     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 6, 1995



                                                   REGISTRATION NOS. 33-57719


                                                                     33-57719-01

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------


             CMS ENERGY CORPORATION                       CMS ENERGY MICHIGAN LIMITED PARTNERSHIP
 (Exact name of registrant as specified in its        (Exact name of co-registrant as specified in its
                     charter)                                             charter)

                    MICHIGAN                                              MICHIGAN
(State or other jurisdiction of incorporation or      (State or other jurisdiction of incorporation or
                 organization)                                         organization)

                   38-2726431                                            38-3220537
      (I.R.S. Employer Identification No.)                  (I.R.S. Employer Identification No.)


                        Fairlane Plaza South, Suite 1100
                             330 Town Center Drive
                            Dearborn, Michigan 48126
                                 (313) 436-9261
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           -------------------------

                                 Alan M. Wright
               Senior Vice President and Chief Financial Officer
                        Fairlane Plaza South, Suite 900
                             330 Town Center Drive
                            Dearborn, Michigan 48126
                                  313-436-9560
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           -------------------------

  It is respectfully requested that the Commission send copies of all notices, orders and communications to:


              David J. Boyd, Esq.                                Thomas J. Igoe, Jr., Esq.
                Sidley & Austin                                      Reid & Priest LLP
            One First National Plaza                                40 West 57th Street
            Chicago, Illinois 60603                               New York, New York 10019


    Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market and other conditions.

                           -------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains the following prospectuses: (i) "base" prospectus (the "Base Prospectus") to be used in connection with the offer and sale of debt securities, common stock and/or preferred stock of CMS Energy Corporation ("CMS Energy") and preferred securities of CMS Energy Michigan Limited Partnership ("CMS Energy Michigan"), a limited partnership in which CMS Energy is the general partner; and (ii) a prospectus to be used in connection with any offer and sale of a class of common stock of CMS Energy which will be designated as Class G Common Stock (the "Class G Prospectus").

     The Base Prospectus will be used for the offer and sale of all securities, other than the Class G Common Stock, registered pursuant to this Registration Statement, in addition to a prospectus supplement relating to the specific security or securities to be offered and sold. Only the Class G Prospectus will be used with respect to the offer and sale of the Class G Common Stock. CMS Energy plans to consummate, from time to time, transactions involving the sale of securities registered pursuant to this Registration Statement, provided that the proceeds therefrom will not exceed an aggregate of $200,000,000. No decisions have been made as to which securities will be issued or the timing or size of any offering of such securities. Such determinations will be made from time to time in the light of market and other conditions.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

PROSPECTUS (Subject to Completion)

Issued April 6, 1995


                                  $200,000,000

                             CMS ENERGY CORPORATION
                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                                      AND
                    CMS ENERGY MICHIGAN PREFERRED SECURITIES
                           -------------------------

    CMS Energy Corporation, a Michigan corporation ("CMS Energy"), may offer, from time to time, its (i) unsecured senior debt securities (the "Senior Debt Securities") consisting of debentures, notes or other unsecured evidence of indebtedness, (ii) unsecured subordinated debt securities (the "Subordinated Debt Securities," and together with Senior Debt Securities, the "Debt Securities") consisting of debentures, notes and other unsecured evidence of indebtedness, (iii) shares of Common Stock, par value $.01 per share (the "CMS Energy Common Stock"), (iv) Preferred Stock, par value $.01 per share ("CMS Energy Preferred Stock"), or any combination of the foregoing, in each case in amounts, at prices and on terms to be determined at or prior to the time of sale. See "Description of Securities."


    CMS Energy Michigan Limited Partnership ("CMS Energy Michigan"), a Michigan special purpose limited partnership in which CMS Energy is the general partner, may also offer, from time to time, its preferred securities ("CMS Energy Michigan Preferred Securities"), representing limited partner interests in one or more series, in amounts, at prices and on terms to be determined at or prior to the time of sale. CMS Energy Michigan exists for the sole purpose of issuing its partnership interests and lending the proceeds thereof to CMS Energy. CMS Energy Michigan will lend the proceeds of the sale of the CMS Energy Michigan Preferred Securities to CMS Energy in return for Subordinated Debt Securities in aggregate principal amount equal to the aggregate liquidation preference of such Preferred Securities, bearing interest at an annual rate equal to the annual dividend rate of such Preferred Securities and having certain redemption terms which correspond to the redemption terms for such Preferred Securities. The Subordinated Debt Securities will rank subordinate in right of payment to all Senior Indebtedness (as defined herein) of CMS Energy. The payment of periodic cash distributions ("dividends") and payments on liquidation or redemption with respect to the CMS Energy Michigan Preferred Securities, to the extent of funds held by CMS Energy Michigan and legally available therefor, are guaranteed under a Payment and Guarantee Agreement (the "Guarantee") of CMS Energy. CMS Energy's obligations under the Guarantee are subordinate and junior in right of payment to all other liabilities of CMS Energy and pari passu with the most senior preferred stock issued by CMS Energy. The Subordinated Debt Securities subsequently may be distributed pro rata to holders of CMS Energy Michigan Preferred Securities in connection with the dissolution of CMS Energy Michigan upon the occurrence of certain events as may be described in an accompanying Prospectus Supplement (a "Prospectus Supplement").


    Specific terms of the particular Debt Securities, Common Stock, CMS Energy Preferred Stock and CMS Energy Michigan Preferred Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the following:
(i) in the case of Debt Securities, the designation, aggregate principal amount, denomination, maturity, any exchange, conversion, redemption or sinking fund provisions, provisions for redemption at the option of the holder, interest rate (which may be fixed or variable), the time and method of calculating interest payments, the right of CMS Energy, if any, to defer payment of interest on the Debt Securities and the maximum length of such deferral period, any listing on a securities exchange and other specific terms of the offering; (ii) in the case of CMS Energy Common Stock, the number of shares, public offering price and other specific terms of the offering; and (iii) in the case of CMS Energy Preferred Stock and CMS Energy Michigan Preferred Securities, the designation, number of shares, liquidation preference per security, initial public offering price, any listing on a securities exchange, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any voting rights, any redemption, exchange, conversion or sinking fund provisions and any other rights, preferences, privileges, limitations or restrictions relating to the CMS Energy Preferred Stock or the CMS Energy Michigan Preferred Securities, as the case may be, of a specific series and, in the case of CMS Energy Michigan Preferred Securities, the terms upon which the proceeds of the sale of the CMS Energy Michigan Preferred Securities will be loaned to CMS Energy. The offering price to the public of the Offered Securities will be limited to $200,000,000 in the aggregate.

    The outstanding CMS Energy Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE"). See "Description of Securities -- Capital Stock -- Dividend and Price Range of CMS Energy Common Stock." The CMS Energy Common Stock sold pursuant to a Prospectus Supplement accompanying this Prospectus will also be listed for trading on the NYSE, subject to official notice of issuance.
                           -------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------


    CMS Energy intends to sell the Offered Securities through underwriters, dealers, agents or directly to a limited number of purchasers. The names of, and the Offered Securities to be purchased by or through underwriters, dealers or agents, if any, the compensation of such persons and other special terms in connection with the offering and sale of such Offered Securities will be set forth in the related Prospectus Supplement. See "Plan of Distribution" herein.


    This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.
                           -------------------------

             The date of this Prospectus is                , 1995.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                             AVAILABLE INFORMATION

     CMS Energy is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning CMS Energy's directors and officers, their remuneration, the principal holders of CMS Energy's securities and any material interest of such persons in transactions with CMS Energy is disclosed in proxy statements distributed to shareholders of CMS Energy and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The outstanding shares of Common Stock of CMS Energy are listed on the NYSE and reports, proxy statements and other information concerning CMS Energy may also be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by CMS Energy with the Commission (File No. 1-9513) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof: (i) CMS Energy's Annual Report on Form 10-K for the year ended December 31, 1994; and (ii) CMS Energy's Current Reports on Form 8-K dated January 10 and February 2, 1995.


     All documents subsequently filed by CMS Energy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering made by this Prospectus (the "Offering") shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     CMS Energy undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to CMS Energy Corporation at its principal executive offices located at Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126,
Attention: Office of the Secretary, telephone: (313) 436-9200.

     Certain information contained in this Prospectus summarizes, is based upon, or refers to information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.
                            ------------------------

                                   CMS ENERGY


     CMS Energy, incorporated in 1987, is the parent holding company of Consumers Power Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving most of Michigan's Lower Peninsula, is CMS Energy's largest subsidiary. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: (i) oil and gas exploration and production, (ii) development and operation of independent power production facilities, (iii) gas marketing services to utility, commercial and industrial customers and (iv) transmission and storage of natural gas.


     CMS Energy conducts its principal operations through the following five business segments: (i) electric utility operations; (ii) natural gas utility operations; (iii) oil and gas exploration and production operations; (iv) independent power production; and (v) gas transmission and marketing. Consumers or Consumers' subsidiaries are engaged in two segments: electric operations and gas operations. Consumers' electric and gas businesses are principally regulated utility operations.


     CMS Energy's 1994 consolidated operating revenue was $3,619 million. This consolidated operating revenue was derived from Consumers' sales of electric energy (approximately 60% or $2,189 million), Consumers' gas operations (approximately 32% or $1,151 million), oil and gas exploration and production activities (approximately 3% or $85 million), independent power production activities (approximately 1% or $45 million) and gas transmission and marketing (approximately 4% or $145 million). Consumers' consolidated operations in the electric and gas utility businesses account for the major share of CMS Energy's total assets, revenue and income. CMS Energy's share of 1994 unconsolidated non-utility independent power production revenue was $385 million.



     Consumers is a public utility serving almost six million of Michigan's nine million residents in all of the 68 counties in Michigan's Lower Peninsula. Industries in Consumers' service area include automotive, metal, chemical, food and wood products and a diversified group of other industries. Consumers' 1994 consolidated operating revenue of $3,356 million was derived approximately 65% ($2,189 million) from its electric utility business and approximately 35% ($1,151 million) from its gas utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission (the "MPSC") and the Federal Energy Regulatory Commission.


                    CMS ENERGY MICHIGAN LIMITED PARTNERSHIP


     CMS Energy Michigan is a limited partnership formed under the laws of the State of Michigan. CMS Energy Michigan exists for the sole purpose of issuing its limited partnership interests and investing the net proceeds thereof in the Subordinated Debt Securities. CMS Energy is the sole general partner in CMS Energy Michigan (the "General Partner"). CMS Energy Finance Corporation, a Michigan corporation and wholly-owned subsidiary of CMS Energy ("CMS Finance"), is, as of the date hereof, the sole limited partner in CMS Energy Michigan. Upon the issuance of CMS Energy Michigan Preferred Securities, which securities represent limited partner interests in CMS Energy Michigan, holders of the CMS Energy Michigan Preferred Securities will be limited partners in CMS Energy Michigan and CMS Finance will withdraw as a limited partner. CMS Energy will make capital contributions from time to time to the extent required so that the total contributions made by the General Partner, as general partner, shall at all times be at least equal to 1% of the total contributions made by all partners. CMS Energy Michigan is managed by the General Partner and exists for the sole purpose of issuing its partnership interests and lending the proceeds thereof to CMS Energy, such loans to be evidenced by Subordinated Debt Securities of CMS Energy. The rights and obligations of CMS Energy, as General Partner, and the limited partners of CMS Energy Michigan will be governed by the Michigan Revised Uniform Limited Partnership Act and by an Amended and Restated Limited Partnership Agreement of CMS Energy Michigan (the "Limited Partnership Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part. CMS Energy Michigan has a term of approximately 99 years, unless earlier dissolved. CMS Energy Michigan's registered office in the State of Michigan is Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, telephone number: (313) 436-9200. All of CMS Energy Michigan's business and affairs will be conducted by CMS Energy, as the sole general partner. The principal place of business of CMS Energy Michigan is c/o CMS Energy Corporation, Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, telephone number: (313) 436-9200.


                                USE OF PROCEEDS


     CMS Energy Michigan will loan to CMS Energy all proceeds received by CMS Energy Michigan from the sale of its CMS Energy Michigan Preferred Securities. As will be more specifically set forth in the applicable Prospectus Supplement, CMS Energy will use such borrowed amounts and the net proceeds from the sale of the Debt Securities, CMS Energy Common Stock and the CMS Energy Preferred Stock offered hereby to invest in the businesses of CMS Energy and for its general corporate purposes.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


     The ratios of earnings to fixed charges and the ratios of earnings to fixed charges and preferred stock dividends for each of the years ended December 31, 1990 through 1994 are as follows:



                                                                  YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------
                                                       1994      1993      1992       1991       1990
                                                       ----      ----      ----      ------      ----
                                                                           (1)       (2)(3)      (4)
Ratio of earnings to fixed charges..................   2.12      1.92       --         --         --
Ratio of earnings to fixed charges and preferred
  stock dividends...................................   1.91      1.83       --         --         --


- -------------------------

(1) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million. Earnings as defined include a $520 million pre-tax loss on the settlement of MCV power purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 1.34 and 1.30, respectively, excluding these amounts.


(2) Excludes an extraordinary after-tax loss of $14 million.

(3) For the year ended December 31, 1991, fixed charges exceeded earnings by $356 million. Earnings as defined include pre-tax losses of $398 million for write-downs and reserve amounts related to Consumers' abandonment of the construction of a nuclear generating station in Midland, Michigan ("Midland Construction"), $76 million for potential customer refunds and other reserves, and $51 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 1.48 and 1.45, respectively, excluding these amounts.

(4) For the year ended December 31, 1990, fixed charges exceeded earnings by $500 million. Earnings as defined include pre-tax losses of $847 million for write-downs and reserve amounts related to the abandonment of the Midland Construction. The ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 2.01 and 1.96, respectively, excluding these amounts.

     For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                           DESCRIPTION OF SECURITIES

DEBT SECURITIES


     The Senior Debt Securities will be issued under an Indenture dated as of September 15, 1992, as amended and supplemented (the "Senior Debt Indenture"), between CMS Energy and NBD Bank, N.A., as Trustee (the "Senior Debt Trustee"), and the Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Debt Indenture"), between CMS Energy and The Chase Manhattan Bank, N.A., as Trustee (the "Subordinated Debt Trustee"). The descriptions of the provisions of the Debt Securities, the Senior Debt Indenture and the Subordinated Debt Indenture contained herein are brief summaries of such provisions and do not purport to be complete. The forms of the Senior Debt Indenture and the Subordinated Debt Indenture are filed as exhibits to the Registration Statement of which this Prospectus is a part, and reference is made thereto for the respective definitive provisions of such Indentures. The descriptions herein are qualified in their entirety by such reference. Certain capitalized terms used herein shall have the meanings respectively set forth in the respective Indentures.


  GENERAL


     CMS Energy will offer under this Prospectus unsecured Debt Securities, any of which may be issued as: (a) Senior Debt Securities or (b) Subordinated Debt Securities. The terms of any Debt Securities may or may not restrict the issuance by CMS Energy or its subsidiaries of additional indebtedness which is secured, unsecured, senior, pari passu or subordinated to such Debt Securities.



     CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. The Debt Securities will be obligations exclusively of CMS Energy. CMS Energy's ability to service its indebtedness, including the Debt Securities, is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances, and repayment of loans and advances from CMS Energy. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. See "Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" below.



     A substantial portion of the consolidated liabilities of CMS Energy have been incurred by its subsidiaries. Therefore, CMS Energy's rights and the rights of its creditors, including holders of Debt Securities, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary (in which case the claims of CMS Energy would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy). As of December 31, 1994, CMS Energy's subsidiaries had total indebtedness for borrowed money (excluding intercompany indebtedness) of approximately $2.5 billion.



     The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered thereby (the "Offered Debt Securities"):
(1) the specific designation of the Offered Debt Securities and whether such Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates, if any (and whether fixed or extendible), on which the Offered Debt Securities will mature; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, the date or dates on which any such interest will be payable and the regular record dates for any interest payable on the Offered Debt Securities; (5) the place or places where the principal of and any interest on the Offered Debt Securities shall be payable and where such Offered Debt Securities may be surrendered for registration of transfer or exchange; (6) any provisions relating to the issuance of the Offered Debt Securities at an original issue discount; (7) the option, if any, of CMS Energy to redeem the Offered Debt Securities and the periods within which or the dates on which, the prices at which and the terms and conditions upon which, such Offered Debt Securities may be redeemed, in whole or in part, upon the exercise of such option; (8) the obligation, if any, of CMS Energy to redeem such Offered Debt Securities pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Offered Debt Securities will be redeemed, in whole or in part, pursuant to such obligation; (9) the obligation, if any, of CMS Energy to permit the conversion of the Offered Debt Securities into CMS Energy Common Stock, and the terms and conditions upon which such conversion shall be effected; (10) the denominations in which such Offered Debt Securities will be issued and whether the Offered Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (11) whether the Offered Debt Securities will be issuable in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global securities; (12) whether and under what circumstances CMS Energy will pay additional amounts with respect to the Offered Debt Securities to a non-United States Person (as defined in such Prospectus Supplement) on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether CMS Energy will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; (13) any provisions which could afford holders of the Offered Debt Securities protection in the event of a highly leveraged transaction involving CMS Energy; and (14) any other terms of the Offered Debt Securities not inconsistent with the related Indenture, including covenants and events of default relating solely to the Offered Debt Securities. Debt Securities may be issued at a substantial discount from the stated principal amount thereof ("Original Issue Discount Securities"). United States federal income tax consequences and other special considerations applicable thereto or to other Offered Debt Securities offered and sold at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.


  CONCERNING THE TRUSTEES

     Each of NBD Bank, N.A., the Trustee under the Senior Debt Indenture, and The Chase Manhattan Bank, N.A., the Trustee under the Subordinated Debt Indenture, is one of a number of banks with which CMS Energy and its subsidiaries maintain ordinary banking relationships, including credit facilities. The Chase Manhattan Bank, N.A., is the trustee under the GTN Indenture (as defined herein).

  SENIOR DEBT SECURITIES

     General. The Senior Debt Securities will be issuable under the Senior Debt Indenture. The Senior Debt Indenture does not limit the aggregate principal amount of Senior Debt Securities which may be issued thereunder. Senior Debt Securities may be issued under the Senior Debt Indenture from time to time in one or more series. Each series of Senior Debt Securities shall mature on a date not less than 9 months nor more than 40 years after the date of issuance. Capitalized terms used in this section "Senior Debt Securities" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Senior Debt Indenture.

     Exchange and Transfer. Senior Debt Securities may be presented for exchange and registered Senior Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Senior Debt Indenture. Senior Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.


     Payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Senior Debt Securities in registered form will be made at the office or agency of the Senior Debt Trustee in the Borough of Manhattan, the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Senior Debt Securities in registered form will be made to the Persons in whose name such Senior Debt Securities are registered at the close of business on the Record Date for such interest payments.

     Events of Default. The occurrence of any of the following events with respect to the Senior Debt Securities of any series will constitute an "Event of Default" with respect to the Senior Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Senior Debt Securities of such series; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Senior Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise; (c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Senior Debt Securities of such series; (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Senior Debt Indenture relating to the Senior Debt Securities of such series after written notice thereof as provided in the Senior Debt Indenture; (e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or
(g) a default resulting in the acceleration of indebtedness in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after notice of such default. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Senior Debt Securities and will be described in the Prospectus Supplement relating to such Senior Debt Securities.

     If an Event of Default on any series of Senior Debt Securities shall have occurred and be continuing, either the Senior Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of such series then Outstanding may declare the principal of all Senior Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately.

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Senior Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Senior Debt Indenture by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding.

     Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Senior Debt Indenture provides that, subject to the duty of the Senior Debt Trustee to act with the requisite standard of care in case a default with respect to a series of Senior Debt Securities shall have occurred and be continuing, the Senior Debt Trustee will be under no obligation to exercise any of its rights or powers under the Senior Debt Indenture at the request, order or direction of the Holders of the Senior Debt Securities, unless such Holders shall have offered to the Senior Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Senior Debt Indenture, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or exercising any trust or power conferred on the Senior Debt Trustee, with respect to the Senior Debt Securities of such affected series.

     The Senior Debt Indenture provides that no Holder of Senior Debt Securities may institute any action against CMS Energy under the Senior Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Senior Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Senior Debt Trustee to institute such action and shall have offered the Senior Debt Trustee reasonable indemnity, the Senior Debt Trustee shall not have instituted such action within 60 days of such request and the Senior Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class).

     The Senior Debt Indenture requires CMS Energy to furnish to the Senior Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Senior Debt Indenture. The Senior Debt Indenture provides that the Senior Debt Trustee may withhold notice to the Holders of the

Senior Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Senior Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Senior Debt Securities of such series.

     Consolidation, Merger or Sale of Assets. The Senior Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Senior Debt Securities and the Senior Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia.

     Modification of the Senior Debt Indenture. The Senior Debt Indenture permits CMS Energy and the Senior Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Senior Debt Securities to: (a) secure the Senior Debt Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Senior Debt Indenture and the Senior Debt Securities then Outstanding, (c) add covenants for the protection of the Holders of the Senior Debt Securities, (d) cure any ambiguity or correct any inconsistency in the Senior Debt Indenture, (e) establish the form and terms of any series of securities under the Senior Debt Indenture and (f) evidence the acceptance of appointment by a successor Senior Debt Trustee.


     The Senior Debt Indenture also permits CMS Energy and the Senior Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Senior Debt Securities of all series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Senior Debt Indenture or modify in any manner the rights of the Holders of the Senior Debt Securities of each such affected series; provided, however, that CMS Energy and the Senior Debt Trustee may not, without the consent of the Holder of each Senior Debt Security then outstanding and affected thereby: (a) change the time of payment of the principal (or any installment) of any Senior Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Senior Debt Security when due; or (b) reduce the percentage in principal amount of the Senior Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Senior Debt Indenture.



     Prior to the acceleration of the maturity of any Senior Debt Security, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Senior Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Senior Debt Indenture or of any Senior Debt Security which cannot be modified or amended without the consent of the Holder of each Senior Debt Security affected.


     Defeasance and Discharge. The Senior Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Senior Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or (b) CMS Energy need not comply with certain restrictive covenants of the Senior Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Senior Debt Securities of such series on the stated maturity of such Senior Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Senior Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Senior

Debt Securities of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Senior Debt Indenture there has been a change in the applicable Federal income tax law.

     In the event CMS Energy exercises its option to terminate its obligations with respect to the Senior Debt Securities of any series as described in the preceding paragraph and the Senior Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Senior Debt Trustee would be insufficient to pay amounts due on the Senior Debt Securities of such series at the time of their accelerated maturity, CMS Energy would remain liable for such amounts.


     CMS Energy may also obtain a discharge of the Senior Debt Indenture with respect to all Senior Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Senior Debt Securities, to replace stolen, lost or mutilated Senior Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any and interest on the Senior Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Senior Debt Securities are by their terms due and payable, or are to be called for redemption, within one year.



     It is possible that for federal income tax purposes any deposit contemplated in the preceding paragraph could be treated as a taxable exchange of the related Senior Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, Holders of such Senior Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Senior Debt Securities. Such gain or loss may be capital in nature to Holders for whom the Senior Debt Securities are held as capital assets subject to the possible application of the market discount rules and other limitations. After such a taxable exchange, Holders would be required to include in income a share of the income, gain or loss of the trust or the income from the securities held in trust, as the case may be. The amount so required to be included in income could be different from the amount that would be includible in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.


  SUBORDINATED DEBT SECURITIES

     General. The Subordinated Debt Securities will be issuable under the Subordinated Debt Indenture. The Subordinated Debt Indenture does not limit the aggregate principal amount of Subordinated Debt Securities which may be issued thereunder. Subordinated Debt Securities may be issued under the Subordinated Debt Indenture from time to time in one or more series. Capitalized terms used in this section "Subordinated Debt Securities" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Subordinated Debt Indenture.

     Exchange and Transfer. Subordinated Debt Securities may be presented for exchange and registered Subordinated Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Subordinated Debt Indenture. Subordinated Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

     Payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Subordinated Debt Securities (other than a Registered Global Security) in registered form will be made at the office or agency of the Subordinated Debt Trustee in the Borough of Manhattan, the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Subordinated Debt Securities in registered form will be made to the Persons in whose name such Subordinated Debt Securities are registered at the close of business on the Record Date for such interest payments.



     Events of Default. The occurrence of any of the following events with respect to the Subordinated Debt Securities of any series will constitute an "Event of Default" with respect to the Subordinated Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Subordinated Debt Securities of such series; however, if CMS Energy is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Subordinated Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise; however, if CMS Energy is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Subordinated Debt Securities of such series; (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Subordinated Debt Indenture relating to the Subordinated Debt Securities of such series after written notice thereof as provided in the Subordinated Debt Indenture; (e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (g) a default resulting in the acceleration of indebtedness in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after notice of such default. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Subordinated Debt Securities and will be described in the Prospectus Supplement relating to such Subordinated Debt Securities.


     If an Event of Default on any series of Subordinated Debt Securities shall have occurred and be continuing, either the Subordinated Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of such series then Outstanding may declare the principal of all Subordinated Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately.

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Subordinated Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Subordinated Debt Indenture by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding.

     Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Subordinated Debt Indenture provides that, subject to the duty of the Subordinated Debt Trustee to act with the requisite standard of care in case a default with respect to a series of Subordinated Debt Securities shall have occurred and be continuing, the Subordinated Debt Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Debt Indenture at the request, order or direction of the

Holders of the Subordinated Debt Securities, unless such Holders shall have offered to the Subordinated Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Subordinated Debt Indenture, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Debt Trustee, or exercising any trust or power conferred on the Subordinated Debt Trustee, with respect to the Subordinated Debt Securities of such affected series.

     The Subordinated Debt Indenture provides that no Holder of Subordinated Debt Securities may institute any action against CMS Energy under the Subordinated Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Subordinated Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Subordinated Debt Trustee to institute such action and shall have offered the Subordinated Debt Trustee reasonable indemnity, the Subordinated Debt Trustee shall not have instituted such action within 60 days of such request and the Subordinated Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class).

     The Subordinated Debt Indenture requires CMS Energy to furnish to the Subordinated Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Subordinated Debt Indenture. The Subordinated Debt Indenture provides that the Subordinated Debt Trustee may withhold notice to the Holders of the Subordinated Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Subordinated Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Subordinated Debt Securities of such series.


     Subordination. The Subordinated Debt Indenture provides (and each Holder of Subordinated Debt Securities by acceptance thereof agrees) that the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of CMS Energy. No payment on account of principal of, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the Holders of such Senior Indebtedness. In addition, the Subordinated Debt Indenture provides that upon the happening and during the continuation of any default in payment of the principal of, premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable or in the event any judicial proceeding shall be pending with respect to any such default, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment shall be made by CMS Energy with respect to the principal of, premium, if any, or interest on Subordinated Debt Securities or to acquire any Subordinated Debt Securities or on account of any sinking fund provisions applicable to Subordinated Debt Securities. CMS Energy shall give prompt written notice to the Subordinated Debt Trustee of any default under any Senior Indebtedness or under any agreement pursuant to which Senior Indebtedness may have been issued. The Subordinated Debt Indenture provisions described in this paragraph, however, do not prevent CMS Energy from making a sinking fund payment with Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, winding up, liquidation or reorganization of CMS Energy, whether voluntary or involuntary, in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise, all Senior Indebtedness must be paid in full before the Holders of the Subordinated Debt Securities are entitled to any payments whatsoever. Any payment or distribution, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities shall be paid or delivered directly to the Holders of such Senior Indebtedness (or their representative or trustee) in accordance with the priorities then existing among such Holders until all Senior Indebtedness shall have been paid in full before any payment or distribution is made to the Holders of Subordinated Debt Securities. In the event that notwithstanding such subordination provisions, any payment or distribution of assets of any kind or character is made on the Subordinated Debt Securities before all Senior Indebtedness is paid in full, the Subordinated Debt Trustee or the Holders of Subordinated Debt Securities receiving such payment will be required to pay over such payment or distribution to the Holders of such Senior Indebtedness. The rights of the Holders of the Subordinated Debt Securities will be subrogated to the rights of the Holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full. As a result of these subordination provisions, in the event of CMS Energy's insolvency, Holders of the Subordinated Debt Securities may recover ratably less than senior creditors of CMS Energy.


     "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Subordinated Debt Indenture or thereafter incurred, created or assumed: (i) indebtedness of CMS Energy for money borrowed by CMS Energy (including purchase money obligations) or evidenced by debentures (other than the Subordinated Debt Securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by CMS Energy; (ii) obligations with respect to letters of credit; (iii) all indebtedness of others of the type referred to in the preceding clauses (i) and (ii) assumed by or guaranteed in any manner by CMS Energy or in effect guaranteed by CMS Energy; or (iv) renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses (i),
(ii) and (iii) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Subordinated Debt Securities.


     The Subordinated Debt Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued. As of December 31, 1994, Senior Indebtedness of CMS Energy aggregated approximately $744 million.


     Consolidation, Merger or Sale of Assets. The Subordinated Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Subordinated Debt Securities and the Subordinated Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia.

     Modification of the Subordinated Debt Indenture. The Subordinated Debt Indenture permits CMS Energy and the Subordinated Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Subordinated Debt Securities to: (a) secure the Subordinated Debt Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Subordinated Debt Indenture and the Subordinated Debt Securities then Outstanding, (c) add covenants for the protection of the Holders of the Subordinated Debt Securities, (d) cure any ambiguity or correct any inconsistency in the Subordinated Debt Indenture, (e) establish the form and terms of any series of securities under the Subordinated Debt Indenture and (f) evidence the acceptance of appointment by a successor Subordinated Debt Trustee.


     The Subordinated Debt Indenture also permits CMS Energy and the Subordinated Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Subordinated Debt Securities of all series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Subordinated Debt Indenture or modify in any manner the rights of the Holders of the Subordinated Debt Securities of each such affected series; provided, however, that CMS Energy and the Subordinated Debt Trustee may not, without the consent of the Holder of each Subordinated Debt Security then outstanding and affected thereby: (a) change the time of payment of the principal (or any installment) of any Subordinated Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Subordinated Debt Security when due; or (b) reduce the percentage in principal amount of the Subordinated Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Subordinated Debt Indenture.


     Prior to the acceleration of the maturity of any Subordinated Debt Security, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Subordinated Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Subordinated Debt Indenture or of any Subordinated Debt Security which cannot be modified or amended without the consent of the Holder of each Subordinated Debt Security affected.


     Defeasance and Discharge. The Subordinated Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Subordinated Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Subordinated Debt Securities of such series, to replace stolen, lost or mutilated Subordinated Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or (b) CMS Energy need not comply with certain restrictive covenants of the Subordinated Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Subordinated Debt Securities of such series on the stated maturity of such Subordinated Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Subordinated Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Subordinated Debt Securities of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Subordinated Debt Indenture there has been a change in the applicable Federal income tax law.

     In the event CMS Energy exercises its option to terminate its obligations with respect to the Subordinated Debt Securities of any series as described in the preceding paragraph and the Subordinated Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Subordinated Debt Trustee would be insufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of their accelerated maturity, CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of the Subordinated Debt Indenture with respect to all Subordinated Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Subordinated Debt Securities to replace stolen, lost or mutilated Subordinated Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any and interest on the Subordinated Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Subordinated Debt Securities are by their terms due and payable, or are to be called for redemption, within one year.

     It is possible that for federal income tax purposes any deposit contemplated in the preceding paragraph could be treated as a taxable exchange of the related Subordinated Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, Holders of such Subordinated Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Subordinated Debt Securities. Such gain or loss may be capital in nature to Holders for whom the Subordinated Debt Securities are held as capital assets subject to the possible application of the market discount rules and other limitations. After such a taxable exchange, Holders would be required to include in income a share of the income, gain or loss of the trust or the income from the securities held in trust, as the case may be. The amount so required to be included in income could be different from the amount that would be includible in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.


CAPITAL STOCK


     The following outline of certain rights of the holders of CMS Energy capital stock does not purport to be complete and is qualified in its entirety by express reference to Article III of the Articles of Incorporation of CMS Energy, as amended (the "Articles of Incorporation"), the Charter Amendment, as defined below, the Senior Debt Indenture, the Credit Agreement dated as of July 29, 1994 (the "Credit Facility") among CMS Energy, Citibank, N.A. and Union Bank as, co-agents, and certain banks named therein, and CMS Energy's Indenture dated as of January 15, 1994 (the "GTN Indenture") to The Chase Manhattan Bank, N.A., as Trustee, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.


  GENERAL


     The Articles of Incorporation currently authorize 255 million shares of capital stock, of which 250 million are shares of CMS Energy Common Stock, par value $.01 per share, and five million are shares of CMS Energy Preferred Stock, par value $.01 per share. At March 31, 1995, there were outstanding 87,972,947 shares of CMS Energy Common Stock; no shares of CMS Energy Preferred Stock are issued or outstanding. The outstanding shares of the CMS Energy Common Stock are fully paid and nonassessable and the CMS Energy Common Stock offered hereby, when issued and paid for, will be fully paid and nonassessable.



     On March 21, 1995, CMS Energy's shareholders approved an amendment (the "Charter Amendment") to its Articles of Incorporation which would (1) authorize 60 million shares, no par value, of a new class of Common Stock of CMS Energy designated Class G Common Stock ("Class G Common Stock") and (2) increase the authorized number of shares of CMS Energy Preferred Stock to 10 million. The CMS Energy Common Stock and the Class G Common Stock are together referred to herein as the "Common Stock." Class G Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage, a subsidiary of Consumers (such businesses, collectively, will be attributed to the "Consumers Gas Group"). Effective January 1, 1995, the management and operations of the Consumers Gas Group were reorganized as a business unit separate from the electric utility operations of the Consumers. The reorganization is intended to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. The Charter Amendment will not become effective until CMS Energy files a Certificate of Amendment (the "Certificate of Amendment") relating thereto with the Michigan Department of Commerce. CMS Energy does not currently intend to file the Certificate of Amendment with the Michigan Department of Commerce until immediately prior to the first issuance of shares of Class G Common Stock or until it plans to issue over 5 million shares of CMS Energy Preferred Stock. The existing CMS Energy Common Stock would continue to be outstanding and, if and after any shares of Class G Common Stock were issued by CMS Energy, would reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock. After the Registration Statement of which this Prospectus is a part has become effective, CMS Energy may, subject to prevailing market and other conditions, offer shares of Class G Common Stock for sale for cash in an initial public offering. The net proceeds of such offering would be invested in the businesses of CMS Energy and used for its general corporate purposes. Initially, such proceeds will be used to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). The timing and size of such public offering and the price at which such shares would be sold would be determined by the Board of Directors of CMS Energy (the "Board of Directors").



  CMS ENERGY COMMON STOCK



     The following outline of certain rights of the holders of CMS Energy Common Stock describes such rights before the filing of the Certificate of Amendment and the issuance and sale of Class G Common Stock. A summary description and comparison of certain rights and limitations of CMS Energy Common Stock after such filing and issuance and sale is set forth below under "Comparison of Rights and Limitations of CMS Energy Common Stock and Class G Common Stock."



     The shares of CMS Energy Common Stock may be issued from time to time as the Board of Directors shall determine for such consideration as shall be fixed by the Board of Directors. Except as otherwise set forth in this Prospectus or the accompanying Prospectus Supplement, each share of CMS Energy Common Stock shall be equal to every other share of said stock in every respect.



     Dividend Rights. The holders of the CMS Energy Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor, subject to the terms of any CMS Energy Preferred Stock which may in the future be issued and at the time be outstanding.


     Voting Rights. Each holder of CMS Energy Common Stock is entitled to one vote for each share of CMS Energy Common Stock held by such holder on each matter voted upon by the shareholders. Such right to vote is not cumulative. A majority of the votes cast by the holders of shares entitled to vote thereon is sufficient for the adoption of any question presented, except that certain provisions of the Articles of Incorporation relating to special shareholder meetings, the removal, indemnification and liability of the Board of Directors and the requirements for amending these provisions may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

     Preemptive Rights. Holders of CMS Energy Common Stock have no preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any CMS Energy Preferred Stock or other securities or other right or option convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock.


     Liquidation Rights. The Articles of Incorporation currently provide that the Board of Directors shall determine the rights, if any, of the holders of CMS Energy Common Stock upon the voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of CMS Energy.


     Because CMS Energy has subsidiaries which have debt obligations and other liabilities of their own, CMS Energy's rights and the rights of its creditors and its stockholders to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to prior claims of the subsidiary's creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

     Transfer Agent and Registrar. CMS Energy Common Stock is transferable at Consumers Power Company, 212 W. Michigan Avenue, Jackson, MI 49201. The registrar for CMS Energy Common Stock is Consumers Power Company.

  COMPARISON OF RIGHTS AND LIMITATIONS OF CMS ENERGY COMMON STOCK AND CLASS G COMMON STOCK


     The following is a summary description and a comparison of the rights and limitations appertaining to the CMS Energy Common Stock and the Class G Common Stock before the issuance and sale in an initial public offering of the Class G Common Stock and after such issuance. The Class G Common Stock is intended to reflect the separate performance of the Consumers Gas Group and, after the initial public offering of the Class G Common Stock, the CMS Energy Common Stock is intended to reflect the performance of all businesses of CMS Energy and its subsidiaries, including the businesses of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock.


                       BEFORE ISSUANCE OF
                      CLASS G COMMON STOCK                 AFTER ISSUANCE OF CLASS G COMMON STOCK
                  ----------------------------   -----------------------------------------------------------
                    CMS ENERGY COMMON STOCK        CMS ENERGY COMMON STOCK          CLASS G COMMON STOCK
                    -----------------------        -----------------------          --------------------
Voting Rights:    One vote per share             The holders of CMS Energy      The holders of Class G
                                                 Common Stock will vote with    Common Stock will vote with
                                                 the holders of Class G         the holders of CMS Energy
                                                 Common Stock as a single       Common Stock as a single
                                                 class, except on matters       class, except on matters
                                                 which would be required by     which would be required by
                                                 law or the Articles of         law or the Articles of
                                                 Incorporation to be voted on   Incorporation to be voted on
                                                 by class. The CMS Energy       by class. The Class G Common
                                                 Common Stock will have one     Stock will have one vote per
                                                 vote per share.                share.

Dividends:        On February 22, 1995, CMS      On February 22, 1995, CMS      Dividends on the Class G
                  Energy paid a dividend of      Energy paid a dividend of      Common Stock will be paid at
                  $.21 per share on the CMS      $.21 per share on the CMS      the discretion of the Board
                  Energy Common Stock (an        Energy Common Stock (an        of Directors based primarily
                  annualized rate of $.84 per    annualized rate of $.84 per    upon the earnings and
                  share). Dividends paid on      share). Dividends paid on      financial condition of the
                  CMS Energy's Common Stock in   CMS Energy's Common Stock in   Consumers Gas Group, and, to
                  1994 were $.78 per share.      1994 were $.78 per share.      a lesser extent, CMS Energy
                  Dividends are payable out of   The issuance of the Class G    as a whole. Dividends will
                  the assets of CMS Energy       Common Stock is not expected   be payable out of the lesser
                  legally available therefor.    to change the rate at which    of (i) the assets of CMS
                                                 dividends will be paid on      Energy legally available
                  See also "-- Capital Stock     the CMS Energy Common Stock.   therefor and (ii) the
                  -- Restrictions on Payment     Future dividends on the CMS    Available Class G Dividend
                  of Dividends by CMS Energy"    Energy Common Stock will be    Amount (as defined in the
                  and "-- Primary Source of      paid at the discretion of      Charter Amendment).
                  Funds of CMS Energy;           the Board of Directors based
                  Restrictions on Sources of     primarily upon the earnings    Dividends with respect to
                  Dividends."                    and financial condition of     the Class G Common Stock are
                                                 CMS Energy, including the      expected to be paid
                                                 Consumers Gas Group, except    commensurate with dividend
                                                 for the interest in the        practices of comparable
                                                 Consumers Gas Group            publicly-held local natural
                                                 attributable to the            gas distribution companies
                                                 outstanding shares of the      generally. Management
                                                 Class G Common Stock, and      believes that such practices
                                                 other factors. Dividends       currently are to pay out
                                                 will be payable out of the     from 70% to 85% of annual
                                                 assets of CMS Energy legally   earnings available for
                                                 available therefor.            dividends on common stock.

                                                 CMS Energy, in the sole        CMS Energy, in the sole
                                                 discretion of its Board of     discretion of its Board of
                                                 Directors could pay            Directors, could pay
                                                 dividends exclusively to the   dividends exclusively to the
                                                 holders of CMS Energy Common   holders of CMS Energy Common
                                                 Stock, exclusively to the      Stock, exclusively to the
                                                 holders of Class G Common      holders of Class G Common
                                                 Stock, or to the holders of    Stock, or to the holders of
                                                 both of such classes in        both of such classes in
                                                 equal or unequal amounts. It   equal or unequal amounts. It
                                                 is the Board of Directors'     is the Board of Directors'
                                                 current intention that the     current intention that the
                                                 declaration or payment of      declaration or payment of
                                                 dividends with respect to      dividends with respect to
                                                 the Class G Common Stock       the Class G Common Stock
                                                 shall not be reduced,          shall not be reduced,
                                                 suspended or eliminated as a   suspended or eliminated as a
                                                 result of factors              result of factors arising
                                                                                out of or relating to the
                                                                                electric utility business or
                                                                                the

                       BEFORE ISSUANCE OF
                      CLASS G COMMON STOCK                 AFTER ISSUANCE OF CLASS G COMMON STOCK
                  ----------------------------   -----------------------------------------------------------
                    CMS ENERGY COMMON STOCK        CMS ENERGY COMMON STOCK          CLASS G COMMON STOCK
                    -----------------------        -----------------------          --------------------
                                                 arising out of or relating     non-utility businesses of
                                                 to the electric utility        CMS Energy unless such
                                                 business or the non-utility    factors also require, in the
                                                 businesses of CMS Energy       Board of Directors' sole
                                                 unless such factors also       discretion, the omission of
                                                 require, in the Board of       the declaration or reduction
                                                 Directors' sole discretion,    in payment of dividends on
                                                 the omission of the            both the CMS Energy Common
                                                 declaration or reduction in    Stock and the Class G Common
                                                 payment of dividends on both   Stock.
                                                 the CMS Energy Common Stock
                                                 and the Class G Common         See also "-- Capital Stock
                                                 Stock.                         -- Restrictions on Payment
                                                                                of Dividends by CMS Energy"
                                                 See also "-- Capital Stock     and "-- Primary Source of
                                                 -- Restrictions on Payment     Funds of CMS Energy;
                                                 of Dividends by CMS Energy"    Restrictions on Sources of
                                                 and "-- Primary Source of      Dividends."
                                                 Funds of CMS Energy;
                                                 Restriction on Sources of
                                                 Dividends."

Exchanges:        None.                          None.                          CMS Energy may exchange the
                                                                                Class G Common Stock for a
                                                                                proportionate number of
                                                                                shares of a subsidiary that
                                                                                holds all the assets and
                                                                                liabilities attributed to
                                                                                the Consumers Gas Group, and
                                                                                no other assets and
                                                                                liabilities.

                                                                                If CMS Energy transfers all
                                                                                or substantially all of the
                                                                                properties and assets
                                                                                attributed to the Consumers
                                                                                Gas Group, CMS Energy is
                                                                                required, subject to certain
                                                                                exceptions and conditions,
                                                                                to exchange each outstanding
                                                                                share of Class G Common
                                                                                Stock for a number of shares
                                                                                of CMS Energy Common Stock
                                                                                having a Fair Market Value
                                                                                (defined in the Charter
                                                                                Amendment) equal to 110% of
                                                                                the Fair Market Value of one
                                                                                share of Class G Common
                                                                                Stock.

                                                                                CMS Energy may, in the sole
                                                                                discretion of the Board of
                                                                                Directors, at any time,
                                                                                exchange each outstanding
                                                                                share of Class G Common
                                                                                Stock for a number of shares
                                                                                of CMS Energy Common Stock
                                                                                having a Fair Market Value
                                                                                equal to 115% of the Fair
                                                                                Market Value of one share of
                                                                                Class G Common Stock.

                       BEFORE ISSUANCE OF
                      CLASS G COMMON STOCK                 AFTER ISSUANCE OF CLASS G COMMON STOCK
                  ----------------------------   -----------------------------------------------------------
                    CMS ENERGY COMMON STOCK        CMS ENERGY COMMON STOCK          CLASS G COMMON STOCK
                    -----------------------        -----------------------          --------------------
Liquidation:      In the event of the            In the event of the            In the event of the
                  liquidation of CMS Energy,     liquidation of CMS Energy,     liquidation of CMS Energy,
                  the holders of CMS Energy      each outstanding share of      each outstanding share of
                  Common Stock will receive      CMS Energy Common Stock will   Class G Common Stock will be
                  the assets, if any,            be entitled to a portion of    entitled to a portion of the
                  remaining for distribution     the assets remaining for       assets remaining for
                  to common stockholders.        distribution to holders of     distribution to holders of
                                                 Common Stock equal to the      Common Stock equal to the
                                                 amount of such assets          amount of such assets
                                                 divided by the total number    dividend by the total number
                                                 of shares of CMS Energy        of shares of CMS Energy
                                                 Common Stock and Class G       Common and Class G Common
                                                 Common Stock then              Stock then outstanding.
                                                 outstanding.

     Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of a majority of the outstanding shares of either class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. In the event that there is more than one class of Common Stock, the effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

  CMS ENERGY PREFERRED STOCK

     The shares of CMS Energy Preferred Stock may be issued from time to time in one or more series with such relative rights and preferences of the shares of any such series as may be determined by the Board of Directors. The Board of Directors is authorized to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of CMS Energy Preferred Stock, the designation, powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of such series, including, but without limiting the generality of the foregoing, the following:

          (a) The rate of dividend, if any;

          (b) The price at and the terms and conditions upon which shares may be redeemed;

          (c) The rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of CMS Energy;

          (d) Sinking fund or redemption or purchase provisions, if any, to be provided for shares of the series;

          (e) The terms and conditions upon which shares may be converted into shares of other series or other capital stock, if issued with the privilege of conversion; and

          (f) The voting rights in the event of default in the payment of dividends or under such other circumstances and upon such conditions as the Board of Directors may determine.

     The specific terms of CMS Energy Preferred Stock will be described in the Prospectus Supplement relating thereto.

     Unless otherwise provided in a Prospectus Supplement, no holder of any shares of any series of CMS Energy Preferred Stock shall be entitled to vote in the election of directors or in respect of any other matter except as may be required by the Michigan Business Corporation Act, as amended.

     Unless otherwise provided in a Prospectus Supplement, holders of CMS Energy Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any CMS Energy Preferred Stock or other securities or other right or option convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock. The future issuance of CMS Energy Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.

  RESTRICTIONS ON PAYMENT OF DIVIDENDS BY CMS ENERGY


     CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries, in particular, Consumers, borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy, and, accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy, in particular, Consumers, and other factors. See "Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" below.


     Dividends on capital stock of CMS Energy are limited by Michigan law to legally available assets of CMS Energy. Distributions on Common Stock may be subject to the rights of the holders, if any, of the CMS Energy Preferred Stock.

     There are restrictions on CMS Energy's ability to pay dividends contained in its Credit Facility, the Senior Debt Indenture and the GTN Indenture.


     The Credit Facility provides that CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to (i) declare or pay any cash dividend or distribution on the capital stock of CMS Energy or such subsidiaries, or (ii) purchase, redeem, retire or otherwise acquire for value any such capital stock (a "Restricted Payment"), unless: (1) no event of default under the Credit Facility, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1993 shall not have exceeded the sum of: (a) $120,000,000, (b) 100% of CMS Energy's consolidated net income (as defined in the Senior Debt Indenture) since September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Senior Debt Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 30, 1993. At December 31, 1994, CMS Energy could pay cash dividends of $392 million pursuant to this restriction.


     The First and Second Supplemental Indentures to the Senior Debt Indenture, pursuant to which CMS Energy's Series A Senior Deferred Coupon Notes due October 1, 1997 and Series B Senior Deferred Coupon Notes due October 1, 1999 were issued, provide that so long as any of such Notes are outstanding, CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to make a Restricted Payment, unless: (1) no event of default under the Senior Debt Indenture, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1992 shall not have exceeded the sum of: (a) $40,000,000, (b) 100% of CMS Energy's consolidated net income (as defined in the Senior Debt Indenture) since September 30, 1992 to end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Senior Debt Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 15, 1992. At December 31, 1994, CMS Energy could pay cash dividends of $399 million pursuant to this restriction.



     The GTN Indenture provides that, so long as any of the General Term Notes, Series A ("GTNs") issued thereunder are outstanding and are rated below BBB- by Standard & Poor's or by Duff & Phelps, CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to make any Restricted Payments, if at any time CMS Energy or such subsidiary makes such Restricted
Payment: (1) an Event of Default (as defined in the GTN Indenture), or an event that with the lapse of time or the giving of notice or both would constitute such an Event of Default, has occurred and is continuing (or would result therefrom), or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since September 30, 1993, would exceed the sum of: (a) $120,000,000 plus 100% of consolidated net income from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate net proceeds received by CMS Energy from the issue or sale of or contribution with respect to its capital stock after September 30, 1993. At December 31, 1994, CMS Energy could pay cash dividends of $392 million pursuant to this restriction.


     The foregoing provisions do not prohibit: (i) dividends or other distributions paid by CMS Energy in respect of the capital stock issued in connection with the acquisition of any business or assets by CMS Energy where such payments are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of capital stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, capital stock;
(iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with the aforementioned limitations; or (iv) payments pursuant to the tax sharing agreement among CMS Energy and its subsidiaries.


     In addition, Michigan law prohibits payment of a dividend if, after giving it effect, CMS Energy would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if CMS Energy were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. CMS Energy's net assets available for payment of dividends under the Michigan Business Corporation Act at December 31, 1994 were $1,104 million.

  DIVIDENDS AND PRICE RANGE OF CMS ENERGY COMMON STOCK


     CMS Energy has paid dividends on its outstanding CMS Energy Common Stock each year since its inception except 1987 and 1988. At December 31, 1994, there were approximately 63,646 CMS Energy Common Stock shareholders of record. Future dividends will depend upon CMS Energy's earnings, financial condition and other factors. Reference is made to "Capital Stock -- Restrictions on Payment of Dividends by CMS Energy" and "Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" regarding limitations upon payment of dividends on the capital stock of CMS Energy.


     The following table indicates the high and low sales prices of the CMS Energy Common Stock for the calendar quarters indicated as reported in The Wall Street Journal under "New York Stock Exchange Composite Transactions," and the quarterly cash dividends declared per share of CMS Energy Common Stock, for the calendar quarters indicated.


                                                                           PRICE RANGE
                                                                          --------------
YEAR                                                                      HIGH      LOW     DIVIDEND
- ----                                                                      -----    -----    --------
1991:   First Quarter..................................................  $33      $26 1/2     $.12
        Second Quarter.................................................   30 3/4   23 3/4      .12
        Third Quarter..................................................   25 7/8   18          .12
        Fourth Quarter.................................................   19 3/4   16 5/8      .12
1992:   First Quarter..................................................   22 3/4   17 7/8      .12
        Second Quarter.................................................   21 7/8   14 7/8      .12
        Third Quarter..................................................   17 1/2   15 1/4      .12
        Fourth Quarter.................................................   18 3/8   16 3/4      .12
1993:   First Quarter..................................................   20 7/8   17 7/8      .12
        Second Quarter.................................................   25 1/2   19 1/2      .12
        Third Quarter..................................................   27 1/2   24 7/8      .18
        Fourth Quarter.................................................   27 1/8   23          .18
1994:   First Quarter..................................................   25       21 1/8      .18
        Second Quarter.................................................   22 7/8   19 5/8      .18
        Third Quarter..................................................   23 3/8   20 5/8      .21
        Fourth Quarter.................................................   23 1/4   20 7/8      .21
1995:   First Quarter..................................................   24 3/4   22 5/8      .21



     The last reported sale price of the CMS Energy Common Stock on March 31, 1995, on the NYSE was $23 3/8.


PRIMARY SOURCE OF FUNDS OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

     The ability of CMS Energy to pay (i) dividends on its capital stock and
(ii) its indebtedness, including the Debt Securities, depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon rates authorized by the MPSC.


     Consumers' ability to pay dividends is restricted by its First Mortgage Bond Indenture (the "Mortgage Indenture") and its Articles of Incorporation (the "Articles"). The Mortgage Indenture provides that Consumers can only pay dividends on its common stock out of retained earnings accumulated subsequent to September 30, 1945, provided that upon such payment, there shall remain of such retained earnings an amount equivalent to any deficiency in maintenance and replacement expenditures as compared with maintenance and replacement requirements since December 31, 1945. Because of restrictions in its Articles and Mortgage Indenture, Consumers was prohibited from paying dividends on its common stock from June 1991 to December 31, 1992. However, as of December 31, 1992, Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. With the accumulated deficit eliminated, Consumers satisfied the requirements under its Mortgage Indenture and resumed paying dividends on its common stock in May 1993.


     Consumers' Articles also provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its preferred stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers, and (iii) $7.50 per share on all then outstanding shares of all other stock over which its preferred stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12 month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period (hereinafter defined) if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "base period"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.


     Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.


     In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if Consumers were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Consumers' net assets available for payment of dividends under the Michigan Business Corporation Act at December 31, 1994 were $1,419 million.



     Under the most restrictive of these conditions, at December 31, 1994, $41.1 million of Consumers' retained earnings were available to pay cash dividends on its common stock. Currently it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers' Board of Directors reserves the right to change this policy at any time.


     Consumers paid dividends on its common stock of $16.0 million on February 22, 1994, of $65.6 million on May 20, 1994, $31.0 million on August 19, 1994,
$36.0 million on November 4, 1994 and $27.4 million on December 20, 1994.

CMS ENERGY MICHIGAN PREFERRED SECURITIES


  GENERAL



     CMS Energy Michigan may issue, from time to time, CMS Energy Michigan Preferred Securities, in one or more series, having terms described in the Prospectus Supplement relating thereto. The Limited Partnership Agreement will authorize the establishment of one or more series of CMS Energy Michigan Preferred Securities, having such terms, including dividends, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth therein or otherwise established by the General Partner pursuant thereto. Reference is made to the Prospectus Supplement relating to the CMS Energy Michigan Preferred Securities of a particular series for specific terms, including (i) the distinctive designation of such series which shall distinguish it from other series; (ii) the number of CMS Energy Michigan Preferred Securities included in such series, which number may be increased or decreased from time to time unless otherwise provided by the General Partner in creating the series; (iii) the annual dividend rate (or method of determining such rate) for CMS Energy Michigan Preferred Securities of such series and the date or dates upon which such dividends shall be payable, provided, however, dividends on any series of CMS Energy Michigan Preferred Securities shall be payable on a monthly basis to holders of such series of CMS Energy Michigan Preferred Securities as of a record date in each month during which such series of CMS Energy Michigan Preferred Securities are outstanding; (iv) whether dividends on CMS Energy Michigan Preferred Securities of such series shall be cumulative, and, in the case of CMS Energy Michigan Preferred Securities of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on CMS Energy Michigan Preferred Securities of such series shall be cumulative; (v) the amount or amounts which shall be paid out of the assets of CMS Energy Michigan to the holders of CMS Energy Michigan Preferred Securities of such series upon voluntary or involuntary dissolution, winding-up or termination of CMS Energy Michigan; (vi) the price or prices at which, the period or periods within which and the terms and conditions upon which CMS Energy Michigan Preferred Securities of such series may be redeemed or purchased, in whole or in part, at the option of CMS Energy Michigan or the General Partner; (vii) the obligation, if any, of CMS Energy Michigan to purchase or redeem CMS Energy Michigan Preferred Securities of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which CMS Energy Michigan Preferred Securities of such series shall be purchased or redeemed, in whole or in part, pursuant to such obligation; (viii) the period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates of conversion or exchange and the terms and conditions of any adjustments thereof, upon which the CMS Energy Michigan Preferred Securities of such series shall be convertible or exchangeable at the option of the holder of the CMS Energy Michigan Preferred Securities, or CMS Energy Michigan, into any other securities or other property or cash or into any other series of CMS Energy Michigan Preferred Securities; (ix) the voting rights, if any, of CMS Energy Michigan Preferred Securities of such series in addition to those required by law or set forth in the Limited Partnership Agreement, and any requirement for the approval by the holders of CMS Energy Michigan Preferred Securities, or of CMS Energy Michigan Preferred Securities of one or more series, or of both, as a condition to specified action or amendments to the Limited Partnership Agreement; (x) the additional amounts, if any, which CMS Energy Michigan will pay as a distribution as necessary in order that the net amounts received by holders of CMS Energy Michigan Preferred Securities of such series after withholding or deduction of certain taxes, duties, assessments or governmental charges will equal the amount which would have been receivable in respect of such CMS Energy Michigan Preferred Securities in the absence of such withholding or deduction; and (xi) any other relative rights, powers, preferences, privileges, limitations or restrictions of CMS Energy Michigan Preferred Securities of the series not inconsistent with the Limited Partnership Agreement or with applicable law. All CMS Energy Michigan Preferred Securities offered hereby will be guaranteed by CMS Energy to the extent set forth below under "Description of the Guarantee." Any applicable federal income tax considerations applicable to any offering of CMS Energy Michigan Preferred Securities will be described in the Prospectus Supplement relating thereto. Unless otherwise provided in a Prospectus Supplement, the aggregate number of CMS Energy Michigan Preferred Securities which CMS Energy Michigan shall have authority to issue is unlimited.



  ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF CMS ENERGY MICHIGAN PREFERRED SECURITIES;


  EFFECT OF OBLIGATIONS UNDER THE SUBORDINATED DEBT SECURITIES AND THE GUARANTEE



     As discussed herein, CMS Energy Michigan will lend the proceeds of any sale of CMS Energy Michigan Preferred Securities to CMS Energy in return for Subordinated Debt Securities of CMS Energy in aggregate principal amount equal to the aggregate liquidation preference of such Preferred Securities, bearing interest at an annual rate equal to the annual dividend rate of such Preferred Securities and having certain redemption terms which correspond to the redemption terms for such Preferred Securities.



     As long as payments of interest and other payments are made when due on the Subordinated Debt Securities, such payments will be sufficient to cover dividends and payments due on the CMS Energy Michigan Preferred Securities primarily because (i) the aggregate principal amount of Subordinated Debt Securities will be at least equal to the sum of the aggregate stated liquidation preference of the CMS Energy Michigan Preferred Securities; (ii) the interest rate and interest and other payment dates on the Subordinated Debt Securities will match the dividend rate and dividend and other payment dates for the CMS Energy Michigan Preferred Securities; (iii) the Limited Partnership Agreement provides that CMS Energy, as General Partner, shall pay for all, and CMS Energy Michigan shall not be obligated to pay, directly or indirectly, for any, costs and expenses of CMS Energy Michigan; and (iv) the Limited Partnership Agreement further provides that the General Partner shall not cause or permit CMS Energy Michigan to, among other things, engage in any activity that is not consistent with the limited purpose of CMS Energy Michigan.



     If (i) CMS Energy Michigan fails to pay dividends in full on any series of CMS Energy Michigan Preferred Securities for 18 consecutive monthly dividend periods; (ii) an Event of Default (as defined in the Subordinated Debt Indenture) occurs and is continuing on the related series of Subordinated Debt Securities; or (iii) CMS Energy is in default on any of its payment or other obligations under the Guarantee described below, under the terms of such series of CMS Energy Michigan Preferred Securities, the holders of outstanding CMS Energy Michigan Preferred Securities of such series will have the right to appoint a Special Representative, which Special Representative shall, if an Event of Default occurs under the Subordinated Debt Indenture, be authorized to exercise CMS Energy Michigan's right to accelerate the principal amount of the Subordinated Debt Securities and to enforce CMS Energy Michigan's other creditor rights under the Subordinated Debt Securities and the rights of the holders of outstanding CMS Energy Michigan Preferred Securities under the Guarantee. In addition, if the General Partner or the Special Representative fails to enforce the Guarantee, a holder of a CMS Energy Michigan Preferred Security may institute a legal proceeding directly against CMS Energy to enforce its rights under the Guarantee without first instituting a legal proceeding against CMS Energy Michigan or any other person or entity.



     Notwithstanding the appointment of any such Special Representative, CMS Energy shall continue as General Partner and shall retain all rights under the Subordinated Debt Indenture, including any rights it may have to defer interest payments from time to time as may be provided with respect to the Subordinated Debt Securities relating to a particular series of CMS Energy Michigan Preferred Securities, and any such deferral would not constitute a default under the Subordinated Debt Indenture or enable a holder of CMS Energy Michigan Preferred Securities to require payment of a dividend that had not theretofore been declared.



     CMS Energy and CMS Energy Michigan believe that the above mechanisms and obligations, taken together, are equivalent to a full and unconditional guarantee by CMS Energy of payments due on the CMS Energy Michigan Preferred Securities.


DESCRIPTION OF THE GUARANTEE

     Set forth below is a summary of information concerning the Guarantee which will be executed and delivered by CMS Energy for the benefit of the holders, from time to time, of each series of CMS Energy Michigan Preferred Securities. The summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

  GENERAL


     CMS Energy will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full, to the holders of the CMS Energy Michigan Preferred Securities of each series, the Guarantee Payments (as defined below), as and when due, regardless of any defense, right of set-off or counterclaim which CMS Energy may have or assert against CMS Energy Michigan. The following payments with respect to any series of CMS Energy Michigan Preferred Securities to the extent not paid by CMS Energy Michigan (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accrued and unpaid dividends which are required to be paid on the CMS Energy Michigan Preferred Securities of such series, to the extent CMS Energy Michigan shall have funds on hand sufficient to make such payment and funds legally available therefor, as determined by the General Partner, (ii) the redemption price, including all accrued and unpaid dividends (the "Redemption Price"), payable out of funds legally available therefor, as determined by the General Partner with respect to any CMS Energy Michigan Preferred Securities called for redemption by CMS Energy Michigan and (iii) upon a liquidation of CMS Energy Michigan, the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid dividends on the CMS Energy Michigan Preferred Securities of such series to the date of payment and (b) the amount of assets of CMS Energy Michigan remaining available for distribution to holders of CMS Energy Michigan Preferred Securities of such series in liquidation of CMS Energy Michigan. CMS Energy's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by CMS Energy to the holders of CMS Energy Michigan Preferred Securities or by causing CMS Energy Michigan to pay such amounts to such holders.

  CERTAIN COVENANTS OF CMS ENERGY

     In the Guarantee, CMS Energy will covenant that, so long as any CMS Energy Michigan Preferred Securities remain outstanding, CMS Energy will not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock if at such time CMS Energy is in default with respect to its payment or other obligations under the Guarantee or there shall have occurred any event that, with the giving of notice or lapse of time or both, would constitute an Event of Default under the Subordinated Debt Indenture.

  AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not adversely affect the rights of holders of CMS Energy Michigan Preferred Securities (in which case no vote will be required), the Guarantee may be changed only with the prior approval of the holders of not less than 66 2/3% in liquidation preference of the outstanding CMS Energy Michigan Preferred Securities. All guarantees and agreements contained in the Guarantee shall bind the successors, assignees, receivers, trustees and representatives of CMS Energy and shall inure to the benefit of the holders of the CMS Energy Michigan Preferred Securities then outstanding.

  TERMINATION OF THE GUARANTEE

     The Guarantee will terminate and be of no further force and effect as to the CMS Energy Michigan Preferred Securities of any series upon full payment of the Redemption Price of all CMS Energy Michigan Preferred Securities of such series and will terminate completely upon full payment of the amounts payable upon liquidation of CMS Energy Michigan. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of CMS Energy Michigan Preferred Securities of any series must restore payment of any sums paid under such series of CMS Energy Michigan Preferred Securities or the Guarantee.

  STATUS OF THE GUARANTEE


     The Guarantee will constitute an unsecured obligation of CMS Energy and will rank (i) subordinate and junior in right of payment to all other liabilities of CMS Energy (including the Subordinated Debt Securities), except those made pari passu by their terms, (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by CMS Energy and with any guarantee now or hereafter entered into by CMS Energy in respect of any preferred or preference stock of any affiliate of CMS Energy and (iii) senior to Common Stock of CMS Energy. The Limited Partnership Agreement provides that each holder of CMS Energy Michigan Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Guarantee.


     The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be deposited with the General Partner to be held for the benefit of the holders of each series of CMS Energy Michigan Preferred Securities. In the event of the appointment of a Special Representative to, among other things, enforce the Guarantee, the Special Representative may take possession of the Guarantee for such purpose. If no Special Representative has been appointed to enforce the Guarantee, the General Partner has the right to enforce the Guarantee on behalf of the holders of each series of CMS Energy Michigan Preferred Securities. The holders of not less than 10% in aggregate liquidation preference of the CMS Energy Michigan Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the Guarantee, including the giving of directions to the General Partner or the Special

Representative, as the case may be. If the General Partner or the Special Representative fails to enforce the Guarantee as provided above, any holder of CMS Energy Michigan Preferred Securities may institute a legal proceeding directly against the guarantor to enforce its rights under the Guarantee, without first instituting a legal proceeding against CMS Energy Michigan or any other person or entity. The Guarantee will not be discharged except by payment of the Guarantee Payments in full and by complete performance of all obligations under the Guarantee.


  GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the laws of the State of Michigan.

                                 LEGAL OPINIONS


     Opinions as to the legality of the securities offered hereby will be rendered for CMS Energy and CMS Energy Michigan by Denise M. Sturdy, Esq., Assistant General Counsel for CMS Energy. Certain legal matters with respect to Offered Securities will be passed upon by Sidley & Austin, Chicago, Illinois, counsel to CMS Energy and CMS Energy Michigan, and by Reid & Priest LLP, New York, New York, counsel for any underwriters, dealers or agents who will be named in the related Prospectus Supplement.


                                    EXPERTS


     The consolidated financial statements and schedule of CMS Energy as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994 incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                              PLAN OF DISTRIBUTION


     CMS Energy and/or CMS Energy Michigan may sell the Offered Securities (i) through the solicitation of proposals of underwriters or dealers to purchase the Offered Securities; (ii) through underwriters or dealers on a negotiated basis,
(iii) directly to a limited number of purchasers or to a single purchaser; or
(iv) through agents. The Prospectus Supplement with respect to any Offered Securities will set forth the terms of such offering, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to CMS Energy and/or CMS Energy Michigan from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.


     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the

Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.


     If dealers are utilized in the sale of Offered Securities, CMS Energy and/or CMS Energy Michigan will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.



     The Offered Securities may be sold directly by CMS Energy and/or CMS Energy Michigan or through agents designated by CMS Energy and/or CMS Energy Michigan from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by CMS Energy and/or CMS Energy Michigan to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.



     The Offered Securities may be sold directly by CMS Energy and/or CMS Energy Michigan to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.



     Agents, dealers and underwriters may be entitled under agreements with CMS Energy and/or CMS Energy Michigan to indemnification by CMS Energy and/or CMS Energy Michigan against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for CMS Energy and/or CMS Energy Michigan in the ordinary course of business.


     The Offered Securities may or may not be listed on a national securities exchange. Reference is made to the Prospectus Supplement with regard to such matter. No assurance can be given that there will be a market for any of the Offered Securities.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

PROSPECTUS (Subject to Completion)


Issued April 6, 1995


                                              SHARES

                             CMS ENERGY CORPORATION
                              CLASS G COMMON STOCK
                            ------------------------

    All of the shares of CMS Energy Corporation Class G Common Stock ("Class G Common Stock") offered hereby are being sold by CMS Energy Corporation ("CMS Energy"). Prior to this offering, there has been no public market for the Class G Common Stock. It is currently estimated that the initial public offering price
per share will be between $         and $         . See "Underwriters" for a
discussion of the factors to be considered in determining the initial public offering price.

    The Class G Common Stock is Common Stock of CMS Energy and is intended to reflect the separate performance of the natural gas distribution, storage and transportation businesses conducted by Consumers Power Company ("Consumers") and Michigan Gas Storage Company ("MGS") (such businesses, collectively, will be attributed to the "Consumers Gas Group"). Consumers is a direct subsidiary of CMS Energy and MGS is a wholly-owned direct subsidiary of Consumers. The Class G Common Stock is one of two classes of the Common Stock of CMS Energy, the other being CMS Energy Corporation Common Stock ("CMS Energy Common Stock").

    Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors of CMS Energy ("Board of Directors") based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends will be payable out of the lesser of
(i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount. Dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70% to 85% of annual earnings available for dividends on common stock. Consistent with this policy,
if            shares of the Class G Common Stock representing 100% of the equity attributed to the Consumers Gas Group had been outstanding during all of 1994, CMS Energy would have paid a dividend at an annual rate ranging from $
per share to $         per share on the Class G Common Stock.

    In the event of a disposition by CMS Energy of all or substantially all of the properties and assets attributed to the Consumers Gas Group, CMS Energy is required to exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock. CMS Energy may, in the sole discretion of the Board of Directors, at any time exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock. See "Description of Class G Common Stock."

    Application will be made to list the Class G Common Stock on the New York Stock Exchange, Inc. under the symbol "CPG."

    SEE "FACTORS TO CONSIDER" FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                            PRICE $       PER SHARE
                            ------------------------

                                                                            UNDERWRITING
                                                      PRICE TO              DISCOUNTS AND            PROCEEDS TO
                                                       PUBLIC              COMMISSIONS(1)           CMS ENERGY(2)
                                                     ----------           -----------------         --------------
Per Share......................................            $                      $                       $
Total(3).......................................            $                      $                       $

- ---------------------------
(1) CMS Energy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(2) Before deducting expenses payable by CMS Energy estimated at $         .

(3) CMS Energy has granted to the Underwriters an option, exercisable within 30
    days of the date hereof, to purchase up to an aggregate of       additional
    shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting
    discounts and commissions and proceeds to CMS Energy will be $         ,
    $         and $         , respectively. See "Underwriters."

                            ------------------------


    The shares of Class G Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Reid & Priest LLP, counsel for the Underwriters. It is
expected that the delivery of the shares will be made on or about            ,
1995, at the office of                   New York, N.Y., against payment
therefor in New York funds.


            , 1995

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS


                                                                                         PAGE
                                                                                         ----
Incorporation of Certain Documents by Reference.......................................      3
Prospectus Summary....................................................................      4
Factors to Consider...................................................................     15
Use of Proceeds.......................................................................     24
Capitalization........................................................................     25
Dividend Policy.......................................................................     25
Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on
  Sources of Dividends................................................................     27
Certain Management and Accounting Policies............................................     28
Business of the Consumers Gas Group...................................................     31
Consumers Gas Group -- Selected Financial and Operating Data..........................     42
Consumers Gas Group -- Unaudited Pro Forma Condensed Statement of Income..............     43
Consumers Gas Group -- Management's Discussion and Analysis of Financial Condition and
  Results of Operations...............................................................     44
CMS Energy -- Selected Consolidated Financial Information.............................     49
CMS Energy -- Unaudited Pro Forma Condensed Consolidated Financial Statements.........     50
CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................................     52
Description of Capital Stock..........................................................     62
Certain Federal Income Tax Effects of Offering........................................     71
Underwriters..........................................................................     72
Legal Opinions........................................................................     73
Experts...............................................................................     73
Available Information.................................................................     73
Appendix I -- Glossary................................................................    I-1
Appendix II -- Class G Common Stock Retained Interest Illustrations...................   II-1
Index to Financial Statements.........................................................    F-1

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by CMS Energy with the Securities and Exchange Commission (the "Commission") (File No. 1-9513) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof: (i) CMS Energy's Annual Report on Form 10-K for the year ended December 31, 1994; and (ii) CMS Energy's Current Reports on Form 8-K dated January 10 and February 2, 1995.


     All documents subsequently filed by CMS Energy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Class G Common Stock contemplated hereby (the "Offering") shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     CMS Energy undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to CMS Energy Corporation at its principal executive offices located at Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126,
Attention: Office of the Secretary, telephone: (313) 436-9200.

     Certain information contained in this Prospectus summarizes, is based upon, or refers to information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE CLASS G COMMON STOCK OR CMS ENERGY COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR CERTAIN OTHER EXCHANGES OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus and in the Incorporated Documents. As used herein, "CMS Energy" means CMS Energy Corporation and its consolidated subsidiaries, including the Consumers Gas Group. The description of the terms of the Class G Common Stock in this Prospectus assumes that the Certificate of Amendment ("Certificate of Amendment") to the Articles of Incorporation of CMS Energy authorizing the Class G Common Stock will have been filed with the Michigan Department of Commerce prior to the completion of the Offering. References in this Prospectus to the "Articles of Incorporation" refer to the Articles of Incorporation of CMS Energy, as amended by such Certificate of Amendment, unless the context requires otherwise. Unless indicated otherwise, the information contained in this Prospectus assumes that the Underwriters do not exercise their over-allotment option. Unless otherwise defined herein, capitalized terms used in this Prospectus Summary have the respective meanings ascribed to them elsewhere in this Prospectus. See "Glossary" in Appendix I.


                              CONSUMERS GAS GROUP

GENERAL


     The businesses attributed to the Consumers Gas Group consist of the natural gas distribution, storage and transportation businesses (collectively, the "Gas Distribution Business") conducted by Consumers and its subsidiary, MGS. Consumers is a subsidiary of CMS Energy. For the year ended December 31, 1994, the Gas Distribution Business conducted by the Consumers Gas Group was the largest local natural gas distribution company in Michigan and the fifth largest in the United States based on volumes of natural gas distributed (excluding gas sold for resale). The Consumers Gas Group supplies natural gas for heating and various other energy applications to approximately 1.4 million residential, commercial and industrial customers in 45 of the 68 counties in Michigan's Lower Peninsula through a distribution and transmission system consisting of 21,197 miles of distribution mains and 1,076 miles of transmission lines. The Consumers Gas Group also operates 14 gas storage fields and related facilities. The related facilities have a total certified storage capacity of approximately
359.2 billion cubic feet ("Bcf"), of which 130.0 Bcf is working gas. The Gas Distribution Business is regulated as a public utility by the Michigan Public Service Commission ("MPSC") and the Federal Energy Regulatory Commission ("FERC").



     The operating revenues attributable to the Consumers Gas Group for the year ended December 31, 1994 and the year ended December 31, 1993 were $1,151 million and $1,160 million, respectively, representing 32% and 33%, respectively, of the total consolidated operating revenues of CMS Energy for such periods. The pretax operating income attributable to the Consumers Gas Group for the year ended December 31, 1994 and the year ended December 31, 1993 were $135 million and $146 million, respectively, representing 27% and 33%, respectively, of the total consolidated pretax operating income of CMS Energy for such periods. The total assets attributable to the Consumers Gas Group as of December 31, 1994 were $1,673 million representing 23% of the consolidated total assets of CMS Energy at that date. See "Business of the Consumers Gas Group" for a more complete description of the Gas Distribution Business.



COMPETITIVE ADVANTAGES



     The Consumers Gas Group is well-positioned to capitalize on the opportunities and meet the challenges of the deregulated gas market. The Consumers Gas Group's principal competitive advantages include:



     - Consistent growth. The Consumers Gas Group's gas sales for the year ended December 31, 1994 and for the year ended December 31, 1993 were 241 Bcf and 245 Bcf, respectively, with a total throughput of 314 Bcf and 315 Bcf for those periods (excluding sales to a related partnership, Midland Cogeneration Venture ("MCV") Limited Partnership ("MCV Partnership")). Such sales have grown at an average annual growth rate since 1990 of approximately 3.3% (1.3% weather-adjusted). The weather-adjusted growth is primarily attributable to an increase in the number of customers served. Since 1990, the Consumers Gas Group has experienced an average annual customer growth rate of

       1.5% (approximately 20,000 customers) per year. See "Business of the Consumers Gas Group -- Customers."


     - Diversity and stability of customers served. The Consumers Gas Group's sales are derived from a diversity of customers with no substantial dependence on a particular customer. The Consumers Gas Group's approximately 1.4 million customers include approximately 1.3 million residential customers, 98,000 commercial customers and 8,500 industrial customers. In 1994, residential customers, the primary component of the Consumers Gas Group's load, represented slightly more than half of throughput, while the industrial and commercial classes each represented about one-fourth. For the year ended December 31, 1994, approximately 69.0% of the Consumers Gas Group's revenues were derived from this relatively stable residential customer base. The customer base of the Consumers Gas Group also includes several of the largest manufacturing businesses in the United States, such as Chrysler Corporation, Dow Chemical Company, Ford Motor Company, General Motors Corporation and Upjohn Company.



     - Low cost natural gas provider. The Consumers Gas Group's residential customers enjoy rates which are believed to be consistently among the lowest 15% of all U.S. local natural gas distribution companies. For the year 1994, the Consumers Gas Group's average rate for residential service was $4.62/Mcf ("Mcf" being a thousand cubic feet). See "Business of the Consumers Gas Group -- Business."



     - Substantial natural gas storage capacity. The 14 gas storage fields operated by the Consumers Gas Group have 130.0 Bcf of working gas storage. This storage capacity enabled Consumers Gas Group to provide approximately 51.0% of its sale requirements throughout the 1994-1995 winter heating season (November 1 through March 31) and 67.0% of its January 1994 peak-day requirement from storage. These storage facilities allow the Consumers Gas Group to lower its peak-day entitlement from its pipeline suppliers, thereby reducing interstate pipeline costs. See "Business of the Consumers Gas Group -- Gas Storage."


     - Strategic location near interstate pipelines. The Consumers Gas Group is strategically located to receive gas deliveries from several interstate pipelines connected to the major producing regions of the United States and Canada. ANR Pipeline Company ("ANR"), Panhandle Eastern Pipeline Company ("Panhandle") and Trunkline Gas Company ("Trunkline") deliver gas from the U.S. Gulf Coast and the Mid-Continent areas. Gas produced in Western Canada is delivered to the Consumers Gas Group through several pipelines that ultimately deliver gas to Great Lakes Gas Transmission Company, which is connected directly to the Consumers Gas Group. See "Business of the Consumers Gas Group -- Gas Supply."

GROWTH STRATEGIES


     The Consumers Gas Group believes that if the Consumers Gas Group's residential customer base grows at a rate of approximately 1.5% annually and gas prices adjusted for inflation remain relatively unchanged, its annual gas deliveries will grow to approximately 329.0 Bcf between 1994 and 1999 representing total growth over the period of 5.5%. In addition, the Consumers Gas Group has identified the following strategies to further grow its residential, commercial and industrial customer base:



     - Increased usage by existing customers. The Consumers Gas Group believes that there are opportunities to increase revenues from its existing customer base. Studies conducted by the Consumers Gas Group show that many of its existing residential and commercial customers utilize non-gas furnaces, electric water heaters and wood burning fireplaces for space and water heating. The Consumers Gas Group intends to conduct marketing programs to switch these customers to natural gas for these purposes.



     - Attracting additional customers. The Consumers Gas Group plans to attract additional customers by expanding within its existing franchises. The Consumers Gas Group maintains franchises in eight of the ten most populous counties in Michigan and the population of each of these counties has been growing. Through effective planning, the Consumers Gas Group intends to position its system expansion to secure future growth in these areas.
       The Consumers Gas Group intends to invest $37.7 million over the three-year period ending December 31, 1997 to construct additional gas mains. This program is designed to increase gas usage in the Consumers Gas Group's existing service area and to enable it to successfully compete with other local natural gas distribution companies for new customers. Finally, there are still significant numbers of potential gas customers who have a gas main in front of their home or establishment and do not have installed gas service. The conversion of these customers to gas service is an additional potential source of growth.



     - Co-generation. The Consumers Gas Group believes that there is a significant potential for development in its service area of gas powered cogeneration projects capable of generating from 1,000 to 50,000 kilowatt ("KW") of electricity. For projects of this type the Consumers Gas Group would have the ability to provide, in addition to gas supply, project engineering, equipment financing, operating and maintenance service and gas storage services.

     - Industrial conversions. Conversion of industrial processes to natural gas is also an area of expected sales growth for the Consumers Gas Group. For example, it is expected that laws mandating improvements in air quality will provide opportunities for converting industrial boiler load to clean-burning natural gas, and for additional utilization of natural gas for electric generation. The Consumers Gas Group believes that conversion projects also provide opportunities for project engineering, construction services, equipment financing, gas storage and other services which it is in a position to provide competitively.

     - New technologies. The Consumers Gas Group also expects additional growth from the development and use of Natural Gas Vehicles ("NGVs"). Pursuant to the Energy Policy Act of 1992, increasing percentages of the federal government's automotive fleet must consist of NGVs beginning in 1996; the federal government will be required to either convert gasoline-fueled vehicles into NGVs or purchase NGVs. The Consumers Gas Group believes that other automotive fleets, as well as indoor equipment such as forklifts and sweepers, will convert to NGVs, and thereafter certain portions of the general population may acquire or convert their existing vehicles to NGVs. The Consumers Gas Group estimates that each NGV represents 125 Mcf of natural gas consumption annually, equal to the natural gas consumption of an average single family home.


     - Revenue diversification. Historically, approximately 85% of Consumers Gas Group's gas throughput was weather related and weather can cause significant fluctuations in revenue. For example, unseasonably warm weather in November and December 1994 in the service area of the Consumers Gas Group resulted in gas sales and gas transported in the fourth quarter of 1994 totalling 111 Bcf, a 12% decrease from the corresponding 1993 level. Opportunities exist to diversify revenues by
       (i) growing off-peak load and (ii) creating and increasing new revenue from the sale of gas-related services and products, such as maintenance agreements related to gas equipment (e.g. furnaces), appliance repair and installation, sales of other equipment (e.g. carbon monoxide detectors, water heaters) and energy optimization services.


     In total, the Consumers Gas Group expects these and related additional efforts to add approximately 38.0 Bcf of throughput by 1999 which is equivalent to approximately $17.2 million of additional gross margin annually (excluding recovery of the cost of gas supplied to customers). However, actual levels of growth in the business of the Consumers Gas Group will depend on general economic conditions, the availability of gas supply, gas prices, alternate energy prices and other factors, and there can be no assurance that the Consumers Gas Group will achieve increased sales or earnings.

                                   CMS ENERGY

     CMS Energy, incorporated in 1987, is the parent holding company of Consumers and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving most of Michigan's Lower Peninsula, is CMS Energy's largest subsidiary. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: (i) oil and gas exploration and production,
(ii) development and operation of independent power production facilities, (iii) gas marketing services to utility, commercial and industrial customers and (iv) transmission and storage of natural gas.


     CMS Energy conducts its principal operations through the following five business segments: (i) electric utility operations; (ii) natural gas utility operations; (iii) oil and gas exploration and production operations; (iv) independent power production; and (v) gas transmission and marketing. Consumers or Consumers' subsidiaries are engaged in two segments: electric operations and gas utility operations. Consumers' electric and gas businesses are principally regulated utility operations.


     CMS Energy's 1994 consolidated operating revenue was $3,619 million. This consolidated operating revenue was derived from Consumers' sales of electric energy (approximately 60% or $2,189 million), Consumers' gas operations (approximately 32% or $1,151 million), oil and gas exploration and production activities (approximately 3% or $85 million), independent power production activities (approximately 1% or $45 million) and gas transmission and marketing (approximately 4% or $145 million). Consumers' consolidated operations in the electric and gas utility businesses account for the major share of CMS Energy's total assets, revenue and income. CMS Energy's share of 1994 unconsolidated non-utility independent power production revenue was $385 million.



     Consumers is a public utility serving almost six million of Michigan's nine million residents in all of the 68 counties in Michigan's Lower Peninsula. Industries in Consumers' service area include automotive, metal, chemical, food and wood products and a diversified group of other industries. Consumers' 1994 consolidated operating revenue of $3,356 million was derived approximately 65% ($2,189 million) from its electric utility business and approximately 35% ($1,151 million) from its gas utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the MPSC and the FERC.


                                  THE OFFERING


Class G Common Stock offered by CMS
  Energy...........................           shares

Percentage of Consumers Gas Group
  equity represented by the offered
  shares...........................   CMS Energy is offering shares of Class G Common Stock
                                      representing      % of the common stockholders' equity
                                      value attributed to the Consumers Gas Group.

Use of proceeds....................   All of the net proceeds will be invested in the
                                      businesses and used for general corporate purposes of
                                      CMS Energy. Initially, such net proceeds will be used to
                                      repay a portion of the debt of CMS Energy (none of which
                                      is attributable to the Consumers Gas Group).

NYSE...............................   Application will be made to list the Class G Common
                                      Stock on the New York Stock Exchange, Inc. ("NYSE")
                                      under the symbol "CPG."

                              CONSUMERS GAS GROUP
                      SUMMARY FINANCIAL AND OPERATING DATA


     The summary financial data for each of the years in the three-year period ended December 31, 1994 were derived from the Consumers Gas Group Financial Statements contained elsewhere herein which have been audited by Arthur Andersen LLP, independent public accountants. The following summary data reflect the historical results of operations, and certain financial and operating data of the businesses attributed to the Consumers Gas Group and should be read in conjunction with the Consumers Gas Group Financial Statements, "Consumers Gas Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business of the Consumers Gas Group," CMS Energy's Consolidated Financial Statements and "CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The summary financial data do not reflect the effects of the capital structure that will be attributable to the Consumers Gas Group effective upon the completion of the Offering. See "Consumers Gas Group -- Unaudited Pro Forma Condensed Statement of Income".



                                                                  YEAR ENDED DECEMBER 31,
                                                           --------------------------------------
                                                            1994            1993            1992
                                                           ------          ------          ------
                                                          (IN MILLIONS, EXCEPT AVERAGE SALES RATE)
INCOME STATEMENT DATA:
Operating revenue.......................................   $1,151          $1,160          $1,126
Operating expenses......................................    1,016           1,014           1,017
Pretax operating income.................................      135             146             109
Net operating income....................................       94             107              74
Net income..............................................       53              66              40

OTHER FINANCIAL DATA:
Cash flow from operations...............................   $  155          $   80          $  106
Capital expenditures....................................      129             153             107
Property, plant and equipment...........................      994             931             846
Total assets............................................    1,673           1,628           1,574

OPERATING DATA:
Sales and transportation deliveries (Bcf)(a)............      391             389             364
Customers (in thousands)................................    1,448           1,423           1,402
Average sales rate ($/Mcf)..............................     4.48            4.46            4.55


- -------------------------

(a) Excludes off-system transportation services.

                              CONSUMERS GAS GROUP
                        SUMMARY PRO FORMA FINANCIAL DATA


     The summary pro forma financial data of the Consumers Gas Group presented below is derived from the "Consumers Gas Group -- Unaudited Pro Forma Condensed Statement of Income" contained elsewhere herein. The unaudited pro forma condensed statement of income for the year ended December 31, 1994 reflects an assumed issuance and sale of 5 million shares of Class G Common Stock (assumed to represent 20% of the equity in the Consumers Gas Group) as if the sale occurred on January 1, 1994. The net proceeds of the Offering will initially be used to repay a portion of the debt of CMS Energy, none of which is attributable to the Consumers Gas Group. Accordingly, other than with respect to net income and net income per share available to outstanding Class G Common Stock shareholders, no pro forma adjustments were necessary to the Consumers Gas Group's historical financial statements to give effect to the transactions described above.



     The summary pro forma financial data should be read in conjunction with "Use of Proceeds," Consumers Gas Group Financial Statements, "Consumers Gas Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business of the Consumers Gas Group," CMS Energy's Consolidated Financial Statements and "CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The summary pro forma financial data are not necessarily indicative of results that would have occurred if the transactions described above occurred or the capital structure of the Consumers Gas Group was in effect for the period indicated, or of the financial condition or results of the Consumers Gas Group for any future date or period.



                                                                               YEAR ENDED
                                                                           DECEMBER 31, 1994
                                                                        ------------------------
                                                                        ACTUAL         PRO FORMA
                                                                        ------         ---------
                                                                             (IN MILLIONS,
                                                                        EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Operating revenue....................................................   $1,151          $ 1,151
Operating expenses...................................................    1,016            1,016
Pretax operating income..............................................      135              135
Net operating income.................................................       94               94
Net income available to CMS Energy shareholders through Retained
  Interest...........................................................       53               42(a)
Net income available to outstanding Class G Common Stock
  shareholders.......................................................       --               11(a)
Net income per share available to outstanding Class G Common Stock
  shareholders.......................................................       --             2.20(a)

BALANCE SHEET DATA:
Total assets.........................................................   $1,673          $ 1,673
Long-term debt (excluding current maturities)........................      398              398
Notes payable........................................................      127              127
Other liabilities....................................................      753              753
Preferred stockholders' equity.......................................       78               78
Common stockholders' equity..........................................      317              317


- -------------------------

(a) Reflects the assumed issuance and sale of 5 million shares of Class G Common Stock in the Offering assumed to represent 20% of the rights to the earnings of the Consumers Gas Group.

                                   CMS ENERGY
                      SUMMARY FINANCIAL AND OPERATING DATA


     The summary financial data for each of the years in the three-year period ended December 31, 1994 were derived from the CMS Energy Consolidated Financial Statements contained elsewhere herein which have been audited by Arthur Andersen LLP, independent public accountants. The following summary data reflect the historical results of operations, and certain financial and operating data of CMS Energy and its consolidated subsidiaries and should be read in conjunction with CMS Energy's Consolidated Financial Statements and "CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein.



                                                                    YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                 1994         1993         1992
                                                                ------       ------       ------
                                                                 (IN MILLIONS, EXCEPT PER SHARE
                                                                      AMOUNTS AND AS NOTED)
INCOME STATEMENT DATA:
Operating revenue............................................   $3,619       $3,482       $3,146
Pretax operating income......................................      504          439          231
Net income (loss)............................................      179          155         (297)
Earnings (loss) per average common share.....................     2.09         1.90        (3.72)
Average common shares outstanding (in thousands).............   85,888       81,251       79,877
Cash dividends declared per common share.....................      .78          .60          .48

BALANCE SHEET DATA:
Net plant and property.......................................   $4,826       $4,583       $4,326
Total assets.................................................    7,384        6,964        6,848
Long-term debt, excluding current maturities.................    2,709        2,405        2,725
Notes payable................................................      339          259          215
Other liabilities............................................    2,873        3,171        3,018
Common stockholders' equity..................................    1,107          966          727

                              CLASS G COMMON STOCK

GENERAL

     The Class G Common Stock is one of two classes of Common Stock (the "Common Stock") of CMS Energy, the other being the CMS Energy Common Stock. The Class G Common Stock is intended to reflect the separate performance of the businesses attributed to the Consumers Gas Group and to provide holders with financial returns based on the performance of the businesses attributed to the Consumers Gas Group. The CMS Energy Common Stock is intended to reflect the performance of all businesses conducted by CMS Energy and its subsidiaries except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock, and to provide holders with financial returns based on such performance.

     Although the financial statements of the Consumers Gas Group will separately report the assets, liabilities (including contingent liabilities) and shareholders' equity of CMS Energy attributed to the Consumers Gas Group, such attribution will not affect CMS Energy's legal title to such assets or responsibility for such liabilities. Holders of Class G Common Stock will be, and holders of CMS Energy Common Stock are, shareholders of CMS Energy, which continues to be responsible for all of its liabilities. Financial results arising from the business of CMS Energy (including its Retained Interest, as defined herein, in the Consumers Gas Group) or from the business of the Consumers Gas Group could affect the market price of both classes of Common Stock. In addition, any net losses of CMS Energy or the Consumers Gas Group, and dividends or distributions on, or repurchases of, either class of Common Stock will reduce the assets of CMS Energy legally available for payment of dividends on both classes of Common Stock. Accordingly, CMS Energy's consolidated financial information should be read in conjunction with the Consumers Gas Group's financial information.

DIVIDENDS AND DIVIDEND POLICY

     The Class G Common Stock is intended to reflect the separate performance of the Consumers Gas Group. Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Subject to the restrictions described below, if the earnings and financial condition of the Consumers Gas Group permit, dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70% to 85% of annual earnings available for common stock.
Consistent with this policy, if           shares of Class G Common Stock
representing 100% of the equity attributed to the Consumers Gas Group had been outstanding during all of 1994, CMS Energy would have paid a dividend at an
annual rate ranging from $       per share to $       per share on the Class G
Common Stock. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock. While the Board of Directors does not currently intend to change this dividend policy, it reserves the right to do so at any time and from time to time. Under the Articles of Incorporation and Michigan law, the Board of Directors is not required to declare, and CMS Energy is not required to pay, dividends in accordance with the foregoing dividend policy.


     Dividends on the Class G Common Stock are limited by Michigan law, certain agreements to which CMS Energy is a party and the Articles of Incorporation and will be payable when, as and if declared by the Board of Directors out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount. There can be no assurance that there will be an Available Class G Dividend Amount. See "Dividend Policy."


     The ability of CMS Energy to pay dividends on its Class G Common Stock and CMS Energy Common Stock also depends, and will depend, substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its

Common Stock depends on its revenues, earnings and other factors. As a regulated entity, Consumers' rates are set by the MPSC. See "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on Sources of Dividends."



     As of December 31, 1994, assuming the Offering had been completed at that time, the Available Class G Dividend Amount would have been approximately $63 million (assuming a Gas Group Fraction of 20%), or approximately $ million
(based on a Gas Group Fraction of   %), assuming that the Underwriters' over-
allotment option is exercised in full.


AUTHORIZED SHARES OF CLASS G COMMON STOCK


     Immediately prior to the Offering, the Board of Directors will determine the number of the 60 million authorized shares of Class G Common Stock which are deemed to represent 100% of the common stockholders' equity of CMS Energy attributed to the Consumers Gas Group, and such number will represent the initial Retained Interest Shares. The authorized but unissued shares of Class G Common Stock in excess of (i) the Retained Interest Shares and (ii) any outstanding shares of the Class G Common Stock, are referred to herein as the "Additional Shares."



     Assuming that 25 million Retained Interest Shares will represent 100% of the equity attributable to the Consumers Gas Group, the following diagrams illustrate the numbers of Retained Interest Shares and Additional Shares before the Offering, and assuming an Offering of five million shares of Class G Common Stock from the Retained Interest Shares:


                Before Offering                                          After Offering
      --------------------------------------                   -----------------------------------
        35 million Additional Shares                           35 million Additional Shares
      --------------------------------------                   -----------------------------------
        25 million Retained Interest  Shares                   20 million Retained Interest Shares
      --------------------------------------                   -----------------------------------
                                                               5 million Outstanding Shares
                                                               -----------------------------------

     Any issuance of Retained Interest Shares would reduce the percentage interest of CMS Energy in the Consumers Gas Group.


     Any issuance of Additional Shares would reduce the Retained Interest of CMS Energy in the Consumers Gas Group and, if issued after the Offering, would also reduce the percentage interest of the holders of outstanding shares of Class G Common Stock in the Consumers Gas Group, unless such Additional Shares were issued as a dividend on such outstanding shares of Class G Common Stock.


RETAINED INTEREST; GAS GROUP FRACTION


     The Retained Interest represents the portion of the common stockholders' equity of CMS Energy attributable to the Consumers Gas Group retained by CMS Energy and not attributable to the outstanding shares of Class G Common Stock. The Retained Interest is represented by the Retained Interest Shares. If, as assumed in the example set forth under "Authorized Shares of Class G Common Stock" above, five million shares of Class G Common Stock are sold in the Offering, the Retained Interest of CMS Energy would be deemed to be 20 million Retained Interest Shares of Class G Common Stock representing 80% of the equity of the Consumers Gas Group. The Retained Interest Shares are not deemed to be outstanding shares of Class G Common Stock and have no voting rights.



     The "Gas Group Fraction" is the fractional interest in the common stockholders' equity attributed to the Consumers Gas Group represented by the outstanding shares of Class G Common Stock; the balance of the equity interest (the "Retained Interest Fraction") will be attributed to the Retained Interest. Following the completion of the Offering, the Gas Group Fraction as a percentage
initially will be   %. If the Underwriters' over-allotment option is exercised
in full, the Gas Group Fraction as a percentage initially will be   %.


     CMS Energy intends to invest the net proceeds of the Offering in the businesses and for general corporate purposes of CMS Energy. Initially, such net proceeds will be used to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). See "Use of Proceeds." After completion of the Offering, any securities issued by CMS Energy and its subsidiaries would be specifically attributed to and reflected in the financial statements of the Consumers Gas Group to the extent that the Board of Directors determines that such securities are issued for the benefit of the Consumers Gas Group. After completion of the Offering, any cash of CMS Energy attributed to the Consumers Gas Group would be accounted for as short-term loans unless the Board of Directors made a specific determination that a given attribution (or type of attribution) should be accounted for as a long-term loan or an attribution of cash of CMS Energy to the Consumers Gas Group as an equity contribution, which would increase the Retained Interest Shares. If the net proceeds of an offering of Class G Common Stock were attributed to CMS Energy's Retained Interest in the Consumers Gas Group, the Retained Interest Shares of CMS Energy would be reduced.


     Any issuance of shares of Class G Common Stock would dilute the relative voting power of holders of shares of Class G Common Stock outstanding prior to such issuance.

     The Board of Directors could, in its sole discretion, determine from time to time to cause cash or other property attributed to the Consumers Gas Group to cease to be attributed to the Consumers Gas Group, which would decrease the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group, and would increase the Gas Group Fraction. The Board of Directors could, in its sole discretion, determine from time to time to attribute additional cash or other property to the Consumers Gas Group, which would increase the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group, and decrease the Gas Group Fraction. The Board of Directors could determine, in its sole discretion, to make such attributions after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the long-term business prospects for each business of CMS Energy, including the Consumers Gas Group, the capital expenditure plans of and the investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources. See "Certain Management and Accounting Policies -- Accounting Matters."

     In the event of any dividend or other distribution on outstanding shares of Class G Common Stock while CMS Energy has a Retained Interest, the Consumers Gas Group's financial statements would be charged in respect of the Retained Interest with an amount equal to the product of (i) the aggregate amount paid in respect of such dividend or other distribution, and (ii) a fraction, the numerator of which is the Retained Interest Shares and the denominator of which is the total number of shares of Class G Common Stock then issued and outstanding.

     In the event that CMS Energy repurchases shares of Class G Common Stock for consideration that is not attributed to the Consumers Gas Group, the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group would increase, and the Gas Group Fraction would decrease accordingly. In the event that CMS Energy repurchases shares of Class G Common Stock for consideration that is attributed to the Consumers Gas Group, the Retained Interest Shares would not change, but the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group would increase, and the Gas Group Fraction would decrease accordingly. The Board of Directors could, in its sole discretion, determine whether repurchases of Class G Common Stock should be made with consideration attributed to the Consumers Gas Group by considering a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the long-term business prospects for each business of CMS Energy, the capital expenditure plans of and the investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources. See "Certain Management and Accounting Policies -- Accounting Matters."

     For further discussion of, and illustrations of the calculation of the Retained Interest Fraction, the Gas Group Fraction and the Retained Interest Shares and the effects thereon of issuances and repurchases of, and dividends on, shares of the Class G Common Stock, and attribution of net assets to and from the Consumers Gas Group, see "Description of Capital Stock -- Retained Interest of CMS Energy in Consumers Gas Group; Gas Group Fraction" and Appendix II to this Prospectus.

VOTING RIGHTS

     The holders of Class G Common Stock and CMS Energy Common Stock will vote together as a single class on all matters as to which all common shareholders are entitled to vote. On all such matters, each share of Class G Common Stock entitles its holder to one vote, and each share of CMS Energy Common Stock will entitle its holder to one vote.

     The Articles of Incorporation also provide that unless the vote or consent of the holders of a greater number of shares shall be required by law, the approval of the holders of a majority of the outstanding shares of each class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, either directly or indirectly. See "Description of Capital Stock -- Class G Common Stock -- Voting" and "-- CMS Energy Common Stock -- Voting." If CMS Energy in any manner subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS Energy Common Stock, the voting rights of CMS Energy Common Stock relative to Class G Common Stock will be appropriately adjusted so as to avoid any dilution in the aggregate voting power of either class of Common Stock.

LIQUIDATION, SUBDIVISION AND COMBINATION

     In the event of liquidation, dissolution or winding up of CMS Energy, each outstanding share of CMS Energy Common Stock and Class G Common Stock will entitle its holder to a share of the assets of CMS Energy remaining for distribution to holders of Common Stock equal to the amount determined by dividing the total amount remaining for distribution by the total number of shares of CMS Energy Common Stock and Class G Common Stock then outstanding.


     If CMS Energy in any manner subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS Energy Common Stock, the liquidation rights of the holder of each share of CMS Energy Common Stock relative to the holder of each share of Class G Common Stock will be appropriately adjusted so as to avoid any dilution in the aggregate liquidation rights of the holders of either class of Common Stock.


EXCHANGE

     At any time after CMS Energy has transferred all of the assets and liabilities attributed to the Consumers Gas Group to a subsidiary of CMS Energy which has no other assets or liabilities, CMS Energy, in the sole discretion of the Board of Directors, may exchange for all outstanding shares of Class G Common Stock a number of shares of common stock of such subsidiary equal to the Gas Group Fraction multiplied by the number of outstanding shares of common stock of such subsidiary. CMS Energy will retain the balance of the outstanding shares of common stock of such subsidiary, which balance will be attributed to CMS Energy on account of its Retained Interest.

     In the event of a Disposition of all or substantially all of the properties and assets attributed to the Consumers Gas Group to any person (other than to the holders of all outstanding shares of Class G Common Stock or to a person in which CMS Energy, directly or indirectly, owns at least a majority equity interest), CMS Energy is required, subject to certain exceptions and conditions, to exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such Disposition.


     CMS Energy also may, in the sole discretion of the Board of Directors, at any time, exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such exchange.

                              FACTORS TO CONSIDER

PAYMENT OF DIVIDENDS


     CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries, (principally Consumers), borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy, and, accordingly, the ability of CMS Energy to pay dividends on either class of its Common Stock will depend on its earnings, financial requirements and contractual restrictions of subsidiaries of CMS Energy, in particular, Consumers, and other factors. As a regulated entity, Consumers' rates are set by the MPSC. Consumers' ability to pay dividends is restricted by its First Mortgage Bond Indenture ("Mortgage Indenture") and its Articles of Incorporation ("Articles"). See "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on Sources of Dividends" for information concerning these restrictions. Under the most restrictive of these conditions, at December 31, 1994, $41 million of Consumers' retained earnings were available to pay cash dividends on its common stock. Currently it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers Board of Directors reserves the right to change this policy at any time. Consumers paid dividends on its common stock of $16.0 million on February 22, 1994, $65.6 million on May 20, 1994, $31.0 million on August 19, 1994, $36.0 million on November 4, 1994, and $27.4 million on December 20, 1994.



     Dividends on the Class G Common Stock are limited by Michigan law, certain agreements to which CMS Energy is a party and the Articles of Incorporation and will be payable when, as and if declared by the Board of Directors out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount. If an Offering had been completed at December 31, 1994, the Available Class G Dividend Amount as of such date would have been approximately $63 million, assuming a Gas Group Fraction of 20%, (or
approximately $          million, assuming a Gas Group Fraction of   %, if the
Underwriters' over-allotment option is exercised in full). Under the most restrictive contractual limitations at December 31, 1994, $392 million was available to pay cash dividends on CMS Energy's Common Stock.



     Net losses of CMS Energy or the Consumers Gas Group and distributions on either class of Common Stock will reduce the assets legally available for payment of dividends on both classes of Common Stock. Subject to the restrictions on the assets out of which dividends on the Common Stock may be paid, as described below and under "Description of Capital Stock," CMS Energy, in the sole discretion of its Board of Directors, would be able to pay dividends exclusively on either the Class G Common Stock or the CMS Energy Common Stock, or on both, in equal or unequal amounts, notwithstanding the respective amounts of assets or earnings available for dividends on each class, the amounts of prior dividends declared on each class or any other factor. Payment of dividends on either class of Common Stock will decrease the amount of funds available under the limitations described above for the payment of dividends on both classes of Common Stock. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock. CMS Energy has paid cash dividends on shares of CMS Energy Common Stock since 1989.


BUSINESS OF THE CONSUMERS GAS GROUP AND CMS ENERGY


     Gas Competition. Competition with respect to the Gas Distribution Business comes primarily from alternate energy sources such as electricity (including electricity generated and sold by Consumers), propane, and to a lesser degree, oil and wood. Residential and commercial customers accounted for approximately 69% and 20%, respectively, of the 1994 revenues of the Consumers Gas Group. In most of its service territory, the Consumers Gas Group has little direct competition with respect to its traditional utility service to residential customers.

     The Consumers Gas Group also competes in the natural gas market in its service territory with parties (principally interstate pipeline companies) desiring to sell or transport gas directly to the Consumers Gas Group's industrial and commercial customers. These competitors propose to "by-pass" the facilities of the Consumers Gas Group by offering to transport and supply natural gas to industrial customers which are willing to build the necessary interconnection from the customer to the competing interstate pipeline. The Consumers Gas Group typically responds to this by-pass competition by offering gas transportation and storage services to customers that elect to acquire their gas supplies from some other supplier. Because earnings from the Gas Distribution Business are not substantially dependent on gas purchased and resold to customers, but rather on the ownership and operation of the gas distribution, storage and transportation facilities, Consumers has not suffered any significant losses as a result of such competition, nor is it believed that such losses are likely to be incurred by the Consumers Gas Group.

     The Consumers Gas Group competes with fuel oil suppliers in making sales to its industrial customers.

     The Consumers Gas Group will attempt to retain, and if possible expand, the markets in which it is most vulnerable, such as the large industrial market, through favorable rate design, business development and related efforts. The Consumers Gas Group continues to (i) develop or promote new sources and uses of natural gas and/or new services, rates and contracts; (ii) purchase gas from lowest cost suppliers consistent with operating and long-term gas supply needs; and (iii) emphasize and provide high quality services to its customers.

     Approximately 30% of the retail gas customers served by the Consumers Gas Group are also served or capable of being served by electricity provided by Consumers' electric utility business. Thus, for some applications (including space heating, water heating, and powering of certain industrial processes and household appliances) the Consumers Gas Group may compete with Consumers for such customers. Decisions made by the management of Consumers with regard to the services and prices charged to such customers could have an adverse effect on the Consumers Gas Group.

     Regulatory Considerations. The Gas Distribution Business is subject to the jurisdiction of the MPSC which regulates public utilities in Michigan with respect to retail utility rates, accounting, services, certain facilities and various other matters. MGS is regulated by the FERC.

     The MPSC establishes the rates the Consumers Gas Group can charge its customers. As a regulated company under MPSC jurisdiction, the Consumers Gas Group may apply to the MPSC for rate increases if increased costs or other factors warrant. Such rates typically go into effect following a contested case proceeding before the MPSC. The MPSC attempts to conclude such proceedings and issue a final order within 12 months from the initial filing of the general rate case.


     In July 1994, the MPSC approved an agreement between the MPSC staff and Consumers to charge $10 million of costs for postretirement benefits against 1994 earnings. This charge against earnings will partially offset savings related to state property taxes which have been reduced. The agreement was reached in response to a claim that gas utility business earnings for 1993 were excessive. The agreement also provides for an additional $4 million of postretirement benefit costs to be charged against 1995 earnings. As part of the agreement, Consumers filed a gas rate case on December 29, 1994. Consumers requested an increase in its gas rates of $21 million annually. The request, among other things, incorporates cost increases, including costs for postretirement benefits and costs related to Consumers' former manufactured gas plant sites. Consumers requested that the MPSC authorize a 13% return on equity, instead of the currently authorized rate of 13.25%. A final order is expected in early 1996. Consumers' most recent rate filing for its electric utility business resulted in an authorized rate of return on equity of 11.75%. No assurance can be given as to the level of rates which will be authorized by the MPSC.


     In gas rate cases the MPSC determines, among other things, an appropriate capital structure, including equity, for the Gas Distribution Business and approves a rate of return on such equity. Because the Gas Distribution Business is part of Consumers, it does not have its own capital structure. Accordingly, in the last gas rate case decided by the MPSC relating to the Gas Distribution Business, the MPSC utilized a capital structure for rate making purposes which is derived from the capital structure of an independent gas distribution company which the MPSC regarded as appropriate for the Gas Distribution Business (the "Proxy Capital Structure"). It is possible that in the current gas rate case and future gas rate cases, the MPSC may use another methodology to determine equity used for rate making purposes for the Consumers Gas Group or otherwise select a methodology different than the Proxy Capital Structure. The capital structure employed for ratemaking purposes directly affects the overall rate of return of a rate regulated enterprise.



     Seasonality and Weather. A major determinant of gas usage for any period is the weather, particularly with respect to residential and commercial customers who use natural gas for space heating and, to a lesser extent, industrial customers. Approximately 93% of the customers of the Consumers Gas Group are residential customers, of which 98% use natural gas for space heating. Accordingly, the Consumers Gas Group's business is seasonal with approximately 74% of its revenues generated in the first and fourth quarters of each year. The heating degree days for the year ended December 31, 1994 were 7,116, approximately 0.6% colder than the average heating degree days for the 30-year period ended December 31, 1994 and 0.9% warmer than the year ended December 31, 1993. Unseasonably warm weather in November and December 1994 resulted in gas sales and gas transported in the fourth quarter of 1994 totalling 111 Bcf, a 12% decrease from the corresponding period of 1993. The average heating degree days for the 30 years, 10 years and 5 years ended December 31, 1994 were 7,076, 6,902 and 6,832, respectively. Generally, consumption for heating purposes increases as heating degree days increase with a corresponding improvement in results of operations of the Consumers Gas Group. If during the heating season, the weather in the Consumers Gas Group's service area is warmer than normal, its results of operations will be adversely affected.


     Risks Related to Other Businesses of CMS Energy. As noted herein, the availability and amount of dividends payable with respect to the Class G Common Stock could be adversely affected by any losses incurred in other businesses conducted by CMS Energy, particularly the Consumers electric utility business and the foreign oil and gas business conducted by subsidiaries of Enterprises. For example, issues pertaining to Consumers' Power Purchase Agreement ("PPA") with MCV Partnership could have a material adverse effect on the earnings or financial condition of Consumers. Consumers is obligated to purchase 1,240 megawatts ("MW") in 1995 and each year thereafter through approximately 2025 of contract electric generation capacity from the MCV Partnership under the PPA.

     Since 1990, the ability of Consumers to recover from its electric rate payers capacity and fixed-energy costs for power purchased by Consumers from the MCV Partnership has been a significant issue. Effective January 1, 1993, a Settlement Order (the "Settlement Order") issued by the MPSC allowed Consumers to recover from its electric retail customers substantially all of the payments for Consumers ongoing purchase of 915 MW of contract capacity from the MCV Partnership, significantly reducing the amount of future underrecoveries for these power costs. Claims of appeal of the Settlement Order have been filed with the Michigan Court of Appeals (the "Court of Appeals"). Capacity and energy purchases from the MCV Partnership above the 915 MW level can be competitively bid into Consumers' next solicitation for power or, if necessary, utilized for current power needs with a prudency review and a pricing recovery determination in annual power supply cost recovery ("PSCR") cases. In either instance, the MPSC would determine the levels of recovery from customers for the power purchased. The Settlement Order also provides Consumers the right to remarket all of the remaining capacity to third parties.


     In 1992, Consumers recognized an after-tax loss of $343 million which was the present value of an undiscounted after-tax loss of $789 million, based on Consumers' estimated future underrecoveries of power costs under the PPA as a result of the Settlement Order. This loss was based, in part, on management's assessment of the future availability of the natural gas-fueled, combined cycle cogeneration facility operated by the MCV Partnership (the "MCV Facility"), and the effect of the future power market on the amount, timing and price at which various increments of the capacity, above the MPSC authorized level, could be resold. Additional losses may occur if actual future experience materially differs from the 1992 estimates. As anticipated in 1992, Consumers continues to experience cash underrecoveries associated with the Settlement Order. These after-tax cash underrecoveries, including fixed energy charges which were being escrowed (in connection with a dispute with the MCV Partnership), were $61 million in 1994 and $59 million in 1993. If Consumers is unable to sell any capacity above the current MPSC-authorized level, future additional after-tax losses and after-tax cash underrecoveries would be incurred. See Note 3 to Notes to Consolidated Financial

Statements of CMS Energy included herein (hereinafter called the "CMS Energy Notes") for further information as to the magnitude of these potential losses and underrecoveries.


     In addition, while CMS Energy believes that all of its operations are conducted in accordance with industry and regulatory standards and that its insurance coverages are adequate and prudent, a major failure at one of its two nuclear electric generating stations or a material increase in the current levels of decommissioning costs being funded by Consumers could have a material adverse effect on its earnings and financial condition. In November 1993, Consumers' Palisades ("Palisades") nuclear plant located near South Haven, Michigan, returned to service following a planned refueling and maintenance outage that had been extended due to several unanticipated repairs. The results of a Nuclear Regulatory Commission ("NRC") review of Consumers' performance at Palisades published shortly after the planned outage showed a decline in performance ratings for the plant. In order to provide NRC senior management with a more in-depth assessment of plant performance, the NRC conducted a diagnostic evaluation inspection at Palisades. The inspection, completed in June 1994, found certain performance, operational and management deficiencies at Palisades. The NRC acknowledged that the new Palisades senior management team, in place since early 1994, had recognized and begun to address the problems at Palisades. In August 1994, Consumers filed its response to the NRC's diagnostic evaluation report, which included both short- and long-term enhancements planned for Palisades to improve performance. Acceptable performance at Palisades will require continuing performance improvements and additional expenditures at the plant, which have been included in Consumers' total planned levels of expenditures.


     As an NRC licensee, Consumers is required to make certain calculations and report to the NRC about the continuing ability of the Palisades reactor vessel to withstand postulated "pressurized thermal shock" events during its remaining license life, in light of the embrittlement of reactor vessel materials over time due to operation in a radioactive environment. If the results of the calculation indicate that a temperature screening criterion will be exceeded, Consumers must determine what, if any, plant modifications are necessary to avoid exceeding the screening criterion value. Analysis of recent data from testing of similar materials indicates that the Palisades reactor vessel could exceed the screening criterion prior to 2000. Consumers is also continuing to analyze alternative means to permit continued operation of Palisades to the end of its license life in the year 2007. Consumers cannot predict the outcome of these efforts. It is currently estimated that expenditures for corrective action related to this issue could total $20 million to $30 million. See Note 13 of CMS Energy Notes.


     The Incorporated Documents discuss the various regulatory, environmental, litigation and other matters which could adversely affect Consumers' electric business, and describe Consumers' electric business generally. The Incorporated Documents should be reviewed by investors in connection with this Offering.


     Environmental Concerns. The Gas Distribution Business is subject to regulation with respect to environmental quality, including air and water quality, zoning and other matters by various federal, state and local authorities. The Consumers Gas Group expects that it will ultimately incur clean-up costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities. See "Business of the Consumers Gas Group -- Environmental Matters." Data available to Consumers and its continued internal analysis have resulted in estimated remedial costs for all 23 sites of between $48 million and $112 million. These estimates are based on undiscounted 1994 costs. As of December 31, 1994, the Consumers Gas Group had accrued a liability of $48 million, representing the minimum amount in the range, which is reflected on the financial statements of the Consumers Gas Group included herein. Discussions have been initiated with certain insurance companies with regard to coverage for some or all of the costs which may be incurred to remediate these sites and the Consumers Gas Group believes that any uninsured costs incurred will be recoverable in rates charged to its customers authorized by the MPSC. Accordingly, Consumers has recorded a regulatory asset for the amount of the accrued liability. The outcome of these matters may effect the results of operations of the Consumers Gas Group. See "Business of the Consumers Gas Group -- Environmental Matters."


     Public Utility Holding Company Act of 1935. CMS Energy is a public utility holding company which is exempt from registration under the Public Utility Holding Company Act of 1935 ("PUHCA"). However, in

December 1991, the Attorney General of the State of Michigan (the "Attorney General") and Michigan Municipal Cooperative Group (the "MMCG") asked the Commission to revoke CMS Energy's status as an exempt holding company and to require it to register under PUHCA. In April 1992, the MPSC filed a statement with the Commission recommending that CMS Energy's current exemption be revoked and a new exemption be issued conditioned upon certain reporting and operating requirements. If CMS Energy were to lose its current exemption, it would become more heavily regulated by the Commission; Consumers could ultimately be forced to divest either the Gas Distribution Business of the Consumers Gas Group or Consumers' electric utility business; and CMS Energy could be restricted from conducting businesses that are not functionally related to the conduct of the utility business as determined by the Commission. CMS Energy is opposing this request and believes it will maintain its current exemption from registration under PUHCA. See "Business of Consumers Gas Group -- Legal Proceedings." In the event CMS Energy is required to divest the Gas Distribution Business, such divestment in all likelihood would constitute a Disposition of "substantially all of the properties and assets attributed to the Consumers Gas Group" under the Articles of Incorporation and would require CMS Energy to exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such Disposition. See "Description of Capital Stock -- Class G Common Stock -- Exchange or Redemption."


THE CLASS G COMMON STOCK

     Shareholders of one Company; Financial Effects of CMS Energy Could Affect the Consumers Gas Group. Notwithstanding the attribution of assets and liabilities (including contingent liabilities), common stockholders' equity and items of income and expense of CMS Energy to the Consumers Gas Group for the purpose of preparing the financial statements of the Consumers Gas Group, the change in the capital stock structure of CMS Energy will not affect CMS Energy's title to its assets or CMS Energy's responsibility for its liabilities. CMS Energy and its subsidiaries will each continue to be responsible for their respective liabilities. Holders of Class G Common Stock and CMS Energy Common Stock will be common shareholders of CMS Energy and will be subject to all of the risks associated with an investment in CMS Energy and all of its businesses, assets and liabilities.


     Financial results arising from the businesses of CMS Energy, other than the business of the Consumers Gas Group, that affect CMS Energy's consolidated results of operations or financial condition could affect the financial position of the Consumers Gas Group or the market price of the Class G Common Stock. If certain of CMS Energy's financial covenants in its debt instruments are breached, no dividends may be paid on the Class G Common Stock. See "Dividend Policy." Further, a similar breach by Consumers in its debt instruments would restrict its ability to pay dividends to CMS Energy. The ability of CMS Energy to pay dividends on its Common Stock depends substantially upon timely receipt of sufficient dividends or other distributions from Consumers. See "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on Sources of Dividends." In addition, any net losses of CMS Energy and dividends or distributions on, or repurchases of, either class of Common Stock will reduce the assets of CMS Energy legally available for payment of dividends on the Class G Common Stock. Accordingly, CMS Energy's consolidated financial information should be read in conjunction with the Consumers Gas Group's financial information. CMS Energy will provide to holders of Class G Common Stock separate financial statements, management's discussion and analysis of financial condition and results of operations, business descriptions and other information for both the Consumers Gas Group and CMS Energy and its consolidated subsidiaries, respectively. Such financial statements would reflect the financial position, results of operations and cash flows of the businesses reflected therein. However, such financial statements could also include contingent liabilities that are not separately identified with particular business operations.


     Fiduciary Duties. Although CMS Energy is aware of no precedent concerning the manner in which Michigan law would be applied to a board of directors' duties in the context of multiple classes of common stock with divergent interests, CMS Energy believes that a Michigan court would hold that a board of directors owes an equal duty to all shareholders regardless of class and does not have separate or additional duties to any group of shareholders. That duty requires each director to act in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner such director reasonably believes to be in the best interests of CMS Energy. CMS Energy believes that, under Michigan law, a good faith determination by a disinterested and adequately informed board, or a committee thereof, which discharges such duty, and which the directors honestly believe is in the best interests of CMS Energy, would be a defense to any challenge by or on behalf of the holders of either class of Common Stock to the Board of Directors' determination that could have a disparate effect on each class of Common Stock.



     Disproportionate ownership interests of members of the Board of Directors in one or both classes of Common Stock of CMS Energy or disparate values of the classes of Common Stock of CMS Energy could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for different classes. Nevertheless, CMS Energy believes that a director would be able to discharge his or her fiduciary duties even if his or her interests in shares of the classes of Common Stock were disproportionate and/or had disparate values. CMS Energy's Performance Incentive Stock Plan has been amended to permit the issuance of options for, or other incentive awards consisting of, any class of Common Stock of CMS Energy, including the Class G Common Stock.


     Potential Conflicts of Interest. The existence of separate classes of Common Stock could give rise to occasions when the interests of the holders of Class G Common Stock and holders of CMS Energy Common Stock may diverge or appear to diverge. Examples include determinations by the Board of Directors to
(i) pay or omit the payment of dividends on either class of Common Stock, (ii) attribute the proceeds of issuances of securities of CMS Energy either to CMS Energy or to the equity of the Consumers Gas Group, (iii) attribute consideration to be received by common stockholders in connection with a merger or consolidation including CMS Energy to either or both classes of Common Stock,
(iv) exchange CMS Energy Common Stock for all outstanding Class G Common Stock at a premium, (v) approve dispositions of assets of CMS Energy attributable to the Consumers Gas Group and (vi) make operational and financial decisions with respect to either CMS Energy or the Consumers Gas Group that could be considered to be detrimental to the other. Each of the foregoing potential conflicts of interest is discussed below.


          No Assurance of Payment of Dividends. CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries (principally Consumers), borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy and, accordingly, the ability of CMS Energy to pay dividends on either class of its Common Stock will depend on the earnings, financial requirements and contractual restrictions of the subsidiaries of CMS Energy, in particular Consumers, and other factors. Consumers' ability to pay dividends is restricted by Michigan law, its Mortgage Indenture and its Articles. See "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on Sources of Dividends" for information concerning these restrictions. Under the most restrictive of these conditions, at December 31, 1994, $41.1 million of Consumers' retained earnings were available to pay cash dividends on its Common Stock. Consumers paid dividends on its common stock of $16.0 million on February 22, 1994, $65.6 million on May 20, 1994, $31.0 million on August 19, 1994,
     $36.0 million on November 4, 1994 and $27.4 million on December 20, 1994.



          Dividends on the Common Stock will be limited by Michigan law, certain agreements to which CMS Energy is a party and the Articles of Incorporation and will be payable when, as and if declared by the Board of Directors out of legally available assets of CMS Energy. See "Dividend Policy" for information concerning certain contractual limitations on the payment of dividends on the Common Stock. Under the most restrictive of these limitations, at December 31, 1994, $392 million was available to pay cash dividends on the Common Stock of CMS Energy.


          Net losses of CMS Energy or the businesses attributed to the Consumers Gas Group and distributions on either class of Common Stock will reduce the assets legally available for payment of dividends on both classes of Common Stock. Subject to the restrictions on the assets out of which dividends on the Common Stock may be paid, as described under "Dividend Policy," and to the express terms of any Preferred Stock, CMS Energy would be able, in the sole discretion of its Board of Directors, to declare and pay dividends exclusively on either the Class G Common Stock or the CMS Energy Common Stock, or on both, in equal or unequal amounts, notwithstanding the respective amounts of assets available for dividends on each class, the amounts of prior dividends declared on each class or any other factor. Payment of dividends on either class of Common Stock will decrease the amount of funds available under the limitations described above for the payment of dividends on both classes of Common Stock. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the Class G Common Stock and the CMS Energy Common Stock. CMS Energy has paid cash dividends on shares of CMS Energy Common Stock since 1989.



          Attribution of Proceeds Upon Issuance of Securities of CMS Energy. CMS Energy intends to invest the net proceeds of the Offering in the businesses and for general corporate purposes of CMS Energy. Such net proceeds will initially be used to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). In any future offerings of securities of CMS Energy, the Board would, in its sole discretion, determine the attribution of the net proceeds of such sale among CMS Energy and the Consumers Gas Group. See "Description of Capital Stock -- Retained Interest of CMS Energy in Consumers Gas Group; Gas Group Fraction."


          Attribution of Proceeds of Mergers or Consolidations. The Articles of Incorporation do not contain any provisions governing how consideration to be received by holders of Common Stock in connection with a merger or consolidation involving CMS Energy is to be allocated among holders of different classes of Common Stock. In any such merger or consolidation, the percentage of the consideration to be allocated to holders of any class of Common Stock under the method of allocation chosen by the Board of Directors may be materially more or less than that which might have been allocated to such holders had the Board of Directors chosen a different method of allocation.

          Exchange of Class G Common Stock. CMS Energy could, in the sole discretion of its Board of Directors, at any time determine to exchange for each outstanding share of Class G Common Stock a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such exchange (a "15% Premium"). In addition, CMS Energy could, in the sole discretion of its Board of Directors, at any time dispose of substantially all of the properties or assets attributed to the Consumers Gas Group, whereupon CMS Energy must exchange for each share of Class G Common Stock, shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such disposition (a "10% Premium"). These determinations could be made at a time when either or both the CMS Energy Common Stock and the Class G Common Stock may be considered to be overvalued or undervalued. In addition, any such exchange at either the 10% Premium or the 15% Premium would preclude holders of both classes of Common Stock from retaining their investment in a security that is intended to reflect separately the performance of CMS Energy, on the one hand, or Consumers Gas Group, on the other. See "Description of Capital Stock -- Class G Common Stock -- Exchange or Redemption" and " -- CMS Energy Common Stock -- Exchange or Redemption" below.

          Dispositions of Consumers Gas Group Assets. If the assets attributed to the Consumers Gas Group continue to represent less than substantially all of the properties and assets of CMS Energy, CMS Energy could, in the sole discretion of its Board of Directors and without shareholder approval, approve sales and other dispositions of any amount of the properties and assets of the Consumers Gas Group since Michigan law requires shareholder approval only for a sale or other disposition of all or substantially all of the properties and assets of CMS Energy not in the "usual and regular course of its business." See "Description of Capital Stock -- Class G Common Stock -- Exchange or Redemption."

          Operational and Financial Decisions. The Board of Directors could, in its sole discretion, from time to time, make operational and financial decisions that affect disproportionately the Consumers Gas Group and the various other businesses of CMS Energy and its subsidiaries, such as the attribution of funds to and from the Consumers Gas Group. Such decisions may adversely affect the ability of CMS Energy to obtain funds sufficient to implement its growth strategies relating to its businesses attributed to the Consumers Gas Group.

     No Established Market for Class G Common Stock; Future Sales. The Class G Common Stock is intended to reflect the performance of the businesses attributed to the Consumers Gas Group. Since there has been no public market for the Class G Common Stock, there can be no assurance as to the degree to which the market price of the Class G Common Stock will reflect the performance of the businesses attributed to the Consumers Gas Group reflected in its financial statements or the dividend policy established by the Board of Directors. In addition, CMS Energy cannot predict the impact on such market price of certain terms of the Class G Common Stock, such as the ability of CMS Energy to exchange for each share of Class G Common Stock shares of CMS Energy Common Stock.


     Although the Class G Common Stock will be listed on the NYSE, there can be no assurance that an active public trading market for the Class G Common Stock will develop or be sustained after the Offering. The initial public offering price of the Class G Common Stock will be determined by negotiation among CMS Energy and the Underwriters, and may not be indicative of the market price of the Class G Common Stock after the Offering. For a discussion of the factors considered in determining the initial public offering price of the Class G Common Stock, see "Underwriters -- Pricing of Offering."



     No prediction can be made as to the effect, if any, that future issuances or sales of shares of Class G Common Stock, or the availability of such shares for sale, will have on the market price of the Class G Common Stock prevailing from time to time. Nevertheless, issuances or sales of substantial amounts of Class G Common Stock, or the perception that such issuances or sales could occur, could adversely affect prevailing market prices of the Class G Common Stock. Any such issuances of additional shares of Class G Common Stock may be authorized by the Board of Directors from the unauthorized but unissued shares of Class G Common Stock without shareholder approval. In connection with the Offering, CMS Energy will agree that, without the prior written consent of the Representatives, it will not offer, sell or contract to sell or otherwise dispose of any shares of (a) Class G Common Stock or any securities (other than CMS Energy Common Stock) convertible into or exercisable or exchangeable for Class G Common Stock for a period of 180 days after the date of this Prospectus or (b) CMS Energy Common Stock or any securities convertible into or exercisable or exchangeable for CMS Energy Common Stock for a period of 90 days after the date of this Prospectus, provided that CMS Energy may, during such periods, issue shares of Common Stock under its Dividend Reinvestment and Optional Cash Payment Plan, Performance Incentive Stock Plan, Employee Stock Ownership Plan and Employee Savings and Incentive Plan. See "Underwriters."



     Limited Additional Shareholders Rights. Holders of Class G Common Stock will have only the rights of common shareholders of CMS Energy, and will not be provided any rights specifically related to the Consumers Gas Group, other than
(i) the dividend provisions described under "Description of Capital Stock -- Class G Common Stock -- Dividends," (ii) the redemption and exchange provisions described under "Description of Capital Stock -- Class G Common Stock -- Exchange or Redemption" and (iii) certain limited class voting rights provided in the Charter Amendment under Michigan law. See "Description of Capital Stock
- -- Class G Common Stock -- Voting."



     Limited Separate Shareholder Voting Rights; Effects on Voting
Power. Subject to certain limited exceptions, holders of shares of Class G Common Stock and holders of shares of CMS Energy Common Stock would vote together as a single class on all matters as to which common shareholders generally are entitled to vote. Holders of each class of Common Stock will have no rights to vote on matters as a separate class (except in certain limited circumstances as described below under "Description of Capital Stock -- Class G Common Stock -- Voting"). In the absence of a separate class vote, separate meetings for the holders of each class of Common Stock will not be held.

     Each issued and outstanding share of Class G Common Stock and each issued and outstanding share of CMS Energy Common Stock will be entitled to one vote on each matter on which the holders of Common Stock are entitled to vote. However, certain matters as to which the holders of Common Stock could be entitled to vote together as a single class could involve a divergence or the appearance of a divergence of the interests of the holders of Class G Common Stock and holders of CMS Energy Common Stock. When a vote is taken on any matter as to which all Common Stock is voting together as one class, the class of Common Stock that is entitled to more than the number of votes required to approve such matter would be in a position to control the outcome of the vote on such matter. Upon the completion of the Offering, shares of outstanding CMS Energy Common Stock will be entitled to a substantial majority of the total votes to which the then outstanding Common Stock is entitled. See "Description of Capital Stock -- Class G Common Stock -- Voting" and "-- CMS Energy Common Stock -- Voting" below.


     Limited Approval Rights of Future Issuances of Stock; Dilution. The Articles of Incorporation provide authorization for the issuance of up to 60 million shares of Class G Common Stock. Authorized but unissued shares of Class G Common Stock and CMS Energy Common Stock would be available for issuance from time to time by CMS Energy at the sole discretion of the Board of Directors for any proper corporate purpose, which could include obtaining capital, providing compensation or benefits to employees, paying stock dividends or acquiring companies or businesses. The approval of the holders of Class G Common Stock would not be solicited by CMS Energy for the issuance from the authorized but unissued shares of Common Stock of any additional shares of Class G Common Stock or CMS Energy Common Stock (unless such approval is deemed advisable by the Board of Directors or is required by stock exchange regulations).

     Any issuance of shares of Class G Common Stock or CMS Energy Common Stock would dilute the relative voting power of shareholders of shares of Class G Common Stock outstanding prior to such issuance.

OTHER FACTORS


     Attribution of Funds to the Consumers Gas Group or to CMS Energy. After the completion of the Offering, any securities issued by CMS Energy and its subsidiaries would be specifically attributed to and reflected in the financial statements of the Consumers Gas Group to the extent that the Board of Directors determines that such securities are issued for the benefit of the Consumers Gas Group. After completion of the Offering, any cash of CMS Energy attributed to the Consumers Gas Group would be accounted for as short-term loans unless the Board of Directors made a specific determination that a given attribution (or type of attribution) should be accounted for as a long-term loan or an attribution of cash of CMS Energy to the Consumers Gas Group as an equity contribution, which would increase the Retained Interest Shares. There are no specific criteria to determine when a cash attribution would be classified as a long-term loan or as an equity contribution which would change the number of Retained Interest Shares, rather than a short-term loan. Such determination would be made by the Board of Directors in the exercise of its business judgment at the time of such attribution (or the first of such type of attribution) based upon all relevant circumstances, including the financing needs and objectives of the business attributed to Consumers Gas Group, the investment objectives of the attribution, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. Such determination would affect the amount of interest expense and interest income reflected in the financial statements of the Consumers Gas Group if such attribution was made as a short-term loan or long-term loan or as equity, the amount of stockholders' equity of CMS Energy attributable to the Consumers Gas Group and the Retained Interest of CMS Energy. See "Certain Management and Accounting Policies -- Accounting Matters" below.


     Limitations on Potential Unsolicited Acquisitions of the Consumers Gas Group. If the Consumers Gas Group were a stand-alone corporation, any person interested in acquiring such corporation without negotiation with management could seek control of the outstanding Class G Common Stock by means of a tender offer or proxy contest. Although the Class G Common Stock is intended to reflect the performance of the Consumers Gas Group, a person interested in acquiring only the Consumers Gas Group without negotiation with CMS Energy's management will still be required to seek control of the voting power represented by all of the outstanding capital stock of CMS Energy entitled to vote on such acquisition, including the CMS Energy Common Stock. See "Limited Separate Shareholder Voting Rights; Effects on Voting Power" above.

     Retained Interest Of CMS Energy In The Consumers Gas Group; Gas Group Fraction. Prior to the sale or distribution of Class G Common Stock, the Retained Interest of CMS Energy in the Consumers Gas Group would represent 100% of the CMS Energy common stockholders' equity attributed to the Consumers Gas Group. The number of shares of Class G Common Stock to be issued and sold in the
Offering will represent approximately      % (assuming the Underwriters'
over-allotment option is not exercised) of the CMS Energy common stockholders' equity attributed to the Consumers Gas Group. The shares of Class G Common Stock to be sold in such Offering will be allocated to the Retained Interest of CMS Energy in the Consumers Gas Group, and result in the reduction of the Retained Interest Shares and the Retained Interest Fraction. However, (i) any repurchase of outstanding shares of Class G Common Stock, whether or not for the account of CMS Energy, would increase the Retained Interest Fraction and would reduce the Gas Group Fraction accordingly and (ii) any attribution of net assets (whether contributed or deemed to be contributed by a regulatory agency) to the Consumers Gas Group would increase the Retained Interest Shares and thereby increase the Retained Interest Fraction and reduce the Gas Group Fraction accordingly. See "Class G Common Stock Retained Interest Illustrations" attached as Appendix II hereto.


     Management and Accounting Policies Subject to Change. The Board of Directors has adopted certain management and accounting policies and agreements described herein with respect to dividends, the allocation of corporate expenses, assets and liabilities (including contingent liabilities) and inter-company transactions, any and all of which could be modified or rescinded in the sole discretion of the Board of Directors without approval of the shareholders, although the Board of Directors has no present intention to do so. See "Dividend Policy" and "Certain Management and Accounting Policies."


     The Board of Directors may also adopt additional policies depending upon the circumstances. Any determination of the Board of Directors to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of Class G Common Stock and holders of CMS Energy Common Stock, would be made by the Board of Directors in good faith and in the honest belief that such decision is in the best interests of CMS Energy. Any such determination would be made in light of the requirements imposed by the MPSC that any transactions between Consumers and its affiliates, including CMS Energy, must be on terms comparable to arm's-length transactions. In addition, generally accepted accounting principles require that certain changes in accounting policy be preferable (in accordance with such principles) to the policy previously established.

                                USE OF PROCEEDS

     The estimated net proceeds to CMS Energy from the Offering, after deduction of Underwriting discounts and commissions and estimated expenses, will be
$        million ($        million if the Underwriters' over-allotment option is
exercised in full). All of the net proceeds will be invested in the businesses and used for the general corporate purposes of CMS Energy. Initially, such proceeds will be used to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group) currently outstanding at rates
of interest ranging from      % to      % and maturing from                to
               .

                                 CAPITALIZATION


     The following table sets forth as of December 31, 1994 (i) the capitalization of the Consumers Gas Group, (ii) the consolidated capitalization of CMS Energy and (iii) the consolidated capitalization of CMS Energy, as adjusted to give effect to the Offering at an assumed initial public offering
price of $       per share and the application of the net proceeds therefrom to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). The net proceeds of the Offering will be reflected entirely in the consolidated financial statements of CMS Energy and will not have a pro forma effect on the historic capitalization of the Consumers Gas Group. For information concerning attribution of debt and equity to the Consumers Gas Group, see "Consumers Gas Group -- Unaudited Pro Forma Condensed Income Statement."



                                                                   DECEMBER 31, 1994
                                                   --------------------------------------------------
                                                   CONSUMERS GAS GROUP       CMS ENERGY CONSOLIDATED
                                                   -------------------      -------------------------
                                                         ACTUAL              ACTUAL       AS ADJUSTED
                                                         ------              ------       -----------
                                                                     (IN MILLIONS)
Short-term debt (including current portion of
  long-term debt, capital leases and notes
  payable)......................................
Long-term debt..................................
Stockholders' equity:
  Preferred Stock of Subsidiary.................
  Common stockholders' equity...................
     Total stockholders' equity.................
Total capitalization............................



                                DIVIDEND POLICY



     CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries, in particular, Consumers, borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy, and, accordingly, the ability to CMS Energy to pay dividends on its Common Stock will depend on the earnings, financial requirements and contractual restrictions of the subsidiaries of CMS Energy, in particular, Consumers, and other factors. See "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on Sources of Dividends" below.


     Dividends on each class of Common Stock are limited by Michigan law to legally available assets of CMS Energy, which are determined on the basis of the entire company. Distributions on each class of Common Stock may be subject to the rights of the holders, if any, of the Preferred Stock of CMS Energy. Net losses of CMS Energy or the Consumers Gas Group and distributions on either class of Common Stock will reduce the assets of CMS Energy legally available for payment of dividends on each class of Common Stock. Under the Articles of Incorporation, any net losses of CMS Energy and distributions on CMS Energy Common Stock will not reduce the assets available for declaration and payment of dividends on the Class G Common Stock unless the legally available assets of CMS Energy are less than the Available Class G Dividend Amount.


     Dividends paid on CMS Energy's Common Stock in 1994 were $.78 per share. On February 22, 1995, CMS Energy paid a quarterly dividend of $.21 per share (an annualized rate of $.84 per share). Future dividends, however, are dependent on the earnings and financial condition of CMS Energy as well as other factors.



     Dividends on the Class G Common Stock are limited by the Articles of Incorporation and will be payable when, as and if declared by the Board out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount. Assuming the Offering had been completed at December 31, 1994, the Available Class G Dividend Amount as of such date would have been approximately

$63 million, assuming a Gas Group Fraction of 20% (or approximately $
million, assuming a Gas Group Fraction of      %, assuming that the
Underwriters' overallotment option is exercised in full). Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Subject to the restrictions described below, if the earnings and financial condition of the Consumers Gas Group permit, dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70% to 85% of annual earnings available
for common stock. Consistent with this policy, if        million shares of Class
G Common Stock representing 100% of the equity attributed to the Consumers Gas Group had been outstanding during all of 1994, CMS Energy would have paid a
dividend at an annual rate ranging from $      per share to $      per share on
the Class G Common Stock. While the Board of Directors does not currently intend to change this dividend policy, it reserves the right to do so at any time and from time to time. Under the Articles of Incorporation and Michigan law, the Board of Directors is not required to declare, and CMS Energy is not required to pay, dividends in accordance with the foregoing dividend policy.


     In making its dividend decisions with respect to the Class G Common Stock, the Board of Directors will rely on the financial statements of the Consumers Gas Group, as well as, to a lesser extent, the consolidated financial statements of CMS Energy. The method of calculating earnings per share for the Class G Common Stock will reflect the intent of the Board of Directors that the separately reported assets and earnings of the Consumers Gas Group be the basis for determining dividends to be paid on the Class G Common Stock, although liquidation rights of the Class G Common Stock and legally available assets of CMS Energy will be based on different factors.


     Subject to the restrictions on the assets out of which dividends on the Common Stock may be paid, as described below and under "Description of Capital Stock -- Class G Common Stock" and "-- CMS Energy Common Stock," CMS Energy, in the sole discretion of its Board of Directors, would be able to pay dividends exclusively on either the Class G Common Stock or the CMS Energy Common Stock, or on both, in equal or unequal amounts, notwithstanding the respective amounts of assets or earnings available for dividends on each class, the amounts of prior dividends declared on each class or any other factor. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock. CMS Energy has paid cash dividends on shares of CMS Energy Common Stock since 1989.


     There are restrictions on CMS Energy's ability to pay dividends contained in its Credit Agreement dated as of July 29, 1994 (the "Credit Facility") with Citibank, N.A. and Union Bank as co-agents and certain banks named therein, CMS Energy's Indenture dated as of September 15, 1992, as supplemented (the "Indenture"), to NBD Bank, N.A., as Trustee, and CMS Energy's Indenture dated as of January 15, 1994 (the "GTN Indenture") to The Chase Manhattan Bank, N.A., as Trustee.


     The Credit Facility provides that CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to (i) declare or pay any dividend or distribution on the capital stock of CMS Energy, or (ii) purchase, redeem, retire or otherwise acquire for value any such capital stock (a "Restricted Payment"), unless: (1) no event of default under the Credit Facility, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1993 shall not have exceeded the sum of: (a) $120,000,000, (b) 100% of CMS Energy's consolidated net income (as defined in the Indenture) since September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 30, 1993. At December 31, 1994, CMS Energy could pay cash dividends of $392 million pursuant to this restriction.

     The Indenture provides that CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to make a Restricted Payment, unless: (1) no event of default under the Indenture, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1992 shall not have exceeded the sum of: (a) $40,000,000, (b) 100% of CMS Energy's consolidated net income (as defined in the Indenture) since September 30, 1992 to end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 15, 1992. At December 31, 1994, CMS Energy could pay cash dividends of $399 million pursuant to this restriction.



     The GTN Indenture provides that, so long as any of the General Term Notes, Series A ("GTNs") issued thereunder are outstanding and are rated below BBB- by Standard & Poor's or by Duff & Phelps, CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to make any Restricted Payments, if at any time CMS Energy or such subsidiary makes such Restricted
Payment: (1) an Event of Default (as defined in the GTN Indenture), or an event that with the lapse of time or the giving of notice or both would constitute such an Event of Default, has occurred and is continuing (or would result therefrom), or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since September 30, 1993, would exceed the sum of: (a) $120,000,000 plus 100% of consolidated net income from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate net proceeds received by CMS Energy from the issue or sale of or contribution with respect to its capital stock after September 30, 1993. At December 31, 1994, CMS Energy could pay cash dividends of $392 million pursuant to this restriction.


     The foregoing provisions do not prohibit: (i) dividends or other distributions paid by CMS Energy in respect of the capital stock issued in connection with the acquisition of any business or assets by CMS Energy where such payments are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of capital stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, capital stock;
(iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with the aforementioned limitations; or (iv) payments pursuant to the tax sharing agreement among CMS Energy and its subsidiaries.


     In addition, Michigan law prohibits payment of a dividend if, after giving it effect, CMS Energy would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if CMS Energy were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. CMS Energy's net assets available for payment of dividends under the Michigan Business Corporation Act ("MBCA") at December 31, 1994 were $1,104 million.


                PRIMARY SOURCE OF DIVIDENDS FOR THE COMMON STOCK
              OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

     The ability of CMS Energy to pay dividends on its Class G Common Stock and CMS Energy Common Stock depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its Common Stock depends on its revenues, earnings and other factors. As a regulated entity, Consumers' rates are set by the MPSC.

     Consumers' ability to pay dividends is restricted by its Mortgage Indenture and its Articles. The Mortgage Indenture provides that Consumers can only pay dividends on its common stock out of retained earnings accumulated subsequent to September 30, 1945, provided that upon such payment, there shall remain of such retained earnings an amount equivalent to any deficiency in maintenance and replacement expenditures as compared with maintenance and replacement requirements since December 31, 1945. Because of restrictions in its Articles and Mortgage Indenture, Consumers was prohibited from paying dividends on its common stock from June 1991 to December 31, 1992. However, as of December 31, 1992, Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. With the accumulated deficit eliminated, Consumers satisfied the requirements under its Mortgage Indenture and resumed paying dividends on its common stock in May 1993.

     Consumers' Articles also provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its Preferred Stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers, and (iii) $7.50 per share on all then outstanding shares of all other stock over which its Preferred Stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12-month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period (hereinafter defined) if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "base period"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

     Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.


     In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if Consumers were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Consumers' net assets available for payment of dividends under the Michigan Business Corporation Act at December 31, 1994 were $1,419 million.



     Under the most restrictive of these conditions, at December 31, 1994, $41.1 million of Consumers' retained earnings were available to pay cash dividends on its common stock. Currently it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers' Board of Directors reserves the right to change this policy at any time.


     Consumers paid dividends on its Common Stock of $16.0 million on February 22, 1994, $65.6 million on May 20, 1994, $31.0 million on August 19, 1994, $36.0 million on November 4, 1994, and $27.4 million on December 20, 1994.

                   CERTAIN MANAGEMENT AND ACCOUNTING POLICIES

MANAGEMENT PERSONNEL

     The following have been selected to be the senior management team for the Consumers Gas Group:

          Paul A. Elbert, Executive Vice President and Chief Operating Officer, Consumers Gas Group. Since July 1991, Mr. Elbert has been the senior vice president for energy distribution for Consumers. From 1988 to June 1991 he was vice president for marketing, rates and wholesale power transactions.

          Paul N. Preketes, Vice President -- Gas Operations, Consumers Gas Group. Mr. Preketes became Region General Manager of Consumers' Metro Region in 1991. In that capacity he oversaw natural gas operations for more than 750,000 customers in parts of Oakland, Wayne, Macomb, Livingston and Washtenaw counties in Michigan's Lower Peninsula.

          John E. Manczak, Vice President -- Gas Marketing and Pricing, Consumers Gas Group. Mr. Manczak assumed his current position with the Consumers Gas Group in November 1994. Prior to joining the Consumers Gas Group, Mr. Manczak was the President of Michigan Gas Utilities division of UtiliCorp United.

          Edgar L. Doss, Executive Manager -- Gas Supply & Transmission, Consumers Gas Group. Since July 1991, Mr. Doss has been the General Manager of the Northwestern region of Consumers, which served the western and northern lower Peninsula of Michigan consisting of 550,000 electric utility customers and 30,000 natural gas utility customers. Prior to such time, Mr. Doss served as the General Manager for the Detroit Metro region.

          Jeffrey R. Hinkle, Director -- Gas Business Support, Consumers Gas Group. Mr. Hinkle has been Consumers' Director of Marketing Services since October 1990 and served in Consumers' marketing department since 1990. Prior to that time he held positions in Management and Budget and Corporation Performance Analysis.

CERTAIN MANAGEMENT POLICIES


     CMS Energy has formally adopted certain policies with respect to the Consumers Gas Group. Such policies include, without limitation, its intention to: (i) attribute assets, liabilities and expenses between the Consumers Gas Group and CMS Energy only on an arm's-length basis and (ii) attribute proceeds generated by sale of shares of Class G Common Stock (other than Retained Interest Shares) and securities convertible into Class G Common Stock as assets attributable to the Consumers Gas Group, and apply such proceeds to acquire assets or reduce liabilities attributable to the Consumers Gas Group. These policies could be modified or rescinded by action of the Board of Directors, or the Board of Directors could adopt additional policies, without approval of the shareholders.


ACCOUNTING MATTERS

     CMS Energy will prepare Consumers Gas Group financial statements in accordance with generally accepted accounting principles. The consolidated financial statements of CMS Energy will reflect all of its assets, liabilities and transactions, including those attributable to the Consumers Gas Group. The financial statements of the Consumers Gas Group will reflect the financial position, results of operations and cash flows of the businesses attributable to the Consumers Gas Group, including the effects of dividends and other distributions on the Class G Common Stock. Consistent with the Articles of Incorporation and related policies, such financial statements will also include portions of certain corporate assets and liabilities (including contingent liabilities) attributed to the Consumers Gas Group. Principal corporate activities which will be attributed to the Consumers Gas Group and which will be reflected in such financial statements include financial activities, allocation of corporate general and administrative costs, common stock transactions and income taxes.

     Consumers is a regulated utility. Accordingly, the majority of the accounting allocation policies have a longstanding basis and have historically been used in proceedings conducted before the MPSC. The financial statements for the Consumers Gas Group have been prepared based upon consistent methods that management believes are reasonable and appropriate to reflect the financial position, results of operations and cash flows of the businesses attributed to the Consumer Gas Group. Where appropriate, the financial statements reflect the assets, liabilities, revenues and expenses directly related to the Consumers Gas Group. However, in instances where common accounts (containing both electric and gas activities) were not readily attributable to a single business segment, management attributed portions of such accounts to the Consumers Gas Group's financial statements based on certain measures of business activities, such as gas revenues, salaries, operating and maintenance expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes that the attributions are reasonable.

     Notwithstanding the attribution of corporate assets and liabilities to the Consumers Gas Group for the purpose of preparing financial statements, the completion of the Offering contemplated hereby will not result in any transfer of assets or liabilities of CMS Energy. CMS Energy will continue to be responsible for all of its liabilities (including contingent liabilities) and will continue to prepare consolidated financial statements.

     Cash management and allocation of principal corporate activities are based upon methods that management of CMS Energy believes to be reasonable and are reflected in CMS Energy's consolidated financial statements, as follows:

          (i) Financings by Consumers, whether through the issuance of First Mortgage Bonds or Preferred Stock of Consumers or otherwise will be allocated based upon the relative book values at the time of such financings of the assets comprising the businesses attributable to the Consumers Gas Group and the businesses not so attributed. The proportionate amount of obligations and net proceeds resulting from such financing will be reflected in the financial statements of the Consumers Gas Group.

          (ii) After the completion of the Offering, all financial impacts of issuances of additional shares of Class G Common Stock, from the Retained Interest, will be reflected entirely in the financial statements of CMS Energy and not the Consumers Gas Group. All financial impacts of issuance of authorized but unissued shares of Class G Common Stock other than the Retained Interest Shares (the "Additional Shares"), which will be attributed to Consumers Gas Group, will be reflected in the financial statements of the Consumers Gas Group. Financial impacts of dividends or other distributions on, and purchases of, shares of the Class G Common Stock and CMS Energy Common Stock will be reflected in the financial statements of the Consumers Gas Group and CMS Energy, respectively, except that, if a Retained Interest exists at such a time, an amount that bears the same relation to the aggregate amount of such dividend or other distribution on outstanding shares of Class G Common Stock as the Retained Interest Shares bears to the number of shares of Class G Common Stock then outstanding will be reflected in the Consumers Gas Group financial statements.


          (iii) If funds were to be allocated between the Consumers Gas Group and CMS Energy, such allocations of funds will generally be accounted for as short-term loans at an interest rate comparable to the rate that CMS Energy could obtain in an arm's-length transaction or as an equity contribution to, or return of capital by, the Consumers Gas Group. In such latter event, the Retained Interest in the Consumers Gas Group would be increased or decreased, as applicable, by the amount of such contribution or return of capital, as a result of which (a) the Retained Interest Shares would be increased or decreased by an amount equal to the amount of such contribution or return of capital divided by the Fair Market Value of a share of Class G Common Stock on the date of contribution or return of capital and (b) the Retained Interest would be increased or decreased and the Gas Group Fraction would be decreased or increased accordingly. CMS Energy could determine, in the sole discretion of its Board of Directors, to make such contribution or return of capital after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each of its businesses, the long-term business prospects for each of its businesses, the capital expenditure plans of and the investment opportunities available to each of its businesses, and the availability, cost and time associated with alternative financing sources.


          (iv) The balance sheet of the Consumers Gas Group will reflect any net short-term loans to or borrowings from CMS Energy. Accordingly, the income statement of the Consumers Gas Group will reflect interest income or expense, as the case may be, associated with such loans or borrowings and the statement of cash flow of the Consumers Gas Group will reflect changes in the amounts thereof deemed outstanding. The financial statements of CMS Energy would not be affected by such items because such items would be eliminated in consolidation.

          (v) The Consumers Gas Group financial statements will reflect the allocation, in the sole discretion of CMS Energy, of certain management, financial reporting, legal, human resources, treasury, investor relations and administrative services expenses incurred by CMS Energy in connection with the business of the Consumers Gas Group.

          (vi) An amount equal to the amount of income taxes that would be payable or income tax credits that would be receivable by the Consumers Gas Group on a "stand-alone" basis, after taking into account tax deductions and credits attributable to the Consumers Gas Group, will be charged against or credited to the Consumers Gas Group financial statements. The Consumers Gas Group will continue to be included in CMS Energy's consolidated income tax returns after the Offering.


     The above policies and agreements could be modified or rescinded, in the sole discretion of the Board of Directors, without approval of shareholders, although there is no present intention to do so. The Board of Directors could also adopt additional policies depending upon the circumstances. Any determination of the Board of Directors to modify or rescind such policies, to adopt additional policies, including any such decision that could have disparate effects upon holders of each class of common stock of CMS Energy, would be made by the Board of Directors in accordance with its fiduciary duties to CMS Energy. Any such determination would also be made in light of the requirements imposed by the MPSC that any transactions between Consumers Gas Group and its affiliates, including CMS Energy, must be on terms comparable to arm's-length transactions. In addition, generally accepted accounting principles require that certain changes in accounting policy be preferable (in accordance with such principles) to the policy previously in place. See Note 2 of Notes to the Financial Statements of the Consumers Gas Group included herein (hereinafter called the "Consumers Gas Group Notes") regarding the method of attribution of the assets and liabilities of CMS Energy to the Consumers Gas Group.


                      BUSINESS OF THE CONSUMERS GAS GROUP

BUSINESS


     The businesses attributed to the Consumers Gas Group consist of the Gas Distribution Business conducted by Consumers and MGS. Consumers or its predecessors has operated the Gas Distribution Business since 1886. The Gas Distribution Business is subject to the jurisdiction of the MPSC and the FERC. See "Regulation and Rates" below.



     The Consumers Gas Group supplies natural gas for heating and various other energy applications through a distribution and transmission system which consisted, at December 31, 1994, of 21,197 miles of distribution mains and 1,076 miles of transmission lines including 474 miles of lines greater than 24", 250 miles of 12" line and 100 miles of 4" line. The all-time record 24-hour send-out of natural gas for the Consumers Gas Group (achieved on January 19, 1994) was
3.1 million Mcf which is currently the peak-day transportation and distribution capacity of the system. Deliveries of gas by the Consumers Gas Group, (including gas from other sellers), to ultimate customers totaled 411 Bcf for the year ended December 31, 1993 and 409 Bcf for the year ended December 31, 1994. From January 1, 1990 through December 31, 1994, deliveries of natural gas by the Consumers Gas Group have grown at an average annual rate of 3.3%, non-weather adjusted, and 1.3%, weather adjusted. The weather-adjusted growth is primarily attributable to an increase in the number of customers served.


     The Consumers Gas Group serves customers located in 45 of the 68 counties in Michigan's Lower Peninsula including some of the largest metropolitan areas in the State of Michigan, such as the suburbs of Detroit, including Warren (population approximately 145,000), Sterling Heights (population approximately 118,000) and Livonia (population approximately 101,000), as well as Flint (population approximately 141,000), Lansing (population approximately 127,000) and Kalamazoo (population approximately 80,000). The Consumers Gas Group plans to install additional gas mains to gain access to customers in the suburbs of Detroit and Flint, Michigan. See "Growth Strategies" below.

COMPETITIVE ADVANTAGES

     The Consumers Gas Group is well-positioned to capitalize on the opportunities and meet the challenges of the deregulated gas market. The Consumer Gas Group's principal competitive advantages include:


     - Consistent growth. The Consumers Gas Group's gas sales for the year ended December 31, 1994 and for the year ended December 31, 1993 were 241 Bcf and 245 Bcf, respectively, with a total throughput of 314 Bcf and 315 Bcf for those periods (excluding sales to MCV Partnership). Such sales have grown at an average annual growth rate since 1990 of approximately 3.3% (1.3% weather-adjusted). The weather-adjusted growth is primarily attributable to an increase in the number of customers served. Since 1990, the Consumers Gas Group has experienced an average annual customer growth rate of 1.5% (approximately 20,000 customers) per year. See "-- Customers."



     - Diversity and stability of customers served. The Consumers Gas Group's sales are derived from a diversity of customers with no substantial dependence on a particular customer. The Consumers Gas Group's approximately 1.4 million customers include approximately 1.3 million residential customers, 98,000 commercial customers and 8,500 industrial customers. In 1994, residential customers, the primary component of the Consumers Gas Group's load, represented slightly more than half of throughput, while the industrial and commercial classes each represented about one-fourth. For the year ended December 31, 1994, approximately 69.0% of the Consumers Gas Group's revenues were derived from this relatively stable residential customer base. The customer base of the Consumers Gas Group also includes several of the largest manufacturing businesses in the United States, such as Chrysler Corporation, Dow Chemical Company, Ford Motor Company, General Motors Corporation and Upjohn Company.



     - Low cost natural gas provider. The Consumers Gas Group's residential customers enjoy rates which are believed to be consistently among the lowest 15% of all U.S. local natural gas distribution companies. For the year 1994, the Consumers Gas Group's average rate for residential service was $4.62/Mcf. See "-- Business."



     - Substantial natural gas storage capacity. The 14 gas storage fields operated by the Consumers Gas Group have 130.0 Bcf of working gas storage. This storage capacity enabled Consumers Gas Group to provide approximately 45.0% of its sale requirements throughout the 1994-1995 winter heating season (November 1 through March 31) and 67.0% of its January 1994 peak-day requirement from storage. These facilities allow the Consumers Gas Group to lower its peak-day entitlement from its pipeline suppliers, thereby reducing interstate pipeline costs. See "-- Gas Storage."



     - Strategic location near interstate pipelines. The Consumers Gas Group is strategically located to receive gas deliveries from several interstate pipelines connected to the major producing regions of the United States and Canada. ANR, Panhandle and Trunkline deliver gas from the U.S. Gulf Coast and the Mid-Continent areas. Gas produced in Western Canada is delivered to the Consumers Gas Group through several pipelines that ultimately deliver gas to Great Lakes Gas Transmission Company, which is connected directly to the Consumers Gas Group. See "-- Gas Supply."


GROWTH STRATEGIES


     The Consumers Gas Group believes that if the Consumers Gas Group's residential customer base grows at a rate of approximately 1.5% annually and gas prices adjusted for inflation remain relatively unchanged, its annual gas deliveries will grow to approximately 329.0 Bcf between 1994 and 1999 representing total growth over the period of 5.5%. In addition, the Consumers Gas Group has identified the following strategies to further grow its residential, commercial and industrial customer base:



     - Increased usage by existing customers. The Consumers Gas Group believes that there are opportunities to increase revenues from its existing customer base. Studies conducted by the Consumers Gas Group show that many of its existing residential and commercial customers utilize non-gas furnaces, electric water heaters and wood burning fireplaces for space and water heating. The Consumers Gas Group intends to conduct marketing programs to switch these customers to natural gas for these purposes.



     - Attracting additional customers. The Consumers Gas Group plans to attract additional customers by expanding within its existing franchises. The Consumers Gas Group maintains franchises in eight of the ten most populous counties in Michigan and each of these counties has been growing. Through effective planning, the Consumers Gas Group intends to position its system expansion to secure future growth in these areas. The Consumers Gas Group intends to invest $37.7 million over the three-year period ending December 31, 1997 to construct additional gas mains. This program is designed to increase gas usage in the Consumers Gas Group's existing service area and to enable it to successfully compete with other local natural gas distribution companies for new customers. Finally, there are still significant numbers of potential gas customers who have a gas main in front of their home or establishment and do not have installed gas service. The conversion of these customers to gas service is an additional potential source of growth.


     - Co-generation. The Consumers Gas Group believes that there is a significant potential for development in its service area of gas powered cogeneration projects capable of generating from 1,000 to 50,000 KW of electricity. For projects of this type the Consumers Gas Group would have the ability to provide, in addition to gas supply, project engineering, equipment financing, operating and maintenance service and gas storage services.

     - Industrial conversions. Conversion of industrial processes to natural gas is also an area of expected sales growth for the Consumers Gas Group. For example, it is expected that laws mandating improvements in air quality will provide opportunities for converting industrial boiler load to clean-burning natural gas, and for additional utilization of natural gas for electric generation. The Consumers Gas Group believes that conversion projects also provide opportunities for project engineering, construction services, equipment financing, gas storage and other services which it is in a position to provide competitively.

     - New technologies. The Consumers Gas Group also expects additional growth from the development and use of NGVs. Pursuant to the Energy Policy Act of 1992, increasing percentages of the federal government's automotive fleet must consist of NGVs beginning in 1996; the federal government will be required to either convert gasoline-fueled vehicles into NGVs or purchase NGVs. The Consumers Gas Group believes that other automotive fleets, as well as indoor equipment such as forklifts and sweepers, will convert to NGVs, and thereafter certain portions of the general population may acquire or convert their existing vehicles to NGVs. The Consumers Gas Group estimates that each NGV represents 125 Mcf of natural gas consumption annually, equal to the natural gas consumption of an average single family home.


     - Revenue diversification. Historically, approximately 85% of Consumers Gas Group's gas throughput was weather related and weather can cause significant fluctuations in revenue. For example, unseasonably warm weather in November and December 1994, in the service area of the Consumers Gas Group resulted in gas sales and gas transported in the fourth quarter of 1994 totalling 111 Bcf, a 12% decrease from the corresponding 1993 level. Opportunities exist to diversify revenues by
       (i) growing off-peak load and (ii) creating and increasing new revenue from the sale of gas-related services and products, such as maintenance agreements related to gas equipment (e.g. furnaces), appliance repair and installation, sales of other equipment (e.g. carbon monoxide detectors, water heaters) and energy optimization services.


     In total, the Consumers Gas Group expects these and related additional efforts to add approximately 38.0 Bcf of throughput by 1999 which is equivalent to approximately $17.2 million of additional gross margin annually (excluding recovery of the cost of gas supplied to customers.) However, actual levels of growth in the business of the Consumers Gas Group will depend on general economic conditions, the availability of gas supply, gas prices, alternate energy prices and other factors, and there can be no assurance that the Consumers Gas Group will achieve increased sales or earnings.

CUSTOMERS


     At December 31, 1994, the Consumers Gas Group's approximately 1.4 million customers consisted of approximately 1.3 million residential customers, 98,000 commercial customers and 8,500 industrial customers. Since 1990, the Consumers Gas Group experienced an average annual customer growth rate of 1.5% (approximately 20,000 customers per year). The effect on gas sales from increases in the number of customers has been tempered by a long-term decline of natural gas consumption per customer (9.6% for residential and 14.6% for commercial customers since 1983), mainly due to the increased energy efficiency of gas appliances and equipment, as well as improved usage of insulation and other energy conservation improvements.

     The customer base of the Consumers Gas Group includes several of the largest manufacturers in the United States, such as Chrysler Corporation, Dow Chemical Corporation, Ford Motor Company, General Motors Corporation and Upjohn Company. In 1994, approximately 69% of the Gas Distribution Business' revenues, and about 42% of its throughput, were derived from its relatively stable residential customer base. Accordingly, the Consumers Gas Group's operations are not dependent upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the financial condition of the Consumers Gas Group.


     The following tables set forth the revenues of, and volumes sold, stored or transported by, the Consumers Gas Group for the periods indicated:


                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------
                                                                  1994      1993      1992
                                                                 ------    ------    ------
                                                                   (DOLLARS IN MILLIONS)
        Gas Distribution Business Revenues
          Residential.........................................   $  791    $  803    $  781
          Commercial..........................................      230       232       226
          Industrial..........................................       57        55        55
          Transportation......................................       19        56        48
          Other...............................................       54        14        16
                                                                 ------    ------    ------
             Total............................................   $1,151    $1,160    $1,126
                                                                 ======    ======    ======



                                                                   YEAR ENDED DECEMBER 31,
                                                                   ------------------------
                                                                   1994      1993      1992
                                                                   ----      ----      ----
                                                                            (BCF)
        Gas Distribution Business Sales and Deliveries
          Residential...........................................   171       175       167
          Commercial............................................    55        56        54
          Industrial............................................    14        14        13
          Transportation........................................   169       166       150
                                                                   ----      ----      ----
             Total..............................................   409       411       384
                                                                   ====      ====      ====



     A major determinant of gas usage for any period is the weather, particularly with respect to residential and commercial customers who use natural gas for space heating and, to a lesser extent, industrial customers. Approximately 93% of the customers of the Consumers Gas Group are residential customers, of which 98% use natural gas for space heating. Accordingly, the Consumers Gas Group's business is seasonal with approximately 74% of its revenues generated in the first and fourth quarters of each year. The heating degree days for the year ended December 31, 1994 were 7,116, approximately 0.6% colder than the average heating degree days for the 30-year period ended December 31, 1994 and 0.9% warmer than the year ended December 31, 1993. The average heating degree days for the 30 years, 10 years and 5 years ended December 31, 1994 were 7,076, 6,902 and 6,832, respectively. Generally, consumption for heating purposes increases as heating degree days increase with a corresponding improvement in results of operations of the Consumers Gas Group. If during the heating season, the weather in the Consumers Gas Group's service area is warmer than normal, its results of operations will be adversely affected.

GAS STORAGE

     The 14 gas storage fields operated by Consumers Gas Group (listed below) have an aggregate certified storage capacity of approximately 359.2 Bcf, of which approximately 130.0 Bcf is working gas:


                                                                    TOTAL CERTIFIED
  FIELD NAME                             LOCATION                   STORAGE CAPACITY
  ----------                             --------                   ----------------
                                                                         (BCF)
Overisel                 Allegan and Ottawa Counties                       64.0
Salem                    Allegan and Ottawa Counties                       35.0
Ira                      St. Clair County                                   7.5
Lenox                    Macomb County                                      3.5
Ray                      Macomb County                                     66.0
Northville               Oakland, Washtenaw and Wayne Counties             25.8
Puttygut                 St. Clair County                                  16.6
Four Corners             St. Clair County                                   3.8
Swan Creek               St. Clair County                                    .6
Hessen                   St. Clair County                                  18.0
Lyon -34                 Oakland County                                     1.4
Winterfield              Osceola and Clare Counties                        75.0
Cranberry Lake           Clare and Missaukee Counties                      30.0
Riverside                Missaukee County                                  12.0
                                                                         ------
                                             Total                        359.2
                                                                         ======


     Eleven of these gas storage fields are owned by Consumers, and three are currently owned by MGS. MGS also conducts certain gas transportation operations. Consumers and MGS have under consideration the transfer of ownership of MGS' three storage fields to Consumers. Such transfers would require the approval of the FERC which may take up to 18 months to obtain.



     During the 1994-95 winter heating season (November 1 through March 31), the maximum one-day withdrawal from the storage facilities listed above was 1.8 Bcf. This storage and deliverability capacity enabled the Gas Distribution Business to provide approximately 51% of its 1994-95 winter heating season requirements from storage and 67% of its January 1994 peak-day requirement from storage. This practice allows the Gas Distribution Business to lower its peak-day entitlement from its pipeline suppliers, thereby reducing interstate pipeline costs.


GAS SUPPLY


     In 1994, the Consumers Gas Group purchased approximately 83% of its required gas supply for the Gas Distribution Business under long-term contracts. Trunkline, the Consumers Gas Group's primary gas supplier through November 1994, supplied 35% of the overall requirement in 1994. The Consumers Gas Group's supply contract with Trunkline expired November 1, 1994; however, firm transportation associated with this contract continues until November 1, 2002. Of the remaining gas supply requirements of the Consumers Gas Group purchased under long-term contracts in 1994, 14% were derived from Michigan producers and 33% from various other producers and non-affiliated marketing companies in the United States and Canada. The remaining 17% of the Consumers Gas Group's 1994 gas supply requirements were met by purchases on the spot market.



     Through November 1, 1994, Trunkline was obligated to supply 325 thousand Mcf per day to the Consumers Gas Group. This obligation has been replaced with three two-year contracts and four one-year contracts with independent producers at fixed prices for an aggregate of 255 thousand Mcf per day. The Consumers Gas Group expects to obtain the balance of its gas supply requirements in the spot market.

     The Consumers Gas Group's other firm transportation agreements, referred to in the following table, are used by the Consumers Gas Group to transport its required gas supplies to market and to replenish its storage fields.



                                                               VOLUME
                                                          (DEKATHERMS/DAY)      EXPIRATION
                                                          ----------------      ----------
        Trunkline......................................         41,400        February 1997
                                                               336,375        October 2002

        Panhandle......................................         40,000        March 2000
                                                                25,000        March 2000

        ANR Pipeline Company...........................         40,000        October 1999
                                                                10,000        December 2001
                                                                 6,000        December 2002
                                                                24,900        October 2003
                                                                58,765        October 2003

        Great Lakes Gas Transmission Company...........         84,000        March 2004


     In total, the Consumers Gas Group's firm transportation arrangements currently amount to almost 90% of total gas supply requirements of the Gas Distribution Business. The balance of the required gas supply is transported under interruptible transportation contracts. These contracts are with the same interstate pipelines mentioned above. The amount of interruptible capacity and the utilization thereof is primarily a function of the price for such service and the availability and price of the spot supplies to be purchased and transported. The Consumers Gas Group generally uses interruptible transportation in off-peak summer months and after its firm capacity has been fully subscribed.

     The Consumers Gas Group expects to ensure the reliability of its gas supply through long-term supply contracts, with purchases in the short-term spot market when economically beneficial. Management believes that the Consumers Gas Group's ability to purchase gas during the off-season and store it in extensive underground storage facilities helps to reduce costs. See "Gas Storage" above.

GAS COMPETITION


     Competition with respect to the Gas Distribution Business comes primarily from alternate energy sources such as electricity (including electricity generated and sold by Consumers), propane, and to a lesser degree, oil and wood. Residential and commercial customers accounted for approximately 69% and 20%, respectively, of the 1994 revenues of the Consumers Gas Group. In most of its service territory, the Consumers Gas Group has little direct competition with respect to its traditional utility service to residential customers.


     The Consumers Gas Group also competes in the natural gas market in its service territory with parties (principally interstate pipeline companies) desiring to sell or transport gas directly to the Consumers Gas Group's industrial and commercial customers. These competitors propose to "by-pass" the facilities of the Consumers Gas Group by offering to transport and supply natural gas to industrial customers which are willing to build the necessary interconnection from the customer to the competing interstate pipeline. The Consumers Gas Group typically responds to this by-pass competition by offering gas transportation and storage services to customers that elect to acquire their gas supplies from some other supplier. Because earnings from the Gas Distribution Business are not substantially dependent on gas purchased and resold to customers, but rather on the ownership and operation of the gas distribution, storage and transportation facilities, Consumers has not suffered any significant losses as a result of such competition, nor is it believed that such losses are likely to be incurred by the Consumers Gas Group.

     The Consumers Gas Group competes with fuel oil suppliers in making sales to its industrial customers.


     The Consumers Gas Group will attempt to retain, and if possible expand, the markets in which it is most vulnerable, such as the large industrial market, through favorable rate design, business development and related efforts. See "Growth Strategies". The Consumers Gas Group continues to (i) develop or promote new sources and uses of natural gas and/or new services, rates and contracts; (ii) purchase gas from lowest cost suppliers consistent with operating and long-term gas supply needs; and (iii) emphasize and provide high quality services to its customers.

     Approximately 30% of the retail gas customers served by the Consumers Gas Group are also served or capable of being served by electricity provided by Consumers' electric utility business. Thus, for some applications (including space heating, water heating, and powering of certain industrial processes and household appliances) the Consumers Gas Group may compete with Consumers for such customers. Decisions made by the management of Consumers with regard to the services and prices charged to such customers could have an adverse effect on the Consumers Gas Group.

REGULATION AND RATES

     The Gas Distribution Business is subject to the jurisdiction of the MPSC which regulates public utilities in Michigan with respect to retail utility rates, accounting, services, certain facilities and various other matters. For information concerning pending MPSC matters related to the Gas Distribution Business, see "Legal Proceedings" below. MGS is regulated by the FERC.

     As a regulated company under MPSC jurisdiction, the Consumers Gas Group may apply to the MPSC for rate increases if increased costs or other factors warrant. Such rates typically go into effect following a MPSC contested case proceeding. The MPSC attempts to conclude such proceedings and issue a final order within 12 months from the initial filing of the general rate case.


     In July 1994, the MPSC approved an agreement previously reached between the MPSC staff and Consumers, to charge $10 million of costs for postretirement benefits against 1994 earnings. This charge against earnings will partially offset savings related to state property taxes which were reduced. The agreement was reached in response to a claim that gas utility business earnings for 1993 were excessive. The agreement also provides for an additional $4 million of postretirement benefit costs to be charged against 1995 earnings. As part of the agreement, Consumers filed a gas rate case in December 1994. Consumers requested an increase in its gas rates of $21 million annually. The request, among other things, incorporates cost increases, including costs for postretirement benefits and costs related to Consumers' former manufactured gas plant sites. Consumers requested that the MPSC authorize a 13% rate of return on equity, instead of the currently authorized rate of 13.25%. Consumers expects an MPSC decision in early 1996. Consumers' most recent rate filing for its electric utility business resulted in an authorized rate of return on equity of 11.75%.



     In gas rate cases the MPSC determines, among other things, an appropriate capital structure, including equity, for the Gas Distribution Business and approves a rate of return on such equity. Because the Gas Distribution Business is part of Consumers, it does not have its own capital structure. Accordingly, in the last gas rate case decided by the MPSC relating to the Gas Distribution Business, the MPSC utilized a Proxy Capital Structure. It is possible that in the current gas rate case and future gas rate cases, the MPSC may use another methodology to determine equity used for rate making purposes for the Consumers Gas Group or otherwise select a methodology different than the Proxy Capital Structure. The capital structure employed for ratemaking purposes directly affects the overall rate of return of a rate regulated enterprise.


     The FERC has jurisdiction over MGS, as a natural gas company, within the meaning of the Natural Gas Act. The FERC jurisdiction relates, among other things, to the acquisition, operation and disposal of assets and facilities and to service provided and rates charged. In July 1993, MGS submitted a notice of rate change with the FERC to revise its operation and maintenance expenses for 1993 and began collecting the revised rates subject to refund and a hearing in February 1994. In June 1994, the FERC approved a stipulation and agreement in full settlement of the rate proceeding which provides MGS with an estimated increase in annual revenues of $20 million.

     The gas costs of the Consumers Gas Group are reviewed by the MPSC in a two-part gas cost recovery ("GCR") process which provides both advance and after-the-fact reviews of gas costs and supply arrangements. The MPSC allows recovery through rates of CMS Energy's cost of gas sold if, and to the extent that, the MPSC finds such costs reasonable and prudent on a forecasted basis. Then, in a reconciliation after each GCR year is completed, a review of actual gas costs and supply arrangements determines whether overcollections or undercollections have occurred and, depending on the result, a refund or surcharge, including interest, is ordered.

     In 1992, the FERC issued Order 636 ("Order 636") which makes a number of significant changes to the structure of the services provided by interstate natural gas pipelines. Order 636 requires interstate pipeline companies to "unbundle" their sales, transportation and storage services. As a result, the Consumers Gas Group, like other local natural gas distribution companies, has been required to incur separate charges for firm transportation service, gas storage services, and gas sales services provided by the interstate pipelines. These costs were previously bundled together and charged only to firm sales service customers. In addition, while local gas distribution companies were obligated to retain the firm transportation obligations of their former firm sales contracts, they were permitted to abrogate their firm gas purchase obligations in favor of purchasing gas from one or more third party gas suppliers. Thus, the Consumers Gas Group now has a greater direct responsibility to plan and contract for the quantity, price, reliability and character of the services it requires.

     In addition, Order 636 authorized local natural gas distribution companies, such as the Consumers Gas Group, to release their firm transportation capacity on interstate pipelines on a short-term or long-term basis to third parties, thereby enabling such local natural gas distribution companies to minimize the cost of holding firm transportation capacity, during periods of time when such capacity is under-utilized, by enabling them to release the capacity for use by third parties.

     Order 636 also called for the commencement of individual interstate pipeline cases leading to implementation of restructuring for the 1993-94 winter heating season. The Gas Distribution Business is a significant purchaser of gas from an interstate pipeline, Trunkline, and is a major transportation customer of a number of pipelines. Through a settlement approved by the FERC and MPSC, the Consumers Gas Group will be allowed recovery of costs incurred in connection with the Trunkline restructuring. The effect of the transition costs relating to Consumers' agreements with ANR and Panhandle on the Consumer Gas Group is minimal.


     One of the major effects of Order 636 was the transfer of responsibility for acquiring gas supply from pipeline companies to the Consumers Gas Group and other local natural gas distribution companies. The responsibility for gas acquisition carries with it risks of price fluctuations in the market price of gas and the obligation to make cost-effective transportation and storage arrangements. The Gas Distribution Business requires sufficient firm transportation capacity on interstate pipelines and sufficient storage arrangements to meet peak day demand. To ensure this deliverability, firm transportation and storage capacity must be available on a year-round basis and, it may be necessary to pay for peak capacity even during the summer months when there is substantially less demand for gas to fill that capacity. The Consumers Gas Group utilizes its substantial gas storage facilities to reduce such costs.


     Prior to Order 636, the FERC determined rates which bundled gas supply costs in with transportation and storage delivery costs as part of its regulation of pipeline rates. These federally-approved wholesale rates provided a partial "safe-harbor" that restricted state commission inquiry into purchasing practices. With increased local utility responsibility for gas procurements as a result of Order 636, the MPSC has reviewed the gas procurement decisions of the Consumers Gas Group and other gas utilities in Michigan in annual GCR cases. The MPSC has not found imprudent or disallowed for any other reason any costs incurred by the Consumers Gas Group for natural gas purchases, transportation or storage in GCR cases after promulgation of Order 636.

ENVIRONMENTAL MATTERS


     The Gas Distribution Business is subject to regulation with respect to environmental quality, including air and water quality, zoning and other matters, by various federal, state and local authorities. The following discussion relates to environmental matters which effect the Gas Distribution Business. Therefore, the outcome of these matters may effect the results of operations of the Consumers Gas Group. Capital expenditures for environmental projects attributable to the Gas Distribution Business were $4 million in 1994 and are estimated to be $4 million in 1995 and $9 million in 1996.

     Under Michigan's Environmental Response Act ("Environmental Response Act"), the Consumers Gas Group expects that it will ultimately incur clean-up costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities, even those in which Consumers has a partial or no current ownership interest. Parties other than Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions.


     The Consumers Gas Group has prepared plans for remedial investigation/feasibility study for several of these sites to define the nature and extent of contamination at these sites and to determine which of several possible remedial action alternatives, including no action, may be required under the Environmental Response Act. The Michigan Department of Natural Resources (the "DNR") has approved two of three plans for remedial investigation/feasibility study submitted by the Consumers Gas Group and is currently reviewing the third.



     The preliminary findings for the first remedial investigation/feasibility study completed in the first quarter of 1994 indicated that the expenditures for remedial action at this site are likely to be minimal. However, the Consumers Gas Group does not believe that a single site was representative of all of the sites. Data available to the Consumers Gas Group and its continued internal studies have resulted in an estimate of remedial action for all 23 sites of between $48 million and $112 million. These estimates are based on undiscounted 1994 costs. At December 31, 1994, the Consumers Gas Group has accrued a liability of $48 million, representing the minimum amount in the range. Any significant change in estimating assumptions such as remediation technique, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial costs for the sites.



     Consumers requested recovery and deferral of certain investigation and remedial action costs in its gas rate case filed in 1994, discussed below in "Legal Proceedings." The Consumers Gas Group believes that remedial costs will be recovered in rates as the MPSC in 1993 addressed the question of recovery of investigation and remedial costs for another Michigan gas utility as part of a gas rate case. In that proceeding, the MPSC determined that prudent investigation and remedial costs could be deferred and amortized over 10-year periods. In order to be recovered in rates, prudent unamortized costs must be approved by the MPSC in a rate case. Any costs amortized in years prior to filing a rate case may not be recoverable. The MPSC stated that the length of the amortization period may be reviewed from time to time, but any revisions would be prospective. The order further provided that the prudency review would include a review of the utility's attempts to obtain reimbursement from others. The MPSC has also approved similar deferred accounting requests by two other Michigan utilities relative to investigation and remediation costs. Accordingly, Consumers has recorded a regulatory asset for the same amount as the accrued liability for anticipated recovery of these investigation and remedial clean-up costs.


     The Consumers Gas Group has initiated discussions with certain insurance companies with regard to coverage for some or all of the costs which may be incurred for these sites.


     MGS has determined that it is liable for cleaning up contamination at its Muskegon River Compressor Station. The estimated cost of this clean-up effort is $2.7 million. As of December 31, 1994, this amount was accrued and recorded as a deferred liability. A corresponding regulatory asset was established, as MGS believes the cost of a clean-up will be collectible through utility rates. In early 1994, MGS identified an additional compressor site which it believes has some contamination. The investigation is in the early stages and MGS will seek to recover these costs, as well, through utility rates, as it believes any expenditures associated with this clean-up would be legitimate costs of doing business. Based on information known by management, MGS believes that it is unlikely that its liability at any of the known contamination sites will have a material adverse effect on the financial position or results of operations of the Consumers Gas Group.


CAPITAL EXPENDITURES


     The Consumers Gas Group currently estimates capital expenditures, including new lease commitments, will be $127 million in 1995, $119 million for 1996 and $111 million for 1997. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment. Management believes these estimates are reasonable.

LEGAL PROCEEDINGS

     The Gas Distribution Business is subject to regulation by various federal, state and local authorities and may be the subject of legal action by third parties. The following discussion relates to certain legal proceedings which affect the Gas Distribution Business. Therefore, the outcome of these proceedings may effect the results of operations of the Consumers Gas Group.

     MPSC Case No. U-10029 -- Intrastate Gas Supply. In November 1991, the Consumers Gas Group filed with the MPSC Case No. U-10029 seeking several kinds of relief with respect to a contract with one of its intrastate gas suppliers, North Michigan ("North Michigan"), including lowering a contract price. North Michigan filed an objection with the MPSC and in July 1992 filed a collateral case in Federal Court seeking an injunction to block the MPSC case. On April 8, 1993, the Federal Court dismissed North Michigan's suit. The U.S. Sixth Circuit Court of Appeals ("US Court of Appeals") upheld the lower Court's dismissal.

     On February 8, 1993, the MPSC issued an order granting the Consumers Gas Group's request to lower the price to be paid North Michigan under its contract. In March 1993, North Michigan filed an appeal of the MPSC's February 8, 1993 order with the Court of Appeals. In July 1993, consistent with the MPSC's February 8, 1993 Order, the Consumers Gas Group notified North Michigan that it planned to terminate the contract in November 1993. In early October 1993, North Michigan sought to have the US Court of Appeals stay such cancellation of the contract. The US Court of Appeals denied this request in late October 1993 and Consumers terminated the contract effective November 1, 1993. If the MPSC order is overturned, the Consumers Gas Group would have to pay North Michigan higher contract costs for purchases in 1993 which may not be authorized by the MPSC for recovery from Consumers' customers. Should North Michigan obtain a favorable decision on all of the issues on appeal, including the Consumers Gas Group's termination of the contract in 1993, the Group's total remaining exposure would be $24 million, for which a loss has been accrued. The Consumers Gas Group cannot predict the outcome of this appeal.


     1994 Gas Rate Case Filing. In December 1994, Consumers filed a gas rate case requesting an increase in its gas rates of $21 million annually. The request, among other things, incorporates cost increases, including costs for postretirement benefits and costs related to Consumers' former manufactured gas plant sites. Consumers requested that the MPSC authorize a 13% rate of return on equity, instead of the currently authorized rate of 13.25%. In Consumers last electric rate case concluded earlier in 1994, the MPSC authorized an 11.75% rate of return on equity. Under MPSC rate case scheduling policies, a final order in this case is expected in early 1996.


     CMS Energy's Exemption Under the Public Utility Holding Company Act of 1935. CMS Energy is exempt from registration under PUHCA. In December 1991, the Attorney General and the MMCG filed a request with the Commission for the revocation of CMS Energy's exemption. In April 1992, the MPSC filed a statement with the Commission that recommended that the Commission impose certain conditions on CMS Energy's exemption. CMS Energy has vigorously opposed the proposed exemption revocation and/or modification, primarily on the grounds that the matters complained of by the Attorney General and MMCG have all been addressed and resolved in proceedings before other regulatory and judicial authorities, primarily at the State level, with the Attorney General and MMCG participating.

     Should the Commission revoke CMS Energy's current exemption from registration under PUHCA, CMS Energy could either become a registered holding company or be granted a new exemption, possibly subject to conditions similar to those recommended by the MPSC. Registration under PUHCA could require divestment by CMS Energy of either the Gas Distribution Business or electric utility business conducted by Consumers by some future date following registration. As a registered company, CMS Energy could also be precluded from engaging in businesses that are not functionally related to its utility operations; in addition, the Commission approval would be required for the issuance of securities by CMS Energy and its subsidiaries. If divestiture of the Gas Distribution Business or Consumer's electric utility business ultimately were required, the effect on the Consumers Gas Group and CMS Energy would depend on the method of divestitures and the extent of the proceeds received, which cannot now be predicted.

     CMS Energy believes it will maintain the exemption. There has been no action taken by the Commission on this matter.

EMPLOYEES


     The Consumers Gas Group had approximately 2,980 full time equivalent employees at February 28, 1995. This total includes approximately 1,332 full-time equivalent operating, maintenance and construction employees who are represented by Utility Workers Union of America (AFL-CIO) (the "Union"). A collective bargaining agreement was negotiated between Consumers and the Union which became effective on June 1, 1992 and, by its terms, will continue in effect until June 1, 1995.

                              CONSUMERS GAS GROUP


                     SELECTED FINANCIAL AND OPERATING DATA



     The selected financial data of the Consumers Gas Group presented below for the years ended December 31, 1994, 1993 and 1992 were derived from the Consumers Gas Group Financial Statements contained elsewhere herein which have been audited by Arthur Andersen LLP, independent public accountants. The following selected financial and operating data reflect the results of operations and certain financial and operating data of the businesses attributed to the Consumers Gas Group and should be read in conjunction with "Use of Proceeds," Consumers Gas Group Financial Statements, "Consumers Gas Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business of the Consumers Gas Group," CMS Energy's Consolidated Financial Statements and "CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The pro forma net income data reflects the sale and issuance of 5 million shares of Class G Common Stock (representing 20% of the equity in the Consumers Gas Group) as if the sale occurred on January 1, 1994. The net proceeds of the Offering will be used initially to repay a portion of the debt of CMS Energy, none of which is attributable to the Consumers Gas Group. Accordingly, other than with respect to net income and earnings per share applicable to outstanding Class G Common Stock shareholders, no pro forma adjustments were necessary to Consumers Gas Group's historical financial statements to give effect to the transactions described above.



                                                                                                     YEARS ENDED DECEMBER 31,
                                                                                                 --------------------------------
                                                                                                  1994         1993         1992
                                                                                                 ------       ------       ------
                                                                                                  (IN MILLIONS, EXCEPT PER SHARE
                                                                                                        AMOUNTS AS NOTED)
INCOME STATEMENT DATA:
OPERATING REVENUE.............................................................................   $1,151       $1,160       $1,126
                                                                                                 ------       ------       ------
OPERATING EXPENSES
  Operation
  Cost of gas sold............................................................................   $  662       $  678       $  673
  Other.......................................................................................      185          171          177
                                                                                                 ------       ------       ------
        Total operation.......................................................................   $  847       $  849       $  850
  Maintenance.................................................................................       39           38           37
  Depreciation, depletion and amortization....................................................       76           73           76
  General taxes...............................................................................       54           54           54
                                                                                                 ------       ------       ------
        Total operating expenses..............................................................   $1,016       $1,014       $1,017
                                                                                                 ------       ------       ------
PRETAX OPERATING INCOME.......................................................................   $  135       $  146       $  109
INCOME TAXES..................................................................................       41           39           35
                                                                                                 ------       ------       ------
NET OPERATING INCOME..........................................................................   $   94       $  107       $   74
                                                                                                 ------       ------       ------
OTHER INCOME (DEDUCTIONS)
  Other income taxes, net.....................................................................   $   --       $    1       $    1
  Other, net..................................................................................       (2)          (3)          (4)
                                                                                                 ------       ------       ------
        Total other income (deductions).......................................................   $   (2)      $   (2)      $   (3)
                                                                                                 ------       ------       ------
FIXED CHARGES
  Interest on long-term debt..................................................................   $   29       $   31       $   28
  Other interest..............................................................................        5            7            1
  Capitalized interest........................................................................       --           (1)          --
  Preferred dividends.........................................................................        5            2            2
                                                                                                 ------       ------       ------
        Net fixed charges.....................................................................   $   39       $   39       $   31
                                                                                                 ------       ------       ------
NET INCOME....................................................................................   $   53       $   66       $   40
                                                                                                 ======       ======       ======
Net income applicable to outstanding Class G Common Stock -- Pro Forma........................   $   11
Earnings per share applicable to outstanding Class G Common Stock -- Pro Forma................   $ 2.20
                                                                                                 ======
BALANCE SHEET DATA:
Net plant and property........................................................................   $  994       $  931       $  846
Total assets..................................................................................   $1,673       $1,628       $1,574
Long-term debt, excluding current maturities..................................................   $  398       $  376       $  392
Notes payable.................................................................................   $  127       $  109       $   23
Other liabilities.............................................................................   $  753       $  819       $  854
Preferred stockholders' equity................................................................   $   78       $   36       $   36
Common stockholders' equity...................................................................   $  317       $  288       $  269
OTHER FINANCIAL AND OPERATING DATA:
Cash flows from operations....................................................................   $  155       $   80       $  106
Sales and transportation deliveries (Bcf)(a)..................................................      391          389          364
Customers (in thousands)......................................................................    1,448        1,423        1,402
Average sales rate ($/Mcf)....................................................................   $ 4.48       $ 4.46       $ 4.55


- -------------------------
(a) Excludes off-system transportation services.

                              CONSUMERS GAS GROUP

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME



     The unaudited pro forma condensed statement of income for the year ended December 31, 1994 reflects the issuance and sale of 5 million shares of Class G Common Stock (representing 20% of the equity in the Consumers Gas Group) as if the sale occurred on January 1, 1994. The net proceeds of the Offering will be used to repay a portion of the debt of CMS Energy, none of which is attributable to the Consumers Gas Group. Accordingly, other than with respect to net income and net income per share available to outstanding Class G Common Stock shareholders, no pro forma adjustments were necessary to the Consumers Gas Group's historical financial statements to give effect to the transactions described above.



     The unaudited pro forma condensed statement of income should be read in conjunction with "Use of Proceeds," Consumers Gas Group Financial Statements, "Consumers Gas Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business of the Consumers Gas Group," CMS Energy's Consolidated Financial Statements and "CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The unaudited pro forma condensed statement of income is not necessarily indicative of results that would have occurred if the transactions described above occurred or the capital structure of the Consumers Gas Group was in effect for the period indicated, or of the financial condition or results of the Consumers Gas Group for any future date or period.



                                                                               -----------------------------------
                                                                                   YEAR ENDED DECEMBER 31, 1994,
                                                                                                              PRO
                                                                               ACTUAL      ADJUSTMENTS       FORMA
                                                                               ------      -----------       -----
                                                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating revenue........................................................      $1,151                      $ 1,151
                                                                                ------       -----         -------
Operating expenses
  Operation
    Cost of gas sold.....................................................         662                          662
    Other................................................................         185                          185
                                                                                ------       -----         -------
      Total operation....................................................         847                          847
  Maintenance............................................................          39                           39
  Depreciation, depletion and amortization...............................          76                           76
  General taxes..........................................................          54                           54
                                                                                ------       -----         -------
      Total operating expenses...........................................       1,016                        1,016
                                                                                ------       -----         -------
Pretax operating income..................................................         135                          135
Income taxes.............................................................          41                           41
                                                                                ------       -----         -------
Net operating income.....................................................          94                           94
                                                                                ------       -----         -------
Other income (deductions)................................................          (2)                          (2)
                                                                                ------       -----         -------
Fixed Charges
  Interest on long-term debt.............................................          29                           29
  Other interest.........................................................           5                            5
  Capitalized interest...................................................          --                         --
  Preferred dividends....................................................           5                            5
                                                                                ------       -----         -------
      Net fixed charges..................................................          39                           39
                                                                                ------       -----         -------
Net income...............................................................      $   53                      $    53
                                                                                ======      ======         =======
Net income available to CMS Energy shareholders through Retained
  Interest...............................................................      $   53        $ (11)(b)     $    42(a)
                                                                                ======      ======         =======
Net income available to Class G Common Stock shareholders................      $   --        $  11(b)      $    11
                                                                                ======      ======         =======
Net income per share available to Class G Common Stock shareholders......      $   --        $2.20(a)(c)   $  2.20
                                                                                ======      ======         =======

- -------------------------
(a) Assumes the rights to 80% of the earnings of the Consumers Gas Group to be retained by the holders of CMS Energy Common Stock.

(b) Assumes the rights to 20% of the earnings of the Consumers Gas Group to be available to the holders of Class G Common Stock as a result of the Offering.

(c) Assumes 5 million shares of Class G Common Stock outstanding which represent 20% of the rights to the earnings of the Consumers Gas Group.

                              CONSUMERS GAS GROUP

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: 1) oil and gas exploration and production, 2) development and operation of independent power production facilities, 3) gas marketing services to utility, commercial and industrial customers and 4) storage and transmission of natural gas.



     On January 1, 1995, Consumers was internally reorganized into separate electric utility and gas utility strategic business units. The restructuring, while not affecting Consumers' or CMS Energy's consolidated financial statements or corporate legal form, is designed to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. Management believes that the strategic business unit structure will allow each unit to focus more on its own profitability and growth potential, and will, in the long term, allow Consumers to be more competitive.



     On March 21, 1995, CMS Energy received shareholders' approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy. The new class of Common Stock, designated Class G Common Stock, is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and MGS (such businesses, collectively, will be attributed to the Consumers Gas Group). The existing CMS Energy Common Stock will continue to be outstanding and is intended to reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock.



     The net proceeds of the Offering will be invested in the businesses of CMS Energy and used for its general corporate purposes. Such net proceeds will be used initially to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). Additional authorized shares of Class G Common Stock could be offered by CMS Energy in the future at the discretion of the Board of Directors.


     Consumers is a regulated utility. Accordingly, the majority of the accounting allocation policies described in this discussion have a long-standing basis and have historically been used in proceedings conducted before the MPSC. The financial statements for Consumers Gas Group have been prepared based upon consistent methods that management believes are reasonable and appropriate to reflect its financial position, results of operations and cash flows. Where appropriate, the financial statements reflect the assets, liabilities, revenues and expenses directly related to the Consumers Gas Group. However, in instances where common accounts (containing both electric and gas activities) were not readily attributable to a single business segment, management allocated to the Consumers Gas Group's financial statements based on certain measures of business activities, such as gas revenues, salaries, other operations and maintenance ("O&M") expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes the attributions are reasonable.


     Although the financial statements of Consumers Gas Group separately report the assets, liabilities and stockholders' equity, legal title to such assets and the responsibility for such liabilities are not separately identifiable to a specific class of common stock. Therefore, the creditors of CMS Energy are unaffected by the implementation of the Consumers Gas Group, because all assets of the corporation remain available to satisfy all liabilities. The holders of CMS Energy Common Stock and the Class G Common Stock will be subject to all risks associated with investments in CMS Energy. Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy. Accordingly, CMS Energy's consolidated financial statements and related notes should be read in conjunction with the Consumers Gas Group Financial Statements included herein.

     Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends will be payable out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount.

     Dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70% to 85% of annual earnings available for dividends on common stock.

     CMS Energy, in the sole discretion of its Board of Directors, could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

     The availability and amount of dividends payable with respect to the Class G Common Stock could be adversely effected by the other businesses of CMS Energy. While CMS Energy believes that all of its operations are conducted in accordance with industry and regulatory standards, it is possible that the results of operations of these businesses could impact the level of, or eliminate CMS Energy's ability to pay dividends on, the Class G Common Stock.


     For further information regarding the Class G Common Stock, including additional dividend information, voting, liquidation and potential tax issues, see Notes 2, 6 and 11 of the Consumers Gas Group Notes.


EARNINGS


     Net income for the Consumers Gas Group in 1994 totaled $53 million, compared to $66 million in 1993 and $40 million in 1992. Earnings in 1994 reflect slightly lower gas sales and higher depreciation and gas operating costs, which include $10 million of postretirement benefit costs (see Note 3 of the Consumers Gas Group Notes), and the favorable resolution of a previously recorded gas cost contingency. Improved earnings in 1993 reflect weather driven record-setting gas deliveries and more favorable regulatory recovery of gas costs.


CASH POSITION, FINANCING AND INVESTING


     CMS Energy's primary ongoing source of operating cash is dividends from its principal subsidiaries. Consumers effected a quasi-reorganization as of December 31, 1992, which allowed it to resume paying common dividends (see Note 6 of the Consumers Gas Group Notes). Consumers paid $176 million and $133 million in common dividends in 1994 and 1993, respectively. Consumers Gas Group's attributed portion of Consumers' total common dividend payments totaled $46 million for 1994 and $47 million for 1993. With the issuance of Class G Common Stock, all Consumers Gas Group dividends will be paid to Class G Common Stock shareholders or attributed to Retained Interest.



     Consumers Gas Group's cash requirements are met by cash from operations and financing activities. In 1994, 1993 and 1992, Consumers Gas Group's cash inflow from operations was derived mainly from Consumers' sale and transportation of natural gas.



     Consumers Gas Group's primary use of cash continues to reflect its gas utility construction expenditures and improvements in the reliability of its gas utility transmission and distribution systems. It also has used its cash to retire portions of long-term securities and to pay common and preferred dividends.



     Financing Activities: Consumers manages its long-term debt on a centralized consolidated basis. In early 1994, Consumers issued and sold 8 million shares of Class A Preferred Stock (cumulative, without par value) with an annual dividend of $2.08. Net proceeds of $193 million from the sale were used for general corporate purposes, including debt retirement and improvements to Consumers' distribution systems. Consumers Gas Group's attributed portion of the net proceeds totaled $42 million. Consumers continued its effort to reduce its future interest charges by retiring $101 million of high-cost first mortgage bonds. In November 1994, Consumers entered into a new $400 million unsecured, variable rate, five-year term loan and subsequently used the proceeds to refinance its long-term, variable rate credit agreement (see Note 6 of the Consumers Gas Group Notes) and to reduce short-term borrowings. Additionally, Consumers received a $100 million equity investment from CMS Energy in 1994, of which $22 million was attributed to the Consumers Gas Group.



     Investing Activities: Capital expenditures for the Consumers Gas Group (excluding assets placed under capital lease) totaled $129 million for 1994 as compared to $153 million in 1993 and $107 million in 1992.



     Financing and Investing Outlook: CMS Energy estimates that capital expenditures for the Consumers Gas Group, including new lease commitments, will total approximately $357 million over the next three years.



                                                                   YEAR ENDED DECEMBER 31,
                                                                   -----------------------
                                                                   1995     1996     1997
                                                                   ----     ----     ----
                                                                       (IN MILLIONS)
        Gas utility (a).........................................   $122     $111     $105
        Michigan Gas Storage....................................      5        8        6
                                                                   ----     ----     ----
                                                                   $127     $119     $111
                                                                   ====     ====     ====

- -------------------------

(a) Includes a portion of anticipated capital expenditures common to both utility businesses.

     The Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments and other cash needs in the foreseeable future.

     Consumers, which generally manages its short-term financings on a centralized, consolidated basis, has several available sources of credit including unsecured, committed lines of credit totaling $185 million and a $470 million working capital facility. Consumers has FERC authorization to issue or guarantee up to $900 million in short-term debt through December 31, 1996. Consumers uses short-term borrowings to finance working capital, seasonal fuel inventory and to pay for capital expenditures between long-term financings. Consumers has an agreement permitting the sales of certain accounts receivable for up to $500 million. At December 31, 1994, 1993 and 1992 receivables sold totaled $275 million, $285 million and $225 million, respectively, and Consumers Gas Group's attributed portion of such receivables sold totaled $111 million, $124 million and $52 million, respectively.



RESULTS OF OPERATIONS


     The Gas Distribution Business is subject to the regulatory jurisdiction of the MPSC with respect to utility rates. The earnings of the Consumers Gas Group depend substantially upon its ability to secure timely and appropriate rate relief for the Gas Distribution Business. Also, a major factor affecting Consumers Gas Group's results of operations is gas usage which is impacted by the weather, particularly with respect to residential and commercial customers who use natural gas primarily for space heating, and, to a lesser extent, industrial customers.


     Gas Pretax Operating Income: For 1994, gas pretax operating income decreased $11 million compared to 1993, reflecting slightly lower gas sales and higher depreciation and gas operating costs, which include $10 million of postretirement benefit costs related to the gas settlement with the MPSC (see
Note 3 of the Consumers Gas Group Notes), partially offset by the favorable resolution of a previously recorded gas cost contingency. During 1993, gas pretax operating income increased $37 million from the 1992 level, reflecting higher gas deliveries (both sales and transportation volumes) and more favorable regulatory recovery of gas costs related to transportation.



                                                                    PRETAX OPERATING INCOME
                                                                      CHANGE COMPARED TO
                                                                          PRIOR YEAR
                                                                    -----------------------
                                                                    1994/1993     1993/1992
                                                                    ---------     ---------
                                                                         (IN MILLIONS)
        Sales....................................................     $ (3)         $ 7
        Weather..................................................       --           10
        Regulatory recovery of gas cost..........................       10           12
        O&M, general taxes and depreciation......................      (18)           8
                                                                      ----          ---
             Total change........................................     $(11)         $37
                                                                      ====          ===



     Gas Deliveries: Gas sales and gas transported in 1994 totaled 409 Bcf, a .4% decrease from 1993. In 1993, gas sales and gas transported totaled 410.6 Bcf, a 6.9% increase from 1992 deliveries.



GAS UTILITY ISSUES



     Rates: In December 1994, Consumers filed a request with the MPSC to increase Consumers' annual gas rates by $21 million. The requested increase in revenue reflects increased expenditures, including those associated with postretirement benefits, and proposes a 13% return on equity. A final order from the MPSC is expected in early 1996. Consumers' most recent rate filing for its electric utility business resulted in an approved rate of return on equity of 11.75%.



     In June 1994, the FERC approved a stipulation and agreement in full settlement of a rate proceeding originally filed by MGS in 1993, which provides MGS with estimated annual revenues of $20 million. For further information regarding gas utility rates, see Note 3 of the Consumers Gas Group Notes.



     Environmental Matters: Under the Environmental Response Act, Consumers expects that it will ultimately incur investigation and remedial action costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities, even those in which it has a partial or no current ownership interest. Parties other than Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions. There is limited knowledge of manufactured gas plant contamination at these sites at this time.



     Data available to Consumers and its continued internal review have resulted in an estimate for all costs related to investigation and remedial action for all 23 sites of between $48 million and $112 million. These estimates are based on undiscounted 1994 costs. At December 31, 1994, Consumers has accrued a liability for $48 million. Any significant change in assumptions such as remediation technique, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites.



     Consumers requested recovery and deferral of certain investigation and remedial action costs in its gas rate case filed in December 1994. Consumers believes that remedial action costs are recoverable in rates as the MPSC in 1993 addressed the question of recovery of investigation and remedial action costs for another Michigan gas utility as part of a gas rate case. In order to be recovered in rates, prudent costs must be approved in a rate case. The MPSC has approved similar deferred accounting requests by two other Michigan utilities relative to investigation and remedial action costs. Accordingly, Consumers has recorded a regulatory asset for the accrued liability that was established for these estimated remedial action costs. Consumers has initiated discussions with certain insurance companies regarding coverage for some or all of the costs which may be incurred for these sites. For further information, see Note 11 of the Consumers Gas Group Notes.



OUTLOOK



     The Consumers Gas Group believes that if the Consumers Gas Group's residential customer base grows at a rate of approximately 1.5% annually and gas prices adjusted for inflation remain relatively unchanged, its annual gas deliveries will grow to approximately 329.0 Bcf between 1994 and 1999 representing total growth over the period of 5.5%. In addition, the Consumers Gas Group has identified the following strategies to further grow its residential, commercial and industrial customer base: increased usage by existing customers, attracting additional customers, co-generation, industrial conversions, new technologies and revenue diversification. See "Business of the Consumers Gas Group -- Growth Strategies."



     In 1994, Consumers purchased approximately 83% of its required gas supply under long-term contracts, and the balance on the spot market. Trunkline supplied approximately 35% of the total requirement. In late 1994, Consumers' supply contract with Trunkline was replaced by several one- and two-year contracts with independent producers. Consumers estimates its purchases under long-term gas contracts will range from 70 - 80% in future years. Consumers also has transmission contracts totaling approximately 90% of its supply requirements. These contracts vary in length from one to ten years. Consumers' ability to purchase gas during the off-season and store it in its extensive underground storage facilities continues to help provide customers with low, competitive gas rates.


OTHER


     Public Utility Holding Company Act Exemption: CMS Energy is exempt from registration under PUHCA. However, the Attorney General and the MMCG have asked the Commission to revoke CMS Energy's exemption from registration under PUHCA. On April 15, 1992, the MPSC filed a statement with the Commission recommending that CMS Energy's current exemption be revoked and a new exemption be issued conditioned upon certain reporting and operating requirements. If CMS Energy were to lose its current exemption, it would become more heavily regulated by the Commission; Consumers could ultimately be forced to divest either its electric or gas utility business; and CMS Energy could be restricted from conducting businesses that are not functionally related to the conduct of its utility business as determined by the Commission. CMS Energy is opposing this request and believes it will maintain its current exemption from registration under PUHCA.

           SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CMS ENERGY



     The selected consolidated financial information of CMS Energy presented below for the years ended December 31, 1994, 1993 and 1992 were derived from the CMS Energy Consolidated Financial Statements contained elsewhere herein which have been audited by Arthur Andersen LLP, independent public accountants. The following selected consolidated financial information should be read in conjunction with CMS Energy's Consolidated Financial Statements, "CMS Energy -- Unaudited Pro Forma Condensed Consolidated Financial Statements" and "CMS Energy
- -- Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                     YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                   1994        1993        1992
                                                                  ------      ------      ------
                                                                          (IN MILLIONS,
                                                                    EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Operating revenue............................................   $3,619      $3,482      $3,146
  Pretax operating income......................................   $  504      $  439      $  231
  Net income (loss)............................................   $  179      $  155      $ (297)
  Earnings (loss) per average common share.....................   $ 2.09      $ 1.90      $(3.72)
  Average common shares outstanding (in thousands).............   85,888      81,251      79,877
  Cash dividends declared per common share.....................   $  .78      $  .60      $  .48

BALANCE SHEET DATA:
  Net plant and property.......................................   $4,826      $4,583      $4,326
  Total assets.................................................   $7,384      $6,964      $6,848
  Long-term debt, excluding current maturities.................   $2,709      $2,405      $2,725
  Notes payable................................................   $  339      $  259      $  215
  Other liabilities............................................   $2,873      $3,171      $3,018
  Common stockholders' equity..................................   $1,107      $  966      $  727

                                   CMS ENERGY


        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



     The unaudited pro forma condensed consolidated financial statements reflect adjustments to the capital structure of CMS Energy upon approval of the Class G Common Stock proposal and the subsequent issuance and sale of 5 million shares of Class G Common Stock and the use of the net proceeds to repay a portion of the debt of CMS Energy. The pro forma statement of income gives effect to such transactions as if they occurred on January 1, 1994. The pro forma balance sheet gives effect to such transactions as if they had occurred on December 31, 1994.


     The unaudited pro forma condensed consolidated financial statements should be read in conjunction with CMS Energy's Consolidated Financial Statements and "CMS Energy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The unaudited pro forma condensed financial statements are not necessarily indicative of results that would have occurred if the transactions described above occurred or of the financial condition or results of CMS Energy for any future date or period.

                                   CMS ENERGY
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1994



                                                               HISTORICAL    ADJUSTMENTS     PRO FORMA
                                                               ----------    -----------     ---------
                                                                            (IN MILLIONS)
                           ASSETS
Plant and property..........................................     $8,880                        $8,880
Less accumulated depreciation, depletion and amortization...      4,299                         4,299
                                                                 ------                        ------
                                                                  4,581                         4,581
Construction work-in-progress...............................        245                           245
                                                                 ------                        ------
Net plant...................................................      4,826                         4,826
Investments.................................................        499                           499
Current assets..............................................        830                           830
Non-current assets..........................................      1,229                         1,229
                                                                 ------                        ------
Total Assets................................................     $7,384                        $7,384
                                                                 ======                        ======
          STOCKHOLDERS' INVESTMENT AND LIABILITIES
Common stockholders' equity.................................     $1,107         $ 100 (a)      $1,207
Preferred stock of subsidiary...............................        356                           356
Long-term debt..............................................      2,709          (100)(b)       2,609
Non-current portion of capital leases.......................        108                           108
                                                                 ------         -----          ------
Total capitalization........................................      4,280            --           4,280
Current liabilities.........................................      1,221                         1,221
Non-current liabilities.....................................      1,883                         1,883
                                                                 ------         -----          ------
Total Stockholders' Investment and Liabilities..............     $7,384            --          $7,384
                                                                 ======         =====          ======


- -------------------------
(a) Reflects the issuance and sale of 5 million shares of Class G Common Stock, representing 20% of the equity attributable to the Consumers Gas Group.

(b) Reflects the use of the net proceeds of $100 million to repay a portion of the long-term debt of CMS Energy.

                                   CMS ENERGY


         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME



                                                                   YEAR ENDED DECEMBER 31, 1994
                                                            ------------------------------------------
                                                            HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                            ----------      -----------      ---------
                                                             (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating revenue........................................     $3,619                           $3,619
Operating expenses.......................................      3,115                            3,115
                                                              ------           -----           ------
Pretax operating income (loss)
  Electric utility.......................................        335                              335
  Gas utility............................................        135                              135
  Oil and gas exploration and production.................          8                                8
  Independent power production...........................         20                               20
  Natural gas pipeline, storage and marketing............          9                                9
  Other..................................................         (3)                              (3)
                                                              ------           -----           ------
Total pretax operating income............................        504                              504
Income taxes.............................................        104           $   3 (a)          107
                                                              ------           -----           ------
Net operating income.....................................        400              (3)             397
Other income (deductions)................................          8                                8
Fixed charges............................................        229              (9)(b)          220
                                                              ------           -----           -------
Net income...............................................     $  179           $   6 (c)       $  185
                                                              ======           =====           ======
Net income available to CMS Energy shareholder...........     $  179           $   6 (c)       $  174
                                                                                 (11)(d)
                                                              ======           =====           ======
Net income available to Class G shareholder..............     $   --           $  11 (e)       $   11
                                                              ======           =====           ======
Average common shares outstanding
  CMS Energy stock.......................................         86              --               86
                                                              ======           =====           ======
  Class G stock..........................................         --               5 (f)            5
                                                              ======           =====           ======
Earnings per average common share
  CMS Energy stock.......................................     $ 2.09           $(.05)(g)       $ 2.04
                                                              ======           =====           ======
  Class G stock..........................................     $   --           $2.20 (e)       $ 2.20
                                                              ======           =====           ======
Dividends declared per common share CMS Energy
  stock(h)...............................................     $  .78           $  --           $  .78
                                                              ======           =====           ======


- -------------------------
(a) Assumes income taxes for the item discussed in (b) below, which were computed based upon the U.S. statutory tax rate.

(b) Assumes reduction in interest expense as a result of the reduction in a portion of CMS Energy debt outstanding with the net proceeds from the issuance and sale of Class G Common Stock, assuming a 9% interest rate.

(c) Assumes the increase in net income from items (a) and (b) above.

(d) Assumes the net income available to the holders of Class G Common Stock.

(e) Assumes the rights to 20% of the earnings of the Consumers Gas Group.


(f) Assumes the issuance and sale of 5 million shares of Class G Common Stock on January 1, 1994.


(g) Assumes the per share impact on CMS Energy Common Stock of items (c) and (d) above.

(h) CMS Energy Common Stock annual dividend was raised to $.84 per share ($.21 quarterly) to be effective with the third quarter 1994 dividend.

                             CMS ENERGY CORPORATION


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: 1) oil and gas exploration and production, 2) development and operation of independent power production facilities, 3) gas marketing services to utility, commercial and industrial customers, and 4) storage and transmission of natural gas.



     On January 1, 1995, Consumers was internally reorganized into separate electric utility and gas utility strategic business units. The restructuring, while not affecting Consumers' or CMS Energy's consolidated financial statements or corporate legal form, is designed to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. Management believes that the strategic business unit structure will allow each unit to focus more on its own profitability and growth potential, and will, in the long term, allow Consumers to be more competitive.



     On March 21, 1995, CMS Energy received shareholders' approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy. This new class of Common Stock, designated Class G Common Stock, is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and MGS (such businesses, collectively, will be attributed to the Consumers Gas Group). The existing CMS Energy Common Stock will continue to be outstanding and is intended to reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock.



CONSOLIDATED EARNINGS



     Consolidated net income for 1994 totaled $179 million or $2.09 per share, compared to net income of $155 million or $1.90 per share in 1993 and a net loss of $297 million or $3.72 per share in 1992. The improved net income in 1994 reflects a significant increase in utility electric sales, the impact from a May 1994 electric rate increase, the recognition of incentive revenue related to demand-side management ("DSM") programs, and the favorable resolution of a previously recorded gas cost contingency. The increased 1993 net income reflects the Settlement Order related to power purchases from the MCV Partnership as well as increased electric sales and gas deliveries. Earnings in 1994 and 1993 also reflect growth of non-utility businesses.


CASH POSITION, FINANCING AND INVESTING


     CMS Energy's primary ongoing source of operating cash is dividends from its principal subsidiaries. Consumers effected a quasi-reorganization as of December 31, 1992, which allowed it to resume paying common dividends (see Note 7 of CMS Energy Notes). Consumers paid $176 million in common dividends in 1994. CMS Energy also received cash dividends of $9 million from its non-utility subsidiaries. CMS Energy paid $67 million in cash dividends to common shareholders compared to $49 million in 1993. The $18 million increase reflects an annual increase of $.12 per share, from $.72 per share to $.84 per share, commencing third quarter 1994.



     CMS Energy's consolidated cash requirements are met by its operating and financing activities. In 1994, 1993 and 1992, CMS Energy's consolidated cash from operations was derived mainly from Consumers' sale and transportation of natural gas and its generation, sale and transmission of electricity and from CMS NOMECO Oil & Gas Co.'s ("CMS NOMECO") sale of oil and natural gas. Consolidated cash from operations for 1994 reflects Consumers' record-setting electric sales and increased electric rates which were approved by the MPSC in mid-1994. Cash from operations for 1993 primarily reflected increased electric sales and gas deliveries from 1992 levels and reduced after-tax cash shortfalls resulting from Consumers' purchases of power from the MCV Partnership. During 1992, CMS Energy generated cash primarily from its consolidated operating activities.



     CMS Energy's primary use of cash continues to reflect its utility construction expenditures, improvements in the reliability of its electric and gas utility transmission and distribution systems and expansion of its non-utility businesses. It also has used its cash to retire portions of long-term securities and to pay common and preferred dividends.



     Financing Activities: In January 1994, CMS Energy filed a shelf-registration statement with the SEC permitting the issuance and sale of up to $250 million of GTNs. As of January 31, 1995, CMS Energy had issued approximately $99 million of GTNs with interest rates ranging from 6.75 to 8.50% and reduced the principal amount of Series B Notes outstanding by $114 million, to a balance of $167 million. Also, in July 1994, CMS Energy refinanced its $220 million Secured Revolving Credit Facility dated November 30, 1992 ("Secured Credit Facility") with a new $400 million Credit Facility and extended the termination date to June 30, 1997. Additionally, in October 1994, CMS Energy filed a shelf-registration statement for the offering and issuance of up to two million shares of common stock. As described in the Commission filing, the shares may be offered and issued in connection with acquisitions of energy-related businesses and assets.



     In January 1995, CMS Generation Co. ("CMS Generation") entered into a one-year $118 million bridge credit facility for the acquisition of HYDRA-CO, an independent power production subsidiary of Niagara Mohawk Power Company ("HYDRA-CO"). CMS Energy is currently evaluating permanent financing options.



     In early 1994, Consumers issued and sold 8 million shares of Class A Preferred Stock (cumulative, without par value) with an annual dividend of $2.08. Net proceeds of $193 million from the sale were used for general corporate purposes, including debt retirement and improvements to Consumers' distribution systems. Consumers continued its effort to reduce its future interest charges by retiring $101 million of high-cost first mortgage bonds. In November 1994, Consumers entered into a new $400 million unsecured, variable rate, five-year term loan and subsequently used the proceeds to refinance its long-term, variable rate credit agreement and to reduce short-term borrowings.



     In October 1993, CMS Energy issued 4.6 million shares of common stock at a price of $26-5/8. The net proceeds of $119 million were used to reduce existing debt and for general corporate purposes. During 1993, Consumers retired $51 million of high-cost outstanding debt and refinanced $573 million of other debt at lower interest rates. In November 1993, CMS NOMECO amended the terms of its loan agreement and increased the amount to $110 million. For further information on financing activities, see Note 7 of CMS Energy Notes.



     Investing Activities: Capital expenditures (excluding assets placed under capital leases of $36 million), deferred DSM costs and investments in unconsolidated subsidiaries totaled $637 million for 1994 as compared to $710 million in 1993 and $525 million in 1992. CMS Energy's expenditures for its utility, independent power production, oil and gas exploration and production, and natural gas pipeline, storage and marketing business segments were $456 million, $30 million, $115 million and $31 million, respectively.

     Financing and Investing Outlook: CMS Energy estimates that capital expenditures, including DSM, new lease commitments and investments in unconsolidated subsidiaries, will total approximately $2.2 billion over the next three years.



                                                                  YEARS ENDED DECEMBER 31,
                                                                 -------------------------
                                                                   1995     1996     1997
                                                                   ----     ----     ----
                                                                       (IN MILLIONS)
        Electric utility (a)....................................   $325     $255     $269
        Gas utility, including MGS (a)..........................    127      119      111
        Oil and gas exploration and production (b)..............    132      100      110
        Independent power production (b)........................    255      144      117
        Natural gas pipeline, storage and marketing.............    100       29       20
                                                                   ----     ----     ----
                                                                   $939     $647     $627
                                                                   ====     ====     ====


- -------------------------

(a) Includes a portion of anticipated capital expenditures common to both utility businesses.



(b) Capital expenditures for 1995 include requirements of $42 million in the case of oil and gas exploration and production, and $155 million in the case of independent power production for acquisitions which commenced in 1994 but did not close until 1995.



     CMS Energy is required to redeem or retire approximately $720 million of long-term debt during 1995 through 1997. Cash generated by operations is expected to satisfy a substantial portion of these capital expenditures and debt retirements. Additionally, CMS Energy will continue to evaluate the capital markets in 1995 as a source of financing its subsidiaries' investing activities.



     Consumers has several available sources of credit including unsecured, committed lines of credit totaling $185 million and a $470 million working capital facility. Consumers has FERC authorization to issue or guarantee up to $900 million in short-term debt through December 31, 1996. Consumers uses short-term borrowings to finance working capital, seasonal fuel inventory and to pay for capital expenditures between long-term financings. Consumers has an agreement permitting the sales of certain accounts receivable for up to $500 million. At December 31, 1994, 1993 and 1992 receivables sold totaled $275 million, $285 million and $225 million respectively.



ELECTRIC UTILITY RESULTS OF OPERATIONS



                                                                   PRETAX OPERATING INCOME
                                                                     CHANGE COMPARED TO
                                                                         PRIOR YEAR
                                                                   -----------------------
                                                                   1994/1993     1993/1992
                                                                   ---------     ---------
                                                                        (IN MILLIONS)
        Sales...................................................     $  33         $  34
        Weather.................................................        --            11
        Resolution of MCV power cost issues.....................        --           126
        Rate increase and other regulatory issues...............        38             5
        O&M, general taxes and depreciation.....................       (22)          (44)
                                                                     -----         -----
          Total change..........................................     $  49         $ 132
                                                                     =====         =====



     Electric Sales: Total electric sales in 1994 were a record 34.5 billion kilowatt-hours ("kWh"), a 5.2% increase from 1993 levels which includes a 4.2% increase in system sales to Consumers' ultimate customers. Strong industrial sales accounted for 58% of the growth. In 1994, residential and commercial sales increased 1.6% and 3.0%, respectively, while industrial sales increased 6.8%. The significant increase in electric sales reflects the continued improvement in economic conditions in Michigan and broad-based growth in sales to industrial customers. Growth in industrial sales was the strongest in the automotive and chemical sectors. Total electric sales in 1993 were 32.8 billion kWh, a 3.7% increase from the 1992 levels. The 32.8 billion kWh includes a 3.8% increase in system sales.

     Power Costs: Power costs for 1994 totaled $950 million, a $42 million increase from the corresponding 1993 period. This increase reflects increased kWh production at Consumers' generating plants and greater power purchases from outside sources to meet increased sales demand. Power costs for 1993 compared to 1992 reflect the impact of $126 million relating to the resolution of MCV power cost issues. See Note 3 of CMS Energy Notes.



     Operation and Maintenance: Increases in other operation and maintenance expense for 1994 and 1993 reflected increased expenditures to improve electric system reliability.



     Depreciation: The increased depreciation for 1994 reflects additional capital investments in property and equipment.



ELECTRIC UTILITY ISSUES



     Power Purchases from the MCV Partnership: Consumers' obligation to purchase contract capacity from the MCV Partnership was 1,132 MW in 1994 and increases to 1,240 MW in 1995 and thereafter. In 1993, the MPSC issued the Settlement Order that permits Consumers to recover substantially all payments for 915 MW of contract capacity purchased from the MCV Partnership. The market for the remaining 325 MW of contract capacity was assessed at the end of 1992. This assessment, along with the Settlement Order, resulted in Consumers recognizing an after-tax loss of $343 million for the present value of estimated future underrecoveries of power purchases from the MCV Partnership. This loss included all fixed energy amounts at issue in the arbitration proceedings discussed below. Additional losses may occur if actual future experience materially differs from the 1992 estimates. The Association of Business Advocating Tariff Equity ("ABATE") and the Attorney General have appealed the Settlement Order to the Court of Appeals. As anticipated in 1992, Consumers continues to experience cash underrecoveries associated with the Settlement Order. These after-tax cash underrecoveries totaled $61 million for 1994. Estimated future after-tax cash underrecoveries and possible additional losses for the next five years if none of the additional capacity is sold are shown in the table below.



                                                                   1995    1996    1997    1998    1999
                                                                   ----    ----    ----    ----    ----
                                                                         (AFTER-TAX, IN MILLIONS)
Expected cash underrecoveries...................................   $60     $56     $55     $ 8     $ 9
Possible additional underrecoveries and losses(a)...............   $20     $20     $22     $72     $72


- -------------------------
(a) If unable to sell any capacity above the MPSC's authorized level.


     Consumers and the MCV Partnership engaged in arbitration to determine whether Consumers was entitled to reduce the fixed energy charges payable to the MCV Partnership. In January 1995, the arbitrator ruled in favor of Consumers' interpretation of the PPA and found that Consumers was entitled to the immediate return of an estimated $22 million, representing the fixed energy amounts for which Consumers did not receive full cost recovery during the years prior to the Settlement Order (1990-1992). Consumers had escrowed approximately $16 million of this amount. The arbitrator postponed the return of payments for 1993 and 1994 because the Settlement Order is still subject to pending appeals. The amount under dispute in 1994 is approximately $9 million and increases each year thereafter, averaging approximately $17 million per year over the life of the contract. Consumers believes it is premature to recognize any current year earnings benefit from this award at this time until the remaining amount of MCV capacity is sold and/or the market for the capacity is confirmed. In a second arbitration proceeding, the MCV Partnership is seeking additional payments from Consumers which the MCV Partnership has estimated at $6.3 million annually for an alleged breach of the PPA.



     In 1994, the lessors of the MCV Facility filed a lawsuit against CMS Energy, Consumers and CMS Midland Holdings Company ("CMS Holdings"), alleging breach of contract, breach of fiduciary duty and negligent or fraudulent misrepresentation relating to the MCV Partnership's failure to object to the Settlement Order in light of Consumers' interpretation of the Settlement Order. The action alleged damages in excess of $1 billion and sought injunctive relief relative to Consumers' payments of the fixed energy charges. In February 1995, after the arbitrator's decision, the lessors voluntarily withdrew the lawsuit.

     In July 1994 and February 1995, Consumers terminated power purchase agreements with a 65 MW coal-fired cogeneration facility and a 44 MW wood and chipped tire plant. Consumers plans to seek MPSC approval to substitute 109 MW of less expensive contract capacity from the MCV Facility which Consumers is currently not authorized to recover from retail customers. For further information, see Note 3 of CMS Energy Notes.



     Electric Rate Case: In May 1994, the MPSC granted Consumers a $58 million annual increase in its retail electric rates. The order provides Consumers with higher revenues associated with increased expenditures primarily related to capital additions, operation and maintenance, postretirement benefits and the continuation of certain DSM programs. The MPSC order generally supported Consumers' rate design proposal and reduced the level of subsidization of residential customers by commercial and industrial customers. Consumers filed a request with the MPSC in November 1994, to increase its retail electric rates in a range from $104 million to $140 million annually (see Note 4 of CMS Energy Notes). Additionally, in January 1995, Consumers filed a request with the MPSC, seeking approval to increase its traditional depreciation expense by $21 million and reallocate certain portions of its utility plant from production to transmission, resulting in a $28 million decrease. If both aspects of the request are approved, the net result would be a decrease in electric depreciation expense of $7 million.



     Special Rates: In January 1995, the MPSC dismissed a filing made by Consumers, seeking approval of a plan to offer competitive, special rates to certain large qualifying customers. Consumers had proposed to offer the new rates to customers using high amounts of electricity that have expressed an intention to or are capable of terminating purchases of electricity from Consumers and have the ability to acquire energy from alternative sources. Consumers subsequently filed a new, simplified proposal with the MPSC which would allow Consumers a certain level of rate-pricing flexibility, and allow use of MCV contract capacity above the level currently authorized by the MPSC, to respond to customers' alternative energy options.



     PSCR Matters: Consumers experienced an extended refueling and maintenance outage at Palisades during 1993. From mid-February through mid-June 1994, Palisades took an unscheduled outage to repair valve leakage and conduct other needed inspections and repairs. In November 1994, an Administrative Law Judge ("ALJ") issued a proposal for decision that recommended a $4 million disallowance of replacement power costs related to the 1993 outage. Consumers accrued a loss for this issue for 1994. Recovery of replacement power costs and the prudency of actions taken during the 1994 outage will be reviewed by the MPSC during the 1994 PSCR reconciliation proceeding.



     Electric Conservation Efforts: In 1993, Consumers completed the customer participation portion of several DSM programs designed to encourage the efficient use of energy. During 1994, Consumers recognized $11 million in incentive revenue, related to Consumers' achievement of certain DSM program objectives approved by the MPSC in 1992. A final order, authorizing Consumers to collect the $11 million incentive, is expected from the MPSC by mid-1995. In 1994, as part of Consumers' electric rate case, the MPSC authorized Consumers to continue certain DSM programs. For further information, see Note 4 of CMS Energy Notes.



     Electric Environmental Matters: The 1990 amendment of the federal Clean Air Act as amended on November 15, 1990 ("Clean Air Act") significantly increased the environmental constraints that utilities will operate under in the future. While the Clean Air Act's provisions require Consumers to make certain capital expenditures in order to comply with the amendments for nitrogen oxide reductions, Consumers' generating units are presently operating at or near the sulfur dioxide emission limits which will be effective in the year 2000. Therefore, management believes that Consumers' annual operating costs will not be materially affected.



     In 1990, the State of Michigan passed amendments to the Environmental Response Act, under which Consumers expects that it will ultimately incur costs at a number of sites, even those in which it has a partial or no current ownership interest. Parties other than Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions. Consumers believes costs incurred for both investigation and required remedial actions will be recovered in rates or from others.

     Consumers is a so-called "potentially responsible party" at several sites being administered under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund"). Along with Consumers, there are numerous credit-worthy, potentially responsible parties with substantial assets cooperating with respect to the individual sites. Based on current information, management believes it is unlikely that Consumers' liability at any of the known Superfund sites, individually or in total, will have a material adverse effect on its financial position or results of operations.



     The Environmental Protection Agency ("EPA") has asked a number of utilities in the Great Lakes area to voluntarily retire certain equipment containing specific levels of polychlorinated biphenyls. While Consumers believes that it is largely in compliance with the EPA's request, it has agreed to a 10-year retirement period for certain equipment included in the EPA's request. Consumers does not anticipate that any significant additional costs will be incurred as a result of this agreement. For further information regarding electric environmental matters, see Note 12 of CMS Energy Notes.


ELECTRIC OUTLOOK


     Competition: Consumers currently expects customer demand for electricity within its service territory will increase by approximately 1.6% per year over the next five years. Economic growth and an increasing customer base are expected to lead to consistently higher annual sales.



     However, Consumers (along with the electric utility industry) is experiencing accelerating competitive pressures which may result in a negative impact on Consumers' sales growth. The primary sources of this competition include: the installation of cogeneration or other self-generation facilities by Consumers' larger industrial customers; the formation of municipal utilities which would displace retail service by Consumers to an entire community; and competition from neighboring utilities which offer flexible rate arrangements designed to encourage movement to their respective service areas. Several of Consumers' industrial customers are studying these options.



     Consumers is pursuing several strategies to retain its current "at-risk" customers. These strategies include a request that the MPSC allow Consumers to offer special competitive service rates to current industrial customers which have demonstrated an ability to seek alternate electric supplies and to attract new customers which are considering locating or expanding facilities in Michigan. As part of its current electric rate case, Consumers has requested that the MPSC eliminate the rate subsidization of residential customers. If approved, commercial and industrial customers' electric costs would decrease by a total of approximately $80 million per year.



     Consumers is committed to holding operation and maintenance costs level and continuing to improve customer service. Consumers is also working with large customers to identify ways to improve the efficiency with which energy is used.



     In April 1994, the MPSC approved a framework for a five-year experimental retail wheeling program for Consumers and The Detroit Edison Company ("Detroit Edison"). Under the experiment, up to 60 MW of Consumers' additional load requirements could be met by retail wheeling. The program becomes effective upon Consumers' next solicitation for capacity. In February 1995, an ALJ issued a proposal for decision that addressed the methodology for pricing transmission rates to be used for the experiment. An MPSC order is expected by mid-1995. In the short-term, Consumers does not expect this experiment to have a material impact on its financial position or results of operations.



     Nuclear Matters: In late 1993, the NRC completed a review of Consumers' performance at Palisades that showed a decline in performance. To provide NRC senior management with a more in-depth assessment of plant performance, the NRC conducted a diagnostic evaluation inspection at Palisades during 1994 which found certain performance, operational and management deficiencies at the plant. Consumers subsequently filed its response to the NRC's diagnostic evaluation report and included both short- and long-term enhancements planned to improve Palisades' performance. Acceptable performance at Palisades will require continuing performance improvements and additional expenditures at the plant, which have been included in Consumers' total planned level of expenditures.

     Consumers' on-site storage pool at Palisades is at capacity, and it is unlikely that the U.S. Department of Energy ("DOE") will begin accepting any spent nuclear fuel by the originally scheduled date in 1998. Consumers is using NRC-approved dry casks, which are steel and concrete vaults, for temporary on-site storage. Several appeals relating to NRC approval of the casks and Consumers' use of the casks had been pending. In January 1995, the U.S. Sixth Circuit Court of Appeals issued a decision, effectively allowing Consumers to continue using dry cask storage at Palisades.



     Consumers is required to make certain calculations and report to the NRC about the continuing ability of the Palisades reactor vessel to withstand postulated "pressurized thermal shock" events during its remaining license life. Preliminary analysis of more recent data from testing of similar materials indicates that the Palisades reactor vessel could exceed, prior to the year 2000, a temperature screening criterion established by NRC regulations. Consumers is continuing to analyze alternative means to permit continued operation of Palisades to the end of its license life in the year 2007. Consumers cannot predict the outcome of these efforts. For further information regarding Palisades, see Note 13 of CMS Energy Notes.



     The staff of the Commission has questioned certain accounting practices of the electric utility industry, including Consumers, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements. In response to these questions, the Financial Accounting Standards Board ("FASB") has agreed to review the accounting for removal costs, including decommissioning. If current electric utility industry accounting practices for such decommissioning are changed, annual provisions for decommissioning could increase, estimated costs for decommissioning could be recorded as a liability rather than as accumulated depreciation, and trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense.



     Stray Voltage: Consumers has recently experienced increases in the number of lawsuits relating to the effect of so-called stray voltage on certain livestock. At January 31, 1995, Consumers had 81 separate stray voltage lawsuits pending. CMS Energy believes that the resolution of these lawsuits will not have a material impact on its financial position or results of operations. For further information, see Note 12 of CMS Energy Notes.



GAS UTILITY RESULTS OF OPERATIONS



                                                                    PRETAX OPERATING INCOME
                                                                      CHANGE COMPARED TO
                                                                          PRIOR YEAR
                                                                    -----------------------
                                                                    1994/1993     1993/1992
                                                                    ---------     ---------
                                                                         (IN MILLIONS)
        Sales....................................................     $  (3)         $ 7
        Weather..................................................        --           10
        Regulatory recovery of gas cost..........................        10           12
        O&M, general taxes and depreciation......................       (19)           9
                                                                      -----          ---
             Total change........................................     $ (12)         $38
                                                                      =====          ===



     Gas Deliveries: Gas sales and gas transported in 1994 totaled 409 Bcf, a .4% decrease from 1993. In 1993, gas sales and gas transported totaled 410.6 Bcf, a 6.9% increase from 1992 deliveries.



GAS UTILITY ISSUES



     Gas Rates: In December 1994, Consumers filed a request with the MPSC to increase Consumers' annual gas rates by $21 million. The requested increase in revenue reflects increased expenditures, including those associated with postretirement benefits, and proposes a 13% return on equity. A final order from the MPSC is expected in early 1996. Consumers' most recent rate filing for its electric utility business resulted in an approved rate of return on equity of 11.75%.

     In June 1994, the FERC approved a stipulation and agreement in full settlement of a rate proceeding originally filed by MGS in 1993, which provides MGS with estimated annual revenues of $20 million. For further information regarding gas utility rates, see Note 4 of CMS Energy Notes.



     Gas Environmental Matters: Under the Environmental Response Act, Consumers expects that it will ultimately incur investigation and remedial action costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities, even those in which it has a partial or no current ownership interest. Parties other than Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions. There is limited knowledge of manufactured gas plant contamination at these sites at this time.



     Data available to Consumers and its continued internal review have resulted in an estimate for all costs related to investigation and remedial action for all 23 sites of between $48 million and $112 million. These estimates are based on undiscounted 1994 costs. At December 31, 1994, Consumers has accrued a liability for $48 million. Any significant change in assumptions such as remediation technique, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites.



     Consumers requested recovery and deferral of certain investigation and remedial action costs in its gas rate case filed in December 1994. Consumers believes that remedial action costs are recoverable in rates as the MPSC in 1993 addressed the question of recovery of investigation and remedial action costs for another Michigan gas utility as part of a gas rate case. In order to be recovered in rates, prudent costs must be approved in a rate case. The MPSC has approved similar deferred accounting requests by two other Michigan utilities relative to investigation and remedial action costs. Accordingly, Consumers has recorded a regulatory asset for the accrued liability that was established for these estimated remedial action costs. Consumers has initiated discussions with certain insurance companies regarding coverage for some or all of the costs which may be incurred for these sites. For further information, see Note 12 of CMS Energy Notes.



GAS OUTLOOK



     The Consumers Gas Group believes that if the Consumers Gas Group's residential customer base grows at a rate of approximately 1.5% annually and gas prices adjusted for inflation remain relatively unchanged, its annual gas deliveries will grow to approximately 329.0 Bcf between 1994 and 1999 representing total growth over the period of 5.5%. In addition, the Consumers Gas Group has identified the following strategies to further grow its residential, commercial and industrial customer base; increased usage by existing customers, attracting additional customers, co-generation, industrial conversions, new technologies and revenue diversification. See "Business of the Consumers Gas Group -- Growth Strategies."



     In 1994, Consumers purchased approximately 83% of its required gas supply under long-term contracts, and the balance on the spot market. Trunkline supplied approximately 35% of the total requirement. In late 1994, Consumers' supply contract with Trunkline was replaced by several one- and two-year contracts with independent producers. Consumers estimates its purchases under long-term gas contracts will range from 70 - 80% in future years. Consumers also has transmission contracts totaling approximately 90% of its supply requirements. These contracts vary in length from one to ten years. Consumers' ability to purchase gas during the off-season and store it in its extensive underground storage facilities continues to help provide customers with low, competitive gas rates.


OIL AND GAS EXPLORATION AND PRODUCTION


     Pretax Operating Income: 1994 pretax operating income increased $5 million from 1993, reflecting higher gas sales volumes, lower international write-offs, and the gain from assignment of a gas supply contract, partially offset by lower average market prices for oil and gas. 1993 pretax operating income decreased $4 million from 1992, primarily reflecting lower average market prices for oil and $10 million of international write-offs, partially offset by higher gas and oil sales volumes and higher average market prices for gas.



     Capital Expenditures: In June 1994, CMS NOMECO acquired for $22.5 million a working interest in the Espinal block in Colombia, South America, which is operated by LASMO Oil Colombia Limited, from

Sun Company, Inc. The other interest holder is Empresa Colombiana de Petroleos, the Colombian State Oil Company. The block which includes 250,000 acres is currently producing 8,500 barrels of oil per day. CMS NOMECO estimates the block to contain at least 75 million barrels of proven oil reserves of which CMS NOMECO's share of production is 14.7%.



     In September 1994, a consortium in which CMS NOMECO is a 29% participant was awarded the right to enter into an agreement with Maraven, S.A., a unit of the Venezuelan state oil company, to develop the Colon block in the Maracaibo basin of southwest Venezuela. The agreement commits the consortium to spend at least $160 million over the next three years in a development program involving reworking, re-equipping and re-entering wells, and drilling new wells to optimize production from existing proved reserves. Total production from the block is expected to approximate 30,000 barrels per day by 1997. The consortium's operating fee and profit compensation is approximately $4.90 per barrel of production during the 20-year life of the concession.



     The 1994 capital expenditures also reflect pipeline and road construction and development drilling in Ecuador. Production commenced in May 1994. By year end all three fields were producing at a pipeline-curtailed rate of 33,000 barrels per day compared to total productive capacity of 43,000 barrels per day. Further, the Ministry of Energy and Mines in Ecuador has recently informed the consortium members that the Ministry will seek to renegotiate the Risk Service Contract and other contracts governing the project. CMS NOMECO cannot predict the outcome of these negotiations. CMS NOMECO holds a 14% working interest.



     In mid-1994, CMS NOMECO negotiated an agreement to acquire Walter. Because of the need to obtain governmental approvals, the transaction did not close until early 1995. CMS NOMECO's acquisition of Walter will add net production of 5,500 barrels per day in 1995 and proven reserves of approximately 20 million barrels of oil.



     CMS Energy currently plans to invest $342 million over the next three years in its oil and gas exploration and production operations. These anticipated capital expenditures, which reflect the acquisition of Walter International, Inc., a Texas corporation ("Walter"), will be concentrated in North and South America and Africa.


INDEPENDENT POWER PRODUCTION


     Pretax Operating Income: 1994 pretax operating income increased $15 million, primarily reflecting higher capacity sales from the MCV Partnership, as well as additional equity earnings by the CMS Generation subsidiaries due to the addition of new electric generating capacity. Sales and revenues related to CMS Energy's ownership interest increased 24% and 15%, respectively, over the prior year. 1993 pretax operating income increased $21 million from 1992, primarily reflecting the addition of new electric generating capacity and improved equity earnings and operating efficiencies.



     Capital Expenditures: In 1994, Genesee Power Station Limited Partnership ("GPSLP"), an unconsolidated affiliate of CMS Generation, obtained financing and began construction on the Genesee Power Station. CMS Generation has a 50% ownership interest in GPSLP, the 35 MW wastewood-fueled power plant near Flint, Michigan. Completion of the project is scheduled for Spring 1996 with an estimated cost of $94 million. CMS Generation's share of GPSLP equity committed upon completion of the project approximates $11 million.



     In June 1994, CMS Generation acquired a 41% ownership interest in the Centrales Termicas Mendoza electric generating plant in western Argentina's Mendoza Province. CMS Generation is the lead developer and the plant operator. With major retrofitting and maintenance, this facility has the potential to produce 382 MW of generating capacity from oil and natural gas. CMS Generation's operational responsibility for the plant commenced on November 1, 1994.



     In July 1994, CMS Generation acquired a 32.5% ownership interest in Toledo Power Company, which holds two operating power plants totaling 135 MW of generating capacity located on the island of Cebu in the Philippines.

     In January 1995, CMS Generation completed its acquisition of HYDRA-CO. CMS Generation purchased 100% of HYDRA-CO's stock for $207 million, including approximately $52 million of current assets. CMS Generation partially financed the acquisition with a $118 million bridge credit facility supplied by a consortium of four banks led by Union Bank of California. CMS Generation assumes ownership in 735 megawatts of gross capacity and 224 megawatts of net ownership. CMS Generation will manage and operate eight plants previously managed by HYDRA-CO and will also assume construction management responsibility for a 60-megawatt diesel-fueled plant which has begun in Jamaica. The plant is scheduled to go into service in the third quarter of 1996.



     CMS Energy currently plans to invest $516 million relating to its independent power production operations over the next three years, primarily in domestic and international subsidiaries and partnerships. These anticipated capital expenditures include a $155 million requirement for the HYDRA-CO acquisition. CMS Generation will also pursue acquisitions of operating electric generating plants in Latin America, southern Asia and the Pacific Rim region.


NATURAL GAS PIPELINE, STORAGE AND MARKETING


     Pretax Operating Income: 1994 pretax operating income increased $2 million over 1993, reflecting earnings growth from gas pipeline and storage projects and gas marketed to end-users. In 1994, 66 Bcf was marketed compared to 60 Bcf in 1993.



     Capital Expenditures: In January 1994, CMS Gas Transmission acquired a 50% ownership interest in Moss Bluff Gas Storage Systems, a high deliverability salt cavern storage facility on the Gulf Coast of Texas, for $18 million.



     Effective January 1, 1995, CMS Gas Transmission and Storage Company, a subsidiary of Enterprises, ("CMS Gas Transmission") increased its ownership of Antrim Limited Partnership to 100% by acquiring the remaining 40% interest. Under a new agreement with Michigan Consolidated Gas Company ("MichCon"), CMS Gas Transmission will provide a gas treating service for up to 260 million cubic feet per day ("MMcf/d") of Antrim gas. CMS Gas Transmission currently plans to expand this existing 120 MMcf/d treating complex to accommodate new Antrim production. This $22 million expansion will treat gas connected to a number of gathering lines including CMS Gas Transmission's South Chester gathering system and deliver gas to MichCon's Northern Michigan pipeline network.



     CMS Energy currently plans to invest $149 million over the next three years relating to its non-utility gas operations, continuing to pursue development of natural gas storage, gas gathering and pipeline operations both domestically and internationally and work toward the development of a Midwest "market center" for natural gas through strategic alliances and asset acquisition and development.


OTHER


     Other Income: Other income for 1994 decreased $34 million when compared to the corresponding 1993 period, reflecting the sale of the remaining MCV Senior Secured lease obligation bonds ("MCV Bonds") in December 1993 which eliminated the bond interest income. The 1992 loss included a $343 million charge related to the Settlement Order.



     Public Utility Holding Company Act Exemption: CMS Energy is exempt from registration under PUHCA. However, the Attorney General and the MMCG have asked the Commission to revoke CMS Energy's exemption from registration under PUHCA. On April 15, 1992, the MPSC filed a statement with the Commission recommending that CMS Energy's current exemption be revoked and a new exemption be issued conditioned upon certain reporting and operating requirements. If CMS Energy were to lose its current exemption, it would become more heavily regulated by the Commission, Consumers could ultimately be forced to divest either its electric or gas utility business; and CMS Energy could be restricted from conducting businesses that are not functionally related to the conduct of its utility business as determined by the Commission. CMS Energy is opposing this request and believes it will maintain its current exemption from registration under PUHCA.

                          DESCRIPTION OF CAPITAL STOCK



     The following is a description of the Capital Stock of CMS Energy, assuming the filing of the Certificate of Amendment authorizing the Class G Common Stock with the Michigan Department of Commerce prior to the completion of the Offering. This description does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and the Certificate of Amendment, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


GENERAL


     The authorized capital stock of CMS Energy consists of 320 million shares of capital stock, of which 10 million are shares of preferred stock, $.01 par value ("Preferred Stock"), 60 million are shares of common stock, no par value, designated as Class G Common Stock, and 250 million are shares of common stock, par value $.01 per share, designated as CMS Energy Common Stock. As of March 31, 1995, there were no shares of Preferred Stock or Class G Common Stock issued or outstanding, and 87,972,947 shares of CMS Energy Common Stock were issued and outstanding.


     Authorized but unissued shares of Class G Common Stock will be available for issuance by CMS Energy from time to time, as determined by the Board of Directors, for any proper corporate purpose, which could include raising capital for use by CMS Energy (in the case of the sale of any Retained Interest Shares) or for attribution to the Consumers Gas Group (in the case of any sale of Additional Shares), payment of dividends, providing compensation or benefits to employees or acquiring companies or businesses. The issuance of such shares of Class G Common Stock would not be subject to approval by the shareholders of CMS Energy unless deemed advisable by the Board of Directors or required by applicable law, regulation or stock exchange listing requirements. Any net proceeds from, or other effects of, the issuance by CMS Energy of Class G Common Stock (other than Retained Interest Shares) would be attributed to the Consumers Gas Group.

     The Class G Common Stock is designed to establish a class of Common Stock that is intended to reflect the performance of the businesses attributed to the Consumers Gas Group. See "Business of the Consumers Gas Group."

PREFERRED STOCK

     The authorized Preferred Stock may be issued without the approval of the holders of Common Stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by the Board of Directors. The future issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of CMS Energy.

CLASS G COMMON STOCK


     Dividends: Dividends on the Class G Common Stock will be limited to the lesser of (i) the assets of CMS Energy legally available for dividends under Michigan law and (ii) the Available Class G Dividend Amount. Michigan law prohibits a dividend, if after giving it effect, CMS Energy would not be able to pay its debts as they become due in the usual course of business, or CMS Energy's total assets would be less than the sum of its total liabilities plus, unless the Articles of Incorporation are amended to provide otherwise, the amount that would be needed, if CMS Energy were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of any shareholders whose preferential rights are superior to those receiving the assets. Consequently, the amount allowed under clause (i) above will reflect the amount of any net losses of CMS Energy, including the businesses attributed to the Consumers Gas Group, and any dividends or distributions on the Class G Common Stock or the CMS Energy Common Stock. However, such net losses, dividends or distributions would not reduce assets legally available for distribution on the Class G Common Stock unless the legally available assets of CMS Energy are less than the Available Class G

Dividend Amount limitations set forth in the Articles of Incorporation. Subject to the express terms of any outstanding Preferred Stock, the foregoing limitations and the contractual limitations described under "Dividend Policy," the Board of Directors may, in its sole discretion, declare and pay dividends exclusively on either class of Common Stock, in equal or unequal amounts, notwithstanding the respective amounts of assets available for dividends on each class, the respective voting rights of each class, the amounts of prior dividends declared on each class or any other factor. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

     The "Available Class G Dividend Amount," on any date ("calculation date"), means the excess of:

          (i) the product of (a) the Gas Group Fraction as of such calculation date and (b) an amount equal to the total assets attributed to the Consumers Gas Group less the total liabilities attributed to the Consumers Gas Group as of such calculation date determined in accordance with generally accepted accounting principles as in effect at such time applied on a basis consistent with that applied in determining Consumers Gas Group income; over

          (ii) the product of (a) the Gas Group Fraction as of such calculation date and (b) the amount that would be needed to satisfy any preferential rights to which holders of any outstanding shares of preferred stock attributed to the Consumers Gas Group are entitled as of such calculation date;


provided that such excess will be reduced by an amount, if any, sufficient to ensure that the businesses attributed to the Consumers Gas Group will be able to pay their debts as they become due in the usual course of business.


     The "Gas Group Fraction," as of any calculation date, represents the fractional interest in the businesses attributed to the Consumers Gas Group that is held by the holders of the issued and outstanding Class G Common Stock. It is a fraction, the numerator of which is the number of shares of Class G Common Stock issued and outstanding on such date and the denominator of which is the sum of the number of shares of Class G Common Stock issued and outstanding on such date plus the number of Retained Interest Shares on such date, but such fraction will never be greater than one.


     The "Retained Interest Shares" as of any date represents the interest in the businesses attributed to the Consumers Gas Group that is not held by the holders of the outstanding shares of Class G Common Stock, but is retained by CMS Energy. The Retained Interest Shares are not deemed to be outstanding shares of Class G Common Stock and have no voting rights. The number of Retained Interest Shares will initially be the number of shares of Class G Common Stock that the Board of Directors deems, prior to the Offering, to represent 100% of the common stockholders' equity of CMS Energy attributable to the Consumers Gas Group, less the number of shares of Class G Common Stock to be first issued. The number from time to time will be:


          (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of Class G Common Stock and dividends or distributions of shares of Class G Common Stock to holders thereof and other reclassifications of Class G Common Stock;

          (ii) decreased by (A) the number of Retained Interest Shares issued or sold by CMS Energy, including any sold pursuant to the Offering, (B) the number of Retained Interest Shares issued upon conversion or exercise of Convertible Securities (as defined below) which are not attributed to the Consumers Gas Group, (C) the number of Retained Interest Shares issued by CMS Energy as a dividend or distribution or by reclassification or exchange to holders of CMS Energy Common Stock and (D) the number (rounded, if necessary, to the nearest whole number) equal to the aggregate fair value (as determined by the Board of Directors) of assets or properties of CMS Energy which cease to be attributable to the Consumers Gas Group in consideration for a decrease in the Retained Interest Shares determined by dividing such amount by the Fair Market Value of one share of Class G Common Stock as of the date such assets or properties cease to be attributable to the Consumers Gas Group; and

          (iii) increased by (A) the number of issued and outstanding shares of Class G Common Stock repurchased by CMS Energy with assets which are not attributed to the Consumers Gas Group, and (B) the number (rounded, if necessary, to the nearest whole number) equal to the aggregate fair value (as determined by the Board of Directors) of assets or properties of CMS Energy that are attributed to the Consumers Gas Group in consideration for an increase in the number of Retained Interest Shares divided by the Fair Market Value of one share of Class G Common Stock as of the date of such attribution.

     "Convertible Securities" means any securities of CMS Energy that are convertible into or exercisable for or evidence the right to acquire any shares of CMS Energy Common Stock or Class G Common Stock, whether at such time or upon the occurrence of certain events, pursuant to antidilution provisions of such securities or otherwise.

     Voting: Except as set forth below and except as otherwise provided by law, the holders of both classes of Common Stock vote together as a single class on all matters as to which all holders of Common Stock are entitled to vote. On all matters to be voted on by the holders of both classes of Common Stock voting together as a single class (i) each share of outstanding CMS Energy Common Stock would have one vote and (ii) each share of outstanding Class G Common Stock would have one vote. If shares of only one class of Common Stock are outstanding, each share of that class will have one vote. If any class of Common Stock of CMS Energy is entitled to vote separately as a class, with respect to any matter, each share of that class shall be entitled to one vote in the separate vote on such matter.

     CMS Energy will set forth the amount of outstanding shares of the CMS Energy Common Stock and the Class G Common Stock in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed pursuant to the Exchange Act and will disclose in any proxy statement for a shareholders' meeting the number of outstanding shares of the CMS Energy Common Stock and the Class G Common Stock.

     Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of a majority of the outstanding shares of either class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

     Exchange or Redemption: The Class G Common Stock will be subject to exchange or redemption, as the case may be, upon the terms described below.

     At any time after the date on which all of the consolidated assets and liabilities attributed to the Consumers Gas Group (and no other assets or liabilities) become the consolidated assets and liabilities of a single corporation, all of the common stock of which is owned by CMS Energy ("Gas Group Subsidiary"), the Board of Directors, in its sole discretion, provided that there are assets of CMS Energy legally available therefor, may declare that all of the outstanding shares of Class G Common Stock will be exchanged for a number of outstanding shares of common stock of the Gas Group Subsidiary equal to the product of the Gas Group Fraction and the number of all of the outstanding shares of common stock of the Gas Group Subsidiary, on a pro rata basis, each of which shall, upon issuance, be fully paid and nonassessable. CMS Energy would retain the balance of the outstanding shares of the common stock of the Gas Group Subsidiary.


     Upon the Disposition, in one transaction or a series of related transactions, by CMS Energy of all or substantially all of the properties and assets attributed to the Consumers Gas Group (other than in connection with the Disposition by CMS Energy of all of its properties and assets in one transaction or a series of related transactions which results in the dissolution, liquidation or winding up of CMS Energy as set forth under "Liquidation, Subdivision and Combination" below) to any person, entity or group (other than
(a) holders of all outstanding shares of Class G Common Stock on a pro rata basis or (b) a person, entity or group in which CMS Energy, directly or indirectly, owns a majority equity interest), CMS Energy is required, on or prior to the first Business Day (as defined below) following the 90th day following the consummation of such Disposition, to exchange each outstanding share of Class G Common Stock for a number of fully paid and nonassessable shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such Disposition.


     If immediately after any event, CMS Energy, directly or indirectly, owns less than a majority equity interest in any person, entity or group in which CMS Energy, directly or indirectly, owned a majority equity interest immediately prior to the occurrence of such event, a Disposition of all of the properties and assets attributed to the Consumers Gas Group owned by such person, entity or group shall be deemed to have occurred. In the case of a Disposition of properties and assets in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions.

     "Business Day" means each weekday other than any day on which any relevant class of Common Stock is not traded on any national securities exchange or the National Association of Securities Dealers Automated Quotations National Market or in the over-the-counter market.

     "Disposition" means a sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets, properties or stock or otherwise), but does not include (1) an attribution of assets or properties of CMS Energy to the Consumers Gas Group if such attribution increases the Retained Interest Shares, or (2) assets or properties of CMS Energy ceasing to be attributed to the Consumers Gas Group if the result is a decrease in the Retained Interest Shares.

     "Fair Market Value" of shares of either class of Common Stock on any date means the average of the daily closing prices thereof for the period of 20 consecutive Business Days commencing on the 30th Business Day prior to such date. The closing price of shares of a class of Common Stock for each Business Day shall be (i) if such shares are listed or admitted to trading on a national securities exchange, the closing price on the New York Stock Exchange Composite Tape (or any successor composite tape reporting transactions on national securities exchanges) or, if such New York Stock Exchange Composite Tape shall not be in use or shall not report transactions in such shares, the last reported sales price regular way on the principal national securities exchange on which such shares are listed or admitted to trading (which shall be the national securities exchange on which the greatest number of such shares of stock has been traded during such 20 consecutive Business Days), or, if there is no transaction on any such Business Day in any such situation, the mean of the bid and asked prices on such Business Day, or (ii) if such shares are not listed or admitted to trading on any such exchange, the closing price, if reported, or, if the closing price is not reported, the average of the closing bid and asked prices as reported by the National Association of Securities Dealers Automated Quotations or a similar source selected from time to time by CMS Energy for this purpose, and (iii) reduced, if such Business Day is prior to any "ex" date or any similar date occurring during such period for any dividend or distribution (other than as contemplated in (iv) below) paid or to be paid with respect to such shares, by the fair market value (as determined by the Board of Directors) of the per share amount of such dividend or distribution, and (iv) appropriately adjusted, if such Business Day is prior to (A) the effective date of any subdivision (by stock split, stock dividend, or otherwise) or combination (by reverse stock split or otherwise) of such shares, or (B) the "ex" date or any similar date for any dividend or distribution of shares of such class of Common Stock on the outstanding shares of such class of Common Stock, occurring during such period, to reflect such subdivision, combination, dividend or distribution. In the event such closing or bid and asked prices are unavailable, the Fair Market Value of such shares shall be determined by the Board of Directors.

     "Substantially all of the properties and assets attributed to the Consumers Gas Group" means a portion of such properties and assets (A) that represents at least 80% of the then-current fair market value (as determined by the Board of Directors) of the properties and assets attributed to the Consumers Gas Group as of such date or (B) from which were derived at least 80% of the aggregate revenues for the immediately preceding twelve fiscal quarterly periods of CMS Energy (calculated on a pro forma basis to include revenues derived from any of such properties and assets acquired during such periods) derived from the properties and assets attributed to the Consumers Gas Group as of such date.

     In addition, CMS Energy may, by a majority vote of the Board of Directors then in office, at any time exchange for each outstanding share of Class G Common Stock a number of fully paid and nonassessable shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock as of the date of the first public announcement by CMS Energy of such exchange.


     After the exchange date on which all outstanding Class G Common Stock was exchanged, any share of Class G Common Stock that is issued on conversion or exercise of any Convertible Securities will, immediately upon issuance pursuant to such conversion or exercise and without any notice or any other action on the part of CMS Energy or the Board of Directors or the holder of such share of Class G Common Stock: (A) in the event the then-outstanding shares of Class G Common Stock were exchanged for CMS Energy Common Stock on such exchange date as set forth in the first or seventh immediately preceding paragraphs, be exchanged for the kind and amount of shares of capital stock and other securities and property that a holder of such Convertible Security would have been entitled to receive pursuant to the terms of such Convertible Security had such terms provided that the conversion or exercise privilege in effect immediately prior to any exchange by CMS Energy of any of its capital stock for shares of any other capital stock of CMS Energy would be adjusted so that the holder of any such Convertible Security thereafter surrendered for conversion or exercise would be entitled to receive the number of shares of capital stock of CMS Energy and other securities and property such holder would have owned immediately following such action had such Convertible Security been converted or exercised immediately prior thereto; or (B) in the event the then-outstanding shares of Class G Common Stock were exchanged for common stock of the Gas Group Subsidiary as set forth in the eighth immediately preceding paragraph, be redeemed, to the extent of the assets of CMS Energy legally available therefor, for $.01 in cash. The provisions of clause (A) above do not apply to the extent that equivalent adjustments are otherwise made pursuant to the provisions of such Convertible Securities.



     Under Section 303 of the MBCA, upon the prior approval of shareholders, a board of directors may amend a corporation's articles of incorporation to increase the number of authorized shares of any class or series of stock to the number that will be sufficient, when added to the previously authorized but unissued shares of such class or series, to satisfy the conversion privileges of any convertible securities of the corporation. The Articles of Incorporation deem the required exchange at a 10% Premium after the Disposition, in one transaction or a series of related transactions, of all or substantially all of the properties and assets attributed to the Consumers Gas Group and the optional exchange at a 15% Premium of Class G Common Stock by CMS Energy for CMS Energy Common Stock, each as discussed above, as conversion privileges within the meaning of Section 303 of the MBCA. Accordingly, in order to give effect to any such exchange, the Board of Directors would have the authority to amend the Articles of Incorporation to increase the authorized shares of capital stock generally and of CMS Energy Common Stock specifically to the number that would be sufficient, when added to the previously authorized but unissued shares of capital stock and CMS Energy Common Stock, to give effect to such exchange.


     General Exchange Provisions: In the event of any exchange of Class G Common Stock, CMS Energy will cause to be given to each holder of Class G Common Stock to be so exchanged a notice stating (A) that shares of Class G Common Stock will be exchanged, (B) the date of the exchange, (C) the kind and amount of shares of capital stock or cash and/or securities or other property to be received by such holder with respect to each share of such Class G Common Stock held by such holder, including details as to the calculation thereof, (D) the place or places where certificates for shares of Class G Common Stock, properly endorsed or assigned for transfer (unless CMS Energy shall waive such requirement), are to be surrendered for delivery of certificates for shares of such capital stock or cash and/or securities or other property and (E) that, except as provided in the following paragraph, dividends or other distributions on Class G Common Stock will cease to be paid as of such exchange date. Such notice shall be sent by first-class mail, postage prepaid, not less than 30 days nor more than 60 days prior to the exchange date and in any case to each holder of the Class G Common Stock to be exchanged at such holder's address as the same appears on the stock transfer books of CMS Energy. Neither the failure to mail such notice to any particular holder of Class G Common Stock nor any defect therein shall affect the sufficiency thereof with respect to any other holder of Class G Common Stock.

     No adjustments in respect of dividends or other distributions will be made upon the exchange of any shares of Class G Common Stock; provided, however, that if the exchange date with respect to Class G Common Stock shall be subsequent to the record date for the payment of a dividend or other distribution thereon or with respect thereto, the holders of shares of Class G Common Stock at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on or with respect to such shares on the date set for payment of such dividend or other distribution, notwithstanding the exchange of such shares or CMS Energy's default in payment of the dividend or distribution due on such date.


     Before any holder of shares of Class G Common Stock will be entitled to receive certificates representing shares of any capital stock or cash and/or securities or other property to be received by such holder with respect to any exchange, such holder shall surrender at such office as CMS Energy shall specify certificates for such shares of Class G Common Stock, properly endorsed or assigned for transfer (unless CMS Energy shall waive such requirement). CMS Energy will as soon as practicable after such surrender of certificates representing such shares of Class G Common Stock deliver to the person for whose account such shares of Class G Common Stock were so surrendered, or to the nominee or nominees of such person, certificates representing the number of whole shares of the kind of capital stock or cash and/or securities or other property to which such person shall be entitled as aforesaid, together with any fractional payment referred to in the next paragraph.


     CMS Energy will not be required to issue or deliver fractional shares of any class of capital stock or any fractional securities to any holder of Class G Common Stock upon any exchange, dividend or other distribution. If more than one share of Class G Common Stock shall be held at the same time by the same holder, CMS Energy may aggregate the number of shares of any class of capital stock that shall be issuable or the amount of securities that shall be deliverable to such holder upon any exchange, dividend or other distribution (including any fractions of shares or securities). If the number of shares of any class of capital stock or the amount of securities remaining to be issued or delivered to any holder of Class G Common Stock is a fraction, CMS Energy will, if such fraction is not issued or delivered to such holder, pay a cash adjustment in respect of such fraction in an amount equal to the fair market value of such fraction on the fifth Business Day prior to the date such payment is to be made. For purposes of the preceding sentence, "fair market value" of any fraction will be (i) in the case of any fraction of a share of any class of Common Stock, the product of such fraction and the Fair Market Value of one share of such Common Stock and (ii) in the case of any other fractional security, such value as is determined by the Board of Directors.

     From and after any applicable exchange date, all rights of a holder of shares of Class G Common Stock that were exchanged shall cease except for the right, upon surrender of the certificates representing such shares of Class G Common Stock, to receive certificates representing shares of the kind and amount of capital stock or cash and/or securities or other property for which such shares were exchanged or redeemed, together with any fractional payment contemplated by the immediately preceding paragraph and rights to dividends or other distributions as provided in the third immediately preceding paragraph. No holder of a certificate that immediately prior to the applicable exchange date for Class G Common Stock represented shares of Class G Common Stock will be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into which such Class G Common Stock was exchanged until surrender of such holder's certificate for a certificate or certificates representing shares of such capital stock. Upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the exchange date, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after an exchange date for Class G Common Stock, CMS Energy will, however, be entitled to treat the certificates for such Class G Common Stock that have not yet been surrendered for exchange as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock for which the shares of such Class G Common Stock represented by such certificates shall have been exchanged, notwithstanding the failure to surrender such certificates.

     CMS Energy will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock on exchange of shares of Class G Common Stock. CMS Energy will not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of any shares of capital stock in a name other than that in which the shares of the Class G Common Stock so exchanged were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to CMS Energy the amount of any such tax, or has established to the satisfaction of CMS Energy that such tax has been paid.

     Liquidation, Subdivision and Combination: In the event of a dissolution, liquidation or winding up of CMS Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of CMS Energy and after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts (including any accumulated and unpaid dividends) to which they are entitled, the holders of Class G Common Stock and CMS Energy Common Stock will be entitled to receive an amount per share equal to the amount of assets remaining for distribution to holders of Common Stock divided by the total number of shares of CMS Energy Common Stock and Class G Common Stock then outstanding. The liquidation rights of the holders of the respective classes may not bear any relationship to the relative Fair Market Values or the relative voting rights of the two classes.


     If CMS Energy subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS Energy Common Stock, the voting and liquidation rights of shares of CMS Energy Common Stock relative to Class G Common Stock will be appropriately adjusted so as to avoid any dilution in aggregate voting or liquidation rights of either class of Common Stock. For example, in case CMS Energy were to effect a two-for-one split of Class G Common Stock, the per share liquidation rights of CMS Energy Common Stock would be multiplied by two in order to avoid dilution in the aggregate liquidation rights of holders of CMS Energy Common Stock and each post-split share of Class G Common Stock would have one-half of a vote.


     Neither the merger or consolidation of CMS Energy into or with any other corporation, nor the merger or consolidation of any other corporation into or with CMS Energy nor any sale, transfer or lease of all or any part of the assets of CMS Energy, will be deemed to be a dissolution, liquidation or winding up for purposes of the liquidation provisions set forth above.

     Determinations by the Board of Directors: Any determinations made in compliance with applicable law by the Board of Directors under any of the provisions in the Certificate of Amendment would be final and binding on all shareholders of CMS Energy.

     Other Rights: The holders of Class G Common Stock would have no preemptive rights or any other rights to convert their shares into any other securities of CMS Energy.

     Retained Interest of CMS Energy In Consumers Gas Group; Gas Group
Fraction: The "Retained Interest" represents the interest in the common stockholders' equity of CMS Energy attributed to the Consumer Gas Group that would be deemed to be retained by CMS Energy after shares of Class G Common Stock are distributed or sold in the Offering or subsequent public offerings. If the total number of shares of Class G Common Stock that is distributed or sold represents all of such interest, there will be no Retained Interest.

     Assuming that the Board of Directors has designated 25 million shares of Class G Common Stock as the number of such shares which it deems to represent 100% of the CMS Energy common stockholders' equity attributable to the Consumers Gas Group, such shares will represent the initial Retained Interest Shares. If 5 million shares of Class G Common Stock are offered and sold in the Offering, the Retained Interest Shares would be decreased to 20 million. The Retained Interest Shares are not, and will not be, outstanding or held by CMS Energy and cannot be voted, but are used to measure the Retained Interest.

     The Gas Group Fraction is the percentage interest in the common stockholders' equity attributed to the Consumers Gas Group that would be represented at any time by the issued and outstanding shares of Class G Common Stock. If shares of Class G Common Stock other than Retained Interest Shares were sold, the Retained Interest Shares would not be reduced, but the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group would nonetheless be reduced, and the Gas Group Fraction would be increased accordingly. As shares of Class G Common Stock are offered and sold from time to time by CMS Energy, it will identify the number of shares of Class G Common Stock offered and sold which would (i) decrease the Retained Interest Shares, or (ii) increase the Gas Group Fraction; the sum of the percentage equal to the Gas Group Fraction and the percentage of the common stockholders' equity represented by the Retained Interest would always equal 100%. A determination as to whether shares of Class G Common Stock which are sold are or are not Retained Interest Shares would be made by the Board of Directors, in its sole discretion, after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the capital expenditure plans of and investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources.

     Any issuance of shares of Class G Common Stock would dilute the relative voting power of holders of shares of Class G Common Stock outstanding prior to such issuance.

     The Board of Directors could, in its sole discretion, determine from time to time to cause cash or other property attributed to the Consumers Gas Group to cease to be attributed to the Consumers Gas Group, which would decrease the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group, and would increase the Gas Group Fraction. The Board of Directors could, in its sole discretion, determine from time to time to attribute additional cash or other property to the Consumers Gas Group, which would increase the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group, and decrease the Gas Group Fraction. The Board of Directors could determine, in its sole discretion, to make such attributions after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the long-term business prospects for each business of CMS Energy, including the Consumers Gas Group, the capital expenditure plans of and the investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources. See "Certain Management and Accounting Policies -- Accounting Matters."

     In the event of any dividend or other distribution on outstanding shares of Class G Common Stock while CMS Energy has a Retained Interest, the Consumers Gas Group's financial statements would be charged in respect of the Retained Interest with an amount equal to the product of (i) the aggregate amount paid in respect of such dividend or other distribution, times (ii) a fraction, the numerator of which is the Retained Interest Shares and the denominator of which is the total number of shares of Class G Common Stock then issued and outstanding.

     In the event that CMS Energy repurchases shares of Class G Common Stock for consideration that is not attributed to the Consumers Gas Group, the Retained Interest Shares and the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group would increase, and the Gas Group Fraction would decrease accordingly. In the event that CMS Energy repurchases shares of Class G Common Stock for consideration that is attributed to the Consumers Gas Group, the Retained Interest Shares would not change, but the Retained Interest as a percentage of the common stockholders' equity attributed to the Consumers Gas Group would increase, and the Gas Group Fraction would decrease accordingly. The Board of Directors could, in its sole discretion, determine whether repurchases of Class G Common Stock should be made with consideration attributed to the Consumers Gas Group by considering a number of factors, including, among others, the relative levels of internally generated cash flows of each business of CMS Energy, the long-term business prospects for each business of CMS Energy, the capital expenditure plans of and the investment opportunities available to each business of CMS Energy and the availability, cost and time associated with alternative financing sources. See "Certain Management and Accounting Policies -- Accounting Matters."

     For further discussion of, and illustrations of the calculation of the Retained Interest Shares, the Retained Interest as a percentage of the common stockholders' equity in the Consumers Gas Group and the Gas Group Fraction and the effects thereon of issuances and repurchases of, and dividends on, shares of Class G Common Stock, and changes in the Retained Interest Shares, the Retained Interest and the Gas Group Fraction occasioned by the attribution of cash or other property, see Appendix II, "Class G Common Stock Retained Interest Illustrations."

CMS ENERGY COMMON STOCK

     Dividends: The Board of Directors has stated its intention to declare and pay dividends on the CMS Energy Common Stock based primarily on the earnings and financial condition of CMS Energy. See "Dividend Policy" above. The results of operations and financial condition of the businesses attributed to the Consumers Gas Group will continue to be reflected in the consolidated financial statements of CMS Energy, and such financial statements will disclose the interest of the holders of outstanding shares of Class G Common Stock in the Consumer Gas Group.


     For information concerning the policies of CMS Energy with regard to dividends on Common Stock and certain restrictions on its ability to pay such dividends, see "Dividend Policy" and "Primary Source of Dividends for the Common Stock of CMS Energy; Restrictions on Sources of Dividends."


     Voting: Except as described herein, the holders of outstanding Class G Common Stock will vote together with the holders of the outstanding CMS Energy Common Stock as a single class on all matters as to which all common shareholders are entitled to vote.

     On all matters to be voted on by the holders of Class G Common Stock and CMS Energy Common Stock together as a single class, subject to the antidilution provisions set forth under "Class G Common Stock -- Liquidation, Subdivision and Combination" above, each outstanding share of Class G Common Stock and each outstanding share of CMS Energy Common Stock will have one vote.


     Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class (except pursuant to Section 303 of the MBCA as described under "Class G Common Stock -- Exchange or Redemption") or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of a majority of the outstanding shares of either class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.


     Neither CMS Energy nor any holders of CMS Energy Common Stock would be entitled to vote with respect to Retained Interest Shares.

     Liquidation, Subdivision and Combination: The rights, if any, of the holders of CMS Energy Common Stock upon the voluntary or involuntary liquidation, merger, subdivision, combination, consolidation, distribution or sale of assets, dissolution or winding up of CMS Energy are as set forth under "Class G Common Stock -- Liquidation, Subdivision and Combination" above.

     Exchange or Redemption: The CMS Energy Common Stock may be exchanged for outstanding shares of Class G Common Stock upon the terms described under "Class G Common Stock -- Exchange or Redemption" above.

STOCK TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and the Registrar for the Common Stock is CMS Energy.

                 CERTAIN FEDERAL INCOME TAX EFFECTS OF OFFERING

     In the opinion of Sidley & Austin, special counsel to CMS Energy, the CMS Energy Common Stock and the Class G Common Stock each will be treated for federal income tax purposes as Common Stock of CMS Energy. Accordingly, for federal income tax purposes, (i) CMS Energy will not recognize any income, gain or loss as a result of the offering and sale of the Class G Common Stock; (ii) a holder of Class G Common Stock will not recognize any income, gain or loss upon the exchange of Class G Common Stock for CMS Energy Common Stock, either pursuant to CMS Energy's option or upon the Disposition of all or substantially all of the assets of the Consumers Gas Group, except for cash received in lieu of fractional shares; and (iii) the tax basis of CMS Energy Common Stock received in such exchange will be the tax basis of the Class G Common Stock exchanged therefor, and, assuming that the Class G Common Stock is held as a capital asset, the holding period of such CMS Energy Common Stock will include the holding period of such Class G Common Stock.


     The Internal Revenue Service (the "Service") announced in 1987 that it was studying and would not issue advance rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but the dividend rights of which are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. In addition, there are no court decisions or other authorities that bear directly on transactions similar to the Offering. It is possible, therefore, that the Service could assert that the Class G Common Stock represents property other than stock of CMS Energy. If the Class G Common Stock were treated as property other than stock of CMS Energy, CMS Energy or its subsidiaries (i) would recognize a significant taxable gain on the sale of the Class G Common Stock in an amount equal to the excess of the fair market value of such stock sold over its federal income tax basis to CMS Energy or such subsidiaries and (ii) CMS Energy could lose its ability to file consolidated federal income tax returns with Consumers (one consequence being that any dividends paid or deemed to be paid by Consumers to CMS Energy would be taxable to CMS Energy, subject to any applicable dividends received deduction). As indicated above, however, it is the opinion of counsel that the Service would not prevail in any such assertion.



     The foregoing discussion is for general information only. It is based on the U.S. Internal Revenue Code of 1986, as amended to the date hereof, Treasury Department regulations, published positions of the Service and court decisions now in effect, all of which are subject to change. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the Class G Common Stock or the Treasury Department could change the current law in future regulations, including regulations issued pursuant to its authority under Section 337(d) of the U.S. Internal Revenue Code. Any future legislation or regulations could apply retroactively.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the Underwriting
Agreement dated                , 1995, a syndicate of underwriters (the
"Underwriters") named below for whom


are acting as representatives (the "Representatives") has severally agreed to purchase, and CMS Energy has agreed to sell to them, the respective number of shares of Class G Common Stock set forth opposite the name of such Underwriters below:


                                                                               NUMBER
        NAME                                                                 OF SHARES
        ------------------------------------------------------------------   ----------

                                                                              ---------
        Total
                                                                              =========


     The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the shares of Class G Common Stock offered hereby is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all the shares of Class G Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken, provided that, under certain circumstances relating to a default of one or more Underwriters, less than all of such shares may be purchased. Default by one or more Underwriters would not relieve the non-defaulting Underwriters from their several obligations, and in the event of such default, CMS Energy would have the right to require the non-defaulting Underwriters to purchase the respective number of shares of Class G Common Stock which they have severally agreed to purchase and, in addition, to purchase shares of Class G Common Stock which the defaulting Underwriter or Underwriters shall have so failed to purchase up to a number thereof equal to one-ninth of the respective numbers of shares of Class G Common Stock which such non-defaulting Underwriters have otherwise agreed to purchase.

     The Underwriters initially propose to offer part of the shares of Class G Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a
concession not in excess of $     per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share of Class G Common Stock to other Underwriters or to certain dealers. After the initial offering, the offering price and other selling terms may from time to time be varied upon the mutual agreement of the Representatives.

     Pursuant to the Underwriting Agreement, CMS Energy has granted to the Underwriters an option, exercisable for 30 days from the date of this
Prospectus, to purchase up to an additional                shares of Class G
Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class G Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares offered by the Underwriters hereby.


     CMS Energy has agreed that, without the prior written consent of the Representatives, it will not offer, sell, contract to sell or otherwise dispose of any shares of (a) Class G Common Stock, or any securities (other than CMS Energy Common Stock) convertible into or exercisable or exchangeable for Class G Common Stock, for a period of 180 days after the date of this Prospectus or (b) CMS Energy Common Stock or any securities convertible into or exercisable or exchangeable for CMS Energy Common Stock for a period of 90 days after the date of this Prospectus, provided that CMS Energy may, during such periods, issue shares of

Common Stock under its Dividend Reinvestment and Optional Cash Payment Plan, Performance Incentive Stock Plan, Employee Stock Ownership and Employee Savings and Incentive Plan.


     CMS Energy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. From time to time certain of the Underwriters have been retained to provide and continue to provide investment banking services to CMS Energy or Consumers.

PRICING OF OFFERING

     Prior to the offering, there has been no public market for the shares of Class G Common Stock. The initial public offering price will be determined by negotiation among CMS Energy and the Representatives. Among the factors to be considered in determining the initial public offering price will be the Consumers Gas Group's results of operations, the Consumers Gas Group's current financial condition and future prospects, the experience of its management, the industry in general, the general condition of the equity securities market and the price-earnings ratios and market prices of securities of companies considered comparable to the Consumers Gas Group. There can be no assurance that a regular trading market for the shares of Class G Common Stock will develop after the offering or, if developed, that a public trading market can be sustained. There can also be no assurance that the prices at which the Class G Common Stock will sell in the public market after the offering will not be lower than the price at which it is sold by the Underwriters in the offering.

                                 LEGAL OPINIONS


     Opinions as to the legality of the Class G Common Stock will be rendered for CMS Energy by Sidley & Austin, Chicago, Illinois, counsel to CMS Energy, and Denise M. Sturdy, Esq., Assistant General Counsel for CMS Energy. Certain legal matters with respect to the Class G Common Stock will be passed upon by Reid & Priest LLP, New York, New York, counsel for the Underwriters.


                                    EXPERTS


     The consolidated financial statements and schedule of CMS Energy as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994 included or incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                             AVAILABLE INFORMATION


     CMS Energy is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Information, as of particular dates, concerning CMS Energy's directors and officers, their remuneration, the principal holders of CMS Energy's securities and any material interest of such persons in transactions with CMS Energy is disclosed in proxy statements distributed to shareholders of CMS Energy and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. The outstanding CMS Energy Common Stock is, and the Class G Common Stock is expected to be, listed on the NYSE and reports, proxy statements and other information concerning CMS Energy may also be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

                                                                      APPENDIX I

                                    GLOSSARY

     Unless otherwise indicated, page number references are to pages in the body of the Prospectus and the financial statements attached thereto.


TERM                                                                  PAGE WHERE DEFINITION APPEARS
- -------------------------------------------------------------------   -----------------------------
ABATE..............................................................           Page 55
Additional Shares..................................................           Page 30
ALJ................................................................           Page 56
AMT................................................................           Page F-10
ANR................................................................           Page 5
Articles...........................................................           Page 15
Articles of Incorporation..........................................           Page 4
Attorney General...................................................           Page 19
Available Class G Dividend Amount..................................           Page 63
Big Rock...........................................................           Page F-29
Board of Directors.................................................           Page 1
Business Day.......................................................           Page 65
base period........................................................           Page 28
Bcf................................................................           Page 4
calculation date...................................................           Page 63
Certificate of Amendment...........................................           Page 4
Class G Common Stock...............................................           Page 1
Clean Air Act......................................................           Page 56
CMS Energy.........................................................           Page 1
CMS Energy Common Stock............................................           Page 1
CMS Energy Notes...................................................           Page 18
CMS Gas Transmission...............................................           Page 61
CMS Generation.....................................................           Page 53
CMS Holdings.......................................................           Page 55
CMS Midland........................................................           Page F-30
CMS NOMECO.........................................................           Page 52
Commission.........................................................           Page 3
Common Stock.......................................................           Page 11
Consumers..........................................................           Page 1
Consumers Gas Group................................................           Page 1
Consumers Gas Group Notes..........................................           Page 31
Convertible Securities.............................................           Page 64
Court of Appeals...................................................           Page 17
Credit Facility....................................................           Page 26
Detroit Edison.....................................................           Page 57
Disposition........................................................           Page 65
DNR................................................................           Page 39
DOE................................................................           Page 58
DSM................................................................           Page 52
Energy Act.........................................................           Page F-33
Enterprises........................................................           Page 6
EPA................................................................           Page 57
Environmental Response Act.........................................           Page 39
Exchange Act.......................................................           Page 3
FASB...............................................................           Page 58


TERM                                                                   PAGE WHERE DEFINITION APPEARS
- -----                                                                  -----------------------------
FERC...............................................................           Page 4
Fair Market Value..................................................           Page 65
15% Premium........................................................           Page 21
FMLP...............................................................           Page F-29
Gas Distribution Business..........................................           Page 4
Gas Group Fraction.................................................           Page 63
Gas Group Subsidiary...............................................           Page 64
GCR................................................................           Page 37
GPSLP..............................................................           Page 60
GTNs...............................................................           Page 27
GTN Indenture......................................................           Page 26
HYDRA-CO...........................................................           Page 53
Incorporated Documents.............................................           Page 3
Indenture..........................................................           Page 26
ITC................................................................           Page F-10
KW.................................................................           Page 6
kWh................................................................           Page 54
Ludington..........................................................           Page F-32
Mcf................................................................           Page 5
MBCA...............................................................           Page 27
MCV................................................................           Page 4
MCV Bonds..........................................................           Page 61
MCV Facility.......................................................           Page 17
MCV Partnership....................................................           Page 4
MGS................................................................           Page 1
MichCon............................................................           Page 61
MMbtu..............................................................           Page F-44
MMcf/d.............................................................           Page 61
MMCG...............................................................           Page 19
MOAPA..............................................................           Page F-37
Mortgage Indenture.................................................           Page 15
MPSC...............................................................           Page 4
MW.................................................................           Page 17
NGVs...............................................................           Page 6
North Michigan.....................................................           Page 40
Notes..............................................................           Page F-36
NYSE...............................................................           Page 7
NRC................................................................           Page 18
O&M................................................................           Page 44
Offering...........................................................           Page 3
Order 636..........................................................           Page 38
Palisades..........................................................           Page 18
Panhandle..........................................................           Page 5
PCRBs..............................................................           Page F-37
Pension Plan.......................................................           Page F-16
PPA................................................................           Page 17
Preferred Stock....................................................           Page 62
Proxy Capital Structure............................................           Page 17
PSCR...............................................................           Page 17
PUHCA..............................................................           Page 18
Representatives....................................................           Page 72
Retained Interest..................................................           Page 68

TERM                                                                  PAGE WHERE DEFINITION APPEARS
- -------------------------------------------------------------------   -----------------------------
Retained Interest Fraction.........................................           Page 12
Retained Interest Shares...........................................           Page 63
Restricted Payment.................................................           Page 26
Secured Credit Facility............................................           Page 53
Series A Notes.....................................................           Page F-36
Series B Notes.....................................................           Page F-36
SERP...............................................................           Page F-15
Settlement Order...................................................           Page 17
Service............................................................           Page 71
SFAS...............................................................           Page F-9
Substantially all of the properties and assets attributed to the
  Consumers Gas Group..............................................           Page 66
Superfund..........................................................           Page 57
10% Premium........................................................           Page 21
Trunkline..........................................................           Page 5
Underwriters.......................................................           Page 72
Union..............................................................           Page 41
US Court of Appeals................................................           Page 40
Voluntary Employee Beneficiary Association.........................           Page F-15
Walter.............................................................           Page 60

                                                                     APPENDIX II

              CLASS G COMMON STOCK RETAINED INTEREST ILLUSTRATIONS

     The following illustration reflects the calculations of the Retained Interest based on the assumptions set forth herein and using the 60 million authorized shares of the Class G Common Stock, of which 25 million shares have been deemed to represent 100% of the common stockholders' equity of CMS Energy attributable to the Consumers Gas Group, as diagramed below:

                                                              AFTER OFFERING
                BEFORE OFFERING                            (AS DISCUSSED BELOW)
      -----------------------------------           -----------------------------------
      -----------------------------------           -----------------------------------
        35 million Additional Shares                35 million Additional Shares
      -----------------------------------           -----------------------------------
        25 million Retained Interest
           Shares                                   20 million Retained Interest Shares
      -----------------------------------           -----------------------------------
                                                     5 million Outstanding Shares
                                                    -----------------------------------

OFFERING OF CLASS G COMMON STOCK


     - A total of 5 million shares are sold in the Offering. Such shares will be entitled to vote and, in the aggregate, will represent an interest in the earnings and equity of CMS Energy attributable to the Consumers Gas Group equal to the Gas Group Fraction, in this case 20%.


     - The Gas Group Fraction, which represents the fractional interest in the earnings and equity of CMS Energy attributable to the Consumers Gas Group that is held by the holders of the outstanding shares of Class G Common Stock, is equal to the following fraction:

                    Outstanding Shares of Class G Common Stock
                    ------------------------------------------
                Outstanding Shares of + Retained Interest Shares Class G Common Stock

       or in the foregoing case,
                                    5 million
                              ----------------------    = 20%
                              5 million + 20 million

     - The balance of the shares deemed to represent 100% of the CMS Energy common stockholders' equity value attributed to the Consumers Gas Group (25 million minus 5 million, or 20 million) will represent the Retained Interest Shares, which remain attributed to CMS Energy at the conclusion of the Offering. The Retained Interest Shares will not be issued, outstanding or entitled to vote. CMS Energy's Retained Interest in the Consumers Gas Group is equal to one minus the Gas Group Fraction, in this case 80%.
                         1 - 5 million
                     ----------------------  = 80%
                     5 million + 20 million

     - After the Offering, CMS Energy will have 55 million authorized and unissued shares of Class G Common Stock remaining (60 million minus 5 million issued and outstanding). Authorized and unissued shares may be issued without further action by shareholders and would result in the reduction of the percentage equity interest of existing holders and may be issued at prices which could dilute the equity interest of existing shareholders. Issuance of Retained Interest Shares, however, would not dilute earnings per share of the Consumers Gas Group because the number of shares that would be used in the denominator for such calculation would remain the same after any such issue.

     - In addition, with a Gas Group Fraction of 20% (and a Retained Interest of 80%) the financial statements of the Consumers Gas Group are charged in respect of the Retained Interest, with an amount equal to four times (representing the ratio of the 20 million Retained Interest Shares to the 5 million shares outstanding) the aggregate amount of any dividend or other distribution paid on the Class G Common Stock. When for example, a cash dividend of $.20 per share is declared and paid on the 5 million shares of Class G Common Stock outstanding (an aggregate of $1 million), the Consumers Gas Group financial statements are charged, through an adjustment to the cash balance attributable to the Consumers Gas Group, with $4 million in addition to the $1 million dividend (an aggregate of $5 million). Thus, the Consumers Gas Group is treated as having paid a cash dividend on not only the outstanding shares of Class G Common Stock but also on each of the Retained Interest Shares.

     - Any additional shares sold in the Offering to cover over-allotments by the Underwriters will be attributed to the Retained Interest and will increase the Gas Group Fraction and reduce the Retained Interest accordingly.

ADDITIONAL OFFERING OF CLASS G COMMON STOCK

     The following illustrations reflect the sale of 5 million shares of Class G Common Stock subsequent to the Offering.

     A. Additional Offering of Shares other than Retained Interest Shares

          All such shares are identified as representing an additional equity interest in the Consumers Gas Group, with the net proceeds reflected in the financial statements of the Consumers Gas Group. Such shares may be issued at prices which dilute the equity interest of the holders of the outstanding shares.

        Shares previously issued and outstanding..........................     5 million
        Newly issued shares...............................................     5 million
                                                                              ----------
        Total issued and outstanding after the second offering............    10 million
                                                                              ==========

     - CMS Energy would have 50 million authorized and unissued shares of Class G Common Stock remaining (60 million minus 10 million issued and outstanding), 20 million of which would be Retained Interest Shares.

     - The total issued and outstanding shares (10 million) would in the aggregate represent a Gas Group Fraction of 33.3%, calculated as follows:

                                    10 million

                             ------------------------  =  33.3%
                             10 million + 20 million

          The 20 million Retained Interest Shares would accordingly represent an interest of 66.7% in such earnings and equity.

     - In this case, the financial statements of the Consumers Gas Group would be charged, with an amount equal to two times (representing the ratio of the 20 million Retained Interest Shares to the 10 million shares outstanding) the aggregate amount of any dividend or other distribution paid on the Class G Common Stock. The Consumers Gas Group therefore would be treated as having paid a dividend or other distribution on not only the outstanding shares of Class G Common Stock but also on each of the Retained Interest Shares.

     B. Additional Offering From the Retained Interest Shares

          All of such shares are identified as Retained Interest Shares, with none of the net proceeds being reflected in the financial statements of the Consumers Gas Group.

        Shares previously issued and outstanding..........................     5 million
        Newly issued shares...............................................     5 million
                                                                              ----------
        Total issued and outstanding after the second offering............    10 million
                                                                              ==========

     - CMS Energy would have 50 million authorized and unissued shares of Class G Common Stock remaining (60 million minus 10 million issued and outstanding), 15 million of which would be Retained Interest Shares.

     - The total issued and outstanding shares (10 million) would in the aggregate represent a Gas Group Fraction of 40%, calculated as follows:

                                10 million
                           -----------------------  = 40%
                           10 million + 15 million

     - The remaining 15 million Retained Interest Shares would accordingly represent an interest of 60% in such earnings and equity.

     - Even if CMS Energy issues all shares deemed to represent the Retained Interest Shares at a particular point in time (and the Gas Group Fraction accordingly would become 100%), CMS Energy could still attribute assets and property to the Consumers Gas Group which would increase above zero the Retained Interest Shares and would accordingly reduce the Gas Group Fraction. See "Attribution of Assets between CMS Energy and Consumers Gas Group -- Attribution of Additional Assets, Including Equity Infusions, from CMS Energy to Consumers Gas Group."

ATTRIBUTION OF NET ASSETS BETWEEN CMS ENERGY AND CONSUMERS GAS GROUP

     The following illustrations reflect equity infusions resulting from the assumed attribution (whether contributed or deemed to have been contributed by a regulatory agency and required by such agency to be accounted for as such), after the assumed initial issuance of 5 million shares of Class G Common Stock attributable to the Retained Interest, of $100 million of net assets (consisting of $150 million of assets and $50 million of liabilities related thereto) on a date on which the Fair Market Value of a share of Class G Common Stock is $25 per share.

     A. Attribution of Additional Net Assets from CMS Energy to Consumers Gas Group

          Assume the attribution of net assets by CMS Energy to the Consumers Gas Group.

        Shares previously issued and outstanding...........................    5 million
        Newly issued shares................................................            0
                                                                               ---------
        Total issued and outstanding after attribution.....................    5 million
                                                                               =========

     - The Retained Interest Shares would be increased to reflect the attribution of net assets to the Consumers Gas Group by the number equal to the value of the net assets allocated ($100 million) divided by the Fair Market Value of a share of Class G Common Stock at that time ($25), or 4 million shares.

        Retained Interest Shares prior to attribution.....................    20 million
        Increase to reflect attribution to Consumers Gas Group............     4 million
                                                                              ----------
        Retained Interest Shares after attribution........................    24 million
                                                                              ==========

     - As a result, the total issued and outstanding shares (5 million) would in the aggregate represent a Gas Group Fraction of 17.2%, calculated as follows:
                                   5 million
                             ----------------------   = 17.2%
                             5 million + 24 million

     The Retained Interest as a percentage would accordingly be increased to 82.8%.

     - CMS Energy would have 55 million authorized and unissued shares of Class G Common Stock (60 million minus 5 million issued and outstanding).

     B. Attribution of Net Assets from Consumers Gas Group to CMS Energy

          Assume the attribution of net assets attributed to the Consumers Gas Group to CMS Energy

        Shares Previously issued and outstanding...........................   5 million
        Newly Issued Shares................................................   0
                                                                              ---------
        Total issued and outstanding after attribution.....................   5 million
                                                                              =========

     - The Retained Interest Shares would be decreased to reflect the attribution by CMS Energy of net assets attributed to the Consumers Gas Group to CMS Energy by the number equal to the value of the net assets attributed ($100 million) divided by the Fair Market Value of a share of Class G Common Stock at that time ($25), or 4 million shares.


        Retained Interest Shares prior to attribution.....................    20 million
        Decrease to reflect attribution to CMS Energy.....................    -4 million
                                                                              ----------
        Retained Interest Shares after attribution........................    16 million
                                                                              ==========


     - As a result, the total issued and outstanding shares (5 million) would in the aggregate represent a Gas Group Fraction of 23.8%, calculated as follows:
                                    5 million
                             -----------------------  = 23.8%
                             5 million + 16 million

     The Retained Interest as a percentage would accordingly decrease to 76.2%.

     - CMS Energy would have 55 million authorized and unissued shares of Class G Common Stock (60 million minus 5 million issued and outstanding).

REPURCHASES OF CLASS G COMMON STOCK

     The following illustrations reflect an assumed repurchase of 3 million shares of Class G Common Stock after the assumed initial issuance of 5 million shares of Class G Common Stock.

     A. Repurchase With Assets Not Attributed to the Consumers Gas Group

          All of such shares are identified as repurchased with assets not attributed to the Consumers Gas Group, with no charge to the financial statements of the Consumers Gas Group for the consideration paid for such shares, resulting in an increase in CMS Energy's Retained Interest in the Consumers Gas Group.


        Shares previously issued and outstanding..........................     5 million
        Shares repurchased with assets not attributed to
          the Consumers Gas Group.........................................    -3 million
                                                                               ---------
        Total issued and outstanding after repurchase.....................     2 million
                                                                               =========


     - The Retained Interest Shares would be increased by the number of shares of Class G Common Stock repurchased as noted above.

        Retained Interest Shares prior to repurchase......................    20 million
        Number of shares repurchased with assets not attributed to the
          Consumers Gas Group.............................................     3 million
                                                                              ----------
        Number of Retained Interest Shares after repurchase...............    23 million
                                                                              ==========

     - As a result, the total issued and outstanding shares (2 million) would in the aggregate represent a Gas Group Fraction of 8%, calculated as follows:
                                     2 million
                               ---------------------- = 8%
                               2 million + 23 million

     The Retained Interest as a percentage would accordingly be increased to 92%.

     - The shares repurchased would no longer be outstanding or entitled to vote and thereafter CMS Energy would have 58 million authorized and unissued shares of Class G Common Stock (60 million minus 2 million issued and outstanding).

     B. Repurchase With Assets Attributed to the Consumers Gas Group

          Assume all of such shares are identified as repurchased with assets attributed to the Consumers Gas Group, with the financial statements of the Consumers Gas Group being charged entirely with the consideration paid for such shares.

        Shares previously issued and outstanding..........................     5 million
        Shares repurchased with assets attributed to the Consumers Gas
          Group...........................................................    -3 million
                                                                             -----------
        Total issued and outstanding after repurchase.....................     2 million
                                                                             ===========

     - The Retained Interest Shares (20 million) would remain unchanged.

     - As a result, the total issued and outstanding shares (2 million) would in the aggregate represent a Gas Group Fraction of 9.1%, calculated as follows:
                                   2 million
                              ---------------------- = 9.1%
                              2 million + 20 million

     The Retained Interest as a percentage would accordingly be increased to 90.9%.

     - The shares repurchased would no longer be outstanding or entitled to vote and thereafter CMS Energy would have 58 million authorized and unissued shares of Class G Common Stock (60 million minus 2 million issued and outstanding).

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants.............................................    F-3
Consumers Gas Group Statements of Income.............................................    F-4
Consumers Gas Group Statements of Cash Flows.........................................    F-5
Consumers Gas Group Balance Sheets...................................................    F-6
Consumers Gas Group Notes to Financial Statements....................................    F-7
Report of Independent Public Accountants.............................................   F-21
CMS Energy Consolidated Statements of Income.........................................   F-22
CMS Energy Consolidated Statements of Cash Flows.....................................   F-23
CMS Energy Consolidated Balance Sheets...............................................   F-24
CMS Energy Consolidated Statements of Long-Term Debt.................................   F-25
CMS Energy Consolidated Statements of Preferred Stock................................   F-26
CMS Energy Consolidated Statements of Common Stockholders' Equity....................   F-27
CMS Energy Notes to Consolidated Financial Statements................................   F-28


                            ------------------------

                EXPLANATORY NOTE REGARDING FINANCIAL INFORMATION

     Effective upon completion of the Offering, CMS Energy will have outstanding two classes of Common Stock: Class G Common Stock, which is intended to reflect the performance of the Consumers Gas Group; and CMS Energy Common Stock, which is intended to reflect the performance of CMS Energy (which will also reflect the performance of the Consumers Gas Group to the extent of the Retained Interest).

     Although the financial statements of the Consumers Gas Group will separately report the assets, liabilities (including contingent liabilities) and shareholders' equity of CMS Energy attributed to the Consumers Gas Group, such attribution will not affect CMS Energy's legal title to such assets or responsibility for such liabilities. Holders of Class G Common Stock will be, and holders of CMS Energy Common Stock are, shareholders of CMS Energy, which continues to be responsible for all of its liabilities. Financial results arising from the business of CMS Energy (including its Retained Interest in the Consumers Gas Group) or from the business of the Consumers Gas Group could affect the market price of both classes of Common Stock. In addition, any net losses of CMS Energy or the Consumers Gas Group, and dividends or distributions on, or repurchases of, either class of Common Stock will reduce the assets of CMS Energy legally available for payment of dividends on both classes of Common Stock. Accordingly, CMS Energy's consolidated financial information should be read in conjunction with the Consumers Gas Group's financial information.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CMS Energy Corporation:


     We have audited the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Power Company ("Consumers") and its wholly-owned subsidiary, Michigan Gas Storage Company) as of December 31, 1994 and 1993, and the related statements of income, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the management of CMS Energy Corporation, the parent of Consumers. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consumers Gas Group as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.



                              Arthur Andersen LLP


Detroit, Michigan

January 31, 1995


(except with respect to certain matters discussed in


Notes 2 and 6 to the financial statements, as to which the date is March 21,
1995)

                              CONSUMERS GAS GROUP



                              STATEMENTS OF INCOME



                                                                     YEARS ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                   1994        1993        1992
                                                                  ------      ------      ------
                                                                          (IN MILLIONS)
OPERATING REVENUE..............................................   $1,151      $1,160      $1,126
                                                                  ------      ------      ------
OPERATING EXPENSES
  Operation
     Cost of gas sold..........................................      662         678         673
     Other.....................................................      185         171         177
                                                                  ------      ------      ------
       Total operation.........................................      847         849         850
  Maintenance..................................................       39          38          37
  Depreciation, depletion and amortization.....................       76          73          76
  General taxes................................................       54          54          54
                                                                  ------      ------      ------
       Total operating expenses................................    1,016       1,014       1,017
                                                                  ------      ------      ------
PRETAX OPERATING INCOME........................................      135         146         109
INCOME TAXES...................................................       41          39          35
                                                                  ------      ------      ------
NET OPERATING INCOME...........................................       94         107          74
                                                                  ------      ------      ------
OTHER INCOME (DEDUCTIONS)......................................       (2)         (2)         (3)
                                                                  ------      ------      ------
FIXED CHARGES
  Interest on long-term debt...................................       29          31          28
  Other interest...............................................        5           7           1
  Capitalized interest.........................................       --          (1)         --
  Preferred dividends..........................................        5           2           2
                                                                  ------      ------      ------
       Net fixed charges.......................................       39          39          31
                                                                  ------      ------      ------
NET INCOME.....................................................   $   53      $   66      $   40
                                                                  ======      ======      ======


The accompanying notes are an integral part of these statements.

                              CONSUMERS GAS GROUP


                            STATEMENTS OF CASH FLOWS



                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                                        1994     1993     1992
                                                                        -----    -----    -----
                                                                             (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...........................................................   $  53    $  66    $  40
  Adjustments to reconcile net income to net cash provided by operating activities
     Depreciation, depletion and amortization........................      76       73       76
     Capital lease and other amortization............................       4        5        8
     Deferred income taxes and investment tax credit.................       4        4       (4)
     Changes in other assets and liabilities (Note 12)...............      18      (68)     (14)
                                                                        -----    -----    -----
          Net cash provided by operating activities..................     155       80      106
                                                                        -----    -----    -----
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures (excludes assets placed under capital leases)
  (Note 12)..........................................................    (129)    (153)    (107)
Other................................................................      (6)      (6)       3
                                                                        -----    -----    -----
          Net cash used in investing activities......................    (135)    (159)    (104)
                                                                        -----    -----    -----
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank loans..............................................    (109)      --       --
Payment of common stock dividends....................................     (46)     (47)      --
Retirement of bonds and other long-term debt.........................     (35)    (121)      --
Payment of capital lease obligations.................................      (4)      (5)      (8)
Proceeds from bank loans.............................................      92        2       25
Proceeds from preferred stock........................................      42       --       --
Contribution from stockholder........................................      22       --       --
Increase (decrease) in notes payable, net............................      18       86      (52)
Proceeds from bonds..................................................      --      155       38
                                                                        -----    -----    -----
          Net cash provided by (used in) financing activities........     (20)      70        3
                                                                        -----    -----    -----
NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS.......      --       (9)       5
Cash and temporary cash investments
  Beginning of period................................................       4       13        8
                                                                        -----    -----    -----
  End of period......................................................   $   4    $   4    $  13
                                                                        =====    =====    =====


The accompanying notes are an integral part of these statements.

                              CONSUMERS GAS GROUP



                                 BALANCE SHEETS



                                                                                           DECEMBER 31,
                                                                                         ----------------
                                                                                          1994      1993
                                                                                         ------    ------
                                                                                          (IN MILLIONS)
                                        ASSETS
PLANT AND PROPERTY (AT COST)
  Plant...............................................................................   $2,064    $1,939
  Less accumulated depreciation, depletion and amortization...........................    1,117     1,061
                                                                                         ------    ------
                                                                                            947       878
  Construction work-in-progress.......................................................       47        53
                                                                                         ------    ------
                                                                                            994       931
                                                                                         ------    ------
CURRENT ASSETS
  Cash and temporary cash investments at cost, which approximates market..............        4         4
  Accounts receivable and accrued revenues, less allowances of $2 in 1994 and 1993
    (Note 5)..........................................................................       51        79
  Inventories at average cost
    Gas in underground storage........................................................      235       228
    Materials and supplies............................................................        9        10
  Trunkline settlement (Note 3).......................................................       30        31
  Deferred income taxes (Note 4)......................................................       16         9
  Prepayments and other...............................................................       48        57
                                                                                         ------    ------
                                                                                            393       418
                                                                                         ------    ------
NON-CURRENT ASSETS
  Postretirement benefits (Note 9)....................................................      158       159
  Trunkline settlement (Note 3).......................................................       55        86
  Deferred income taxes (Note 4)......................................................        3         3
  Other...............................................................................       70        31
                                                                                         ------    ------
                                                                                            286       279
                                                                                         ------    ------
TOTAL ASSETS..........................................................................   $1,673    $1,628
                                                                                         ======    ======
                   STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION (NOTE 6)
  Common stockholders' equity.........................................................   $  317    $  288
  Preferred stock.....................................................................       78        36
  Long-term debt......................................................................      398       376
  Non-current portion of capital leases...............................................       18        18
                                                                                         ------    ------
                                                                                            811       718
                                                                                         ------    ------
CURRENT LIABILITIES
  Current portion of long-term debt and capital leases................................       13        82
  Notes payable.......................................................................      127       109
  Accounts payable....................................................................       68        67
  Accrued refunds.....................................................................       20        20
  Trunkline settlement (Note 3).......................................................       30        30
  Accrued taxes.......................................................................       55        62
  Accrued interest....................................................................        8         9
  Other...............................................................................       68        70
                                                                                         ------    ------
                                                                                            389       449
                                                                                         ------    ------
NON-CURRENT LIABILITIES
  Postretirement benefits (Note 9)....................................................      172       171
  Regulatory liabilities for income taxes, net (Note 4)...............................      144       131
  Trunkline settlement (Note 3).......................................................       55        86
  Deferred investment tax credits.....................................................       30        32
  Other...............................................................................       72        41
                                                                                         ------    ------
                                                                                            473       461
                                                                                         ------    ------
  Commitments and Contingencies (Notes 2, 3 and 11)
TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES........................................   $1,673    $1,628
                                                                                         ======    ======


The accompanying notes are an integral part of these statements.

                              CONSUMERS GAS GROUP



                         NOTES TO FINANCIAL STATEMENTS



1: CORPORATE STRUCTURE



     CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: 1) oil and gas exploration and production, 2) development and operation of independent power production facilities, 3) gas marketing services to utility, commercial and industrial customers and 4) storage and transmission of natural gas.



     On January 1, 1995, Consumers was internally reorganized into separate electric utility and gas utility strategic business units. The restructuring, while not affecting Consumers' or CMS Energy's consolidated financial statements or corporate legal form, is designed to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. Management believes that the strategic business unit structure will allow each unit to focus more on its own profitability and growth potential, and will, in the long term, allow Consumers to be more competitive.



2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS



     Basis of Presentation: On March 21, 1995, CMS Energy received shareholders' approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy. This new class of Common Stock, designated Class G Common Stock, is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and MGS (such businesses, collectively, will be attributed to the Consumers Gas Group). The existing CMS Energy Common Stock will continue to be outstanding and is intended to reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock.



     The net proceeds of the Offering will be invested in the businesses of CMS Energy and used for its general corporate purposes. Such net proceeds will be used initially to repay a portion of the debt of CMS Energy (none of which is attributable to the Consumers Gas Group). Additional authorized shares of Class G Common Stock could be offered by CMS Energy in the future at the discretion of the Board of Directors.



     Consumers is a regulated utility. Accordingly, the majority of the accounting allocation policies described within these notes have a long-standing basis and have historically been used in proceedings conducted before the MPSC. The financial statements for the Consumers Gas Group have been prepared based upon consistent methods that management believes are reasonable and appropriate to reflect its financial position, results of operations and cash flows. Where appropriate, the financial statements reflect the assets, liabilities, revenues and expenses directly related to the Consumers Gas Group. However, in instances where common accounts (containing both electric and gas activities) were not readily attributable to a single business segment, management allocated to the Consumers Gas Group's financial statements based on certain measures of business activities, such as gas revenues, salaries, other O&M expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes the attributions are reasonable.



     Although the financial statements of Consumers Gas Group separately report the assets, liabilities and stockholders' equity, legal title to such assets and the responsibility for such liabilities are not separately identifiable to a specific class of Common Stock. Therefore, the creditors of CMS Energy are unaffected by the implementation of the Consumers Gas Group, because all assets of the corporation remain available to satisfy all liabilities. The holders of CMS Energy Common Stock and the Class G Common Stock will be subject to all risks associated with investments in CMS Energy. Holders of Class G Common Stock have no

                              CONSUMERS GAS GROUP
direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy. Accordingly, CMS Energy's consolidated financial statements and related notes should be read in conjunction with these financial statements.



     Principles Applied in Financial Statements: The financial statements of the Consumers Gas Group incorporate Consumers' natural gas utility business and the related business of MGS. The Consumers Gas Group and the remaining business segments of CMS Energy comprise all of the accounts included in the consolidated financial statements of CMS Energy.


     The financial statements of Consumers Gas Group were prepared in accordance with generally accepted accounting principles on a consistent basis. Any future changes in accounting policy not mandated by appropriate authorities must be, in management's opinion, preferable to the policy in place and must be disclosed in accordance with generally accepted accounting principles.


     For presentation purposes, all material transactions between companies within the Consumers Gas Group have been eliminated.



     Dividend Policy: Dividends on the Class G Common Stock will be paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends will be payable out of the lesser of (i) the assets of CMS Energy legally available therefor and (ii) the Available Class G Dividend Amount.



     Dividends with respect to the Class G Common Stock are expected to be paid commensurate with dividend practices of comparable publicly-held local natural gas distribution companies generally. Management believes that such practices currently are to pay out from 70% to 85% of annual earnings available for dividends on common stock.



     CMS Energy, in the sole discretion of its Board of Directors, could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock shall not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.


     In making its dividend decisions with respect to the Class G Common Stock, the Board of Directors will rely on the financial statements of the Consumers Gas Group, as well as, to a lesser extent, the consolidated financial statements of CMS Energy. The method of calculating earnings per share for the Class G Common Stock reflects the intent of the Board of Directors that the separately reported assets and earnings of the Consumers Gas Group are to be the source for payment of, and the basis for determining, dividends to be paid on the Class G Common Stock, although liquidation rights of the Class G Common Stock and legally available assets of CMS Energy are based on different factors.


     Earnings Per Share: Earnings available to Class G Common Stock on a per share basis will be determined based on the separately calculated earnings of the Consumers Gas Group.


     Earnings per share are omitted from the historic statements of earnings since the Class G Common Stock was not part of the equity structure of CMS Energy and the Articles of Incorporation had not been amended to allow for the issuance of the Class G Common Stock for the periods presented.


     Gas Inventory: Consumers uses the weighted average cost method for valuing working gas inventory. Cushion gas, which is gas stored to maintain reservoir pressure for recovery of working gas, is recorded in the

                              CONSUMERS GAS GROUP
appropriate gas utility plant account. Consumers Gas Group maintains gas inventory in its underground storage facilities.



     Maintenance, Depreciation and Depletion: Property repairs and minor property replacements are charged to maintenance expense. Depreciable property retired or sold plus cost of removal (net of salvage credits) is charged to accumulated depreciation. Consumers bases depreciation provisions for gas utility plant on straight-line and units-of-production rates approved by the MPSC. The composite rate for gas plant was 4.2% for 1994, 4.4% for 1993 and 4.3% for 1992.



     New Accounting Standards: In December 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties, effective for 1995 year-end financial statements. Consumers Gas Group does not believe that it will be significantly affected by the statement, which requires disclosures about the nature of a company's operations and the use of estimates in financial statements. For other recent accounting standards regarding financial instruments, see Note 7.



     Related-Party Transactions: The Consumers Gas Group sold, stored and transported natural gas and provided other services to the MCV Partnership totaling approximately $13 million for 1994 and $14 million for 1993 and 1992. Consumers purchases a portion of its gas from an affiliate, CMS NOMECO. The amounts of purchases for the years ended 1994, 1993 and 1992 were $1 million, $3 million and $3 million, respectively.



     Any future transactions between Consumers Gas Group and the remaining segments of CMS Energy will be on terms comparable to arm's length transactions in accordance with generally accepted accounting principles. (See Note 4 for income tax policy). Other related-party transactions are immaterial.



     Revenue and Fuel Costs: Consumers accrues revenue for gas used by its customers but not billed at the end of an accounting period. It also accrues or reduces revenue for any underrecovery or overrecovery of natural gas costs by establishing a corresponding asset or liability until it bills these unrecovered costs or refunds the excess recoveries to customers following reconciliation hearings conducted before the MPSC.



     Utility Regulation: Consumers' gas operations and MGS are regulated by the MPSC and FERC, respectively. Accordingly, Consumers Gas Group accounts for the effects of gas regulation under Statement of Financial Accounting Standards ("SFAS") 71, Accounting for the Effects of Certain Types of Regulation. As a result, the actions of regulators affect when revenues, expenses, assets and liabilities are recognized. Consumers Gas Group's regulatory assets and liabilities are described in Note 13.



     Other: For significant accounting policies regarding income taxes, see Note 4; for pensions and other postretirement benefits, see Note 9; and for cash equivalents, see Note 12.



3: RATE MATTERS



     Gas Rates: In July 1994, the MPSC approved an agreement previously reached between the MPSC staff and Consumers, to charge $10 million of costs for postretirement benefits against 1994 earnings. The agreement was reached in response to a claim that gas utility business earnings for 1993 were excessive. This charge against earnings partially offsets savings related to reduced state property taxes. The agreement also provides for an additional $4 million of postretirement benefit costs to be charged against 1995 earnings instead of being deferred. As part of the agreement, Consumers filed a gas rate case in December 1994. Consumers requested an increase in its gas rates of $21 million annually. The request, among other things, incorporates cost increases, including costs for postretirement benefits and costs related to Consumers' former manufactured gas plant sites. Consumers requested that the MPSC authorize a 13% rate of return on equity, instead of the currently authorized rate of 13.25%. Consumers expects an MPSC decision in early 1996. Consumers' most recent rate filing for its electric utility business resulted in an approved rate of return on equity of 11.75%.

                              CONSUMERS GAS GROUP

     In gas rate cases the MPSC determines, among other things, an appropriate capital structure, including equity, for the Gas Distribution Business and approves a rate of return on such equity. Because the Gas Distribution Business is part of Consumers, it does not have its own capital structure. Accordingly, in the most recent gas rate case before the MPSC relating to the Gas Distribution Business, the MPSC utilized a Proxy Capital Structure. It is possible that in future gas rate cases, the MPSC may use another methodology to determine the equity used for rate making purposes for the Consumers Gas Group or otherwise select a methodology different than the Proxy Capital Structure. The capital structure employed for ratemaking purposes directly affects the overall rate of return of a rate regulated enterprise.


     GCR Issues: In 1993, the MPSC provided that the price payable to certain intrastate gas producers by Consumers be reduced prospectively. As a result, Consumers was not allowed to recover $13 million of costs incurred prior to February 1993. Consumers previously had accrued a loss in excess of the disallowed amount. Future disallowances are not anticipated, unless appeals filed by the intrastate producers are successful.



     In 1992, the FERC approved a settlement involving Consumers, Trunkline and certain other parties, which resolved numerous claims and proceedings concerning Trunkline liquified natural gas costs. The settlement represents significant gas cost savings for Consumers and its customers in future years. In 1992, Consumers recorded a liability and regulatory asset for the principal amount of payments due Trunkline. In 1993, the MPSC approved a separate settlement agreement providing full recovery of the liability over a five-year period. At December 31, 1994, the remaining liability and regulatory asset were $85 million.


     Estimated losses for certain contingencies discussed in this note have been accrued. Resolution of these contingencies is not expected to have a material impact on the financial position or results of operations of the Consumers Gas Group.


4: INCOME TAXES



     CMS Energy and its subsidiaries (including Consumers) file a consolidated federal income tax return. Income taxes are generally allocated based on each subsidiary's separate taxable income. CMS Energy and Consumers practice full deferred tax accounting for temporary differences.



     CMS Energy uses investment tax credit ("ITC") to reduce current income taxes payable and defers and amortizes ITC over the life of the related property. Any alternative minimum tax ("AMT") paid generally becomes a tax credit that can be carried forward indefinitely to reduce regular tax liabilities in future periods when regular taxes paid exceed the tax calculated for AMT.



     The Consumers Gas Group is included in the consolidated federal income tax return filed by CMS Energy. The financial statement provision and actual cash tax payments have been reflected in the Consumers Gas Group's financial statements in accordance with CMS Energy's tax allocation policy. The financial statement amounts reflect management's estimate of the separate taxable income of the segment, the effect of deferred tax accounting for temporary differences that arise, the amortization of ITC over the life of the related property included within the Consumers Gas Group and any AMT credit carryforwards that can be carried forward indefinitely to reduce regular tax liabilities in future periods related to the Consumers Gas Group. Tax settlements at Consumers Gas Group are consistent with settlements of CMS Energy's consolidated returns and are generally settled in the year, or in the year following the year in which such amounts are accrued.

                              CONSUMERS GAS GROUP

     The significant components of income tax expense (benefit) for the Consumers Gas Group consisted of:



                                                                  YEARS ENDED DECEMBER 31,
                                                                  ------------------------
                                                                  1994      1993      1992
                                                                  ----      ----      ----
                                                                       (IN MILLIONS)
        Current federal income taxes..........................    $37       $34       $38
        Deferred income taxes.................................      6         6        (2)
        Deferred ITC, net.....................................     (2)       (2)       (2)
                                                                  ----      ----      ----
                                                                  $41       $38       $34
                                                                  ====      ====      ====
        Operating.............................................    $41       $39       $35
        Other.................................................     --        (1)       (1)
                                                                  ----      ----      ----
                                                                  $41       $38       $34
                                                                  ====      ====      ====



     The principal components of deferred tax assets (liabilities) recognized in the balance sheet for the Consumers Gas Group are as follows:



                                                                         DECEMBER 31,
                                                                       ----------------
                                                                       1994       1993
                                                                       -----      -----
                                                                        (IN MILLIONS)
        Property....................................................   $ (54)     $ (53)
        Postretirement benefits (Note 9)............................     (58)       (58)
        Employee benefit obligations (includes postretirement
          benefits of $56 and $58 (Note 9)..........................      68         67
        Regulatory liability for income taxes.......................      50         47
        Other.......................................................      13          9
                                                                       -----      -----
                                                                       $  19      $  12
                                                                       =====      =====
        Gross deferred tax liabilities..............................   $(235)     $(232)
        Gross deferred tax assets...................................     254        244
                                                                       -----      -----
                                                                       $  19      $  12
                                                                       =====      =====



     The actual income tax expense for Consumers Gas Group differs from the amount computed by applying the statutory federal tax rate to income before income taxes as follows:



                                                                 YEARS ENDED DECEMBER 31,

                                                                -----------------------
                                                                1994     1993     1992
                                                                -----    -----    -----
                                                                     (IN MILLIONS)
        Net income before preferred dividends................   $  58    $  68    $  42
        Income tax expense...................................      41       38       34
                                                                -----    -----    -----
                                                                   99      106       76
        Statutory federal income tax rate....................    X 35%    X 35%    X 34%
                                                                -----    -----    -----
        Expected income tax expense..........................      35       37       26
        Increase (decrease) in taxes from:
          Differences in book and tax depreciation not
             previously deferred.............................       8        7        7
          ITC amortization and utilization...................      (2)      (2)      (2)
          Other, net.........................................      --       (4)       3
                                                                -----    -----    -----
                                                                $  41    $  38    $  34
                                                                ======   ======   ======

                              CONSUMERS GAS GROUP

5: SHORT-TERM FINANCINGS



     In 1994, the FERC granted Consumers' request for authorization to issue or guarantee up to $900 million of short-term debt through December 31, 1996. Consumers has an unsecured $470 million facility and unsecured, committed lines of credit aggregating $185 million that are used to finance seasonal working capital requirements. At December 31, 1994, $170 million and $166 million were outstanding under these facilities at weighted average interest rates of 6.3% and 7.3%, respectively. Consumers has an established $500 million trade receivables purchase and sale program. At December 31, 1994 and 1993, receivables sold under the agreement totaled $275 million and $285 million, respectively.



     Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to the Consumers Gas Group at December 31, 1994 and 1993, is estimated by management to be $111 million and $124 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributed to Consumers Gas Group reflect the high utilization of short-term borrowing to finance the purchase of gas for storage in the summer and fall periods. Management believes these allocations to be reasonable. The potential change in CMS Energy's capital structure (see Notes 2 and 6) will not affect Consumers' responsibility for its total liabilities.



6: CAPITALIZATION


  CMS ENERGY


     Capital Stock: The Articles of Incorporation currently permit CMS Energy to issue up to 250 million shares of common stock at $.01 par value and up to 5 million shares of preferred stock at $.01 par value. Under the Credit Facility and the Indentures pursuant to which the GTNs are issued, which currently contain CMS Energy's most restrictive dividend covenants, CMS Energy is permitted to pay, as dividends on its common stock, an amount not to exceed the total of its net income, as defined in the Indentures, and any proceeds received from the issuance or sale of common stock as defined in the agreements and $120 million, provided there exists no event of default under the terms of the Credit Facility or GTNs. The same formula applies to limit repurchase or reacquisition of CMS Energy Common Stock. On March 21, 1995, CMS Energy received shareholder approval to amend its Articles of Incorporation and authorize a new class of common stock of CMS Energy (see Note 2). This amendment would provide for the number of authorized shares of capital stock to increase from 255 million to 320 million shares consisting of 250 million shares of CMS Energy Common Stock, par value $.01 per share, 60 million shares of Class G Common Stock, no par value, and 10 million shares of Preferred Stock, par value $.01 per share. This amendment would not become effective until a Certificate of Amendment is filed with the Michigan Department of Commerce. Such Certificate will be filed immediately prior to the Offering or issuance of more than 5 million shares of Preferred Stock.


     The holders of any outstanding Class G Common Stock will vote with the holders of CMS Energy Common Stock as a single class, except on matters which would be required by law or the Articles of Incorporation to be voted on by class. The Class G Common Stock will have one vote per share.

     CMS Energy may exchange the Class G Common Stock for a proportionate number of shares of a subsidiary that holds all the assets and liabilities attributed to the Consumers Gas Group, and no other assets and liabilities.

     If CMS Energy transfers all or substantially all of the properties and assets attributed to the Consumers Gas Group, CMS Energy is required, subject to certain exceptions and conditions, to exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 110% of the Fair Market Value of one share of Class G Common Stock.

                              CONSUMERS GAS GROUP

     CMS Energy also could, in the sole discretion of the Board of Directors, at any time, exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock.

     In the event of the liquidation of CMS Energy, each outstanding share of Class G Common Stock will be entitled to a share of the assets remaining for distribution to holders of Common Stock equal of the amount of such assets divided by the total number of shares of CMS Energy Common Stock and Class G Common Stock then outstanding.

     CMS Energy as parent holding company, is paid dividends from its principal subsidiaries, primarily Consumers. The ability of CMS Energy to pay dividends on its Common Stock will depend substantially upon timely receipt of sufficient dividends or other distributions from Consumers, its principal subsidiary. Consumers' ability to pay dividends on its common stock depends upon the revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon its ability to secure timely and appropriate relief from the MPSC. There is no fixed relationship, on a per share or aggregate basis, between the dividends that may be paid by CMS Energy to holders of its Class G Common Stock and the cash dividends or other amounts that may be paid by Consumers to CMS Energy.

  CONSUMERS


     Capital Stock and Other Paid-in-Capital: During 1994, Consumers issued and sold 8 million shares of Class A Preferred Stock (cumulative, without par value) with an annual dividend of $2.08. Net proceeds to Consumers were $193 million. The stock is redeemable at the option of Consumers, on or after April 1, 1999, at a redemption price of $25 per share plus accrued dividends. Consumers Gas Group's attributed portion of the net proceeds totaled $42 million and has been reflected in the financial statements. Management allocated the preferred stock based on the ratio of gas utility net assets (including common assets attributed to the gas utility segment) to total Consumers' assets. At December 31, 1992, Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital.



     The portion of Consumers' common dividends attributed to the Consumers Gas Group for 1994, 1993 and 1992 has been reflected in the financial statements. Following the March 1995 approval of the Class G Common Stock proposal, subsequent financial statements of Consumers Gas Group will reflect dividends paid to the Class G Common Stock shareholders and dividends attributable to the Retained Interest held by CMS Energy.



     In 1994, Consumers received a $100 million equity investment from CMS Energy. The investment was consistent with CMS Energy's plan to improve Consumers' capital structure and was recognized and included in the capitalization structure employed by the MPSC as part of Consumers' most recent electric rate order. Consumers Gas Group's attributed portion of the equity investment totaled $22 million and has been reflected in the financial statements.



     Long-Term Debt: Consumers generally manages its long-term debt on a centralized consolidated basis. The financial statements of Consumers Gas Group reflect the attributed debt and related interest charges for the periods presented. Management allocated these amounts based on the ratio of gas utility net assets (including common assets attributed to the gas utility segment) to total Consumers' assets. Management believes these measurements are reasonable. The change in CMS Energy's capitalization structure will not affect Consumers' responsibility for its total liabilities.



     Consumers secures its first mortgage bonds by a mortgage and lien on substantially all of its property. Consumers' ability to issue and sell securities is restricted by certain provisions in its Mortgage Indenture, Articles and the need for regulatory approvals in compliance with appropriate state and federal law. In the first quarter of 1994, Consumers redeemed first mortgage bonds totaling $101 million. These redemptions

                              CONSUMERS GAS GROUP
completed Consumers' commitment to the MPSC, under a 1993 financing order to refinance certain long-term debt.



     In 1994, subsequent to MPSC authorization, Consumers entered into a new $400 million unsecured, variable rate, five-year term loan and subsequently used the proceeds to refinance its then existing long-term, variable rate, credit agreement and to reduce short-term borrowings. At December 31, 1994, the new loan carried a weighted average interest rate of 6.5%. In 1993, Consumers entered into an interest rate swap agreement, exchanging variable-rate interest for a fixed-rate interest of 5.2% on $250 million of its long-term bank debt. The swap agreement hedges the variable rate exposure associated with Consumers' long-term bank debt and had the effect of increasing the weighted average interest rate to 5.3% from 5.0% for the 12-month period ended December 31, 1994. The current swap agreement began to decrease in February 1995 and will terminate by May 1996. In February 1995, Consumers entered into another hedging agreement for $100 million to reduce its exposure to variable rate interest associated with its long-term bank debt.



7: FINANCIAL INSTRUMENTS



     The carrying amounts of cash, short-term investments and current liabilities approximate their fair values due to their short-term nature. The estimated fair values of long-term investments are based on quoted market prices or, in the absence of specific market prices, on quoted market prices of similar investments or other valuation techniques. The carrying amounts of all long-term investments in financial instruments, approximate fair value. CMS Energy's carrying amount of long-term debt was $2.7 billion and $2.4 billion and the fair value of long-term debt was $2.6 billion and $2.6 billion as of December 31, 1994 and 1993, respectively. The carrying amount of Consumers Gas Group's long-term debt was $398 million and $376 million and the fair value was $373 million and $386 million as of December 31, 1994 and 1993, respectively. Although the current fair value of the long-term debt may differ from the current carrying amount, settlement of the reported debt is generally not expected until maturity.



     The fair values of CMS Energy's off-balance-sheet financial instruments are based on the amounts estimated to terminate or settle the instruments. The fair value of interest rate swap agreements was $(5) million and $6 million and guarantees/letters of credit outstanding were $123 million and $96 million as of December 31, 1994 and 1993, respectively (see Note 6).



     Effective January 1, 1994, CMS Energy adopted SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, which did not materially impact Consumers Gas Group's financial position or results of operations.



8: EXECUTIVE INCENTIVE COMPENSATION



     CMS Energy's Performance Incentive Stock Plan, restricted shares of common stock of CMS Energy, stock options and stock appreciation rights is discussed in
Note 9 of CMS Energy Notes. This plan has been amended to provide for awards of Class G Common Stock.



9: RETIREMENT BENEFITS



     Postretirement Benefit Plans Other Than Pensions: CMS Energy and its subsidiaries adopted SFAS 106, Employers' Accounting for Postretirement Benefits Other than Pensions, effective as of the beginning of 1992 and Consumers recorded a liability of $466 million for the accumulated transition obligation and a corresponding regulatory asset for anticipated recovery in utility rates. CMS Energy's non-utility subsidiaries expensed their accumulated transition obligation liability. The amount of such transition obligation is not material to the presentation of the consolidated financial statements or significant to CMS Energy's total transition obligation. Both the MPSC and FERC have generally allowed recovery of SFAS 106 costs. The MPSC's generic order allows utilities three years to seek recovery of costs. In May 1994, the MPSC

                              CONSUMERS GAS GROUP
authorized recovery of the electric utility portion of these costs over 18 years. In December 1994, Consumers requested recovery of the gas utility portion of these costs (see Note 3). CMS Energy funds the benefits using external legal entities established under guidelines of the U.S. Internal Revenue Code ("Voluntary Employee Beneficiary Associations"). Funding of the health care benefits coincides with Consumers' recovery in rates. A portion of the life insurance benefits have previously been funded.



     Retiree health care costs at December 31, 1994, are based on the assumption that costs would increase 10% in 1995, then decrease gradually to a 6% increase in 2004 and thereafter. The health care cost trend rate assumption significantly affects the amounts reported. For example, a 1 percentage point increase in each year's estimated health care cost assumption would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $85 million and the aggregate of the service and interest cost components of net periodic postretirement benefit costs for 1994 by $10 million.



     For the years ended December 31, 1994, 1993 and 1992, the weighted average discount rate was 8%, 7.25% and 8%, respectively, and the expected long-term rate of return on plan assets was 7%, 8.5% and 8.5%, respectively. Net periodic postretirement benefit cost for health care benefits and life insurance benefits was $54 million in 1994, $51 million in 1993 and $49 million in 1992. The 1994, 1993 and 1992 cost was comprised of $13 million, $13 million and $10 million for service plus $41 million, $38 million and $39 million for interest, respectively.



     The funded status for CMS Energy's centrally managed postretirement benefit plans is reconciled with the total liability recorded at December 31 as follows:



                                                                         1994     1993
                                                                         -----    -----
                                                                         (IN MILLIONS)
        Actuarial present value of estimated benefits
          Retirees....................................................   $ 338    $ 282
          Eligible for retirement.....................................      44       54
          Active (upon retirement)....................................     170      190
                                                                         -----    -----
        Accumulated postretirement benefit obligation.................     552      526
        Plan assets at fair value.....................................      36        4
                                                                         -----    -----
        Projected postretirement benefit obligation in excess of plan
          assets......................................................    (516)    (522)
                                                                         =====    =====
        Unrecognized prior service cost...............................     (39)     (39)
                                                                         =====    =====
        Unrecognized net loss.........................................      35       41
                                                                         -----    -----
        Recorded liability............................................   $(520)   $(520)
                                                                         -----    -----



     Consumers Gas Group's attributed portion of CMS Energy's total recorded liability is estimated to be $161 million and $167 million at December 31, 1994 and 1993, respectively. This amount was allocated based on policies Consumers has historically used in proceedings conducted before the MPSC.



     CMS Energy's postretirement health care plan is partially funded; the accumulated postretirement benefit obligation for that plan is $536 million and $514 million at December 31, 1994 and 1993, respectively.



     Supplemental Executive Retirement Plan: Certain management employees qualify under the Supplemental Executive Retirement Plan ("SERP"). SERP benefits, which are based on an employee's years of service and earnings as defined in the SERP, are paid from a trust established and funded in 1988. Because the SERP is not a qualified plan under the U.S. Internal Revenue Code, earnings of the trust are taxable and trust assets are included in consolidated assets. At December 31, 1994 and 1993, CMS Energy's trust assets at cost (which approximates market) were $19 million and $18 million, respectively, and were classified as other non-current assets. The attributed trust assets of Consumers Gas Group at cost (which approximates market) were

                              CONSUMERS GAS GROUP

$7 million and $8 million, at December 31, 1994 and 1993 respectively, and were classified as other non-current assets. This allocation was based on a ratio of the number of gas customers to total Consumers' customers. Management believes this method to be reasonable.



     Defined Benefit Pension Plan: A trusteed, non-contributory, defined benefit pension plan (the "Pension Plan") covers substantially all employees. The benefits are based on an employee's years of accredited service and earnings, as defined in the plan, during an employee's five highest years of earnings. Because the plan is fully funded, no contributions were made for plan years 1992 through 1994.



                                                                   YEARS ENDED DECEMBER 31,

                                                                  -----------------------
                                                                  1994     1993     1992
                                                                  -----    -----    -----
        Discount rate..........................................    8.0%    7.25%     8.5%
        Rate of compensation increase..........................    4.5%     4.5%     5.5%
        Expected long-term rate of return on assets............   9.25%    8.75%    8.75%



     CMS Energy's net Pension Plan and SERP costs consisted of:



                                                                     YEARS ENDED DECEMBER 31,

                                                                     --------------------
                                                                     1994    1993    1992
                                                                     ----    ----    ----
                                                                        (IN MILLIONS)
        Service cost..............................................   $ 24    $ 19    $ 19
        Interest cost.............................................     51      50      48
        Actual return on plan assets..............................     21     (92)    (36)
        Net amortization and deferral.............................    (85)     34     (20)
                                                                     ----    ----    ----
        Net periodic pension cost.................................   $ 11    $ 11    $ 11
                                                                     ====    ====    ====



     Consumers Gas Group's attributed portion of CMS Energy's net periodic pension cost totaled $3 million in 1994, $3 million in 1993 and $4 million in 1992.


     The funded status of CMS Energy's Pension Plan and SERP reconciled to the pension liability recorded at December 31 was:


                                                                     PENSION PLAN        SERP
                                                                     ------------    ------------
                                                                     1994    1993    1994    1993
                                                                     ----    ----    ----    ----
                                                                            (IN MILLIONS)
Actuarial present value of estimated benefits
  Vested..........................................................   $421    $471    $ 17    $ 16
  Non-vested......................................................     61      56      --      --
Accumulated benefit obligation....................................    482     527      17      16
Provision for future pay increases................................    154     138      11       8
Projected benefit obligation......................................    636     665      28      24
Plan assets (primarily stocks and bonds, including $79 in 1994 and
  $87 in 1993 in common stock of CMS Energy) at fair value........    637     692      --      --
Projected benefit obligation less than (in excess of) plan
  assets..........................................................      1      27     (28)    (24)
Unrecognized net (gain) loss from experience different than
  assumed.........................................................    (35)    (56)      5       8
Unrecognized prior service cost...................................     40      45       2      (1)
Unrecognized net transition (asset) obligation....................    (39)    (44)      1       1
                                                                     ----    ----    ----    ----
Recorded liability................................................   $(33)   $(28)   $(20)   $(16)
                                                                     ====    ====    ====    ====



     Consumers Gas Group's attributed portion of CMS Energy's total recorded liability for the Pension Plan totaled $10 million at December 31, 1994 and $8 million at December 31, 1993 and was allocated to the

                              CONSUMERS GAS GROUP

Consumers Gas Group based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Consumers Gas Group's estimated portion of CMS Energy's recorded liability for the SERP totaled $7 million at December 31, 1994 and $5 million at December 31, 1993 and was allocated to the Consumers Gas Group based on the ratio of the number of gas customers to total Consumers' customers.


     Beginning January 1, 1986, the amortization period for the Pension Plan's unrecognized net transition asset is 16 years and 11 years for the SERP's unrecognized net transition obligation. Prior service costs are amortized on a straight-line basis over the average remaining service period of active employees.


10: LEASES


     CMS Energy and its subsidiaries lease various assets, including vehicles, aircraft, construction equipment, computer equipment and buildings and is responsible for payment of taxes, maintenance, operating costs, and insurance.


     Consumers Gas Group's attributed portion of CMS Energy's minimum rental commitments under non-cancelable leases at December 31, 1994, were:



                                                                        CAPITAL    OPERATING
                                                                        LEASES      LEASES
                                                                        -------    ---------
                                                                           (IN MILLIONS)
        1995.........................................................     $ 6         $ 1
        1996.........................................................       5          --
        1997.........................................................       5          --
        1998.........................................................       4          --
        1999.........................................................       3          --
        2000 and thereafter..........................................       4          --

                                                                         ----       -----
        Total minimum lease payments.................................      27         $ 1
                                                                                    =====
        Less imputed interest........................................       5
                                                                         ----
        Present value of net minimum lease payments..................      22
        Less current portion.........................................       4
                                                                         ----
        Non-current portion..........................................     $18
                                                                         ====



     Consumers recovers these charges from customers and accordingly charges payments for its capital and operating leases to operating expense. Operating lease charges for the Consumers Gas Group, including charges to clearing and other accounts as of December 31, 1994, 1993 and 1992, were $1 million, $1 million and $1 million, respectively. Capital lease expenses for the Consumers Gas Group for the years ended December 31, 1994, 1993 and 1992 were $6 million, $6 million and $11 million, respectively.


     Consumers Gas Group's minimum rental commitments and lease expenses are generally allocated based on the specific use of the leased item. Common leases are allocated to Consumers Gas Group through functional use surveys, which management believes to be reasonable.


11: COMMITMENTS, CONTINGENCIES AND OTHER



     Environmental Matters: Consumers is a so-called "Potentially Responsible Party" at several sites being administered under Superfund. Although Superfund liability is joint and several, along with Consumers, there are numerous credit-worthy, potentially responsible parties with substantial assets cooperating with respect to the individual sites. Based upon past negotiations, Consumers estimates its total liability will average less than 4% of the estimated total site remediation costs, and such liability will probably not exceed $6 million. At

                              CONSUMERS GAS GROUP

December 31, 1994, Consumers has accrued a liability for its estimated losses. Consumers and CMS Energy believe that it is unlikely that their liability at any of the known Superfund sites, individually or in total, will have a material adverse effect on their financial positions or results of operations.



     Under the Environmental Response Act, Consumers expects that it will ultimately incur investigation and remedial action costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities, even those in which it has a partial or no current ownership interest. Parties other than Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions. There is limited knowledge of manufactured gas plant contamination at these sites at this time.



     Consumers has prepared plans for remedial investigation/feasibility studies for several of these former manufactured gas plant sites to define the nature and extent of contamination at these sites and to determine which of several possible remedial action alternatives, including no action, may be required under the Environmental Response Act. The DNR has approved three of four plans for remedial investigation/feasibility studies submitted by Consumers.



     The findings for the first remedial investigation indicate that the expenditures for remedial action at this site are likely to be minimal. However, Consumers does not believe that a single site is representative of all of the sites. Data available to Consumers and its continued internal review have resulted in an estimate for all costs related to investigation and remedial action for all 23 sites of between $48 million and $112 million. These estimates are based on undiscounted 1994 costs. At December 31, 1994, Consumers has accrued a liability of $48 million. Any significant change in assumptions such as remediation technique, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites.



     Consumers requested recovery and deferral of certain investigation and remedial action costs in its gas rate case filed in 1994. Consumers and CMS Energy believe that remedial action costs are recoverable in rates as the MPSC in 1993 addressed the question of recovery of investigation and remedial action costs for another Michigan gas utility as part of a gas rate case. In order to be recoverable in rates, prudent costs must be approved in a rate case. Any costs amortized in years prior to filing a rate case may not be recoverable. The MPSC has approved similar deferred accounting requests by two other Michigan utilities relative to investigation and remedial action costs. Accordingly, Consumers has recorded a regulatory asset for the accrued liability that was established for these estimated remedial action costs. Consumers has initiated discussions with certain insurance companies regarding coverage for some or all of the costs which may be incurred for these sites.



     Capital Expenditures: The Consumers Gas Group estimates capital expenditures, including new lease commitments, will be $127 million for 1995, $119 million for 1996 and $111 million for 1997. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment of $24 million, $14 million and $17 million for 1995, 1996 and 1997, respectively. Management believes these estimates are reasonable.



     Commitments for Gas Supplies: Consumers has entered into gas supply contracts with various suppliers for its natural gas business. These contracts have expiration dates that range from 1995 to 2003. Consumers contracts for approximately 70 - 80% of its annual gas requirements which in 1994 totaled $662 million (83% was under long-term contracts). Consumers supplements its long-term contracts with spot-market purchases to fulfill its gas needs.



     Public Utility Holding Company Act Exemption: CMS Energy is exempt from registration under PUHCA. However, the Attorney General and the MMCG have asked the Commission to revoke CMS Energy's exemption from registration under PUHCA. In 1992, the MPSC filed a statement with the Commission recommending that CMS Energy's current exemption be revoked and a new exemption be issued

                              CONSUMERS GAS GROUP
conditioned upon certain reporting and operating requirements. If CMS Energy were to lose its current exemption, it would become more heavily regulated by the Commission; Consumers could ultimately be forced to divest either its electric or gas utility business; and CMS Energy could be restricted from conducting businesses that are not functionally related to the conduct of its utility business as determined by the Commission. CMS Energy is opposing this request and believes it will maintain its current exemption from registration under PUHCA.



     Other: CMS Energy believes that no taxable gain will result in connection with the sale of the Class G Common Stock. However, the Service has previously announced that it was studying the federal tax consequences of transactions similar to CMS Energy's stock proposal. If the sale of the Class G Common Stock were treated as property other than stock of CMS Energy, CMS Energy may have a recognizable gain in an amount equal to the difference between the fair market value of Class G Common Stock and the federal income tax basis to CMS Energy in such property.


     In addition to the matters disclosed in these notes, Consumers and certain other subsidiaries of CMS Energy are parties to certain lawsuits and administrative proceedings before various courts and governmental agencies, arising from the ordinary course of business involving personal injury and property damage, contractual matters, environmental issues, federal and state taxes, rates, licensing and other matters.

     Estimated losses for certain contingencies discussed in this note have been accrued. The ultimate effect of the proceedings discussed in this note is not expected to have a material impact on CMS Energy's or Consumers Gas Group's financial position or results of operations.


12: SUPPLEMENTAL CASH FLOW INFORMATION



     For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Consumers Gas Group's other cash flow activities and non-cash investing and financing activities for the years ended December 31 were:



                                                                           1994    1993    1992
                                                                           ----    ----    ----
                                                                              (IN MILLIONS)
CASH TRANSACTIONS
  Interest paid (net of amounts capitalized)............................    $33     $37    $33
  Income taxes paid (net of refunds)....................................     31      42     25
NON-CASH TRANSACTIONS
  Other assets placed under capital leases..............................      5       5      9
  Capital leases refinanced.............................................     --      12     --

                              CONSUMERS GAS GROUP

     Changes in other assets and liabilities as shown on the Statements of Cash Flows at December 31 are described below:



                                                                           1994    1993    1992
                                                                           ----    ----    ----
                                                                              (IN MILLIONS)
Sale of receivables, net................................................   $(13)   $ 72    $(42)
Accounts receivable.....................................................     11     (35)     54
Accrued revenue.........................................................     30     (31)     85
Inventories.............................................................     (6)    (24)     20
Accounts payable........................................................      1      (7)     (3)
Accrued refunds.........................................................    (--)    (10)   (141)
Other current assets and liabilities, net...............................     (1)    (17)     37
Non-current deferred amounts, net.......................................     (4)    (16)    (24)
                                                                           ----    ----    ----
                                                                           $ 18    $(68)   $(14)
                                                                           ====    ====    ====



13: EFFECTS OF THE RATEMAKING PROCESS



     The following regulatory assets (liabilities) which include both current and non-current amounts, are reflected in Consumers Gas Group's Balance Sheets. These assets represent probable future revenue to Consumers associated with certain incurred costs as these costs are recovered through the ratemaking process.



                                                                          DECEMBER 31,
                                                                         --------------
                                                                         1994     1993
                                                                         -----    -----
                                                                         (IN MILLIONS)
        Postretirement benefits (Note 9)..............................   $ 166    $ 167
        Trunkline settlement (Note 3).................................      85      117
        Manufactured gas plant sites (Note 11)........................      47       --
        Other.........................................................      14       21
                                                                         -----    -----
        Total regulatory assets.......................................   $ 312    $ 305
                                                                         =====    =====
        Regulatory liabilities for income taxes.......................   $(144)   $(131)
                                                                         =====    =====



     At December 31, 1994, $85 million of Consumers Gas Group's regulatory assets are being recovered through rates being charged to customers over 3 years. Consumers anticipates MPSC approval for recovery of the remaining amounts.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CMS Energy Corporation:


     We have audited the accompanying consolidated balance sheets and consolidated statements of long-term debt and preferred stock of CMS Energy Corporation (a Michigan Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CMS Energy Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


                                                   Arthur Andersen LLP
Detroit, Michigan

January 31, 1995


(except with respect to certain matters discussed in


Notes 2, 3, 7 and 13 of the consolidated financial statements as to which the date is March 21, 1995)

                             CMS ENERGY CORPORATION


                       CONSOLIDATED STATEMENTS OF INCOME



                                                                                 YEARS ENDED DECEMBER 31,
                                                                                --------------------------
                                                                                 1994      1993      1992
                                                                                ------    ------    ------
                                                                                   (IN MILLIONS, EXCEPT
                                                                                    PER SHARE AMOUNTS)
OPERATING REVENUE
Electric utility.............................................................   $2,189    $2,077    $1,863
Gas utility..................................................................    1,151     1,160     1,126
Oil and gas exploration and production.......................................       85        77        70
Independent power production.................................................       45        21        (8)
Natural gas pipeline, storage and marketing..................................      145       142        89
Other........................................................................        4         5         6
                                                                                ------    ------    ------
      Total operating revenue................................................    3,619     3,482     3,146
                                                                                ------    ------    ------
OPERATING EXPENSES
Operation
  Fuel for electric generation...............................................      306       293       305
  Purchased power -- related parties.........................................      482       467       460
  Purchased and interchange power............................................      162       148       112
  Cost of gas sold...........................................................      785       801       749
  Other......................................................................      625       571       555
                                                                                ------    ------    ------
      Total operation........................................................    2,360     2,280     2,181
Maintenance..................................................................      192       206       203
Depreciation, depletion and amortization.....................................      379       364       347
General taxes................................................................      184       193       184
                                                                                ------    ------    ------
      Total operating expenses...............................................    3,115     3,043     2,915
                                                                                ------    ------    ------
PRETAX OPERATING INCOME (LOSS)
Electric utility.............................................................      335       286       154
Gas utility..................................................................      135       147       109
Oil and gas exploration and production.......................................        8         3         7
Independent power production.................................................       20         5       (16)
Natural gas pipeline, storage and marketing..................................        9         7         5
Other........................................................................       (3)       (9)      (28)
                                                                                ------    ------    ------
      Total pretax operating income..........................................      504       439       231
                                                                                ------    ------    ------
INCOME TAXES.................................................................      104        92        22
                                                                                ------    ------    ------
NET OPERATING INCOME.........................................................      400       347       209
                                                                                ------    ------    ------
OTHER INCOME (DEDUCTIONS)
Accretion income (Note 4)....................................................       13        14        15
Accretion expense............................................................      (35)      (36)       --
Other income taxes, net......................................................       12        17       168
MCV Bond income..............................................................       --        32        34
Loss on MCV power purchases -- settlement (Note 3)...........................       --        --      (520)
Other, net...................................................................       18        15         9
                                                                                ------    ------    ------
      Total other income (deductions)........................................        8        42      (294)
                                                                                ------    ------    ------
FIXED CHARGES
Interest on long-term debt...................................................      193       204       169
Other interest...............................................................       18        24        35
Capitalized interest.........................................................       (6)       (5)       (3)
Preferred dividends..........................................................       24        11        11
                                                                                ------    ------    ------
      Net fixed charges......................................................      229       234       212
                                                                                ------    ------    ------
NET INCOME (LOSS)............................................................   $  179    $  155    $ (297)
                                                                                ======    ======    ======
AVERAGE COMMON SHARES OUTSTANDING............................................       86        81        80
                                                                                ======    ======    ======
EARNINGS (LOSS) PER AVERAGE COMMON SHARE.....................................   $ 2.09    $ 1.90    $(3.72)
                                                                                ======    ======    ======
DIVIDENDS DECLARED PER COMMON SHARE..........................................   $  .78    $  .60    $  .48
                                                                                ======    ======    ======


The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION


                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                         YEARS ENDED DECEMBER 31,

                                                                        -----------------------
                                                                        1994     1993     1992
                                                                        -----    -----    -----
                                                                             (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)....................................................   $ 179    $ 155    $(297)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities
       Depreciation, depletion and amortization (includes nuclear decommissioning depreciation of $49, $46 and $46,
        respectively)................................................     379      364      347
       Debt discount amortization....................................      37       36       12
       Capital lease amortization....................................      36       31       41
       Deferred income taxes and investment tax credit...............      56       56     (185)
       Accretion expense.............................................      35       36       --
       Accretion income -- abandoned Midland project.................     (13)     (14)     (15)
       MCV power purchases -- settlement (Note 3)....................     (87)     (84)      --
       Loss on MCV power purchases -- settlement (Note 3)............      --       --      520
       Changes in other assets and liabilities (Note 15).............      12      (88)      25
       Other.........................................................     (22)      (8)       8
                                                                        -----    -----    -----
          Net cash provided by operating activities..................     612      484      456
                                                                        -----    -----    -----
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures (excludes capital lease additions of $36, $58
  and $69, respectively and DSM) (Note 15)...........................    (575)    (550)    (487)
Investments in partnerships and unconsolidated subsidiaries..........     (53)    (108)     (12)
Investments in nuclear decommissioning trust funds...................     (49)     (46)     (46)
Cost to retire property, net.........................................     (38)     (32)     (14)
Deferred demand-side management costs................................      (9)     (52)     (26)
Proceeds from sale of property.......................................      20        6       12
Proceeds from MCV Bonds..............................................      --      322       10
Sale of subsidiary...................................................      --      (14)      --
Proceeds from Bechtel settlement.....................................      --       --       46
Other................................................................      (5)      (5)      (1)
                                                                        -----    -----    -----
          Net cash used in investing activities......................    (709)    (479)    (518)
                                                                        -----    -----    -----
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans, notes and bonds............................     701      673      607
Issuance of preferred stock..........................................     193       --       --
Increase (decrease) in notes payable, net............................      80       44     (493)
Issuance of common stock.............................................      30      132       --
Repayment of bank loans..............................................    (473)    (192)      (1)
Retirement of bonds and other long-term debt.........................    (279)    (645)     (12)
Payment of common stock dividends....................................     (67)     (49)     (38)
Payment of capital lease obligations.................................     (35)     (26)     (36)
Retirement of common stock...........................................      (2)      (3)      (1)
                                                                        -----    -----    -----
          Net cash provided by (used in) financing activities........     148      (66)      26
                                                                        -----    -----    -----
NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS.......      51      (61)     (36)
Cash and temporary cash investments
  Beginning of year..................................................      28       89      125
                                                                        -----    -----    -----
  End of year........................................................   $  79    $  28    $  89
                                                                        =====    =====    =====


The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS


                                                                                                      DECEMBER 31,
                                                                                                    -----------------
                                                                                                     1994       1993
                                                                                                    ------     ------
                                                                                                      (IN MILLIONS)
                                                              ASSETS
PLANT AND PROPERTY (AT COST)
  Electric......................................................................................... $5,771     $5,472
  Gas..............................................................................................  2,102      1,964
  Oil and gas properties (full-cost method)........................................................    934        845
  Other............................................................................................     73         67
                                                                                                    ------     ------
                                                                                                     8,880      8,348
                                                                                                    ------     ------
  Less accumulated depreciation, depletion and amortization (Note 2)...............................  4,299      4,022
                                                                                                    ------     ------
                                                                                                     4,581      4,326
  Construction work-in-progress....................................................................    245        257
                                                                                                    ------     ------
                                                                                                     4,826      4,583
                                                                                                    ------     ------
INVESTMENTS

  First Midland Limited Partnership (Notes 3 and 18)...............................................    218        213
  Independent power production.....................................................................    151        115
  Midland Cogeneration Venture Limited Partnership (Notes 3 and 18)................................     74         67
  Other............................................................................................     56         26
                                                                                                    ------     ------
                                                                                                       499        421
                                                                                                    ------     ------
CURRENT ASSETS

  Cash and temporary cash investments at cost, which approximates market...........................     79         28
  Accounts receivable and accrued revenue, less allowances of $5 in 1994 and $4 in 1993 (Note 6)...    154        149
  Inventories at average cost
    Gas in underground storage.....................................................................    235        228
    Materials and supplies.........................................................................     75         74
    Generating plant fuel stock....................................................................     37         41
  Deferred income taxes (Note 5)...................................................................     34         17
  Trunkline settlement (Note 4)....................................................................     30         31
  Prepayments and other............................................................................    186        195
                                                                                                    ------     ------
                                                                                                       830        763
                                                                                                    ------     ------
NON-CURRENT ASSETS

  Postretirement benefits (Note 10)................................................................    484        491
  Nuclear decommissioning trust funds (Note 2).....................................................    213        165
  Abandoned Midland project (Note 4)...............................................................    147        162
  Trunkline settlement (Note 4)....................................................................     55         86
  Other............................................................................................    330        293
                                                                                                    ------     ------
                                                                                                     1,229      1,197
                                                                                                    ------     ------
TOTAL ASSETS....................................................................................... $7,384     $6,964
                                                                                                    ======     ======
                                             STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION (NOTE 7)

  Common stockholders' equity...................................................................... $1,107     $  966
  Preferred stock of subsidiary....................................................................    356        163
  Long-term debt...................................................................................  2,709      2,405
  Non-current portion of capital leases............................................................    108        115
                                                                                                    ------     ------
                                                                                                     4,280      3,649
                                                                                                    ------     ------
CURRENT LIABILITIES

  Current portion of long-term debt and capital leases.............................................     64        368
  Notes payable....................................................................................    339        259
  Accounts payable.................................................................................    193        171
  Accounts payable -- related parties..............................................................     50         46
  Accrued taxes....................................................................................    217        233
  MCV power purchases -- settlement (Note 3).......................................................     95         82
  Accrued interest.................................................................................     40         40
  Accrued refunds..................................................................................     25         28
  Other............................................................................................    198        189
                                                                                                    ------     ------
                                                                                                     1,221      1,416
                                                                                                    ------     ------
NON-CURRENT LIABILITIES

  Deferred income taxes (Note 5)...................................................................    582        509
  Postretirement benefits (Note 10)................................................................    550        540
  MCV power purchases -- settlement (Note 3).......................................................    324        391
  Deferred investment tax credits..................................................................    181        191
  Trunkline settlement (Note 4)....................................................................     55         86
  Regulatory liabilities for income taxes, net (Notes 5 and 17)....................................     16          6
  Other............................................................................................    175        176
                                                                                                    ------     ------
                                                                                                     1,883      1,899
                                                                                                    ------     ------
  Commitments and Contingencies (Notes 2, 3, 4, 11, 12 and 13)
TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES..................................................... $7,384     $6,964
                                                                                                    ======     ======


The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION



                   CONSOLIDATED STATEMENTS OF LONG-TERM DEBT



                                                                                           DECEMBER 31,
                                                                                         ----------------
                                                                                          1994      1993
                                                                                         ------    ------
                                                                                          (IN MILLIONS)
First Mortgage Bonds          Series (% )          Due
                                5 7/8             1996                                   $   36    $   36
                                  6               1997                                       50        50
                                8 3/4             1997                                       --         5
                                8 3/4             1998                                      248       248
                                6 5/8             1998                                       45        45
                                6 7/8             1998                                       43        43
                                9 1/8             1998                                       --         5
                                7 5/8             1999                                       --        48
                                8 7/8             1999                                      200       200
                                7 1/2             2001                                       57        57
                                7 1/2             2002                                       62        62
                                7 1/2             2002                                       --        43
                                6 3/8             2003                                      300       300
                                7 3/8             2023                                      300       300
                                                                                         ------    ------
                                                                                          1,341     1,442
Long-Term Bank Debt                                                                         400       469
Senior Deferred Coupon Notes                                                                355       466
Unsecured Credit Facility                                                                   196        --
Pollution Control Revenue Bonds                                                             131       131
Bank Loans                                                                                  110       115
Nuclear Fuel Disposal                                                                        95        90
General Term Notes                                                                           94        --
Senior Serial Notes                                                                          36        45
4-5/8% Debentures                                                                            --        26
Tax Exempt Bonds                                                                             --        22
Other                                                                                         6        13
                                                                                         ------    ------
Principal Amount Outstanding                                                              2,764     2,819
Current Amounts                                                                             (21)     (333)
Net Unamortized Discount                                                                    (34)      (81)
                                                                                         ------    ------
       Total Long-Term Debt                                                              $2,709    $2,405
                                                                                         ======    ======



           LONG-TERM DEBT MATURITIES AND IMPROVEMENT FUND OBLIGATIONS



                    FIRST                                     SENIOR                     UNSECURED
                   MORTGAGE    IMPROVEMENT    LONG-TERM      DEFERRED       GENERAL       CREDIT
                    BONDS         FUND        BANK DEBT    COUPON NOTES    TERM NOTES    FACILITY     OTHER    TOTAL
                   --------    -----------    ---------    ------------    ----------    ---------    -----    -----
                                                             (IN MILLIONS)
1995............     $ --          $ 8          $  --          $ --           $ --         $  --      $  13    $  21
1996............       36            8             --            --             --            --         46       90
1997............       50            8             --           172             92           196        115      633
1998............      336            7            200            --             --            --         37      580
1999............      200            3            200           183              2            --         29      617



The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION



                   CONSOLIDATED STATEMENTS OF PREFERRED STOCK



                                                                                 DECEMBER 31,
                                                                     ------------------------------------
                                                        OPTIONAL       NUMBER OF SHARES
                                                       REDEMPTION    --------------------
                                             SERIES      PRICE         1994        1993      1994    1993
                                             ------    ----------    ---------    -------    ----    ----
                                                                                             (IN MILLIONS)
CONSUMERS' PREFERRED STOCK
  Cumulative, $100 par value, authorized
     7,500,000 shares, with no mandatory
     redemption...........................   $ 4.16      $103.25        68,451     68,451    $  7    $  7
                                               4.50       110.00       373,148    373,148      37      37
                                               7.45       101.00       379,549    379,549      38      38
                                               7.68       101.00       207,565    207,565      21      21
                                               7.72       101.00       289,642    289,642      29      29
                                               7.76       102.21       308,072    308,072      31      31
CONSUMERS' CLASS A PREFERRED STOCK
  Cumulative, no par value, authorized
     16,000,000 shares, with no mandatory
     redemption...........................     2.08      (Note 7)    8,000,000         --     193      --
                                                                                             ----    ----
       Total Preferred Stock..............                                                   $356    $163
                                                                                             ====    ====



The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION



             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY



                                                                         OTHER      RETAINED
                                                NUMBER       COMMON     PAID-IN     EARNINGS
                                              OF SHARES      STOCK      CAPITAL     (DEFICIT)     TOTAL
                                              ----------     ------     -------     ---------     ------
                                                        (IN MILLIONS, EXCEPT NUMBER OF SHARES)
BALANCE AT JANUARY 1, 1992.................   79,824,385       $1       $ 1,537       $(478)      $1,060
  Net loss.................................                                            (297)        (297)
  Common stock dividends declared..........                                             (38)         (38)
  Common stock reacquired..................       (9,101)                    (1)                      (1)
  Common stock reissued....................      150,438                      3                        3

                                              ----------       --       -------       -----       ------
BALANCE AT DECEMBER 31, 1992...............   79,965,722        1         1,539        (813)         727
  Net income...............................                                             155          155
  Common stock dividends declared..........                                             (49)         (49)
  Common stock reacquired..................      (97,442)                    (3)                      (3)
  Common stock issued......................    5,135,726                    132                      132
  Common stock reissued....................      192,789                      4                        4

                                              ----------       --       -------       -----       ------
BALANCE AT DECEMBER 31, 1993...............   85,196,795        1         1,672        (707)         966
  Net income...............................                                             179          179
  Common stock dividends declared..........                                             (67)         (67)
  Common stock reacquired..................      (85,174)                    (2)                      (2)
  Common stock issued......................    1,389,578                     30                       30
  Common stock reissued....................       33,350                      1                        1

                                              ----------       --       -------       -----       ------
BALANCE AT DECEMBER 31, 1994...............   86,534,549       $1       $ 1,701       $(595)      $1,107
                                              ==========       ==       =======       =====       ======


The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1: CORPORATE STRUCTURE



     CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: 1) oil and gas exploration and production, 2) development and operation of independent power production facilities, 3) gas marketing services to utility, commercial and industrial customers and 4) storage and transmission of natural gas.



2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS



     Basis of Presentation: The consolidated financial statements include CMS Energy, Consumers and Enterprises and their wholly owned subsidiaries. CMS Energy uses the equity method of accounting for investments in its companies and partnerships where it has more than a 20% but less than a majority ownership interest and includes these results in operating revenue. For the years ended December 31, 1994, 1993 and 1992, equity earnings (losses) were $34 million, $17 million, and $(6) million, respectively.



     Gas Inventory: Consumers uses the weighted average cost method for valuing working gas inventory. Cushion gas, which is gas stored to maintain reservoir pressure for recovery of working gas, is recorded in the appropriate gas utility plant account. Consumers stores gas inventory in its underground storage facilities.



     Maintenance, Depreciation and Depletion: Property repairs and minor property replacements are charged to maintenance expense. Depreciable property retired or sold plus cost of removal (net of salvage credits) is charged to accumulated depreciation. Consumers bases depreciation provisions for utility plant on straight-line and units-of-production rates approved by the MPSC. The composite depreciation rate for electric utility property was 3.5% for 1994 and 3.4% for 1993 and 1992. The composite rate for gas utility plant was 4.2% for 1994, 4.4% for 1993 and 4.3% for 1992.



     CMS NOMECO follows the full-cost method of accounting and, accordingly, capitalizes its exploration and development costs, including the cost of non-productive drilling and surrendered acreage, on a country-by-country basis. The capitalized costs in each cost center are being amortized on an overall units-of-production method based on total estimated proven oil and gas reserves.



     The composite rates for Consumers' common property, CMS NOMECO's other property, and other property of CMS Energy and its subsidiaries were 4.3% in 1994, 4.5% in 1993 and 4.7% in 1992.



     New Accounting Standards: In December 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties, effective for 1995 year-end financial statements. CMS Energy does not believe that it will be significantly affected by the statement, which requires disclosures about the nature of a company's operations and the use of estimates in financial statements. For other recent accounting standards regarding financial instruments, see Note 8.



     Nuclear Fuel Cost: Consumers amortizes nuclear fuel cost to fuel expense based on the quantity of heat produced for electric generation. Interest on leased nuclear fuel is expensed as incurred. Under federal law, the DOE is responsible for permanent disposal of spent nuclear fuel at costs to be paid by affected utilities. However, in 1994, the DOE asserted that it does not have a legal obligation to accept spent nuclear fuel without an operational repository. The DOE is exploring options to offset the costs incurred by nuclear utilities to store spent nuclear fuel on site. For fuel burned after April 6, 1983, Consumers charges disposal costs to nuclear fuel expense, recovers it through electric rates and remits it to the DOE quarterly. Consumers elected to defer payment for disposal of spent nuclear fuel burned before April 7, 1983, until the spent fuel is delivered to the DOE, which was originally scheduled to occur in 1998. At December 31, 1994, Consumers has recorded

                             CMS ENERGY CORPORATION
a liability to the DOE of $95 million, including interest. Consumers has been recovering through electric rates the amount of this liability, excluding a portion of interest.



     Nuclear Plant Decommissioning: Consumers collects estimated costs to decommission its two nuclear plants through a monthly surcharge to electric customers which currently totals $45 million annually. On March 1, 1995, Consumers filed updated decommissioning estimates with the MPSC which increased the estimated decommissioning costs for Big Rock Point nuclear power plant located near Charlevoix, Michigan ("Big Rock"), to $290 million from $221 million and for Palisades to $502 million from $423 million (in 1994 dollars). The increase in the estimated decommissioning costs principally reflects the unavailability of low-and high-level radioactive waste disposal facilities. Amounts collected from electric retail customers and deposited in trusts (including trust earnings) are credited to accumulated depreciation. To meet NRC decommissioning requirements, Consumers prepared site-specific decommissioning cost estimates for Big Rock and Palisades, assuming that each plant site will eventually be restored to conform with the adjacent landscape, and that all contaminated equipment will be disassembled and disposed of in a licensed burial facility. Consumers currently plans to maintain the facilities in protective storage until radioactive waste disposal facilities are available. As a result, the majority of decommissioning costs will be incurred significantly later than originally anticipated. Consumers has asked the NRC for an exemption from its requirement for assurance that the Big Rock decommissioning funds will at least equal the adjusted "minimum certification" amount of $361 million (in 1994 dollars) since the site specific cost study for Big Rock demonstrates that a lesser amount will cover the projected decommissioning costs for which the assurance is required. When Big Rock's and Palisades' NRC licenses expire in 2000 and 2007, respectively, the trust funds are estimated to have accumulated to $257 million and $686 million, respectively. At the time the plants are fully decommissioned (in the years 2030 for Big Rock and 2046 for Palisades), the trust funds are estimated to provide $1 billion for Big Rock and $2.1 billion for Palisades including trust earnings over this period. Accordingly, Consumers believes that the current decommissioning surcharge is sufficient. At December 31, 1994, Consumers had an investment in nuclear decommissioning trust funds of $213 million. For information regarding reactor embrittlement at Palisades, see
Note 13.



     Reclassifications: CMS Energy has reclassified certain prior year amounts for comparative purposes. These reclassifications did not affect the net income or net losses for the years presented.



     Related-Party Transactions: In 1994, 1993 and 1992, Consumers purchased $48 million, $52 million and $36 million, respectively, of electric generating capacity and energy from affiliates of Enterprises. Affiliates of CMS Energy sold, stored and transported natural gas and provided other services to the MCV Partnership totaling approximately $22 million, $27 million and $21 million for 1994, 1993 and 1992, respectively. For additional discussion of related-party transactions with the MCV Partnership and the First Midland Limited Partnership ("FMLP"), see Notes 3 and 18. Other related-party transactions are immaterial.



     Revenue and Fuel Costs: Consumers accrues revenue for electricity and gas used by its customers but not billed at the end of an accounting period. Consumers also accrues or reduces revenue for any underrecovery or overrecovery of electric power supply costs and natural gas costs by establishing a corresponding asset or liability until it bills these unrecovered costs or refunds the excess recoveries to customers following reconciliation hearings conducted before the MPSC.



     Utility Regulation: Consumers accounts for the effects of regulation under SFAS 71, Accounting for the Effects of Certain Types of Regulation. As a result, the actions of regulators affect when revenues, expenses, assets and liabilities are recognized. Consumers' regulatory assets and liabilities are described in
Note 17.



     Other: For significant accounting policies regarding income taxes, see Note 5; for pensions and other postretirement benefits, see Note 10; and for cash equivalents, see Note 15.

                             CMS ENERGY CORPORATION

3: THE MIDLAND COGENERATION VENTURE



     The MCV Partnership, which leases and operates the MCV Facility, contracted to sell electricity to Consumers for a 35-year period beginning in 1990 and to supply electricity and steam to The Dow Chemical Company. At December 31, 1994, Consumers, through its subsidiaries, held the following assets related to the
MCV: 1) CMS Midland Inc. ("CMS Midland") owned a 49% general partnership interest in the MCV Partnership; and 2) CMS Holdings held through the FMLP a 35% lessor interest in the MCV Facility.



     Power Purchases from the MCV Partnership: Consumers' obligation for purchase of contract capacity from the MCV Partnership under the PPA was 1,132 MW in 1994 and increases to a maximum amount of 1,240 MW in 1995 and thereafter. Prior to 1993, the MPSC allowed Consumers to recover costs of power purchased from the MCV Partnership at levels significantly less than Consumers paid. In March 1993, the MPSC approved, with modifications, a settlement proposal which allowed Consumers to recover substantially all of the payments for its ongoing purchase of 915 MW of contract capacity effective January 1993. Capacity and energy purchases from the MCV Partnership above the 915 MW level can be competitively bid into Consumers' next solicitation for power or, if necessary, utilized for current power needs. In either instance, the MPSC would determine the levels of recovery from retail customers at a later date. The Settlement Order also provides Consumers the right to remarket to third parties the remaining contract capacity. At the request of the MPSC, the MCV Partnership confirmed that it did not object to the Settlement Order. ABATE and the Attorney General have appealed the Settlement Order to the Court of Appeals.



     The PPA provides that Consumers is to pay to the MCV Partnership a minimum levelized average capacity charge of 3.77 cents per kWh, a fixed energy charge and a variable energy charge which is based primarily on Consumers' average cost of coal consumed. The Settlement Order permits Consumers to recover capacity charges averaging 3.62 cents per kWh for 915 MW of capacity and the prescribed energy charges associated with the scheduled deliveries within certain hourly availability limits, whether or not those deliveries are scheduled on an economic basis. For all economic energy deliveries above the availability limits to 915 MW, Consumers is allowed to recover 1/2 cent per kWh capacity payment in addition to the variable energy charge.



     In 1992, Consumers recognized an after-tax loss of $343 million which was the present value of an undiscounted after-tax loss of $789 million, based on Consumers' estimated future underrecoveries of power costs under the PPA as a result of the Settlement Order. This loss was based, in part, on management's assessment of the future availability of the MCV Facility, and the effect of the future power market on the amount, timing and price at which various increments of the capacity, above the MPSC authorized level, could be resold. Additional losses may occur if actual future experience materially differs from the 1992 estimates. As anticipated in 1992, Consumers continues to experience cash underrecoveries associated with the Settlement Order. These after-tax cash underrecoveries, including fixed energy charges which were being escrowed (in connection with a dispute with the MCV Partnership discussed below), were $61 million in 1994 and $59 million in 1993. If Consumers is unable to sell any capacity above the current MPSC-authorized level, future additional after-tax losses and after-tax cash underrecoveries would be incurred. Consumers estimates its future after-tax cash underrecoveries and possible additional losses for the next five years if none of the additional capacity is sold are shown in the table below.



                                                            1995    1996    1997    1998    1999
                                                            ----    ----    ----    ----    ----
                                                                  (AFTER-TAX, IN MILLIONS)
        Expected cash underrecoveries....................   $60     $56     $55     $ 8     $ 9
        Possible additional underrecoveries and
          losses(a)......................................   $20     $20     $22     $72     $72


- -------------------------
(a) If unable to sell any capacity above the MPSC's authorized level.

                             CMS ENERGY CORPORATION

     At December 31, 1994 and 1993, the after-tax, present value of the Settlement Order liability totaled $272 million and $307 million, respectively. The reduction in the Settlement Order liability during 1994 reflects after-tax cash underrecoveries related to capacity totaling $57 million, partially offset by after-tax accretion expense of $22 million.



     In connection with the MPSC's approval of the settlement proposal discussed above, Consumers and the MCV Partnership engaged in arbitration under the PPA regarding the payment of certain fixed energy charges. In January 1995, the arbitrator ruled in favor of Consumers' interpretation of the PPA and found that Consumers was entitled to the immediate return of an estimated $22 million, representing the fixed energy amounts for which Consumers did not receive full cost recovery during the years prior to the Settlement Order (1990 - 1992). Consumers had escrowed approximately $16 million of this amount. The arbitrator postponed the return of payments for 1993 and 1994 because the Settlement Order is still subject to pending appeals. The amount under dispute in 1994 is approximately $9 million and increases each year thereafter, averaging approximately $17 million per year over the life of the contract. Consumers believes it is premature to recognize any current year earnings benefit from this award until the remaining amount of MCV capacity is sold and/or the market for the capacity is confirmed.



     In May 1994, Consumers was notified by the MCV that it was initiating further arbitration proceedings under the PPA to determine whether the energy charge paid to the MCV is being properly calculated. Consumers believes that its calculation of the energy charge is correct. The amount in dispute, which relates to the period beginning in 1990 and continuing through the term of the PPA, has been estimated by the MCV Partnership to total $6.3 million annually. An arbitrator has been selected and a ruling is expected in the third quarter of 1995. Consumers cannot predict the outcome of this arbitration.



     In 1994, the lessors of the MCV Facility filed a lawsuit against CMS Energy, Consumers and CMS Holdings, alleging breach of contract, breach of fiduciary duty and negligent or fraudulent misrepresentation relating to the MCV Partnership's failure to object to the Settlement Order in light of Consumers' interpretation of the Settlement Order, which is the subject of the arbitration between the MCV Partnership and Consumers discussed above. The action alleged damages in excess of $1 billion and sought injunctive relief relative to Consumers' payments of the fixed energy charges. In February 1995, after the arbitrator's decision, the lessors voluntarily withdrew this lawsuit.



     In July 1994, Consumers paid $30 million to terminate a power purchase agreement with a 65 MW coal-fired cogeneration facility. Additionally, in February 1995, Consumers agreed to pay $15 million to terminate a power purchase agreement with a 44 MW wood and chipped tire facility. Consumers plans to seek MPSC approval to substitute less expensive contract capacity from the MCV Facility which Consumers is currently not authorized to recover from retail customers. This proposed substitution of capacity would start in late 1996, the year the coal-fired cogeneration facility was scheduled to begin operations. The capacity substitution represents significant savings to Consumers' customers, compared to the cost approved by the MPSC for similar facilities. As a result, Consumers has recorded a regulatory asset of $45 million ($30 million in 1994), which it believes will ultimately be recoverable in rates.



     MCV-related PSCR Matters: Consistent with the terms of the 1993 Settlement Order, Consumers withdrew its appeals of various MPSC orders issued in connection with several PSCR cases. Consumers also agreed not to appeal any MCV-related issues raised in future orders for these plan cases and related reconciliations to the extent those issues are resolved by the Settlement Order. In March 1994, the MPSC issued an order in the PSCR reconciliation case for 1992 confirming Consumers' recovery for the purchase of 840 MW from the MCV in accordance with the MPSC plan case order and allowing recovery for the purchase of power above 840 MW based on replacement power costs. The MPSC subsequently confirmed the recovery of MCV-related costs consistent with the Settlement Order as part of the 1993 and 1994 plan case orders. ABATE or the Attorney General has appealed these plan case orders to the Court of Appeals.

                             CMS ENERGY CORPORATION

4: RATE MATTERS



     Electric Rate Case: In May 1994, the MPSC granted Consumers a $58 million annual increase in its retail electric rates. The order provides Consumers with higher revenues associated with increased expenditures primarily related to capital additions, operation and maintenance, postretirement benefits, and the continuation of certain DSM programs. The MPSC order generally supported Consumers' rate design proposal and reduced the level of subsidization of residential customers by commercial and industrial customers by allocating $40 million of the rate increase to residential customers.



     In November 1994, Consumers filed a request with the MPSC which could increase its retail electric rates in a range from $104 million to $140 million, depending upon the ratemaking treatment afforded sales losses to competition and the treatment of the MCV contract capacity above 915 MW. The request includes a proposed increase in Consumers' authorized rate of return on equity to 12.75 percent from 11.75 percent, recognition of increased expenditures related to continuing construction activities and capital additions aimed at maintaining and improving system reliability and increases in financing costs. Consumers has requested that the MPSC eliminate the remainder of rate cross-subsidization of residential rates in a two-step adjustment, eliminate all DSM expenditures after April 1995 and allow recovery of all jurisdictional costs associated with the proposed settlement of the proceedings concerning the operation of the Ludington pumped storage plant ("Ludington") (see Note 12). In January 1995, Consumers filed a request with the MPSC, seeking to adjust its depreciation rates and to reallocate certain portions of its electric production plant to transmission accounts, which if approved would result in a net decrease in depreciation expense of $7 million (see Electric Rate Case discussion in CMS Energy's Management's Discussion and Analysis of Financial Condition and Results of Operations).



     Abandoned Midland Project: In 1991, the MPSC ordered that Consumers could collect $35 million pretax annually for the next 10 years for its abandoned nuclear project. Consumers is amortizing the abandoned assets against current income over the recovery period using an interest method. Consumers was not permitted to earn a return on the portion of the abandoned investment for which the MPSC was allowing recovery. The loss of a return on the amount being recovered is reflected in earnings as accretion income. An after-tax total of $27 million remains to be included in accretion income through April 2001. In December 1994, the Court of Appeals upheld the MPSC orders allowing recovery of the abandoned investment. Consumers and ABATE have appealed this decision to the Michigan Supreme Court. Management cannot predict the outcome of this issue.



     Electric DSM: As a result of settlement discussions regarding DSM and an MPSC order, Consumers agreed to spend $65 million over two years on DSM programs. Consumers completed the customer participation portion of these DSM programs in 1993. Based on the criteria set out in the DSM settlement agreement approved by the MPSC, Consumers has achieved all the agreed-upon objectives. Consumers believes that the MPSC will ultimately allow collection of $11 million of incentive revenue. Accordingly, during 1994, Consumers recognized $11 million in revenue, related to its DSM program. A final order from the MPSC is expected by mid-1995.



     In 1994, as part of Consumers' electric rate case, the MPSC authorized Consumers to recover DSM expenditures which exceeded $65 million and to continue certain programs ($30 million annually) in 1994 through 1996. Consumers is deferring program costs and amortizing the costs over the period these costs are being recovered from customers in accordance with an MPSC accounting order. The unamortized balance of deferred costs totaled $71 million at December 31, 1994 and 1993.



     PSCR Issues: In November 1994, an ALJ issued a proposal for decision in the 1993 PSCR reconciliation proceeding that addressed issues related to an extended refueling and maintenance outage that began at Palisades in June 1993 and ended in November 1993. Consumers conceded that one day of the 1993 outage was unnecessary, while the ALJ found that 22 days of the outage were the result of imprudent actions and

                             CMS ENERGY CORPORATION
recommended a disallowance of $4 million of replacement power costs. While Consumers has taken exception to the ALJ's proposal, it has accrued a loss for this issue for 1994. In addition, from mid-February through mid-June 1994, Palisades took an unscheduled outage to repair valve leakage and conduct other needed inspections and repairs. The 1994 outage will be reviewed as part of the 1994 reconciliation proceeding.



     The Energy Policy Act of 1992 ("Energy Act") imposes an obligation on the utility industry to decommission DOE uranium enrichment facilities. In 1994, the MPSC authorized Consumers to recover through electric rates its required decommissioning payments to the DOE. At December 31, 1994, Consumers' remaining liability and regulatory asset each totaled $25 million.



     Gas Rates: In July 1994, the MPSC approved an agreement previously reached between the MPSC staff and Consumers, to charge $10 million of costs for postretirement benefits against 1994 earnings. The agreement was reached in response to a claim that gas utility business earnings for 1993 were excessive. This charge against earnings partially offsets savings related to reduced state property taxes. The agreement also provides for an additional $4 million of postretirement benefit costs to be charged against 1995 earnings instead of being deferred. As part of the agreement, Consumers filed a gas rate case in December 1994. Consumers requested an increase in its gas rates of $21 million annually. The request, among other things, incorporates cost increases, including costs for postretirement benefits and costs related to Consumers' former manufactured gas plant sites. Consumers requested that the MPSC authorize a 13% rate of return on equity, instead of the currently authorized rate of 13.25%. Consumers expects an MPSC decision in early 1996. Consumers' most recent rate filing for its electric utility business resulted in an approved rate of return on equity of 11.75%.



     GCR Issues: In 1993, the MPSC provided that the price payable to certain intrastate gas producers by Consumers be reduced prospectively. As a result, Consumers was not allowed to recover $13 million of costs incurred prior to February 1993. Consumers previously had accrued a loss in excess of the disallowed amount. Future disallowances are not anticipated, unless appeals filed by the intrastate producers are successful.



     In 1992, the FERC approved a settlement involving Consumers, Trunkline and certain other parties, which resolved numerous claims and proceedings concerning Trunkline liquified natural gas costs. The settlement represents significant gas cost savings for Consumers and its customers in future years. In 1992, Consumers recorded a liability and regulatory asset for the principal amount of payments due Trunkline. In 1993, the MPSC approved a separate settlement agreement providing full recovery of the liability over a five-year period. At December 31, 1994, the remaining liability and regulatory asset were $85 million.



     Estimated losses for certain contingencies discussed in this note have been accrued. Resolution of these contingencies is not expected to have a material impact on the financial statements.



5: INCOME TAXES



     CMS Energy and its subsidiaries (including Consumers) file a consolidated federal income tax return. Income taxes are generally allocated based on each subsidiary's separate taxable income. CMS Energy and Consumers practice full deferred tax accounting for temporary differences.



     CMS Energy uses ITC to reduce current income taxes payable and defers and amortizes ITC over the life of the related property. Any AMT paid generally becomes a tax credit that can be carried forward indefinitely to reduce regular tax liabilities in future periods when regular taxes paid exceed the tax calculated for AMT.

                             CMS ENERGY CORPORATION

     The significant components of income tax expense (benefit) consisted of:



                                                                   YEARS ENDED DECEMBER 31,

                                                                  -----------------------
                                                                  1994     1993     1992
                                                                  ----     ----     -----
                                                                       (IN MILLIONS)
        Current federal income taxes...........................   $ 36     $ 19     $  39
        Deferred income taxes..................................     66       67      (177)
        Deferred income taxes -- tax rate change...............     --       (1)       --
        Deferred ITC, net......................................    (10)     (10)       (8)
                                                                  ----     ----     -----
                                                                  $ 92     $ 75     $(146)
                                                                  ====     ====     =====
        Operating..............................................   $104     $ 92     $  22
        Other..................................................    (12)     (17)     (168)
                                                                  ----     ----     -----
                                                                  $ 92     $ 75     $(146)
                                                                  ====     ====     =====


     The principal components of CMS Energy's deferred tax assets (liabilities) recognized in the balance sheet are as follows:


                                                                        DECEMBER 31,
                                                                    --------------------
                                                                     1994         1993
                                                                    -------      -------
                                                                       (IN MILLIONS)
        Property.................................................   $  (601)     $  (580)
        Unconsolidated investments...............................      (246)        (194)
        Postretirement benefits (Note 10)........................      (179)        (180)
        Abandoned Midland project (Note 4).......................       (51)         (57)
        Employee benefit obligations (includes postretirement
          benefits of $176 and $182 (Note 10)....................       205          204
        AMT carryforward.........................................       154          110
        MCV power purchases -- settlement (Note 3)...............       146          165
        ITC carryforward (expires 2005)..........................        37           48
        Other....................................................       (13)          (8)
                                                                    -------      -------
                                                                    $  (548)     $  (492)
                                                                    =======      =======
        Gross deferred tax liabilities...........................   $(1,661)     $(1,571)
                                                                    -------      -------
        Gross deferred tax assets................................     1,113        1,079
                                                                    -------      -------
                                                                    $  (548)        (492)
                                                                    =======      =======

                             CMS ENERGY CORPORATION

     The actual income tax expense (benefit) differs from the amount computed by applying the statutory federal tax rate to income before income taxes as follows:


                                                                   YEARS ENDED DECEMBER 31,

                                                                   ---------------------
                                                                   1994    1993    1992
                                                                   ----    ----    -----
                                                                       (IN MILLIONS)
        Net income (loss) before preferred dividends............   $203    $166    $(286)
        Income tax expense (benefit)............................     92      75     (146)
                                                                   ----    ----    -----
                                                                    295     241     (432)
        Statutory federal income tax rate.......................   x 35%   x 35%    x 34%
                                                                   ----    ----    -----
        Expected income tax expense (benefit)...................    103      84     (147)
        Increase (decrease) in taxes from:
        Capitalized overheads previously flowed through.........      5       5        5
        Differences in book and tax depreciation not previously
          deferred..............................................      6       6        9
        ITC amortization and utilization........................     (9)    (11)     (11)
        Nonconventional fuel tax credit.........................     (8)     (6)      (4)
        Other, net..............................................     (5)     (3)       2
                                                                   ----    ----    -----
                                                                   $ 92    $ 75    $(146)
                                                                   ====    ====    =====



6: SHORT-TERM FINANCINGS



     In 1994, the FERC granted Consumers' request for authorization to issue or guarantee up to $900 million of short-term debt through December 31, 1996. Consumers has an unsecured $470 million facility and unsecured, committed lines of credit aggregating $185 million that are used to finance seasonal working capital requirements. At December 31, 1994, $170 million and $166 million were outstanding under these facilities at weighted average interest rates of 6.3% and 7.3%, respectively. Consumers has an established $500 million trade receivables purchase and sale program. At December 31, 1994 and 1993, receivables sold under the agreement totaled $275 million and $285 million, respectively. Accounts receivable and accrued revenue in the Consolidated Balance Sheets have been reduced to reflect receivables sold.



7: CAPITALIZATION


CMS ENERGY


     Capital Stock: On March 21, 1995, CMS Energy received shareholders' approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy. This new class of Common Stock, designated Class G Common Stock, is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and MGS (such businesses, collectively, will be attributed to the Consumers Gas Group). The existing CMS Energy Common Stock will continue to be outstanding and is intended to reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock.



     The Articles of Incorporation currently permit CMS Energy to issue up to 250 million shares of common stock at $.01 par value and up to 5 million shares of preferred stock at $.01 par value. If the Certificate of Amendment approved on March 21, 1995, is filed, the number of authorized shares of capital stock would increase from 255 million shares to 320 million shares consisting of 250 million shares of CMS Energy Common Stock, par value $.01 per share, 60 million shares of Class G Common Stock, no par value, and 10 million shares of Preferred Stock, par value $.01 per share. This amendment will not become effective until a Certificate of Amendment is filed with the Michigan Department of Commerce. Such certificate will be filed

                             CMS ENERGY CORPORATION
immediately prior to the first issuance of shares of Class G Common Stock, or issuance of more than 5 million shares of Preferred Stock.



     Under the Credit Facility and the Indentures pursuant to which the GTNs are issued, which currently contain CMS Energy's most restrictive dividend covenants, CMS Energy is permitted to pay, as dividends on its common stock, an amount not to exceed the total of its net income, as defined in the Indentures, and any proceeds received from the issuance or sale of common stock as defined in the agreements and $120 million, provided there exists no event of default under the terms of the Credit Facility or GTNs. The same formula applies to limits available to repurchase or reacquire CMS Energy stock for either the payment of dividends or repurchase of stock.



     In October 1994, CMS Energy filed a shelf-registration statement for the offering and issuance of up to two million shares of common stock. As described in the Commission filing, the shares may be offered and issued in connection with acquisitions of energy-related business and assets. In October 1993, CMS Energy issued an additional 4.6 million shares of common stock at a price of $26 5/8. The net proceeds of $119 million were used to reduce existing debt and for general corporate purposes.



     Long-Term Debt: In October 1992, CMS Energy received proceeds of $130 million and $219 million from the issuance of Series A Senior Deferred Coupon Notes due October 1, 1997 ("Series A Notes") and Series B Senior Deferred Coupon Notes due October 1, 1999 ("Series B Notes") (collectively, the "Notes"), respectively. Interest will accrue and increase the principal to the face value of the Notes through October 1, 1995. After such date, interest will be paid semi-annually commencing April 1, 1996, at a rate of 9.5% per annum for the Series A Notes and 9.875% per annum for the Series B Notes. As of January 31, 1995, $328 million of Notes was outstanding.



     In January 1994, CMS Energy filed a shelf-registration statement with the SEC permitting the issuance and sale of up to $250 million of GTNs. The net proceeds are being used to reduce the amount of Notes outstanding and for general corporate purposes. The GTNs may be offered from time to time on terms to be determined at the time of sale. As of January 31, 1995, $99 million of GTNs was outstanding at a weighted average interest rate of 7.5% and the principal amount of Series B Notes outstanding was reduced by $114 million to a balance of $167 million.



     In July 1994, CMS Energy refinanced its Secured Credit Facility with a new $400 million Credit Facility and extended the termination date to June 30, 1997. As of December 31, 1994, $196 million was outstanding at a weighted average interest rate of 6.8% leaving $204 million available at December 31, 1994.



CONSUMERS



     Capital Stock: During 1994, Consumers issued and sold 8 million shares of Class A Preferred Stock (cumulative, without par value) with an annual dividend of $2.08. Net proceeds to Consumers were $193 million. The stock is redeemable at the option of Consumers, on or after April 1, 1999, at a redemption price of $25 per share plus accrued dividends.



     At December 31, 1992, Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. This action had no effect on CMS Energy's consolidated financial statements.



     First Mortgage Bonds: Consumers secures its first mortgage bonds by a mortgage and lien on substantially all of its property. Consumers' ability to issue and sell securities is restricted by certain provisions in its Mortgage Indenture, Articles and the need for regulatory approvals in compliance with appropriate state and federal law. In the first quarter of 1994, Consumers redeemed first mortgage bonds totaling $101 million. These redemptions completed Consumers' commitment to the MPSC, under a 1993 financing order to refinance certain long-term debt.

                             CMS ENERGY CORPORATION

     Long-Term Bank Debt: In 1994, subsequent to MPSC authorization, Consumers entered into a new $400 million unsecured, variable rate, five-year term loan and subsequently used the proceeds to refinance its then existing long-term, variable rate, credit agreement and to reduce short-term borrowings. At December 31, 1994, the new loan carried a weighted average interest rate of 6.5%. In 1993, Consumers entered into an interest rate swap agreement, exchanging variable-rate interest for a fixed-rate interest of 5.2% on $250 million of its long-term bank debt. The swap agreement hedges the variable rate exposure associated with Consumers' long-term bank debt and had the effect of increasing the weighted average interest rate to 5.3% from 5.0% for the 12-month period ended December 31, 1994. The current swap agreement began to decrease in February 1995 and will terminate by May 1996. In February 1995, Consumers entered into another hedging agreement for $100 million to reduce its exposure to variable rate interest associated with its long-term bank debt.



     Other: Consumers has a total of $131 million of long-term tax-exempt pollution control revenue bonds ("PCRBs") outstanding (secured by irrevocable letters of credit and first mortgage bonds) with a weighted average interest rate of 4.8% as of December 31, 1994.



     In 1994, Consumers received a $100 million equity investment from CMS Energy. The investment was consistent with CMS Energy's plan to improve Consumers' capital structure and was recognized and included in the capitalization structure employed by the MPSC as part of Consumers' most recent electric rate order.



CMS NOMECO



     As of December 31, 1994, CMS NOMECO had total debt outstanding of $129 million. Senior serial notes amounting to $36 million with a weighted average interest rate of 9.4% are outstanding from a private placement. Available existing credit lines total $110 million. At December 31, 1994, $89 million was outstanding at a weighted average interest rate of 7.3%. CMS NOMECO also has $4 million outstanding under other credit agreements.


CMS GENERATION


     In May 1994, MOAPA Energy Limited Partnership ("MOAPA"), a wholly owned affiliate of CMS Generation, redeemed $22 million of Clark County, Nevada tax-exempt bonds. The bonds had been included in current maturities on the balance sheet and the funds held in a trust account had been included as other current assets. The bonds were issued in 1990 for the purpose of providing partial funding for the development of a proposed tires-to- energy solid waste disposal and resource recovery facility which was never constructed.



     In January 1995, CMS Generation entered into a one-year $118 million bridge credit facility, for the acquisition of HYDRA-CO. CMS Energy is currently evaluating permanent financing options.



8: FINANCIAL INSTRUMENTS



     The carrying amounts of cash, short-term investments and current liabilities approximate their fair values due to their short-term nature. The estimated fair values of long-term investments are based on quoted market prices or, in the absence of specific market prices, on quoted market prices of similar investments or other valuation techniques. The carrying amounts of all long-term investments in financial instruments, approximate fair value. The carrying amount of long-term debt was $2.7 billion and $2.4 billion and the fair value of long-term debt was $2.6 billion and $2.6 billion as of December 31, 1994 and 1993, respectively. Although the current fair value of the long-term debt may differ from the current carrying amount, settlement of the reported debt is generally not expected until maturity.



     The fair values of CMS Energy's off-balance-sheet financial instruments are based on the amounts estimated to terminate or settle the instruments. The fair value of interest rate swap agreements was

                             CMS ENERGY CORPORATION

$(5) million and $6 million and guarantees/letters of credit outstanding were $123 million and $96 million as of December 31, 1994 and 1993, respectively (see
Note 7).



     Effective January 1, 1994, CMS Energy adopted SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, which did not materially impact CMS Energy's financial position or results of operations.



9: EXECUTIVE INCENTIVE COMPENSATION



     Under CMS Energy's Performance Incentive Stock Plan, restricted shares of common stock of CMS Energy, stock options and stock appreciation rights may be granted to key employees based on their contributions to the successful management of CMS Energy and its subsidiaries. The plan reserves for award not more than 2% of CMS Energy's common stock outstanding on January 1 each year, less the number of shares of restricted common stock awarded and of common stock subject to options granted under the plan during the immediately preceding four calendar years. Any forfeitures are subject to award under the plan. At December 31, 1994, awards of up to 402,316 shares of common stock may be issued.



     Restricted shares of common stock are outstanding shares with full voting and dividend rights. Performance criteria were added in 1990 based on CMS Energy's total return to shareholders. Shares of restricted common stock cannot be distributed until they are vested and the performance objectives are met. Further, the restricted stock is subject to forfeiture if employment terminates before vesting. If key employees exceed performance objectives, the plan will allow additional awards. Restricted shares vest fully if control of CMS Energy changes, as defined by the plan. At December 31, 1994, 314,856 shares of the 330,356 restricted shares outstanding are subject to performance objectives.



     Consumers' Executive Stock Option and Stock Appreciation Rights Plan, an earlier plan approved by shareholders, remains in effect until all authorized options are granted or September 25, 1995. At December 31, 1994, options for 43,000 shares remained to be granted.


     Under both plans, for stock options and stock appreciation rights, the exercise price on each grant date equaled the closing market price on the grant date. Options are exercisable upon grant and expire up to

                             CMS ENERGY CORPORATION

10 years and one month from date of grant. The status of the restricted stock granted under the Performance Incentive Stock Plan and options granted under both plans follows:


                                                     RESTRICTED
                                                       STOCK                 OPTIONS
                                                     ----------    ----------------------------
                                                      NUMBER         NUMBER           PRICE
                                                     OF SHARES      OF SHARES       PER SHARE
                                                     ----------    ---------    ---------------
        Outstanding at January 1, 1992............     275,063     1,291,091    $ 7.13 - $34.25
          Granted.................................     101,000       215,000    $17.13 - $18.00
          Exercised or Issued.....................     (37,422)      (21,000)   $13.00 - $16.00
          Canceled................................     (15,375)      (50,000)   $20.50 - $33.88
                                                     ----------    ---------    ---------------
        Outstanding at December 31, 1992..........     323,266     1,435,091    $ 7.13 - $34.25
          Granted.................................     132,000       249,000    $25.13 - $26.25
          Exercised or Issued.....................     (54,938)     (152,125)   $ 7.13 - $21.13
          Canceled................................     (84,141)      (33,000)   $20.50 - $33.88
                                                     ----------    ---------    ---------------
        Outstanding at December 31, 1993..........     316,187     1,498,966    $ 7.13 - $34.25
          Granted.................................     133,500       273,000    $21.25 - $22.38
          Exercised or Issued.....................     (39,361)     (158,300)   $ 7.13 - $22.00
          Canceled................................     (79,970)     (123,000)   $26.25 - $33.88
                                                     ----------    ---------    ---------------
        Outstanding at December 31, 1994..........     330,356     1,490,666    $ 7.13 - $34.25
                                                     ----------    ---------    ---------------



10: RETIREMENT BENEFITS



     Postretirement Benefit Plans Other Than Pensions: CMS Energy and its subsidiaries adopted SFAS 106, Employers' Accounting for Postretirement Benefits Other than Pensions, effective as of the beginning of 1992 and Consumers recorded a liability of $466 million for the accumulated transition obligation and a corresponding regulatory asset for anticipated recovery in utility rates (see Note 18). CMS Energy's non-utility subsidiaries expensed their accumulated transition obligation liability. The amount of such transition obligation is not material to the presentation of the consolidated financial statements or significant to CMS Energy's total transition obligation. Both the MPSC and FERC have generally allowed recovery of SFAS 106 costs. The MPSC's generic order allows utilities three years to seek recovery of costs. In May 1994, the MPSC authorized recovery of the electric utility portion of these costs over 18 years. In December 1994, Consumers requested recovery of the gas utility portion of these costs (see Note 4). CMS Energy funds the benefits using external Voluntary Employee Beneficiary Associations. Funding of the health care benefits coincides with Consumers' recovery in rates. A portion of the life insurance benefits have previously been funded.



     Retiree health care costs at December 31, 1994, are based on the assumption that costs would increase 10% in 1995, then decrease gradually to 6% in 2004 and thereafter. The health care cost trend rate assumption significantly affects the amounts reported. For example, a 1 percentage point increase in each year's estimated health care cost assumption would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $85 million and the aggregate of the service and interest cost components of net periodic postretirement benefit costs for 1994 by $10 million.



     For the years ended December 31, 1994, 1993 and 1992, the weighted average discount rate was 8%, 7.25% and 8%, respectively, and the expected long-term rate of return on plan assets was 7%, 8.5% and 8.5%, respectively. Net periodic postretirement benefit cost for health care benefits and life insurance benefits was $54 million in 1994, $51 million in 1993 and $49 million in 1992. The 1994, 1993 and 1992 cost was comprised of $13 million, $13 million and $10 million for service plus $41 million, $38 million and $39 million for interest, respectively.

                             CMS ENERGY CORPORATION

     The funded status of the postretirement benefit plans is reconciled with the liability recorded at December 31 as follows:


                                                                        1994      1993
                                                                        -----     -----
                                                                         (IN MILLIONS)
        Actuarial present value of estimated benefits
          Retirees...................................................   $ 338     $ 282
          Eligible for retirement....................................      44        54
          Active (upon retirement)...................................     170       190
                                                                        -----     -----
        Accumulated postretirement benefit obligation................     552       526
        Plan assets at fair value....................................      36         4
                                                                        -----     -----
        Projected postretirement benefit obligation in excess of plan
          assets.....................................................    (516)     (522)
        Unrecognized prior service cost..............................     (39)      (39)
        Unrecognized net loss........................................      35        41
                                                                        -----     -----
        Recorded liability...........................................   $(520)    $(520)
                                                                        =====     =====



     CMS Energy's postretirement health care plan is partially funded; the accumulated postretirement benefit obligation for that plan is $536 million and $514 million at December 31, 1994 and 1993, respectively.



     Supplemental Executive Retirement Plan: Certain management employees qualify under the SERP. SERP benefits, which are based on an employee's years of service and earnings as defined in the SERP, are paid from a trust established and funded in 1988. Because the SERP is not a qualified plan under the Internal Revenue Code, earnings of the trust are taxable and trust assets are included in consolidated assets. At December 31, 1994 and 1993, trust assets at cost (which approximates market) were $19 million and $18 million, respectively, and were classified as other non-current assets.



     Defined Benefit Pension Plan: A trusteed, non-contributory, defined benefit Pension Plan covers substantially all employees. The benefits are based on an employee's years of accredited service and earnings, as defined in the plan, during an employee's five highest years of earnings. Because the plan is fully funded, no contributions were made for plan years 1992 through 1994.



                                                                  YEARS ENDED DECEMBER 31,
                                                                  ------------------------
                                                                  1994      1993      1992
                                                                  ----      ----      ----
        Discount rate..........................................    8.0%     7.25%      8.5%
        Rate of compensation increase..........................    4.5%      4.5%      5.5%
        Expected long-term rate of return on assets............   9.25%     8.75%     8.75%


     Net Pension Plan and SERP costs consisted of:


                                                                YEARS ENDED DECEMBER 31,
                                                                ------------------------
                                                                1994      1993      1992
                                                                ----      ----      ----
                                                                     (IN MILLIONS)
        Service cost.........................................   $ 24      $ 19      $ 19
        Interest cost........................................     51        50        48
        Actual return on plan assets.........................     21       (92)      (36)
        Net amortization and deferral........................    (85)       34       (20)
                                                                ----      ----      ----
        Net periodic pension cost............................   $ 11      $ 11      $ 11
                                                                ====      ====      ====

                             CMS ENERGY CORPORATION

     The funded status of the Pension Plan and SERP reconciled to the pension liability recorded at December 31 was:


                                                                     PENSION PLAN        SERP
                                                                     ------------    ------------
                                                                     1994    1993    1994    1993
                                                                     ----    ----    ----    ----
                                                                            (IN MILLIONS)
Actuarial present value of estimated benefits
  Vested..........................................................   $421    $471    $ 17    $ 16
  Non-vested......................................................     61      56      --      --
                                                                     ----    ----    ----    ----
Accumulated benefit obligation....................................    482     527      17      16
Provision for future pay increases................................    154     138      11       8
                                                                     ----    ----    ----    ----
Projected benefit obligation......................................    636     665      28      24
Plan assets (primarily stocks and bonds, including $79 in 1994 and
  $87 in 1993 in common stock of CMS Energy) at fair value........    637     692      --      --
                                                                     ----    ----    ----    ----
Projected benefit obligation less than (in excess of) plan
  assets..........................................................      1      27     (28)    (24)
Unrecognized net (gain) loss from experience different than
  assumed.........................................................    (35)    (56)      5       8
Unrecognized prior service cost...................................     40      45       2      (1)
Unrecognized net transition (asset) obligation....................    (39)    (44)      1       1
                                                                     ----    ----    ----    ----
Recorded liability................................................   $(33)   $(28)   $(20)   $(16)
                                                                     ====    ====    ====    ====



     Beginning January 1, 1986, the amortization period for the Pension Plan's unrecognized net transition asset is 16 years and 11 years for the SERP's unrecognized net transition obligation. Prior service costs are amortized on a straight-line basis over the average remaining service period of active employees.



11: LEASES



     CMS Energy, Consumers, and Enterprises lease various assets, including vehicles, aircraft, construction equipment, computer equipment, nuclear fuel and buildings. Consumers' nuclear fuel capital leasing arrangement is scheduled to expire in November 1996. The maximum amount of nuclear fuel that can be leased increased during 1994 to $80 million. The lease provides for an additional one-year extension upon mutual agreement by the parties. Upon termination of the lease, the lessor would be entitled to a cash payment equal to its remaining investment, which was $59 million as of December 31, 1994. Consumers is responsible for payment of taxes, maintenance, operating costs, and insurance.



     Minimum rental commitments under CMS Energy's non-cancelable leases at December 31, 1994, were:



                                                                        CAPITAL    OPERATING
                                                                        LEASES      LEASES
                                                                        -------    ---------
                                                                           (IN MILLIONS)
        1995.........................................................     $ 50        $10
        1996.........................................................       60          6
        1997.........................................................       17          5
        1998.........................................................       15          5
        1999.........................................................       12          4
        2000 and thereafter..........................................       21         20
                                                                           ---        ---
        Total minimum lease payments.................................      175        $50
                                                                           ===        ===
        Less imputed interest........................................       24
                                                                           ---
        Present value of net minimum lease payments..................      151
        Less current portion.........................................       43
                                                                           ---
        Non-current portion..........................................     $108
                                                                          ====

                             CMS ENERGY CORPORATION

     Consumers recovers these charges from customers and accordingly charges payments for its capital and operating leases to operating expense. Operating lease charges, including charges to clearing and other accounts as of December 31, 1994, 1993 and 1992, were $10 million, $10 million and $15 million, respectively.



     Capital lease expenses for the years ended December 31, 1994, 1993 and 1992 were $43 million, $34 million and $47 million, respectively. Included in these amounts for the years ended 1994, 1993 and 1992, are nuclear fuel lease expenses of $21 million, $13 million and $17 million, respectively.



12: COMMITMENTS, CONTINGENCIES AND OTHER



     Ludington Pumped Storage Plant: In 1994, Consumers, Detroit Edison, the Attorney General, the DNR and certain other parties, signed an agreement in principle designed to resolve all legal issues associated with fish mortality at Ludington. The proposed settlement, which allows for continued operation of the plant through the end of its FERC license, will require Consumers and Detroit Edison to continue using a seasonal barrier net as well as monitoring new technology which may further reduce fish loss at the plant. The proposed settlement also requires Consumers to make annual payments to the Great Lakes Fishery Trust, develop and improve certain recreational areas and convey certain undeveloped land to the State of Michigan and the Great Lakes Fishery Trust. Upon approval of the settlement agreement, Consumers will transfer land (with an original cost of $9 million and a fair market value in excess of $20 million), make an initial payment of approximately $3 million and incur approximately $1 million of expenditures related to recreational improvements. Future annual payments of approximately $1 million are also anticipated over the next 24 years and are intended to enhance the fishery resources of the Great Lakes. The agreement is subject to the MPSC permitting Consumers to recover all such settlement costs from electric customers, and approval by the FERC.



     The proposed settlement would resolve two lawsuits filed by the Attorney General in 1986 and 1987 on behalf of the State of Michigan. In one, the state sought $148 million (including $16 million of interest) for past injuries and $89,000 per day for future injuries, reduced only upon installation of "adequate" fish barriers and other changed conditions. Each year, a barrier net is installed at Ludington by Consumers and Detroit Edison from April to October. In the other, the Attorney General sought to have Ludington's bottomlands lease declared void.



     Environmental Matters: Consumers is a so-called "Potentially Responsible Party" at several sites being administered under Superfund. Although Superfund liability is joint and several, along with Consumers, there are numerous credit-worthy, potentially responsible parties with substantial assets cooperating with respect to the individual sites. Based upon past negotiations, Consumers estimates its total liability will average less than 4% of the estimated total site remediation costs, and such liability will probably not exceed $6 million. At December 31, 1994, Consumers has accrued a liability for its estimated losses. Consumers and CMS Energy believe that it is unlikely that their liability at any of the known Superfund sites, individually or in total, will have a material adverse effect on their financial positions or results of operations.



     Under the Environmental Response Act, Consumers expects that it will ultimately incur investigation and remedial action costs at a number of sites, including some of the 23 sites that formerly housed manufactured gas plant facilities, even those in which it has a partial or no current ownership interest. Parties other than Consumers with current or former ownership interests may also be considered liable for site investigations and remedial actions. There is limited knowledge of manufactured gas plant contamination at these sites at this time.



     Consumers has prepared plans for remedial investigation/feasibility studies for several of these former manufactured gas plant sites to define the nature and extent of contamination at these sites and to determine which of several possible remedial action alternatives, including no action, may be required under the

                             CMS ENERGY CORPORATION

Environmental Response Act. The DNR has approved three of four plans for remedial investigation/feasibility studies submitted by Consumers.



     The findings for the first remedial investigation indicate that the expenditures for remedial action at this site are likely to be minimal. However, Consumers does not believe that a single site is representative of all of the sites. Data available to Consumers and its continued internal review have resulted in an estimate for all costs related to investigation and remedial action for all 23 sites of between $48 million and $112 million. These estimates are based on undiscounted 1994 costs. At December 31, 1994, Consumers has accrued a liability of $48 million. Any significant change in assumptions such as remediation technique, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites.



     Consumers requested recovery and deferral of certain investigation and remedial action costs in its gas rate case filed in 1994. Consumers and CMS Energy believe that remedial action costs are recoverable in rates as the MPSC in 1993 addressed the question of recovery of investigation and remedial action costs for another Michigan gas utility as part of a gas rate case. In order to be recoverable in rates, prudent costs must be approved in a rate case. Any costs amortized in years prior to filing a rate case may not be recoverable. The MPSC has approved similar deferred accounting requests by two other Michigan utilities relative to investigation and remedial action costs. Accordingly, Consumers has recorded a regulatory asset for the accrued liability that was established for these estimated remedial action costs. Consumers has initiated discussions with certain insurance companies regarding coverage for some or all of the costs which may be incurred for these sites.



     The federal Clean Air Act contains provisions that limit emissions of sulfur dioxide and nitrogen oxides and require enhanced emissions monitoring. All of Consumers' coal-fueled electric generating units burn low-sulfur coal and are presently operating at or near the sulfur dioxide emission limits which will be effective in the year 2000. Beginning in 1995, certain coal-fueled generating units will receive emissions allowances (all of Consumers' coal units will receive allowances beginning in the year 2000). Based on projected emissions from these units, Consumers expects to have excess allowances which may be sold or saved for future use. The Clean Air Act's provisions required Consumers to make capital expenditures totaling $25 million to install equipment at certain generating units. Consumers estimates capital expenditures for in-process and possible modifications at other coal-fired units to be an additional $50 million by the year 2000. Final acid rain program nitrogen oxide regulations specifying the controls to be installed at the other coal-fired units are not expected earlier than 1996. Management believes that Consumers' annual operating costs will not be materially affected.



     Capital Expenditures: CMS Energy estimates capital expenditures, including investments in unconsolidated subsidiaries, DSM and new lease commitments, of $939 million for 1995, $647 million for 1996 and $627 million for 1997. Capital expenditures for 1995 include requirements of $197 million for acquisitions which commenced in 1994 but did not close until 1995.



     Commitments for Coal and Gas Supplies: Consumers has entered into coal supply contracts with various suppliers for its coal-fired generating stations. These contracts have expiration dates that range from 1995 to 2004. Consumers contracts for approximately 60 - 70% of its annual coal requirements which in 1994 totaled $261 million (63% was under long-term contracts). Consumers supplements its long-term contracts with spot-market purchases to fulfill its coal needs.



     Consumers has entered into gas supply contracts with various suppliers for its natural gas business. These contracts have expiration dates that range from 1995 to 2003. Consumers contracts for approximately 70 - 80% of its annual gas requirements which in 1994 totaled $662 million (83% was under long-term contracts). Consumers supplements its long-term contracts with spot-market purchases to fulfill its gas needs.

                             CMS ENERGY CORPORATION

     Public Utility Holding Company Act Exemption: CMS Energy is exempt from registration under PUHCA. However, the Attorney General and the MMCG have asked the Commission to revoke CMS Energy's exemption from registration under PUHCA. In 1992, the MPSC filed a statement with the Commission recommending that CMS Energy's current exemption be revoked and a new exemption be issued conditioned upon certain reporting and operating requirements. If CMS Energy were to lose its current exemption, it would become more heavily regulated by the Commission; Consumers could ultimately be forced to divest either its electric or gas utility business; and CMS Energy could be restricted from conducting businesses that are not functionally related to the conduct of its utility business as determined by the Commission. CMS Energy is opposing this request and believes it will maintain its current exemption from registration under PUHCA.



     Other: As of December 31, 1994 CMS Energy and Enterprises have guaranteed up to $117 million in contingent obligations of unconsolidated affiliates of Enterprises' subsidiaries.



     CMS NOMECO has hedging arrangements which are used to reduce the risk of price fluctuations for its spot sales of oil and gas. These arrangements limit potential gains/losses from any future decrease/increase in the spot prices.



     CMS NOMECO periodically enters into oil and gas price hedging arrangements to mitigate its exposure to price fluctuations on the sale of crude oil and natural gas. As of December 31, 1993, CMS NOMECO was party to gas price collar contracts on 7.3 Bcf of gas for the delivery months of January through December 1994 at prices ranging from $2.05 to $2.30 per million British thermal units ("MMBtu"). Also, CMS NOMECO has contracts on 7.3 Bcf of gas for the delivery months of January through December 1995 at prices ranging from $2.05 to $2.35 per MMBtu. These hedging arrangements are accounted for as hedges; accordingly, any gains or losses are deferred and recognized on the settlement dates. As of December 31, 1993 and December 31, 1994, the fair value of these hedge arrangements was not materially different than the book value.



     CMS NOMECO also has one arrangement which is used to fix the prices that CMS NOMECO will pay to supply gas for the years 2001 -- 2006 by purchasing the economic equivalent of 10,000 MMBtu per day at a fixed, escalated price starting at $2.82 per MMBtu in 2001. The settlement periods are each a one-year period ending December 31, 2001 through 2006 on 3.65 MMBtu. If the "floating price," essentially the then current Gulf Coast spot price, for a period is higher than the "fixed price," the seller pays CMS NOMECO the difference, and vice versa. If a party's exposure at any time exceeds $2 million, that party is required to obtain a letter of credit in favor of the other party for the excess over $2 million and up to $10 million. At December 31, 1994 and December 31, 1993, the seller had arranged a letter of credit in CMS NOMECO's favor for $3 million and $10 million, respectively.



     Consumers has experienced increases in the number of lawsuits filed against it relating to so-called stray voltage. Claimants contend that stray voltage results when small electrical currents present in grounded electrical systems are diverted from their intended path. Consumers maintains a policy of investigating all customer calls regarding stray voltage and working with customers to address their concerns including, when necessary, modifying the grounding of the customer's service. At January 31, 1995, Consumers had 81 separate stray voltage lawsuits pending.



     In addition to the matters disclosed in these notes, Consumers and certain other subsidiaries of CMS Energy are parties to certain lawsuits and administrative proceedings before various courts and governmental agencies, arising from the ordinary course of business involving personal injury and property damage, contractual matters, environmental issues, federal and state taxes, rates, licensing and other matters.



     The ultimate effect of the proceedings discussed in this note is not expected to have a material impact on CMS Energy's financial position or results of operations.

                             CMS ENERGY CORPORATION

13: NUCLEAR MATTERS



     In 1993, the NRC approved the design of the spent fuel dry storage casks now being used by Consumers at Palisades. Subsequently, the Attorney General and certain other parties attempted to block Consumers' use of the storage casks, alleging that the NRC had failed to comply adequately with the procedural requirements of the Atomic Energy Act and the National Environmental Policy Act. In January 1995, the U.S. Sixth Circuit Court of Appeals rejected these allegations and upheld the NRC's rulemaking action. The court found that the NRC's environmental assessment satisfied National Environmental Policy Act requirements, and that a site-specific environmental analysis concerning the use and operation of the storage casks at Palisades was not required. As of February 28, 1995, Consumers had loaded nine dry storage casks with spent nuclear fuel and expects to load four additional casks prior to Palisades' 1995 refueling.



     In the latter part of 1995, Consumers plans to unload and replace one of the loaded casks. In a review of the cask manufacturer's quality assurance program, Consumers detected indications of minor flaws in welds in the steel liner of one of the loaded casks. Although testing has not disclosed any leakage, Consumers has nevertheless decided to remove the spent fuel and insert it in another cask. Consumers has examined radiographs for all of its casks and has found all other welds acceptable. In order to address concerns raised subsequent to the initial cask loading, Consumers and the NRC each analyzed the effects of seismic and other natural hazards on the support pad on which the casks are placed, and concluded that the pad location is acceptable to support the casks.



     The Low-Level Radioactive Waste Policy Act encourages the respective states, individually or in cooperation with each other, to be responsible for the disposal of low-level radioactive waste. Currently, a low-level waste site does not exist in Michigan, and no other states' repositories are available to Michigan generators of such waste. Consumers stores low-level waste at its nuclear plant sites and plans to continue to do so following final shutdown of the plants, if necessary, until a permanent storage site is provided. Consumers currently estimates that a permanent low-level radioactive waste disposal site will be available by the year 2027.



     Consumers maintains insurance coverage against property damage, debris removal, personal injury liability and other risks that are present at its nuclear generating facilities. If certain loss events occur at its own or other nuclear plants similarly insured, Consumers could be required to pay maximum assessments of: $33 million in any one year to Nuclear Mutual Limited and Nuclear Electric Insurance Ltd.; $79 million per event under the nuclear liability secondary financial protection program, limited to $10 million per event in any one year; and $6 million in the event of nuclear workers claiming bodily injury from radiation exposure. Consumers considers the possibility of these assessments to be remote.



     In November 1993, Palisades returned to service following a planned refueling and maintenance outage that had been extended due to several unanticipated repairs (see Note 4). The results of an NRC review of Consumers' performance at Palisades published shortly after the planned outage showed a decline in performance ratings for the plant. To provide NRC senior management with a more in-depth assessment of plant performance, the NRC conducted a diagnostic evaluation inspection at Palisades. The inspection, completed in June 1994, found certain performance, operational and management deficiencies at Palisades. The NRC acknowledged that the new Palisades senior management team, in place since early 1994, had recognized and begun to address the deficiencies. In August 1994, Consumers filed its response to the NRC's diagnostic evaluation report and included both short- and long-term enhancements planned to improve Palisades' performance. Acceptable performance at Palisades will require continuing performance improvements and additional expenditures at the plant, which have been included in Consumers' total planned levels of expenditures.



     As an NRC licensee, Consumers is required to make certain calculations and report to the NRC about the continuing ability of the Palisades reactor vessel to withstand postulated "pressurized thermal shock"

                             CMS ENERGY CORPORATION
events during its remaining license life, in light of the embrittlement of reactor vessel materials over time due to operation in a radioactive environment. If the results of the calculation indicate that an NRC temperature screening criterion will be exceeded, Consumers must determine what, if any, plant modifications are necessary to avoid exceeding the screening criterion and prevent potential reactor vessel failure as a result of postulated pressurized thermal shock events. Analysis of recent data from testing of similar materials indicates that the Palisades reactor vessel could exceed the screening criterion prior to the year 2000. Consumers is continuing to analyze alternative means to permit continued operation of Palisades to the end of its license life in the year 2007. It is currently estimated that expenditures for corrective action related to this issue could total $20 million to $30 million. Consumers cannot predict the outcome of these efforts.



14: JOINTLY OWNED UTILITY FACILITIES



     Consumers is responsible for providing its share of financing for the jointly owned facilities. The following table indicates the extent of Consumers' investment in jointly owned utility facilities:



                                                                           DECEMBER 31,
                                                                           ------------
                                                                           1994    1993
                                                                           ----    ----
                                                                          (IN MILLIONS)
        Net investment
          Ludington -- 51%..............................................   $119    $114
          Campbell Unit 3 -- 93.3%......................................    337     349
          Transmission lines -- various.................................     31      32
        Accumulated depreciation
          Ludington.....................................................   $ 76    $ 74
          Campbell Unit 3...............................................    224     210
          Transmission lines............................................     11      11



15: SUPPLEMENTAL CASH FLOW INFORMATION



     For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Other cash flow activities and non-cash investing and financing activities for the years ended December 31 were:



                                                                     1994    1993    1992
                                                                     ----    ----    ----
                                                                        (IN MILLIONS)
        Cash transactions
          Interest paid (net of amounts capitalized)..............   $162    $193    $203
          Income taxes paid (net of refunds)......................     39      32      19
        Non-cash transactions
          Nuclear fuel placed under capital lease.................   $ 21    $ 28    $ 30
          Other assets placed under capital leases................     15      30      39
          Capital leases refinanced...............................     --      42      --
          Assumption of debt......................................     --      --      15

                             CMS ENERGY CORPORATION

     Changes in other assets and liabilities as shown on the Consolidated Statements of Cash Flows at December 31 are described below:



                                                                    1994    1993    1992
                                                                    ----    ----    -----
                                                                        (IN MILLIONS)
        Sale of receivables, net.................................   $(10)   $ 60    $  25
        Accounts receivable......................................    (15)     22        6
        Accrued revenue..........................................     20     (48)      88
        Inventories..............................................     (4)    (32)      23
        Accounts payable.........................................     26     (31)      20
        Accrued refunds..........................................     (3)    (49)    (143)
        Other current assets and liabilities, net................      4      (4)      46
        Non-current deferred amounts, net........................     (6)     (6)     (40)
                                                                    ----    ----    -----
                                                                    $ 12    $(88)   $  25
                                                                    ====    ====    =====

                             CMS ENERGY CORPORATION

16: REPORTABLE SEGMENTS



     CMS Energy operates principally in the following five business segments: electric utility, gas utility, oil and gas exploration and production, independent power production, and natural gas pipeline, storage and marketing.


     The Consolidated Statements of Income show operating revenue and pretax operating income by business segment. Other segment information follows:


                                                                       YEARS ENDED DECEMBER 31,
                                                                     ----------------------------
                                                                      1994       1993       1992
                                                                     ------     ------     ------
                                                                            (IN MILLIONS)
Depreciation, depletion and amortization
  Electric utility................................................   $  257     $  241     $  230
  Gas utility.....................................................       76         73         76
  Oil and gas exploration and production..........................       41         45         38
  Independent power production....................................        2          2          2
  Natural gas pipeline, storage and marketing.....................        2          1          1
  Other...........................................................        1          2         --
                                                                     ------     ------     ------
                                                                     $  379     $  364     $  347
                                                                     ======     ======     ======
Identifiable assets
  Electric utility(a)(b)..........................................   $4,364     $4,100     $3,845
  Gas utility(b)..................................................    1,673      1,628      1,574
  Oil and gas exploration and production..........................      469        398        364
  Independent power production....................................      536        488        333
  Natural gas pipeline, storage and marketing.....................      109         75         60
  Other...........................................................      233        275        672
                                                                     ------     ------     ------
                                                                     $7,384     $6,964     $6,848
                                                                     ======     ======     ======
Capital expenditures(d)(e)
  Electric utility(c).............................................   $  358     $  403     $  390
  Gas utility(c)..................................................      134        158        116
  Oil and gas exploration and production..........................      115         83         68
  Independent power production....................................       30        110         12
  Natural gas pipeline, storage and marketing.....................       31         14          6
  Other...........................................................        5         --          2
                                                                     ------     ------     ------
                                                                     $  673     $  768     $  594
                                                                     ======     ======     ======


- -------------------------

(a) Includes abandoned Midland investment of $147 million, $162 million and $175 million for 1994, 1993 and 1992, respectively.



(b) Amounts include an attributed portion of Consumers' other common assets to both the electric and gas utility businesses.



(c) Includes capital leases for nuclear fuel and other assets and electric DSM costs (see Statement of Cash Flows). Amounts also include an attributed portion of Consumers' capital expenditures for plant and equipment common to both the electric and gas utility businesses.



(d) Includes equity investments in unconsolidated partnerships of $53 million for 1994, $108 million for 1993 and $12 million for 1992.



(e) Certain prior year amounts have been adjusted for comparative purposes.

                             CMS ENERGY CORPORATION

17: EFFECTS OF THE RATEMAKING PROCESS



     The following regulatory assets (liabilities) which include both current and non-current amounts, are reflected in the Consolidated Balance Sheets. These assets represent probable future revenue to Consumers associated with certain incurred costs as these costs are recovered through the ratemaking process.



                                                                         DECEMBER 31,
                                                                      ------------------
                                                                       1994        1993
                                                                      ------      ------
                                                                        (IN MILLIONS)
        Postretirement benefits (Note 10)..........................   $  503      $  510
        Income taxes (Note 5)......................................      189         189
        Abandoned Midland project (Note 4).........................      147         162
        Trunkline settlement (Note 4)..............................       85         117
        DSM -- deferred costs (Note 4).............................       71          71
        Manufactured gas plant sites (Note 12).....................       47          --
        Power purchase contract (Note 3)...........................       30          --
        Uranium enrichment facility (Note 4).......................       25          33
        Other......................................................       31          39
                                                                      ------      ------
             Total regulatory assets...............................   $1,128      $1,121
                                                                      ======      ======
        Income taxes (Note 5)......................................   $ (205)     $ (195)
        DSM -- deferred revenue....................................      (21)        (17)
                                                                      ------      ------
             Total regulatory liabilities..........................   $ (226)     $ (212)
                                                                      ======      ======



     At December 31, 1994, $864 million of Consumers' regulatory assets are being recovered through rates being charged to customers over periods of up to 18 years. Consumers anticipates MPSC approval for recovery of the remaining amounts.



     Consumers is experiencing increased competition, particularly in its electric utility business. Municipalization and self-generation, among other forms of competition, could restrict Consumers' ability to establish rates sufficient to recover specific costs associated with its regulatory assets.

                             CMS ENERGY CORPORATION

18: SUMMARIZED FINANCIAL INFORMATION OF SIGNIFICANT RELATED ENERGY SUPPLIER



     Under the PPA with the MCV Partnership discussed in Note 3, Consumers' 1994 obligation to purchase electric capacity from the MCV Partnership was approximately 15% of Consumers' owned and contracted capacity. Summarized financial information of the MCV Partnership follows:


STATEMENTS OF INCOME


                                                                         YEARS ENDED
                                                                         DECEMBER 31,
                                                                     --------------------
                                                                     1994    1993    1992
                                                                     ----    ----    ----
                                                                        (IN MILLIONS)
        Operating revenue(a)......................................   $579    $548    $488
        Operating expenses........................................    378     362     315
                                                                     ----    ----    ----
        Operating income..........................................    201     186     173
        Other expense, net........................................    183     189     190
                                                                     ----    ----    ----
        Net income (loss).........................................   $ 18    $ (3)   $(17)
                                                                     ====    ====    ====


BALANCE SHEETS


                                                                          DECEMBER 31,
                                                                        ----------------
                                                                         1994      1993
                                                                        ------    ------
                                                                         (IN MILLIONS)
        ASSETS
        Current assets(a)............................................   $  206    $  181
        Property, plant and equipment, net...........................    2,012     2,073
        Other assets.................................................      154       146
                                                                        ------    ------
                                                                        $2,372    $2,400
                                                                        ======    ======
        LIABILITIES AND PARTNERS' EQUITY
        Current liabilities..........................................   $  218    $  198
        Long-term debt and other non-current liabilities(b)..........    2,081     2,147
        Partners' equity(c)..........................................       73        55
                                                                        ------    ------
                                                                        $2,372    $2,400
                                                                        ======    ======


- -------------------------

(a) Revenue from Consumers totaled $534 million, $505 million and $444 million for 1994, 1993 and 1992, respectively. At December 31, 1994, 1993 and 1992,
    $48 million, $44 million and $38 million, respectively, were receivable from Consumers.



(b) FMLP is a beneficiary of an owner trust that is the lessor in a long-term direct finance lease with the lessee, MCV Partnership. CMS Holdings holds a 46.4% ownership interest in FMLP (see Note 3). At December 31, 1994 and 1993, lease obligations of $1.7 billion were owed to the owner trust of which FMLP is the sole beneficiary. CMS Holdings' share of the interest and principal portion for the 1994 lease payments was $62 million and $20 million, respectively, and for the 1993 lease payments was $63 million and $16 million, respectively. The lease payments service $1.2 billion in non-recourse debt outstanding as of December 31, 1994 and 1993 of the owner-trust whose beneficiary is FMLP. FMLP's debt is secured by the MCV Partnership's lease obligations, assets, and operating revenues. For 1994 and 1993, the owner-trust whose beneficiary is FMLP made debt payments of $175 million and $172 million, respectively. The 1993 amounts included $10 million of principal and $25 million of interest on the MCV Bonds held by Consumers through December 1993.



(c) CMS Midland's recorded investment in the MCV Partnership includes capitalized interest, which is being amortized to expense over the life of its investment in the MCV Partnership.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


                                                                               AMOUNT
                                                                              --------
        Filing fee -- Securities and Exchange Commission...................   $ 68,966
        Listing on New York Stock Exchange.................................     30,000*
        Preparation of Stock Certificates..................................      1,000*
        Printing and Engraving.............................................    150,000*
        Services of counsel................................................    350,000*
        Services of independent public accountants, Arthur Anderson LLP....     50,000*
        Rating Agency Fees.................................................    100,000*
        Trustees Fees......................................................     15,000*
        Blue Sky fees and expenses.........................................     10,000*
        Miscellaneous......................................................     20,000*
                                                                              --------
          Total............................................................   $794,966
                                                                              ========


- -------------------------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The following resolution was adopted by the Board of Directors of CMS Energy on May 6, 1987:

          RESOLVED: That effective March 1, 1987 the Corporation shall indemnify to the full extent permitted by law every person (including the estate, heirs and legal representatives of such person in the event of the decease, incompetency, insolvency or bankruptcy of such person) who is or was a director, officer, partner, trustee, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all liability, costs, expenses, including attorneys' fees, judgments, penalties, fines and amounts paid in settlement, incurred by or imposed upon the person in connection with or resulting from any claim or any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative, investigative or of whatever nature, arising from the person's service or capacity as, or by reason of the fact that the person is or was, a director, officer, partner, trustee, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such right of indemnification shall not be deemed exclusive of any other rights to which the person may be entitled under statute, bylaw, agreement, vote of shareholders or otherwise.


     CMS Energy's Bylaws provide:



          The Corporation may purchase and maintain liability insurance, to the full extent permitted by law, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity.


     Article IX of the Articles of Incorporation reads:

          A director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of duty as a director except
     (i) for a breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for a violation of Section 551(l) of the Michigan Business Corporation Act, and
     (iv) any action from which the director derived an improper personal benefit. No amendment to or repeal of this Article IX, and no modification to its provisions by law, shall apply to, or have any effect upon, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or modification.

     Article X of the Articles of Incorporation reads:

          Each director and each officer of the Corporation shall be indemnified by the Corporation to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the defense of any proceeding in which he or she was or is a party or is threatened to be made a party by reason of being or having been a director or an officer of the Corporation. Such right of indemnification is not exclusive of any other rights to which such director or officer may be entitled under any now or thereafter existing statute, any other provision of these Articles, bylaw, agreement, vote of shareholders or otherwise. If the Business Corporation Act of the State of Michigan is amended after approval by the shareholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Business Corporation Act of the State of Michigan, as so amended. Any repeal or modification of this
     Article X by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

     Sections 561 through 571 of the Michigan Business Corporation Act provides as follows:

          Sec. 561. A corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

          Sec. 562. A corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders. Indemnification shall not be made for a claim, issue, or matter in which the person has been found liable to the corporation except to the extent authorized in section 564c.

          Sec. 563. To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of an action, suit, or proceeding referred to in section 561 or 562, or in defense of a claim, issue, or matter in the action, suit, or proceeding, he or she shall be indemnified against actual and reasonable expenses, including attorneys' fees, incurred by him or her in connection with the action, suit, or proceeding and an action, suit, or proceeding brought to enforce the mandatory indemnification provided in this subsection.

          Section 564a. (1) An indemnification under section 561 or 562, unless ordered by the court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in sections 561 and 562 and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. This determination and evaluation shall be made in any of the following ways:

             (a) By a majority vote of a quorum of the board consisting of directors who are not parties or threatened to be made parties to the action, suit, or proceeding.

             (b) If a quorum cannot be obtained under subdivision (a), by majority vote of a committee duly designated by the board and consisting solely of 2 of more directors not at the time parties or threatened to be made parties to the action, suit, or proceeding.

             (c) By independent legal counsel in a written opinion, which counsel shall be selected in 1 of the following ways:

                (i) By the board or its committee in the manner prescribed in subdivision (a) or (b).

                (ii) If a quorum of the board cannot be obtained under subdivision (a) and a committee cannot be designated under subdivision (b), by the board.

             (d) By all independent directors who are not parties or threatened to be made parties to the action, suit, or proceeding.

             (e) By the shareholders, but shares held by directors, officers, employees, or agents who are parties or threatened to be made parties to the action, suit, or proceeding may not be voted.

          (2) In the designation of a committee under subsection (1)(b) or in the selection of independent legal counsel under subsection (1)(c)(ii), all directors may participate.

          (3) If a person is entitled to indemnification under section 561 or 562 for a portion of expenses, including reasonable attorneys' fees, judgments, penalties, fines, and amounts paid in settlement, but not for the total amount, the corporation may indemnify the person for the portion of the expenses, judgments, penalties, fines, or amounts paid in settlement for which the person is entitled to be indemnified.

          Sec. 564b. (1) A corporation may pay or reimburse the reasonable expenses incurred by a director, officer, employee, or agent who is a party or threatened to be made a party to an action, suit, or proceeding in advance of final disposition of the proceeding if all of the following apply:

             (a) The person furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct set forth in sections 561 and 562.

             (b) The person furnishes the corporation a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct.

             (c) A determination is made that the facts then known to those making the determination would not preclude indemnification under this act.

          (2) The undertaking required by subsection (1)(b) must be an unlimited general obligation of the person but need not be secured.

          (3) Determinations and evaluations under this section shall be made in the manner specified in section 564a.

          Section 564c. A director, officer, employee, or agent of the corporation who is a party or threatened to be made a party to an action, suit, or proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice it considers necessary may order indemnification if it determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he or she met the applicable standard of conduct set forth in sections 561 and 562 or was adjudged liable as described in section 562, but if he or she was adjudged liable, his or her indemnification is limited to reasonable expenses incurred.

          Sec. 565. (1) The indemnification or advancement of expenses provided under sections 561 to 564c is not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation, bylaws, or a contractual agreement. The total amount of expenses advanced or indemnified from all sources combined shall not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses.

          (2) The indemnification provided for in sections 561 to 565 continues as to a person who ceases to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, personal representatives, and administrators of the person.

          Sec. 567. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have power to indemnify him or her against liability under sections 561 to 565.

          Sec. 569. For purposes of sections 561 to 567, "corporation" includes all constituent corporations absorbed in a consolidation or merger and the resulting or surviving corporation, so that a person who is or was a director, officer, employee, or agent of the constituent corporation or is or was serving at the request of the constituent corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise whether for profit or not shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as the person would if he or she had served the resulting or surviving corporation in the same capacity.

          Sec. 571. For the purposes of sections 561 to 567:

             (a) "Fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan.

             (b) "Other enterprises" shall include employee benefit plans.

             (c) "Serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, the director, officer, employee, or agent with respect to an employee benefit plan, its participants, or its beneficiaries.

             (d) A person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be considered to have acted in a manner "not opposed to the best interests of the corporation or its shareholders" as referred to in sections 561 and 562.

          Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of CMS Energy or of CMS Energy's subsidiaries and CMS Energy's officers and directors are indemnified against such losses by reason of their being or having been directors of officers or another corporation, partnership, joint venture, trust or other enterprise at CMS Energy's request. In addition, CMS Energy has indemnified each of its present directors by contracts that contain affirmative provisions essentially similar to those in sections 561 through 571 of the Michigan Business Corporation Act cited above.

          The Limited Partnership Agreement will provide that, to the fullest extent permitted by applicable law, CMS Energy Michigan shall indemnify the General Partner, the Special Representative, any affiliate of the General Partner or Special Representative, any officer, director, shareholder, partner, member, employee, representative or agent of the General Partner, the Special Representative, or any affiliate of the General Partner or Special Representative, and any employee or agent of CMS Energy Michigan or its affiliates for any loss, damage or claim incurred by such person by reason of any act or omission performed or omitted by such person in good faith on behalf of CMS Energy Michigan and in a manner reasonably believed to be within the scope of authority conferred on such person by the Limited Partnership Agreement, except that no such person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such person by reason of willful misconduct, gross negligence or fraud with respect to such acts or omissions. The Limited Partnership Agreement will also require that expenses (including legal fees) be advanced to any such person to the fullest extent permitted by applicable law upon receipt by CMS Energy Michigan of an undertaking from such person to repay such amount if it shall be determined that the person is not entitled to be indemnified. In addition, the Limited Partnership Agreement will provide that the provisions of the Limited Partnership Agreement, to the extent that they restrict the duties and liabilities of any of the foregoing persons otherwise existing at law or in equity, are agreed by the parties to the Limited Partnership Agreement to replace such duties and liabilities.

ITEM 16. EXHIBITS.


EXHIBIT NO.                                       DESCRIPTION
- -----------    ---------------------------------------------------------------------------------
(1)(a)*        Form of Underwriting Agreement with respect to the Offered Securities (other than the Class G Common Stock).
(1)(b)*        Form of Underwriting Agreement with respect to the Class G Common Stock.
(3)(a)*        Articles of Incorporation of CMS Energy, as amended. (Designated in CMS Energy's
               Form S-8 dated June 30, 1989, File No. 1-9513, as Exhibit (4).)
(3)(b)*        Form of Charter Amendment to the Articles of Incorporation of CMS Energy.
               (Designated in CMS Energy's Proxy Statement filed under cover of Schedule 14A
               Information on February 13, 1995, as Annex III.)
(3)(c)*        By-Laws of CMS Energy. (Designated in CMS Energy's Form 10-K for the year ended
               December 31, 1994, File No. 1-9513, as Exhibit (3)(b).)
(4)(d)*        Indenture dated as of September 15, 1992 between CMS Energy Corporation and NBD
               Bank, National Association, as Trustee. (Indenture under which the Senior Debt
               Securities will be issued.) (Designated in CMS Energy's Form S-3 Registration
               Statement filed May 1, 1992, File No. 33-47629, as Exhibit (4)(a).)
               First Supplemental Indenture dated as of October 1, 1992 between CMS Energy
               Corporation and NBD Bank, National Association, as Trustee. (Designated in CMS
               Energy's Form 8-K dated October 1, 1992, File No. 1-9513, as Exhibit (4).)
               Second Supplemental Indenture dated as of October 1, 1992 between CMS Energy
               Corporation and NBD Bank, National Association, as Trustee. (Designated in CMS
               Energy's Form 8-K dated October 1, 1992, File No. 1-9513, as Exhibit 4(a).)
(4)(e)*        Indenture dated as of January 15, 1994 between CMS Energy and The Chase Manhattan
               Bank, N.A., as Trustee. (Designated in CMS Energy's Form 8-K dated March 29,
               1994, File No. 1-9513, as Exhibit (4)(a).)
               First Supplemental Indenture dated as of January 20, 1994 between CMS Energy and
               The Chase Manhattan Bank, N.A., as Trustee. (Designated in CMS Energy's Form 8-K
               dated March 29, 1994, File No. 1-9513, as Exhibit (4)(b).)
(4)(f)*        Credit Agreement dated as of July 29, 1994 among CMS Energy, Citibank, N.A. and
               Union Bank as co-agents and certain banks named therein, and the Exhibits thereto. (Designated in CMS Energy's Form 10-Q for the quarter ended June 30,
               1994, File No. 1-9513, as Exhibit (4).)
(4)(g)*        Form of Subordinated Debt Securities Indenture between CMS Energy and The Chase
               Manhattan Bank, N.A., as Trustee.
(4)(h)*        Certificate of Limited Partnership of CMS Energy Michigan Limited Partnership.
(4)(i)*        Form of Amended and Restated Limited Partnership Agreement of CMS Energy Michigan
               Limited Partnership.
(4)(j)*        Form of Guarantee Agreement with respect to CMS Energy Michigan Preferred
               Securities.
(5)*           Opinion of Denise M. Sturdy, Esq., Assistant General Counsel for CMS Energy.
(8)*           Opinion re Tax Matters of Sidley & Austin.
(12)           Statement re computation of ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends.
(23)(a)*       Consent of Denise M. Sturdy, Esq., Assistant General Counsel for CMS Energy
               (included in Exhibit 5 above).
(23)(b)*       Consent of Sidley & Austin (included in Exhibit 8 above).
(23)(c)        Consent of Arthur Andersen LLP.
(24)*          Powers of Attorney.

EXHIBIT NO.                                       DESCRIPTION
- -----------    ---------------------------------------------------------------------------------
(25)(a)*       Statement of Eligibility and Qualification of NBD Bank, National Association
               (Trustee under the Senior Debt Indenture).
(25)(b)*       Statement of Eligibility and Qualification of The Chase Manhattan Bank, N.A.
               (Trustee under the Subordinated Debt Indenture).


- -------------------------

* Previously filed


     Exhibits listed above which have been filed with the Securities and Exchange Commission are incorporated herein by reference with the same effect as if filed with this Registration Statement.

ITEM 17. UNDERTAKINGS.

     The undersigned registrants hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that as claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and be governed by the final adjudication of such issue.

          (6) That (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, and State of Michigan, on the 4th day of April, 1995.


                                          CMS ENERGY CORPORATION

                                          By /s/ A M WRIGHT
                                          --------------------------------------
                                                  Alan M. Wright
                                                  Senior Vice President,
                                                  Chief Financial Officer and
                                                  Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their respective capacities as officers and/or directors of CMS Energy Corporation and on the dates indicated.


                NAME                                     TITLE                        DATE
- -------------------------------------     -----------------------------------     -------------
(i) Principal executive officer

   /s/ WILLIAM T. MCCORMICK, JR.          Chairman of the Board, Chief            April 4, 1995
- -------------------------------------     Executive Officer and Director
    (William T. McCormick, Jr.)

(ii) Principal financial officer:

        /s/ A M WRIGHT                    Senior Vice President, Chief            April 4, 1995
- -------------------------------------     Financial Officer and Treasurer
       (Alan M. Wright)

(iii) Controller or principal accounting officer:

       /s/ P.D. HOPPER                    Vice President, Controller and          April 4, 1995
- -------------------------------------     Chief Accounting Officer
     (Preston D. Hopper)

              *                           Director                                April 4, 1995
- -------------------------------------
     (James J. Duerstadt)

              *                           Director                                April 4, 1995
- -------------------------------------
    (Kathleen R. Flaherty)

              *                           Director                                April 4, 1995
- -------------------------------------
      (Victor J. Fryling)

              *                           Director                                April 4, 1995
- -------------------------------------
        (Earl D. Holton)

              *                           Director                                April 4, 1995
- -------------------------------------
        (Lois A. Lund)

                NAME                                     TITLE                        DATE
- -------------------------------------     -----------------------------------     -------------
                                          Director
- -------------------------------------
        (Frank H. Merlotti)

                *                         Director                                April 4, 1995
- -------------------------------------
           (W.U. Parfet)

                *                         Director                                April 4, 1995
- -------------------------------------
         (Percy A. Pierre)

                *                         Director                                April 4, 1995
- -------------------------------------
      (S. Kinnie Smith, Jr.)

                *                         Director                                April 4, 1995
- -------------------------------------
        (Robert D. Tuttle)

                *                         Director                                April 4, 1995
- -------------------------------------
         (Kenneth Whipple)

                *                         Director                                April 4, 1995
- -------------------------------------
        (John B. Yasinsky)

*By /s/ A M WRIGHT
- -------------------------------------
         (Alan M. Wright)
         Attorney-in-fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the co-registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, and State of Michigan, on the 4th day of April, 1995.


                                        CMS ENERGY MICHIGAN LIMITED PARTNERSHIP

                                        By CMS ENERGY CORPORATION, as
                                             General Partner

                                        By     /s/ A M WRIGHT
                                               -------------------------
                                                      Alan M. Wright
                                                Senior Vice President and
                                                 Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their respective capacities as officers and/or directors of CMS Energy Corporation, as the corporate general partner of CMS Energy Michigan Limited Partnership, and on the dates indicated.


                NAME                                     TITLE                        DATE
- -------------------------------------     -----------------------------------     -------------
(i) Principal executive officer

    /s/ WILLIAM T. MCCORMICK, JR.         Chairman of the Board, Chief            April 4, 1995
- -------------------------------------     Executive Officer and Director
     (William T. McCormick, Jr.)

(ii) Principal financial officer:

           /s/ A M WRIGHT                 Senior Vice President, Chief            April 4, 1995
- -------------------------------------     Financial Officer and Treasurer
          (Alan M. Wright)

(iii) Controller or principal accounting officer:

           /s/ P.D. HOPPER                Vice President, Controller and          April 4, 1995
- -------------------------------------     Chief Accounting Officer
         (Preston D. Hopper)

                  *                       Director                                April 4, 1995
- -------------------------------------
        (James J. Duerstadt)

                  *                       Director                                April 4, 1995
- -------------------------------------
       (Kathleen R. Flaherty)

                  *                       Director                                April 4, 1995
- -------------------------------------
         (Victor J. Fryling)

                  *                       Director                                April 4, 1995
- -------------------------------------
          (Earl D. Holton)

                NAME                                     TITLE                        DATE
- -------------------------------------     -----------------------------------     -------------
                  *                       Director                                April 4, 1995
- -------------------------------------
           (Lois A. Lund)

                                          Director
- -------------------------------------
         (Frank H. Merlotti)

                  *                       Director                                April 4, 1995
- -------------------------------------
            (W.U. Parfet)

                  *                       Director                                April 4, 1995
- -------------------------------------
          (Percy A. Pierre)

                  *                       Director                                April 4, 1995
- -------------------------------------
       (S. Kinnie Smith, Jr.)

                  *                       Director                                April 4, 1995
- -------------------------------------
         (Robert D. Tuttle)

                  *                       Director                                April 4, 1995
- -------------------------------------
          (Kenneth Whipple)

                  *                       Director                                April 4, 1995
- -------------------------------------
         (John B. Yasinsky)

       *By /s/ A M Wright
- -------------------------------------
          (Alan M. Wright)
          Attorney-in-fact

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                         ----------------------------------


                                  AMENDMENT NO. 1



                                         TO

                                      FORM S-3
                               REGISTRATION STATEMENT
                                       UNDER
                             THE SECURITIES ACT OF 1933

                               CMS ENERGY CORPORATION

                      CMS ENERGY MICHIGAN LIMITED PARTNERSHIP
                                      EXHIBITS

    ----------------------------------------------------------------------------

    ----------------------------------------------------------------------------

                                 EXHIBIT INDEX


EXHIBIT NO.                                    DESCRIPTION                                   PAGE
- -----------    ---------------------------------------------------------------------------   ----
(1)(a) *       Form of Underwriting Agreement with respect to the Offered Securities
               (other than the Class G Common Stock).
(1)(b) *       Form of Underwriting Agreement with respect to the Class G Common Stock.
(3)(a) *       Articles of Incorporation of CMS Energy, as amended. (Designated in CMS
               Energy's Form S-8 dated June 30, 1989, File No. 1-9513, as Exhibit (4).)
(3)(b) *       Form of Charter Amendment to the Articles of Incorporation of CMS Energy.
               (Designated in CMS Energy's Proxy Statement filed under cover of Schedule
               14A Information on February 13, 1995, as Annex III.)
(3)(c) *       By-Laws of CMS Energy. (Designated in CMS Energy's Form 10-K for the year ended December 31, 1994, File No. 1-9513, as Exhibit (4)(b).)
(4)(d) *       Indenture dated as of September 15, 1992 between CMS Energy Corporation and
               NBD Bank, National Association, as Trustee. (Indenture under which the
               Senior Debt Securities will be issued.) (Designated in CMS Energy's Form
               S-3 Registration Statement filed May 1, 1992, File No. 33-47629, as Exhibit
               (4)(a).)
               First Supplemental Indenture dated as of October 1, 1992 between CMS Energy
               Corporation and NBD Bank, National Association, as Trustee. (Designated in
               CMS Energy's Form 8-K dated October 1, 1992, File No. 1-9513, as Exhibit
               (4).)
               Second Supplemental Indenture dated as of October 1, 1992 between CMS
               Energy Corporation and NBD Bank, National Association, as Trustee.
               (Designated in CMS Energy's Form 8-K dated October 1, 1992, File No.
               1-9513, as Exhibit 4(a).)
(4)(e) *       Indenture dated as of January 15, 1994 between CMS Energy and The Chase
               Manhattan Bank, N.A., as Trustee. (Designated in CMS Energy's Form 8-K
               dated March 29, 1994, File No. 1-9513, as Exhibit (4)(a).)
               First Supplemental Indenture dated as of January 20, 1994 between CMS
               Energy and The Chase Manhattan Bank, N.A., as Trustee. (Designated in CMS
               Energy's Form 8-K dated March 29, 1994, File No. 1-9513, as Exhibit
               (4)(b).)
(4)(f)  *      Credit Agreement dated as of July 29, 1994 among CMS Energy, Citibank, N.A.
               and Union Bank as co-agents and certain banks named therein, and the
               Exhibits thereto. (Designated in CMS Energy's Form 10-Q for the quarter ended June 30, 1994, File No. 1-9513, as Exhibit (4).)
(4)(g) *       Form of Subordinated Debt Securities Indenture between CMS Energy and The
               Chase Manhattan Bank, N.A., as Trustee.
(4)(h) *       Certificate of Limited Partnership of CMS Energy Michigan Limited
               Partnership.
(4)(i)  *      Form of Amended and Restated Limited Partnership Agreement of CMS Energy
               Michigan Limited Partnership.
(4)(j)  *      Form of Guarantee Agreement with respect to CMS Energy Michigan Preferred
               Securities.
(5)     *      Opinion of Denise M. Sturdy, Esq., Assistant General Counsel for CMS
               Energy.
(8)     *      Opinion re Tax Matters of Sidley & Austin.
(12)           Statement re computation of ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends.
(23)(a) *      Consent of Denise M. Sturdy, Esq., Assistant General Counsel for CMS Energy
               (included in Exhibit 5 above).

EXHIBIT NO.                                    DESCRIPTION                                   PAGE
- -----------    ---------------------------------------------------------------------------   ----
(23)(b) *      Consent of Sidley & Austin (included in Exhibit 8 above).
(23)(c)        Consent of Arthur Andersen LLP.
(24)    *      Powers of Attorney.
(25)(a) *      Statement of Eligibility and Qualification of NBD Bank, National
               Association (Trustee under the Senior Debt Indenture).
(25)(b) *      Statement of Eligibility and Qualification of The Chase Manhattan Bank,
               N.A. (Trustee under the Subordinated Debt Indenture).


- -------------------------

*   Previously filed


     Exhibits listed above which have been filed with the Securities and Exchange Commission are incorporated herein by reference with the same effect as if filed with this Registration Statement.